As filed with the Securities and Exchange Commission on March 31, 2023.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Kodiak Gas Services, Inc.

(Exact name of registrant as specified in its charter)

Delaware	4922	83-3013440
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

15320 Highway 105 W, Suite 210

Montgomery, Texas 77356

(936) 539-3300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Robert M. McKee

President and Chief Executive Officer

15320 Highway 105 W, Suite 210

Montgomery, Texas 77356

(936) 539-3300

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Matthew R. Pacey Jennifer Wu Atma J. Kabad Kirkland & Ellis LLP 609 Main Street, Suite 4700 Houston, Texas 77002 (713) 836-3600	Ryan J. Maierson Nick S. Dhesi Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, Texas 77002 (713) 546-5400

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer	☐	Non-accelerated filer	☒	Smaller reporting company	☐
					Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated                 , 2023.

             Shares

Kodiak Gas Services, Inc.

Common Stock

This is an initial public offering of shares of common stock of Kodiak Gas Services, Inc. All of the                  shares of common stock are being sold by us.

Prior to this offering, there has been no public market for our common stock. It is currently expected that the initial public offering price per share will be between $                 and $                 . We intend to list our common stock on the New York Stock Exchange (“NYSE”) under the symbol “KGS.”

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, we have elected to take advantage of certain reduced public company reporting requirements for this prospectus and future filings. See “Risk Factors” and “Prospectus Summary—Emerging Growth Company.”

After the completion of this offering, an investment fund advised by an affiliate of EQT AB will beneficially own approximately                 % of our outstanding common stock (or                 % if the underwriters exercise in full their option to purchase additional shares of common stock). As a result, we will be a “controlled company” within the meaning of the rules of the NYSE; however, we do not currently intend to rely on any exemptions from the corporate governance requirements of the NYSE available to “controlled companies.” See “Management—Controlled Company Status.”

See “Risk Factors” beginning on page 27 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission (“SEC”) nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per share	Total
Initial public offering price	$	$
Underwriting discount and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	See “Underwriting” for additional information regarding underwriting compensation.

To the extent that the underwriters sell more than                  shares of common stock, the underwriters have the option, for a period of 30 days, to purchase up to an additional                  shares from us at the initial price to the public less the underwriting discount and commissions.

The underwriters expect to deliver the shares of common stock against payment on or about                 .

Goldman Sachs & Co. LLC	J.P. Morgan

Barclays

BofA Securities
Raymond James	RBC Capital Markets	Stifel	Truist Securities	TPH&Co.

Comerica Securities	Fifth Third Securities	Regions Securities LLC	Texas Capital Securities

AmeriVet Securities	Guzman & Company	R. Seelaus & Co., LLC	Siebert Williams Shank

Prospectus dated                 , 2023

KODIAK
GAS SERVICES

99%

5-year average fleet utilization

>99.5%

Mechanical availability historical average

1,037

Dec. 2022 average revenue generating HP/unit

81%

Fleet over 1,000 HP

96%

Fleet is low emissions capable

42%

Diverse workforce

Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we and the underwriters have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where such offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

Through and including                 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Commonly Used Defined Terms

As used in this prospectus, unless the context indicates or otherwise requires, the terms listed below have the following meanings:

•

“ABL Credit Agreement” means that certain Fourth Amended and Restated Credit Agreement, dated as of March 22, 2023, among Frontier Intermediate Holding, LLC, Kodiak Gas Services, LLC, the other obligors party thereto, the lenders party thereto, and JPMorgan Chase Bank, N.A., as administrative agent;

i

•	“ABL Facility” means our senior secured asset-based revolving credit facility provided under and governed by the ABL Credit Agreement;

•	“Company” means Kodiak Gas Services, Inc. and its consolidated subsidiaries;

•

“EQT” or “EQT AB Group” means, as the context may require, EQT AB or EQT AB and its direct and indirect subsidiaries including, for the avoidance of doubt, investment vehicles managed and/or operated by affiliates of EQT AB and their respective portfolio companies;

•

“EQT AB” means EQT AB (publ), a Swedish public limited liability company registered with the Swedish Companies Registration Office (Reg. No. 556849-4180) and whose ordinary shares are listed on Nasdaq Stockholm stock exchange;

•	“Holdco Term Loan” means the Term Loan after the consummation of the Term Loan Transaction as described below;

•	“Kodiak Holdings” means Frontier TopCo Partnership, L.P., an affiliate of EQT AB and holder of record of Kodiak Gas Services, Inc. common stock;

•	“Term Loan” means the term loan facility governed by the Term Loan Credit Agreement;

•

“Term Loan Credit Agreement” means that certain Amended and Restated Credit Agreement, dated as of May 19, 2022, as amended by that certain First Amendment, dated March 31, 2023, among Kodiak Gas Services, LLC, Frontier Intermediate Holding, LLC, Wells Fargo Bank, N.A. as Administrative Agent, and the lenders party thereto; and

•

“Term Loan Transaction” means the assumption of all of the Company’s and its subsidiaries’ remaining obligations under the Term Loan (after the application of the proceeds of this offering as described in “Use of Proceeds”) by a parent entity of Kodiak Holdings, and pursuant to which the Company’s obligations thereunder will be terminated. Following the consummation of the Term Loan Transaction, the Company will no longer be a borrower or guarantor under, nor otherwise be obligated with respect to the debt outstanding under the Term Loan.

Presentation of Information

Unless otherwise indicated, information presented in this prospectus (i) assumes that the underwriters’ option to purchase additional common stock is not exercised, (ii) assumes that the initial public offering price of the shares of our common stock will be $                 per share (which is the midpoint of the estimated price range set forth on the cover page of this prospectus) and (iii) assumes the filing and effectiveness of the Amended and Restated Certificate of Incorporation (our “charter”) and the Amended and Restated Bylaws (our “bylaws”), both of which will be adopted immediately prior to the consummation of this offering. See “Description of Capital Stock” for a description of our charter and bylaws.

Industry and Market Data

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, government publications or other published independent sources. These sources include the United States Energy Information Administration (“EIA”) and the International Energy Agency. Information referred to herein from the EIA is based on the EIA’s Annual Energy Outlook 2023, released on March 16, 2023. Information referred to herein from the International Energy Agency is based on its 2022 World Energy Outlook, dated November 2022. Although we believe these third-party sources are reliable as of their respective dates, neither we nor the underwriters have independently verified the accuracy or completeness of this information. Some data is also based on our good faith estimates and our management’s understanding of industry conditions. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications.

ii

Trademarks and Trade Names

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this prospectus is not intended to, and does not imply, a relationship with us or an endorsement or sponsorship by or of us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and trade names.

iii

PROSPECTUS SUMMARY

This summary provides a brief overview of information contained elsewhere in this prospectus. Because it is abbreviated, this summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully before making an investment decision, including the information presented under the headings “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements and related notes thereto included elsewhere in this prospectus.

Company Overview

We are a leading operator of contract compression infrastructure in the United States (“U.S.”). Our compression operations are critical to our customers’ ability to reliably produce natural gas and oil to support growing global energy demand. We are a market leader in the Permian Basin, which is the largest producing natural gas and oil basin in the U.S. We operate our large horsepower compression units under stable, fixed-revenue contracts with blue-chip upstream and midstream customers. Our compression assets have long useful lives consistent with the expected production lives of the key regions where we operate. We believe our partnership-focused business model positions us as the preferred contract compression operator for our customers and creates long-standing relationships. We strategically invest in the training, development, and retention of our highly skilled and dedicated employees and believe their expertise and commitment to excellence enhances and differentiates our business model. Furthermore, we maintain an intense focus on being one of the most sustainable and responsible operators of contract compression infrastructure.

Eighty-four percent of our compression assets are strategically deployed in the Permian Basin and Eagle Ford Shale, which the EIA expects to maintain significant production volumes through at least 2050. We believe these two regions have the largest and lowest-cost unconventional resources in the U.S. Additionally, there are significant liquefied natural gas (“LNG”) export projects in development, and overall LNG capacity is expected to meaningfully grow over the next decade. We expect this to translate into Permian Basin and Eagle Ford Shale natural gas production growth, requiring substantial additional compression horsepower. We believe these regions will play an increasingly important role in global energy security as the world continues to require reliable and growing natural gas and oil production to support increasing global energy demand.

We are a leader in large horsepower compression, with approximately 81% of our approximately 3.1 million horsepower fleet comprised of compression units larger than 1,000 horsepower. Due to lower initial reservoir pressures, production from unconventional resources, such as the Permian Basin and Eagle Ford Shale, requires significantly more compression horsepower than from conventional production, which supports our large horsepower strategy. Additionally, increased demand for large horsepower infrastructure is driven by multi-well pad drilling, overall well density, and large-scale gathering systems. We believe large horsepower compression units serve more stable applications, receive longer initial contracts, are more likely to be renewed, and produce higher margins, ultimately generating recurring cash flow and return on invested capital.

We believe the quality of our relationships with blue-chip customers, the reliability of our compression operations and the structure of our contracts produce stable, recurring cash flow. We derive substantially all of our revenues from fixed-revenue contracts. Approximately 39% of our total revenues come from our four largest customers for the year ended December 31, 2022, which are all S&P 500 constituents and investment grade rated upstream and midstream companies in the Permian Basin. Our partnership-focused business model provides best-in-class reliability, which we believe is critical to securing and maintaining long-term relationships with our customers. Our assets and supporting operations have an industry-leading historical average mechanical availability (which measures the percentage of time in a given period that compression operations are being provided or are capable of being provided) of over 99.5% since inception. The strength of our customer relationships and contract structures, combined with the reliability and critical nature of our assets, have resulted in a five-year 99% average fleet utilization (which measures the revenue-generating horsepower divided by our total fleet horsepower).

Below is a presentation of our average fleet utilization and our total revenue-generating horsepower since 2017:

Countries around the world are moving toward a lower carbon future while providing secure low-cost sources of energy for their citizens. Recent world events have resulted in renewed attention on environmentally responsible and secure energy production provided by the U.S., and we are committed to continuing to play a meaningful role in our industry. We are focused on being the most resilient and sustainable enterprise, and we have ambitious sustainability goals. We will continue to innovate processes and technologies to assist our customers in meeting their emission reduction goals, while striving to provide a safe, inclusive and supportive environment for our employees and the communities where we operate. Finally, we intend to do business with integrity and ethics and maintain a corporate governance structure that includes appropriate oversight and transparency in all aspects of our operations.

Our Business Model

Our business model is focused on large horsepower contract compression operations, which we believe is central to our customers’ efforts to meet the expected growing natural gas and oil demand from the Permian Basin and other regions in the U.S. Large horsepower compression operations allow us to enter into longer-term contracts that we believe are more predictable and stable for us and our customers. We believe our focus on customer service in top-tier regions, and the critical nature of our assets results in long-term customer relationships and financial stability for our business.

Our preventative and predictive maintenance and overhaul programs are designed to maximize mechanical availability and extend the useful lives of our assets over multiple decades. These programs allow us to contract all of our compression assets at rates that are comparable to our newest compression units. Our standardized fleet also enables streamlined and systematic training and on-site maintenance maximizing uptime for our customers. We are developing advanced systems to proactively analyze and monitor the operating conditions of our equipment, allowing for maximum uptime for our customers. Our maintenance culture is foundational to our partnership-focused business model and allows us to provide over 99.5% mechanical availability to our customers.

We believe that our customers will continue to outsource their compression infrastructure needs allowing them to limit their capital investments in compression equipment and increase their free cash flow or deploy capital on projects directly related to their core businesses. By outsourcing compression infrastructure, customers can efficiently address their changing compression requirements over time. Additionally, our customers benefit from the technical skills of our specialized personnel, and our focus on reliability and emissions reduction helps them advance their sustainability goals.

We manage our business through two operating segments: Compression Operations and Other Services. Compression Operations consists of operating company-owned and customer-owned compression infrastructure for our customers, pursuant to fixed-revenue contracts to enable the production, gathering and transportation of natural gas and oil. Other Services consists of a full range of contract services to support the needs of our customers, including station construction, maintenance and overhaul and other ancillary time and material based offerings. Our Other Services offerings are often cross-sold, bolstering cash flow generation with no associated capital expenditures.

We have a proven track record of steady growth, cash flow generation, strong financial results driven by increasing overall compression demand (particularly for large horsepower compression units), long-standing customer relationships, the fixed-revenue nature of our contracts and best-in-class reliability of our assets. From 2021 to 2022:

•	Our revenue-generating horsepower increased by 7% from 2.9 million horsepower to 3.1 million horsepower;

•	Our revenue increased by 17% from $606.4 million to $707.9 million; our net income decreased from $181.0 million to $106.3 million;

•	Our Adjusted Gross Margin increased by 11% from $396.2 million to $440.6 million; and

•	Our Adjusted EBITDA increased by 11% from $361.0 million to $399.0 million.

Additionally, on March 22, 2023, the aggregate commitments under our ABL Facility, which matures in March 2028, were upsized to $2.2 billion. After the completion of this offering, we expect to have approximately $400 million of total availability under the ABL Facility, subject to certain restrictions described herein which may reduce such amounts available. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Description of Indebtedness.”

Adjusted Gross Margin and Adjusted EBITDA are not financial measures calculated in accordance with GAAP, but we believe they provide important perspective regarding our operating results and cash flow. “—Non-GAAP Financial Measures” below contains a descriptions of Adjusted Gross Margin and Adjusted EBITDA and reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP.

Our Assets

As of December 31, 2022, our compression asset base consists of 3,021 revenue-generating compression units amounting to approximately 3.1 million horsepower of owned compression, with an average of 1,037 horsepower per revenue-generating compression unit. The average age of our fleet is 3.5 years and 85% of our compression fleet is less than five years old. Approximately 81% of our fleet is comprised of large horsepower compression units, aligning with the evolving industry demand. Large compression units enable multi-well pad development, reduce downtime, improve overall unit economics and provide lower emissions per horsepower relative to small horsepower compression units. Fleet standardization and continued geographic concentration allow us to lower cost of operations and improve margins through economies of scale.

Below is a tabular overview of our fleet by horsepower as of December 31, 2022.

	Fleet Horsepower	Percent of Horsepower	Horsepower Utilization (Period End)
Large horsepower >1,000 horsepower	2,524,522	81%	99.9%
Medium & small horsepower <1,000 horsepower	609,784	19%	99.9%

Total	3,134,306	100%

We have standardized our fleet and operational processes, creating an effective and seamless fleet maintenance program, spare parts inventory and efficient and resilient supply chain. Additionally, our assets are designed to serve a wide variety of large horsepower applications, such as gathering, processing and transportation of natural gas and centralized gas lift of oil.

Our Key Areas of Operation

The following map illustrates our key areas of operation and corresponding revenue-generating horsepower:

HP = Revenue-generating horsepower

We strategically focus on deploying our compression assets in the most economic areas of leading onshore U.S. regions with the longest production horizons. We believe partnering with top-tier customers in regions with multi-decade resource life will support continued strong utilization and recontracting of our assets through industry and broader macroeconomic cycles.

Eighty-four percent of our compression assets are deployed in the Permian Basin and Eagle Ford Shale, which the EIA expects to maintain significant production volumes through at least 2050. Based on data from the EIA, these two regions represented 29% of U.S. Lower 48 natural gas production and 66% of U.S. Lower 48 oil production in 2022.

The Permian Basin and Eagle Ford Shale are connected through long-haul natural gas pipelines to the nearby U.S. Gulf Coast and are critical natural gas supply basins for the LNG export capacity expansion occurring in the region. In addition to the Permian Basin and Eagle Ford Shale, we have assets in the Powder River Basin, Mid-Continent Region, DJ Basin, Appalachian Basin, Barnett Shale / East Texas Region and Black Warrior Basin. Below is a table showing revenue-generating horsepower in our areas of operations as of December 31, 2022:

	Revenue-Generating Horsepower	Percent of Horsepower
Permian Basin	2,177,483	70%
Eagle Ford Shale	432,921	14%
Other Areas of Operation	521,227	16%

Total	3,131,631	100%

Our Customers and Contracts

We have developed long-term commercial relationships with premier upstream and midstream customers in our key areas of operations. We believe that alignment with our customers’ goals is a key differentiator to our business, and we have built a reputation backed by our leading mechanical availability to earn and strengthen customer loyalty. We believe mechanical availability is the key consideration for a customer in making its contract compression decisions. It is our priority to maintain over 99.5% mechanical availability in addition to providing uninterrupted “first-call” service for any and all downtime events across our fleet. This commitment to mechanical availability maximizes total customer operational uptime and revenue stability. We believe these factors make us the leading choice for our customers.

We have developed a systematic and selective customer evaluation methodology, based on key criteria including customers’ credit rating, size, and geological asset quality. Our four largest customers for the year ended December 31, 2022 are all S&P 500 constituents and investment grade rated upstream and midstream companies in the Permian Basin. Approximately 84% of initially contracted large horsepower for our top four customers is still in service with those customers today. The table below provides further information on our top four customers:

Top 4 Customer Overview
Top 4 customers	Customer A	Customer B	Customer C	Customer D
Primary geography	Midland Basin	Delaware Basin	Delaware Basin	Delaware Basin
Credit rating (Moody’s / S&P)	Baa1/BBB	A3/A-	Baa2/BBB	Baa3/BBB-
HP CAGR since start of relationship	48%	57%	21%	54%
% of 2022 compression operations revenue	13%	11%	9%	6%
Length of relationship (years)	10	9	9	9

Our contracts are designed to provide us with predictable, stable, and recurring cash flows through industry and broader macroeconomic cycles. To maximize cash flow stability our contracts typically include:

•	fixed-revenue structures similar to midstream take-or-pay contracts;

•	annual built-in inflation adjustments;

•	pre-billing structure for the following month’s service fees;

•	primary contract terms of one to seven years in duration (with large horsepower compression units typically contracted for a primary term of three years); and

•	provisions requiring customers to pay for all mobilization and demobilization costs, which can be significant.

Additionally, because of our historically high mechanical availability and the multi-decade resource life in our key areas of operations, our contracts are typically renewed multiple times.

Our customer selection methodology and standardized contract structure have helped insulate our business from industry and broader macroeconomic cycles and have enabled us to drive better customer retention and increase our cash flow.

Our Sustainability Leadership

The energy industry is in a pivotal time as the world moves toward ambitious emissions reduction targets while maintaining affordable and reliable sources of energy. We maintain an intense focus on being one of the most sustainable and responsible operators of contract compression infrastructure. Furthermore, we strive to provide a safe, inclusive and supportive environment for the communities in which we live and the customers and employees with whom we work. We seek to continuously improve our operations, relationships with our stakeholders and ultimately maintain our position as a sustainable and responsible operator of contract compression infrastructure. We have a demonstrated track record of establishing programs and setting tangible targets to achieve initiatives for continuous improvement in each of these areas to create value for all of our stakeholders.

Ninety-six percent of our current fleet is capable of operating in the most stringent emissions regulatory environments in the U.S., which require emissions of 0.5g NOx or less. We also believe it is imperative that we continue to develop and implement innovative strategies and technologies that further reduce emissions intensity and improve the operational reliability of our business. Many of our upstream and midstream customers have significantly increased their commitments to reduce emissions and rely on us to help them achieve their reduction goals. We have also developed several technologies targeting additional emissions reductions including ecoView and other fugitive methane reduction solutions. EcoView is our proprietary emissions monitoring and leak detection system that we have deployed in the field. We expect to begin broad scale integration of ecoView across our large horsepower compression fleet during 2023.

Electric motor drive compression is also part of our long-term strategy to reduce emissions intensity across our fleet. We have begun deploying electric motor drive compression with select customers and have additional assets that we will deploy in the near future under long-term fixed-revenue contracts. In addition, in select geographic areas where electric infrastructure exists, we assist our customers in building out their electric compression infrastructure.

Our people are vital to the success of our business. As a result, we have developed a robust safety culture that permeates all aspects of our business. Our comprehensive training program emphasizes safety, improving technical skills and professional development for employees across all functional areas. This program is further bolstered through a virtual training program currently in development to better prepare our employees to safely address situations in the field. Diversity and inclusion are paramount to our organization. We also require 100% compliance across our Company in diversity and inclusion training. Diversity is also important at our board level, where we expect 56% of our directors to identify as gender or ethnically diverse. We recently created the Kodiak Cares Foundation to support employees and charitable causes in the community. We are also committed to supporting veterans and do so through our recruiting and hiring efforts as well as supporting several causes that assist veterans and active-duty military.

Competitive Strengths

We believe that the following strengths of our business differentiate us from our competitors, reinforce our leadership position and enable us to capitalize on expected demand growth for natural gas compression infrastructure:

Premier, partnership-focused business model drives long-standing relationships with top-tier customers

We believe that we have a premier, partnership-focused business model that has created long-term relationships with our customers who depend on our compression operations as a critical element of their core production infrastructure. We treat our customers as partners, helping them optimize their compression infrastructure and bolster their cash flows.

We seek to maximize uptime and revenue for our customers with a historical average mechanical availability of over 99.5%. We maintain 24/7/365 “first-call” service for all instances of downtime across all horsepower classes. We also employ a robust inventory management system to ensure that spare parts required for maintenance and repairs are readily available in close proximity to our fleet. Our operational excellence and partnership-focused business model create substantial value for customers who benefit from increased throughput allowing them to generate additional revenue.

Our customers are leading upstream and midstream companies operating in the top U.S. basins. As a testament to the quality of the relationships with our top four customers, approximately 84% of the large horsepower initially contracted with such customers remains under contract.

Our critical natural gas infrastructure in the most prolific U.S. regions is optimally positioned to support natural gas and oil production to satisfy growing global energy demand

We focus on strategically deploying our critical compression assets in leading onshore U.S. regions. We have 84% of our horsepower deployed in the Permian Basin and Eagle Ford Shale. We believe these two regions rank among the largest inventory unconventional resources in the U.S. and based on data from the EIA, represented 29% of U.S. Lower 48 natural gas production and 66% of U.S. Lower 48 oil production in 2022. As these resources continue to be developed, increases in well-density driven by multi-well pad drilling, will result in increased demand for large compression equipment, which aligns with our large horsepower strategy.

Our business supports growing global energy demand by facilitating production of natural gas and oil. The Permian Basin and Eagle Ford Shale are increasingly providing the world with a reliable and secure supply of low-cost natural gas. We believe that projected U.S. Gulf Coast LNG liquefaction capacity additions will require incremental natural gas produced from the Permian Basin and Eagle Ford Shale. Global LNG demand is expected to almost double from 380 million ton per annum (“MTPA”) in 2021 to approximately 700 MTPA by 2040. Increase in demand for U.S. LNG exports to Europe is likely to be driven by the need to backfill the disrupted supply of Russian natural gas.

Purpose built, standardized large horsepower compression fleet that is critical to our customers’ operations

We began deploying large horsepower compression units for centralized gas lift in the Permian Basin in 2013, which became the industry standard by 2016. We are an industry leader in large horsepower compression units with approximately 81% of our fleet in large horsepower compression units and an average of 1,037 horsepower per revenue-generating compression unit as of December 31, 2022. We believe our concentration of large horsepower compression units positions us to obtain longer contract tenor, extended time on location, greater renewal success and higher margins per compression unit relative to smaller horsepower compression units.

We have built a standardized compression fleet designed to support our customers’ needs, resulting in higher mechanical availability for our customers and lower maintenance costs for us. Our rigorous maintenance program enables our compression units of all ages to operate with similar efficiency and generate similar contract rates. This operational consistency enables us to generate stable revenues through the expected multi-decade operating life of a compression unit.

Stability of our cash flow provides a strong financial profile supporting our return of capital and growth objectives

We believe that our contract structure provides strong visibility and predictability of cash flows while insulating revenues from industry and broader macroeconomic cycles. Substantially all of our revenue is derived from fixed-revenue contracts that charge a flat monthly rate with annual built-in inflation adjustments, providing us with cash flow stability as well as downside protection. Our 5-year average fleet utilization of over 99% enabled our revenue stability.

Compression costs are a non-discretionary operating expense for our customers. Our business is essential to maintain natural gas and oil production and is insulated from commodity price fluctuations or drilling and completion activities, which enabled us to grow revenue and earnings during the COVID-19 pandemic. The versatility of our units to support a variety of applications further enhances the stability of cash flows. Once our compression units are installed on customers’ locations, prolonged production disruptions and significant mobilization and demobilization costs, typically borne by our customers, would be required to displace our compression units.

Our disciplined approach to deploying capital with a proven track record of achieving high returns has enabled our significant growth. We order compression units when we have a customer commitment in place. Additionally, our business model benefits from growth capital spending flexibility, which allows us to rapidly increase or decrease spending as industry conditions warrant. This flexibility was evident during the COVID-19 pandemic when we reduced equipment orders and utilized a portion of our additional cash flow to repay outstanding debt. This reduction in growth capital spending was approximately $134 million, representing a 44% reduction to our start of the year budget. Our average utilization for 2020 was 98%.

Differentiated sustainability practices are core to our business model

We see the opportunity to continue to lead our industry in sustainability practices with a keen focus on doing our part to safeguard the environment, positively impact society, and maintain integrity and high governance standards.

We have a low emission compression fleet, with 96% capable of operating in the most stringent emissions regulatory environments in the U.S., which require emissions of 0.5g NOx or less, aligning us with our customers’ emissions reduction initiatives. Furthermore, we are deploying large horsepower electric motor drive compression, reducing our emissions intensity across our fleet. Our experience of deploying electric units and working with our customers in building the infrastructure required to power electric compression has allowed us to develop expertise in electric compression construction and operations.

Our strong sustainability commitment also focuses on social and governance aspects. Our employees and the communities that we serve are central to what we do. We have implemented a variety of initiatives to support our people and deliver better service to our customers. Diversity and inclusion is paramount to a successful organization. We have a 42% gender or ethnically diverse workforce, and we require 100% compliance across our company in diversity and inclusion training. Diversity is also important at our board level, where we expect 56% of our directors to identify as gender or ethnically diverse. We have implemented robust required safety training programs that have resulted in a leading safety record, developed virtual training programs to better prepare our employees for situations in the field, and offer various mentorship and technical training programs that grow our employees’ skillsets.

Founder-led, experienced team with a proven track record of value creation

We are led by our founder and CEO, Robert M. (“Mickey”) McKee, and an experienced management team with a proven track record of value creation. Management’s extensive experience and strong leadership has resulted in a unique culture centered on entrepreneurship, responsibility, and a partnership-focused business model. We were founded and operate on the principle that our people, customers and vendors are the foundation of our success. Since our inception, this approach has contributed to significant growth, and we now have a compression fleet of 3.1 million horsepower.

Business Strategies

Our primary business objective is to maximize stockholder value, which we intend to do by pursuing disciplined growth while returning capital to our stockholders and maintaining strong financial and balance sheet flexibility. We intend to accomplish this objective by executing on the following business strategies:

Generate a stable cash flow profile by focusing on fixed-revenue contracts in the lowest cost, largest inventory regions

Our fixed-revenue contract structures with pre-billing of monthly fees further insulate our business from fluctuations in commodity prices and provides strong cash flow visibility. We target multi-year contracts with recurring contract renewals to take full advantage of the long-life inventory of our areas of operations.

Our strategic positioning in the Permian Basin and Eagle Ford Shale enables us to capitalize on the large and low-cost existing production base in two of the most critical U.S. natural gas and oil producing regions. We believe that continuing to deploy our assets in these multi-decade resource life regions will help us to maintain high asset utilization through industry and broader macroeconomic cycles and provide cash flow stability.

Continue to focus on reliable and low-emission large horsepower compression infrastructure

Our low-emission large horsepower compression infrastructure assets have an industry-leading historical average mechanical availability of over 99.5%. Our compression operations maximize uptime and consequently our customers’ cash flows, while lower emissions assets support our Company’s and our customers’ sustainability goals.

The growing share of unconventional production in the U.S. will continue to support the need for compression, which requires more horsepower compared to that of conventional production. Additionally, as customers continue to shift to multi-well pad drilling, they will increasingly require centralized compression models, relying on large horsepower compression units for their natural gas gathering, processing and transportation and gas lift operations. We believe that our industry leading large horsepower fleet, with approximately 81% of our compression units larger than 1,000 horsepower, and our focus on reliability and low-emissions will allow us to benefit from growing demand for these types of assets.

Pursue high return growth opportunities alongside our leading customer base

We have grown our total revenue-generating horsepower since inception in 2011 to approximately 3.1 million horsepower while achieving industry leading fleet utilization and strong margins. We believe organic growth opportunities with existing and new customers in our current areas of operation will be a driver of long-term value creation. Increasing well density and the trend toward unconventional resource development will drive the need for additional large horsepower. In addition to expanding our horsepower base, we can grow our revenue base by pursuing ancillary opportunities tailored to our customers’ needs including station construction and third-party services. Additionally, our compression operations contracts include built-in inflation adjustments resulting in continued growth of our revenue base.

We actively seek to partner and grow with customers who have meaningful acreage positions in long-life and low-cost producing regions with significant infrastructure development needs. We collaborate with our customers to jointly develop long-term solutions designed to optimize their lifecycle compression costs, positioning us as their contract compression operator of choice.

Return capital to our stockholders while maintaining a conservative balance sheet with flexibility to pursue growth objectives

We believe that our resilient business model and the strength and flexibility of our balance sheet will support an attractive through-cycle dividend to our stockholders. We plan to maintain conservative balance sheet leverage. We intend to maintain a prudent financial policy which will enable us to maintain our commitment to capital returns while pursuing capital efficient growth projects.

Our business model focuses on growing our cash flow, which provides us flexibility to further enhance stockholder returns by growing our dividend, implementing share buybacks, or paying down debt.

Our disciplined approach to deploying capital with a proven track record of achieving high returns has enabled our significant growth. We typically only order compression units when we have a customer commitment in place.

Invest in attracting, retaining, and developing world-class talent

We believe the quality and relentless focus of our workforce is key to our success, and differentiates us from our competitors and positions us as a leader in the compression industry. We seek to attract and retain a diverse workforce with equal opportunities and prospects for advancement, which we believe is fundamental to our success. Furthermore, we have made a significant commitment to training our employees across relevant aspects of the business to ensure that they continue to excel in their roles.

Keeping our workforce, customers, vendors, and communities safe is paramount, and we strive to maintain an industry-leading safety record. Our strong organizational safety culture centers around open communication. regular training, and safety reviews, to ensure that our health and safety program is operating to achieve desired outcomes and remains compliant with all applicable laws, rules, and regulations as well as customer requirements.

Emerging Growth Company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). For as long as we are an emerging growth company, unlike public companies that are not emerging growth companies under the JOBS Act, we will not be required to:

•

provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);

•	provide more than two years of audited financial statements and related management’s discussion and analysis of financial condition and results of operations;

•

comply with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;

•

provide certain disclosures regarding executive compensation required of larger public companies or hold stockholder advisory votes on executive compensation required by the Dodd-Frank Wall Street Reform and Consumer Protection Act; or

•	obtain stockholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for adopting new or revised financial accounting standards. We intend to take advantage of all of the reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under Section 107 of the JOBS Act until we are no longer an emerging growth company. Our election to use the phase-in periods permitted by this election may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the longer phase-in periods under Section 107 of the JOBS Act and who will comply with new or revised financial accounting standards. See “Risk Factors—Risks Related to this Offering and Owning Our Common Stock—Taking advantage of the reduced disclosure requirements applicable to ‘emerging growth companies’ may make our common stock less attractive to investors.” If we were to subsequently elect instead to comply with these public company effective dates, such election would be irrevocable pursuant to Section 107 of the JOBS Act.

We will cease to be an emerging growth company upon the earliest of:

•	the last day of the fiscal year in which we have $1.235 billion or more in annual revenues;

•

the date on which we become a “large accelerated filer” (the fiscal year-end on which the total market value of our common equity securities held by non-affiliates is $700 million or more as of June 30);

•	the date on which we issue more than $1.0 billion of non-convertible debt securities over a three-year period; or

•	the last day of the fiscal year following the fifth anniversary of our initial public offering.

Summary of Risk Factors

An investment in our common stock involves a high degree of risk. The occurrence of one or more of the events or circumstances described in the section titled “Risk Factors,” alone or in combination with other events or circumstances, may materially adversely affect our business, financial condition and operating results. In that event, the trading price of our common stock could decline, and you could lose all or part of your investment. Such risks include, but are not limited to:

•

A long-term reduction in the demand for natural gas or oil could adversely affect the demand for our services or the prices we charge for our services, which could result in a decrease in our revenues.

•	The loss or deterioration of the financial condition of any of our key customers would result in a decrease in our revenues and could adversely affect our financial results.

•

Nonperformance by our suppliers or vendors could impact our revenues, increase our expenses and otherwise have a negative impact on our ability to conduct our business, operating results and cash flows.

•	We face significant competition that may cause us to lose market share.

•	Our customers may choose to purchase and operate their own compression fleet, increase the number of compression units they currently own or use alternative technologies for enhancing oil production.

•

After the primary term of our contracts, such contracts are cancellable on 30 to 90 days’ notice. Any non-renewals, renewals at reduced rates or the loss of contracts with any significant customer could adversely impact our financial results.

•	The majority of our operations are located in the Permian Basin and Eagle Ford Shale, making us vulnerable to risks associated with operating in limited geographic areas.

•	We may be unable to integrate effectively the businesses we may acquire, which may impact our operations and limit our growth.

•

We may be unable to access the capital and credit markets or borrow on affordable terms to obtain additional capital that we may require, and terms of subsequent financings may adversely impact stockholder equity.

•	Our fleet may require additional operating or capital expenses to maintain over time, which could adversely impact our financial results.

•

A prolonged downturn in the economic environment could cause an impairment of goodwill or other intangible assets and reduce our earnings, and impairment in the carrying value of long-lived assets could reduce our earnings.

•	Our ability to manage and grow our business effectively may be adversely affected if we lose key members of our management or we are unable to employ or retain qualified technical personnel.

•

We depend on a limited number of suppliers and, particularly as a result of supply chain disruptions, we are vulnerable to product shortages, long lead times and price increases, which could have a negative impact on our results of operations.

•	Our operations are subject to stringent environmental, health and safety regulation, and changes in these regulations could increase our costs or liabilities.

•

New regulations, proposed regulations and proposed modifications to existing environmental regulations, such as increased regulation of hydraulic fracturing, if implemented, could result in increased compliance costs or adversely impact our revenue.

•

Our business is subject to climate-related transitional risks including evolving climate change legislation, regulatory initiatives and stakeholder pressures in respect of ESG and sustainability practices could result in decreased demand for natural gas and oil and our services, and increased operating expenses and capital costs.

•

We are subject to significant legal and reputational risks and expenses relating to the privacy, use and security of employee and customer information. We have experienced cybersecurity incidents or IT system disruptions in the past, and cybersecurity breaches or IT system disruptions may adversely affect our business in the future.

•

Our substantial indebtedness could adversely affect our financial condition, and the terms of the ABL Credit Agreement restrict our operations, particularly our ability to respond to changes or to take certain actions.

•	Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

•	EQT controls a significant percentage of our voting power. A significant reduction by Kodiak Holdings of its ownership interests in us could adversely affect us.

•

After the completion of this offering, EQT will be subject to contractual restrictions that may affect Kodiak Holdings’ exercise of its rights to approve corporate actions under the Stockholders’ Agreement.

•	We may elect to rely on exemptions from certain corporate governance requirements available to controlled companies under NYSE rules.

•

EQT may have interests that conflict with the interests of our other stockholders. Certain of our director nominees may also have conflicts of interest because they are also employees of EQT or directors or officers of EQT. The resolution of these conflicts of interest may not be in our or your best interests.

•

EQT is not limited in its ability to compete with us, and the corporate opportunity provisions in our charter could enable EQT to benefit from corporate opportunities that may otherwise be available to us.

•

The requirements of being a public company may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

•

There is no existing market for our common stock, and a trading market that will provide you with adequate liquidity may not develop. The price of our common stock may fluctuate significantly, and you could lose all or part of your investment.

•

Our charter and bylaws will contain provisions that could discourage or prevent a takeover attempt even if it might be beneficial to our stockholders, and such provisions may adversely affect the market price of our common stock.

•

Our charter will designate the Court of Chancery of Delaware as the exclusive forum for certain types of actions that may be brought by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum.

•	We cannot assure you that we will be able to pay dividends on our common stock.

•

Future sales of our common stock in the public market could reduce our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

Our Principal Stockholder

EQT is a purpose-driven global investment organization with EUR 113 billion in assets under management within two business segments—Private Capital and Real Assets. EQT owns portfolio companies and assets in Europe, Asia-Pacific and the Americas and supports them in achieving sustainable growth, operational excellence and market leadership. EQT has offices in 20 countries across Europe, Asia and the Americas and has close to 1,800 employees.

In February 2019, investment funds affiliated with EQT, together with certain other institutional and other investors, acquired a majority of the indirect equity interests in us.

Frontier GP is the general partner of Kodiak Holdings. Investment vehicles affiliated with EQT own 100% of the membership interests in Frontier GP, and EQT indirectly has exclusive responsibility for the management and control of such investment vehicles. As such, EQT indirectly has the power to control the business and affairs of Kodiak Holdings. After completion of this offering, EQT will indirectly own, through its ownership of Kodiak Holdings, approximately         % of our outstanding common stock (or         % if the underwriters exercise in full their option to purchase additional shares of common stock). As a result, we will be a “controlled company” within the meaning of the rules of the NYSE; however we do not currently intend to rely on any exemptions from the corporate governance requirements of the NYSE available to “controlled companies.”

Simplified Ownership Structure

The following diagram depicts our organizational structure and ownership after giving effect to this offering:

(1)

Frontier Topco GP, LLC (“Frontier GP”) is the general partner of Kodiak Holdings. EQT Infrastructure III SCSp (“EQT Infrastructure III”) owns 100% of the membership interests in Frontier GP. EQT Fund Management S.à r.l. (“EFMS”) has exclusive responsibility for the management and control of the business and affairs of investment vehicles which constitute the majority of the total commitments to EQT Infrastructure III. As such, EFMS has the power to control Frontier GP’s voting and investment decisions and may be deemed to have beneficial ownership of the securities held by Kodiak Holdings.

(2)

Interests in Kodiak Holdings consist of incentive awards held by certain members of management. See Note 9 (“Stockholders’ Equity”) to our Consolidated Financial Statements for details. Interests in the Company are expected to consist of awards under the 2023 Omnibus Incentive Plan. See “Executive Compensation—2023 Omnibus Incentive Plan” for details.

Corporate Information

Our principal executive offices are located at 15320 Highway 105 W, Suite 210, Montgomery, Texas 77356, and our telephone number at that address is (936) 539-3300. Our website is available at www.kodiakgas.com. We expect to make our periodic reports and other information filed with or furnished to the SEC available free of charge through our website as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference herein and does not constitute a part of this prospectus.

The Offering

Issuer	Kodiak Gas Services, Inc.

Common Stock Offered by Us	shares (or shares if the underwriters exercise in full their option to purchase additional shares of common stock).

Common Stock Outstanding After this Offering	shares (or shares if the underwriters exercise in full their option to purchase additional shares of common stock).

Underwriters’ Option to Purchase Additional Shares	We have granted the underwriters an option for a period of 30 days to purchase up to an aggregate of additional shares of our common stock.

Use of Proceeds	We will receive net proceeds from this offering of approximately $ , assuming an initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting estimated expenses and underwriting discounts and commissions payable by us. Each $1.00 increase (decrease) in the public offering price would increase (decrease) our net proceeds by approximately $ .

We intend to use the net proceeds from this offering to repay borrowings outstanding under the Term Loan and to use any remaining proceeds for general corporate purposes. See “Use of Proceeds.”

Dividend Policy	We intend to recommend to our board of directors that we regularly return capital to our stockholders in the future through a dividend framework that will be communicated to stockholders in the future. Following the completion of this offering, our board of directors may elect to declare cash dividends on our common stock, subject to our compliance with applicable law, and depending on, among other things, economic conditions, our financial condition, results of operations, projections, liquidity, earnings, legal requirements, and restrictions in the agreements governing our indebtedness (as further discussed herein). The payment of any future dividends will be at the discretion of our board of directors, which will be constituted upon completion of this offering and be comprised of a majority of independent directors.

Directed Share Program	At our request, , a participating Underwriter, has reserved for sale, at the initial public offering price, up to % of the shares offered by this prospectus for sale to some of our directors, officers, employees, distributors, dealers, business associates and related persons. If these persons purchase reserved shares it will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus. Please read “Underwriting.”

Risk Factors	You should carefully read and consider the information set forth under the heading “Risk Factors” beginning on page 27 of this prospectus and all other information set forth in this prospectus before deciding to invest in our common stock.

Listing and Trading Symbol	We intend to list our common stock on the NYSE under the symbol “KGS.”

Summary Financial and Operating Data

The following table sets forth the summary historical financial and operating data for the periods and as of the dates presented. The summary historical financial data as of December 31, 2022 and 2021 and for the years ended December 31, 2022 and 2021 has been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary historical financial and operating data presented below is not indicative of the results to be expected for any future period.

The following information should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	Year Ended December 31,
	2022	2021
	(in thousands)
Statement of operations data:
Revenues:
Compression Operations	$654,957	$583,070
Other Services	52,956	23,305

Total revenues	707,913	606,375
Cost of operations
Compression Operations (excluding depreciation and amortization)	225,715	192,813
Other Services (excluding depreciation and amortization)	41,636	17,364
Depreciation and amortization	174,463	160,045
Selling, general and administrative expenses	44,882	37,665
Long-lived asset impairment	—	9,107
(Gain) loss on sale of fixed assets	(874)	426

Total operating expenses	485,822	417,420
Income from operations	222,091	188,955
Interest expense, net	(170,114)	(107,293)
Unrealized gain on derivatives	87,363	40,827
Other income (expense)	17	(99)
Income tax expense (benefit)	33,092	(58,573)

Net income	$106,265	$180,963

Statement of cash flows data:
Cash flows provided by (used in):
Operating activities	$219,846	$249,978
Investing activities	$(251,382)	$(202,034)
Financing activities	$23,172	$(43,254)
Balance sheet data (at period end):
Working capital(1)	$15,061	$20,087
Total assets	$3,205,540	$3,011,599
Total liabilities	$2,976,447	$2,051,528
Total equity	$229,093	$960,071

(1)	Working capital is defined as current assets minus current liabilities.

	Year Ended December 31,
	2022	2021
	(dollars in thousands)
Operating data (at period end):
Fleet horsepower(1)	3,134,306	2,935,826
Revenue-generating horsepower(2)	3,131,631	2,933,203
Fleet compression units(1)	3,024	2,904
Revenue-generating compression units(2)	3,021	2,900
Revenue-generating horsepower per revenue-generating compression unit(3)	1,037	1,011
Horsepower utilization(4)	99.9%	99.9%

Other financial data:
Net Income	$106,265	$180,963
Gross Margin	266,099	236,153
Gross Margin Percentage	37.6%	38.9%
Adjusted Gross Margin(5)	$440,562	$396,198
Adjusted Gross Margin Percentage(5)	62.2%	65.3%
Adjusted EBITDA(5)	$399,038	$361,009
Adjusted EBITDA Percentage(5)	56.4%	59.5%
Discretionary Cash Flow(5)	$195,585	$212,799
Free Cash Flow(5)	$(15,450)	$48,953

(1)

Fleet horsepower includes revenue-generating horsepower and idle horsepower, which are compression units that do not have a signed contract or are not subject to a firm commitment from our customer and are not yet generating revenue. Fleet horsepower excludes 58,645 and 65,355 of non-marketable or obsolete horsepower as of December 31, 2022 and December 31, 2021, respectively.

(2)

Revenue-generating horsepower includes compression units that are operating under contract and generating revenue and compression units which are available to be deployed and for which we have a signed contract or are subject to a firm commitment from our customer.

(3)	Calculated as (i) revenue-generating horsepower divided by (ii) revenue-generating compression units at period end.

(4)	Horsepower utilization is calculated as (i) revenue-generating horsepower divided by (ii) fleet horsepower.

(5)

Adjusted Gross Margin, Adjusted Gross Margin Percentage, Adjusted EBITDA, Adjusted EBITDA Percentage, Discretionary Cash Flow and Free Cash Flow are non-GAAP financial measures. For definitions of Adjusted Gross Margin, Adjusted EBITDA, Discretionary Cash Flow and Free Cash Flow and reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP, see “—Non-GAAP Financial Measures” below.

Non-GAAP Financial Measures

Adjusted Gross Margin and Adjusted Gross Margin Percentage

Adjusted Gross Margin is a non-GAAP financial measure. We define Adjusted Gross Margin as revenue less cost of operations, exclusive of depreciation and amortization expense. We believe that Adjusted Gross Margin is useful as a supplemental measure to investors of our operating profitability. Adjusted Gross Margin is impacted primarily by the pricing trends for service operations and cost of operations, including labor rates for service technicians, volume and per compression unit costs for lubricant oils, quantity and pricing of routine preventative maintenance on compression units and property tax rates on compression units. Adjusted Gross Margin should not be considered an alternative to, or more meaningful than, gross margin or any other measure of financial performance presented in accordance with GAAP. Moreover, Adjusted Gross Margin as presented may not be comparable to similarly titled measures of other companies. Because we capitalize assets, depreciation and amortization of equipment is a necessary element of our costs. To compensate for the limitations of Adjusted Gross Margin as a measure of our performance, we believe that it is important to consider gross margin determined under GAAP, as well as Adjusted Gross Margin, to evaluate our operating profitability.

Adjusted Gross Margin for Compression Operations

	Year Ended December 31,
	2022	2021
	(in thousands)
Total Revenues	$654,957	$583,070
Cost of operations (excluding depreciation and amortization)	(225,715)	(192,813)
Depreciation and amortization	(174,463)	(160,045)

Gross Margin	$254,779	$230,212

Gross Margin Percentage	38.9%	39.5%
Depreciation and amortization	174,463	160,045

Adjusted Gross Margin	$429,242	$390,257
Adjusted Gross Margin Percentage(1)	65.5%	66.9%

(1)	Calculated using Adjusted Gross Margin for Compression Operations as a percentage of total Compression Operations revenues.

Adjusted Gross Margin for Other Services

	Year Ended December 31,
	2022	2021
	(in thousands)
Total Revenues	$ 52,956	$ 23,305
Cost of operations (excluding depreciation and amortization)	(41,636)	(17,364)
Depreciation and amortization	—	—

Gross Margin	$11,320	$5,941

Gross Margin Percentage	21.4%	25.5%
Depreciation and amortization	—	—

Adjusted Gross Margin	$11,320	$5,941
Adjusted Gross Margin Percentage(1)	21.4%	25.5%

(1)	Calculated using Adjusted Gross Margin for Other Services as a percentage of total Other Services revenues.

Adjusted EBITDA and Adjusted EBITDA Percentage

We define Adjusted EBITDA as net income before interest expense, net; tax expense (benefit); depreciation and amortization; unrealized loss (gain) on derivatives; equity compensation expense; transaction expenses; loss (gain) on sale of assets; and impairment of compression equipment. We define Adjusted EBITDA Percentage as Adjusted EBITDA divided by total revenues. Adjusted EBITDA and Adjusted EBITDA Percentage are used as supplemental financial measures by our management and external users of our financial statements, such as investors, commercial banks and other financial institutions, to assess:

•	the financial performance of our assets without regard to the impact of financing methods, capital structure or historical cost basis of our assets;

•	the viability of capital expenditure projects and the overall rates of return on alternative investment opportunities;
•	the ability of our assets to generate cash sufficient to make debt payments and pay dividends; and

•	our operating performance as compared to those of other companies in our industry without regard to the impact of financing methods and capital structure.

We believe that Adjusted EBITDA and Adjusted EBITDA Percentage provide useful information to investors because, when viewed with our GAAP results and the accompanying reconciliation, they provide a more complete understanding of our performance than GAAP results alone. We also believe that external users of our financial statements benefit from having access to the same financial measures that management uses in evaluating the results of our business.

Adjusted EBITDA and Adjusted EBITDA Percentage should not be considered as alternatives to, or more meaningful than, revenues, net income, operating income, cash flows from operating activities or any other measure of financial performance presented in accordance with GAAP as measures of operating performance and liquidity. Moreover, our Adjusted EBITDA and Adjusted EBITDA Percentage as presented may not be comparable to similarly titled measures of other companies.

Given we are a capital intensive business, depreciation, impairment of compression equipment and the interest cost of acquiring compression equipment are necessary elements of our costs. To compensate for these limitations, we believe that it is important to consider both net income and net cash provided by operating activities determined under GAAP, as well as Adjusted EBITDA and Adjusted EBITDA Percentage, to evaluate our financial performance and our liquidity. Our Adjusted EBITDA and Adjusted EBITDA Percentage exclude some, but not all, items that affect net income and net cash provided by operating activities, and these measures may vary among companies. Management compensates for the limitations of Adjusted EBITDA and Adjusted EBITDA Percentage as an analytical tool by reviewing the comparable GAAP measures, understanding the differences between the measures and incorporating this knowledge into management’s decision-making processes.

The following table reconciles net income (loss), the most directly comparable GAAP financial measure, to Adjusted EBITDA, its most directly comparable GAAP financial measure, for each of the periods presented:

	Year Ended December 31,
	2022	2021
	(dollars in thousands)
Net income	$106,265	$180,963
Interest expense, net	170,114	107,293
Tax expense (benefit)	33,092	(58,573)
Depreciation and amortization	174,463	160,045
Unrealized (gain) on derivatives	(87,363)	(40,827)
Equity compensation expense(1)	971	1,224
Transaction expenses(2)	2,370	1,351
(Gain) loss on sale of assets	(874)	426
Impairment of compression equipment(3)	—	9,107

Adjusted EBITDA	$399,038	$361,009

Adjusted EBITDA Percentage	56.4%	59.5%

(1)

For the years ended December 31, 2022 and 2021, there were $1.0 million and $1.2 million, respectively, of non-cash adjustments for equity compensation expense related to the Company’s time-based vested shares.

(2)	Represents certain costs associated with non-recurring professional services, our equity owners’ expenses and other costs. We believe it is useful to investors to exclude these expenses.

(3)	Represents non-cash charges incurred to write down long-lived assets with recorded values that are not expected to be recovered through future cash flows.

The following table reconciles Net cash provided by operating activities to Adjusted EBITDA for each of the periods presented:

	Year Ended December 31,
	2022	2021
	(in thousands)
Net cash provided by operating activities	$219,846	$249,978
Interest expense, net	170,114	107,293
Tax expense (benefit)	33,092	(58,573)
Deferred tax provision (benefit)	(27,301)	60,972
Transaction expenses	2,370	1,351
Other (1)	(17,130)	(6,406)
Change in operating assets and liabilities	18,047	6,394

Adjusted EBITDA	$399,038	$361,009

(1)	Includes amortization of debt issuance costs, non-cash lease expense, provision for bad debt and inventory reserve.

Discretionary Cash Flow

We define Discretionary Cash Flow as net cash provided by operating activities less maintenance capital expenditures, transaction expenses, certain changes in operating assets and liabilities and certain other expenses. We believe Discretionary Cash Flow is a useful liquidity and performance measure and supplemental financial measure for us and our investors in assessing our ability to pay cash dividends to our stockholders, make growth capital expenditures and assess our operating performance. Our ability to pay dividends is subject to limitations due to restrictions contained in our ABL Credit Agreement as further described elsewhere herein. Discretionary Cash Flow is presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with GAAP, such as revenues, net income, operating income (loss) or cash flows from operating activities. Discretionary Cash Flow as presented may not be comparable to similarly titled measures of other companies.

Free Cash Flow

We define Free Cash Flow as net cash provided by operating activities less maintenance and growth capital expenditures, transaction expenses, certain changes in operating assets and liabilities and certain other expenses. We believe Free Cash Flow is a liquidity measure and useful supplemental financial measure for us and investors in assessing our ability to pursue business opportunities and investments to grow our business and to service our debt. Free Cash Flow is presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with GAAP, such as revenues, net income (loss), operating income (loss) or cash flows from operating activities. Free Cash Flow as presented may not be comparable to similarly titled measures of other companies.

The following table reconciles Net cash provided by operating activities, to Discretionary Cash Flow and Free Cash Flow, for each of the periods presented:

	Year Ended December 31,
	2022	2021
	(in thousands)
Net cash provided by operating activities	$219,846	$249,978
Maintenance capital expenditures	(48,313)	(38,088)
Transaction expenses	2,370	1,351
Change in operating assets and liabilities	18,047	6,394
Proceeds from sale of capital assets	8,082	13
Non-cash accrued capital expenditures	(1,918)	(6,961)
Other(1)	(2,529)	112

Discretionary Cash Flow	195,585	212,799
Growth capital expenditures	(211,035)	(163,845)

Free Cash Flow	$(15,450)	$48,953

(1)	Includes non-cash lease expense, provision for bad debt, inventory reserve and (gain) loss on sales of assets.

The following table reconciles Net income to Discretionary Cash Flow and Free Cash Flow, for each of the periods presented:

	Year Ended December 31,
	2022	2021
	(in thousands)
Net income	$106,265	$180,963
Depreciation and amortization	174,463	160,045
Unrealized (gain) on derivatives	(87,363)	(40,827)
Deferred tax provision (benefit)	27,301	(60,972)
Amortization of debt issuance costs	13,727	6,944
Equity compensation expense(1)	971	1,224
Transaction expenses(2)	2,370	1,351
Proceeds from sale of capital assets	8,082	13
Non-cash accrued capital expenditures	(1,918)	(6,961)
Impairment of compression equipment(3)	—	9,107
Maintenance capital expenditures	(48,313)	(38,088)

Discretionary Cash Flow	195,585	212,799
Growth capital expenditures	(211,035)	(163,845)

Free Cash Flow	$(15,450)	$48,953

(1)

For the years ended December 31, 2022 and 2021, there were $1.0 million and $1.2 million, respectively, of non-cash adjustments for equity compensation expense related to the Company’s time-based vested shares.

(2)	Represents certain costs associated with non-recurring professional services, our equity owners’ expenses and other costs. We believe it is useful to investors to exclude these expenses.
(3)	Represents non-cash charges incurred to write down long-lived assets with recorded values that are not expected to be recovered through future cash flows.

Summary Unaudited Pro Forma Consolidated Financial Data

We derived the summary unaudited pro forma consolidated financial data set forth below by the application of pro forma adjustments to the historical financial statements of Kodiak Gas Services, Inc. appearing elsewhere in this prospectus.

The unaudited pro forma consolidated balance sheet as of December 31, 2022 gives effect to the Offering Transactions (as defined herein) as if they had occurred as of December 31, 2022. The unaudited pro forma consolidated statement of operations for the year ended December 31, 2022 gives effect to the Offering Transactions as if they had occurred on January 1, 2022.

We have derived the unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statement of operations from our consolidated financial statements as of and for the year ended December 31, 2022 included elsewhere in this prospectus. The unaudited pro forma consolidated financial information was prepared in accordance with Article 11 of Regulation S-X.

The pro forma adjustments are based on available information and upon assumptions that management believes are reasonable in order to reflect, on a pro forma basis, the effect of the Offering Transactions on the historical financial information of Kodiak Gas Services, Inc. The adjustments are described in the notes to the unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statement of operations. Except as otherwise indicated, the unaudited pro forma consolidated financial information presented assumes no exercise by the underwriters of their over-allotment option.

The unaudited pro forma consolidated financial information is included for informational purposes only. The unaudited pro forma consolidated financial information should not be relied upon as being indicative of our results of operations or financial condition had the Offering Transactions occurred on the dates assumed. The unaudited pro forma consolidated financial information also does not project our results of operations or financial position for any future period or date. The unaudited pro forma consolidated statement of operations and balance sheet should be read in conjunction with the “Risk Factors,” “—Summary Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Consolidated Financial Information” and our consolidated financial statements and related notes included elsewhere in this prospectus.

Unaudited Pro Forma
Year Ended December 31, 2022
(in thousands)
Consolidated Statement of Operations Data:
Revenues:
Compression Operations	$
Other Services

Total net revenues

Operating Expenses:
Compression Operations
Other Services
Depreciation and amortization
Selling, general and administrative expenses
Long-lived asset impairment
Loss (gain) on sale of fixed assets

Total operating expenses

Income from operations	$

Unaudited Pro Forma
Year Ended December 31, 2022
(in thousands)
Non-Operating Income (Expense):
Interest expense	$
Unrealized gain (loss) on derivatives
Other income (expense)

Total non-operating income (expense)

Income before income taxes
Income taxes

Net income	$

Pro forma net income per share:
Basic
Diluted
Weighted average shares outstanding
Consolidated Balance Sheet Data:
Cash and cash equivalents	$
Total assets
Total liabilities
Total members’/stockholders’ equity

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below together with other information set forth in this prospectus before investing in shares of our common stock. If any of the following risks or uncertainties actually occur, our business, financial condition, prospects, results of operations and cash flow could be materially adversely affected. The risks discussed below are not the only risks we face. Additional risks or uncertainties not known to us, or that we currently deem immaterial, may also have a material adverse effect on our business, financial condition, prospects, results of operations or cash flows. We cannot assure you that any of the events discussed in the risk factors below will not occur. In that case, the market price of our common stock could decline and you may lose all or a part of your investment.

Risks Related to Our Business and Our Industry

A long-term reduction in the demand for, or production of, natural gas or oil could adversely affect the demand for our compression operations or the prices we charge for our compression operations, which could result in a decrease in our revenues.

The demand for our compression operations depends upon the continued demand for, and production of, natural gas and oil. The natural gas and oil industry is historically cyclical with levels of activity that are significantly affected by the levels and volatility of natural gas and oil prices. We may experience fluctuations in operating results as a result of the reactions of our customers to changes in natural gas and oil prices. Demand may be affected by, among other factors, natural gas prices, oil prices, weather, availability of alternative energy sources, governmental regulation and the overall demand for energy. Any prolonged, substantial, material reduction in the demand for natural gas or oil would likely depress the level of production activity and result in a decline in the demand for our compression operations, which could result in a reduction in our revenues.

We have several key customers. The loss of one or more of these customers would result in a decrease in our revenues and could adversely affect our financial results.

We provide compression operations under contracts with several key customers. The loss of one or more of these key customers may have an adverse effect on our financial results. Our two largest customers accounted for approximately 22% and 24% of our total revenues for the years ended December 31, 2022 and 2021, respectively. Our largest customer accounted for approximately 13% and 12% of our revenues for the years ended December 31, 2022 and December 31, 2021, respectively. Additionally, our ten largest customers accounted for approximately 59% of our revenue for each of the years ended December 31, 2022 and 2021. The loss of all or even a portion of the compression operations we provide to our key customers, as a result of competition or otherwise, could have a material adverse effect on our business, results of operations and financial condition.

The deterioration of the financial condition of our customers could adversely affect our business.

During times when the natural gas or oil markets weaken, our customers are more likely to experience financial difficulties, including being unable to access debt or equity financing, which could result in a reduction in our customers’ spending for our services. For example, our customers could seek to preserve capital by using lower cost providers, not renewing month-to-month contracts or determining not to enter into any new compression operations contracts. A significant decline in commodity prices may cause certain of our customers to reconsider their near-term capital budgets, which may impact large-scale natural gas infrastructure and oil production activities. Reduced demand for our services could adversely affect our business, results of operations, financial condition and cash flows. In addition, in the event of the financial failure of a customer, we could experience a loss of all or a portion of our outstanding accounts receivable associated with that customer.

We face significant competition that may cause us to lose market share.

The compression business is competitive. Our ability to renew or replace existing contracts with our customers at rates sufficient to maintain current revenue and cash flows could be adversely affected by the activities of our competitors and our customers. If our competitors substantially increase the resources they devote to the development and marketing of competitive services or substantially decrease the prices at which they offer their services, we may be unable to compete effectively. Our competitors may be able to adapt more quickly to technological changes within our industry and changes in economic and market conditions and more readily take advantage of acquisitions and other opportunities. In addition, we could face significant competition from new entrants into our industry. Some of these competitors may expand or construct newer, more powerful or more flexible compression fleets, which would create additional competition for us. All of these competitive pressures could have a material adverse effect on our business, results of operations and financial condition.

Our customers may choose to vertically integrate their operations by purchasing and operating their own compression fleet, increasing the number of compression units they currently own or using alternative technologies for enhancing oil production.

Our customers that are significant producers, processors, gatherers and transporters of natural gas and oil may choose to vertically integrate their operations by purchasing and operating their own compression fleets in lieu of using our compression operations. The historical availability of attractive financing terms from financial institutions and equipment manufacturers facilitates this possibility by making the purchase of individual compression units increasingly affordable to our customers. In addition, there are many technologies available for the artificial enhancement of oil production, and our customers may elect to use these alternative technologies instead of the gas lift compression operations we provide. Such vertical integration or use of alternative technologies could result in decreased demand for our compression operations, which may have a material adverse effect on our business, results of operations and financial condition.

After the primary term of our contracts, such contracts are cancellable on 30 to 90 days’ notice, and we cannot be sure that such contracts will be extended or renewed after the end of the initial contractual term. Any such non-renewals, or renewals at reduced rates or the loss of contracts with any significant customer could adversely impact our financial results.

The length of our contract compression operations contracts with customers varies based on operating conditions and customer needs. As of December 31, 2022, approximately 7.5% of our compression operations on a revenue basis were provided on a month-to-month basis to customers who continue to utilize our services following expiration of the primary term of their contracts. These customers can generally terminate their month-to-month compression operations contracts on 30 to 90 days’ notice. We cannot be sure that a substantial number of these contracts will be extended or renewed by our customers or that any of our customers will continue to contract with us. The inability to negotiate extensions or renew a substantial portion of our contract compression operations contracts, the renewal of such contracts at reduced rates, the inability to contract for additional services with our customers or the loss of all or a significant portion of our services contracts with any significant customer could lead to a reduction in revenue and net income and could require us to record additional asset impairments. This could have a material adverse effect upon our business, results of operations and financial condition.

The majority of our operations are located in the Permian Basin and Eagle Ford Shale, making us vulnerable to risks associated with operating in limited geographic areas.

Our operations are geographically concentrated in the Permian Basin and Eagle Ford Shale. As a result, we may be disproportionately exposed to the impact of regional supply and demand factors in the Permian Basin or Eagle Ford Shale caused by significant governmental regulation, curtailment of production or interruption of the processing or transportation of natural gas and oil produced from the wells in these areas. In addition, the effect of fluctuations on supply and demand may become more pronounced within specific geographic natural gas and oil producing areas such as the Permian Basin and Eagle Ford Shale, which may cause these conditions to occur with greater frequency or magnify the effects of these conditions. Due to the concentrated nature of our operations, we could experience any of the same conditions at the same time, resulting in a relatively greater impact on our revenue than they might have on other companies that have more geographically diverse operations.

We may be unable to integrate effectively the businesses we may acquire, which may impact our operations and limit our growth.

From time to time, we may choose to make business acquisitions to pursue market opportunities, increase our existing capabilities and expand into new geographic areas of operations. We may not be successful in integrating any future acquisitions into our existing operations, which may result in unforeseen operational difficulties or diminished financial performance or require a disproportionate amount of our management’s attention. Even if we are successful in integrating future acquisitions into our existing operations, we may not derive the benefits, such as operational or administrative synergies, that we expected from such acquisitions which may result in the commitment of our capital resources without the expected returns on such capital. Our inability to integrate acquisitions successfully into our existing operations, may adversely impact our operations and limit our growth.

We may be unable to access the capital and credit markets or borrow on affordable terms to obtain additional capital that we may require.

We have financed acquisitions, operating expenditures and capital expenditures with a combination of cash provided by operating and financing activities. However, to the extent we are unable to finance our operating expenditures, capital expenditures, scheduled interest and debt repayments and any future dividends with net cash provided by operating activities and borrowings under the ABL Credit Agreement or future financing arrangements, we may require additional capital. Periods of instability in the capital and credit markets (both generally and in the natural gas and oil industry in particular) could limit our ability to access these markets to raise debt or equity capital on affordable terms or to obtain additional financing. Among other things, our lenders may seek to increase interest rates, enact tighter lending standards, refuse to refinance existing debt at maturity at favorable terms or at all and may reduce or cease to provide funding to us. If we are unable to access the capital and credit markets on favorable terms, or if we are not successful in raising capital within the time period required or at all, we may not be able to grow or maintain our business, which could have a material adverse effect on our business, results of operations and financial condition. Additionally, we may be unable to refinance borrowings under the ABL Credit Agreement.

Our fleet may require additional operating or capital expenses to maintain over time, which could adversely impact our financial results.

Our fleet may require additional operating or capital expenses to maintain over time, which could adversely impact our financial results. Such costs may include direct costs such as labor, parts, materials and any other services that are unique in nature to each individual compression unit. The cost of additions or improvements to our fleet could adversely impact our financial results.

Impairment in the carrying value of long-lived assets could reduce our earnings.

We have a significant number of long-lived assets on our consolidated balance sheet. Under GAAP, we are required to review our long-lived assets for impairment when events or circumstances indicate that the carrying value of such assets may not be recoverable or such assets will no longer be utilized in the operating fleet. The carrying value of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If business conditions or other factors cause the expected undiscounted cash flows to decline, we may be required to record non-cash impairment charges. Events and conditions that could result in impairment in the value of our long-lived assets include changes in the industry in which we operate, long-term extended reduction in demand for natural gas and oil, competition, advances in technology, adverse changes in the regulatory environment or other factors leading to a reduction in our expected long-term profitability.

A prolonged downturn in the economic environment could cause an impairment of goodwill or other intangible assets and reduce our earnings.

As of December 31, 2022, we had approximately $306 million of goodwill and identifiable intangible assets of approximately $132 million. Goodwill is recorded when the purchase price of a business exceeds the fair market value of the tangible and separately measurable intangible net assets. GAAP requires us to test goodwill for impairment on an annual basis or when events or circumstances occur indicating that goodwill might be impaired. Any event that causes a reduction in demand for our services could result in a reduction of our estimates of future cash flows and growth rates in our business. These events could cause us to record impairments of goodwill or other intangible assets.

We have in the past been, and may in the future be, subject to sales tax audits in jurisdictions where we operate. As a result we may incur material unanticipated sales tax liabilities.

Taxing authorities in the jurisdictions in which we operate have in the past, and may in the future, audit us or otherwise challenge the amount of sales tax we have collected or paid. As a result, we may incur material unanticipated sales tax liabilities. Beginning in October 2019 through March 2023, we received notices of audits from the State of Texas Comptroller’s office for the periods covering December 2015 through October 2022 (the “Sales Tax Audit”). Based on the information currently available, we have accrued a contingent liability of $27.8 million for the periods set forth in the notices of audit. This accrual may not be sufficient to cover the expenses and liabilities related to a future audit for such period.

If we are unable to make all payments required by any taxing authority as a result of an audit, settlement or otherwise, we could face additional interest or penalties, or other punitive actions, up to and including seizure of our assets or forfeiture of our sales tax permit. Payments and penalties related to sales taxes could have a material adverse effect on our business, financial condition and result of operations.

We qualify as a Heavy Equipment Dealer for ad valorem tax purposes under revised Texas statutes. If in the future we do not qualify as a Heavy Equipment Dealer or our compression units do not qualify as Heavy Equipment because of new or revised Texas statutes or different interpretations by Texas governmental authorities, we will incur additional taxes, which would adversely impact our results of operations and financial condition.

In 2011, the Texas Legislature enacted changes related to the appraisal of natural gas compression units for ad valorem tax purposes by expanding the definitions of “Heavy Equipment Dealer” and “Heavy Equipment” effective from the beginning of 2012. If legislation is enacted in Texas that repeals or alters the Heavy Equipment statutes or a Texas governmental authority takes a different position such that we do not qualify as a Heavy Equipment Dealer or our compression units do not qualify as Heavy Equipment, then we would likely be required to pay additional ad valorem taxes with respect to prior and future periods, which would increase our quarterly cost of sales expense unless passed on to our customers, thereby impacting our future results of operations and financial condition. We may not be able to pass this cost along to our customers.

Our ability to manage and grow our business effectively may be adversely affected if we lose key members of our management.

We depend on the continuing efforts of our executive officers, and the departure of any of our executive officers could have a significant negative effect on our business, operating results, financial condition and on our ability to compete effectively in the marketplace.

We might be unable to employ or retain qualified technical personnel, which could hamper our present operations, limit our ability to grow or increase our costs.

Many of the compression units that we operate are mechanically complex and often must perform in harsh conditions. We believe that our success depends upon our ability to employ and retain a sufficient number of technical personnel who have the ability to utilize, enhance and maintain these compression units. Our ability to maintain and expand our operations depends in part on our ability to utilize, replace, supplement and increase our skilled labor force. The demand for skilled workers is high, and supply is limited, especially in the Permian Basin. A significant increase in the wages paid by competing employers could result in a reduction of our skilled labor force or cause an increase in the wage rates that we must pay or both. If either of these events were to occur, our cost structure could increase, and our operations and growth potential could be impaired. Employee turnover may also lead to lost productivity and decrease employee engagement which could adversely impact our business.

Additionally, our ability to hire, train and retain qualified personnel could become more challenging as we grow and to the extent energy industry market conditions are competitive. When general industry conditions are favorable, the competition for experienced operational and field technicians increases as other energy and manufacturing companies’ needs for the same personnel increases. Our ability to grow or even to continue our current level of service to our current customers could be adversely impacted if we are unable to successfully hire, train and retain these important personnel. In addition, effective succession planning for our employees and expansion planning is important to our long-term success. Failure to achieve these plans could hinder our strategic planning and execution and have a material adverse impact on our business, financial condition or results of operations.

Any unionization efforts or labor regulation changes in certain jurisdictions in which we operate could divert management’s attention and could have a materially adverse effect on our operating results or limit our operational flexibility.

We consider our relationship with our employees to be satisfactory, and none of our employees are represented by a union in collective bargaining with us. However, efforts could be made by employees and third parties from time to time to unionize portions of our workforce. In addition, we may be subject to strikes or work stoppages and other labor disruptions in the future. Any unionization efforts, collective bargaining agreements or work stoppages could have a materially adverse effect on our operating results or limit our operational flexibility.

We depend on a limited number of suppliers and, particularly as a result of supply chain and logistics disruptions that began during the COVID-19 pandemic and the resulting inflationary environment, we are vulnerable to product shortages, long lead times and price increases, which could have a negative impact on our results of operations.

The substantial majority of the components for our natural gas compression equipment are supplied by a limited number of key vendors. Our reliance on these suppliers involves several risks, including price increases and a potential inability to obtain an adequate supply of required components in a timely manner. We also rely primarily on a limited number of vendors to package and assemble our compression units. We do not have long-term contracts with these suppliers or packagers, and a partial or complete loss of any of these sources could have a negative impact on our results of operations and could damage our customer relationships. In addition, the preferences of our customers with respect to particular vendors may change, which could require us to find new vendors. Some of these suppliers manufacture the components we purchase in a single facility, and any damage to that facility could lead to significant delays in delivery of completed compression units to us.

If we are unable to purchase compression equipment or components for our compression equipment on a timely basis to meet the demands of our customers, our existing customers may terminate their contractual relationships with us, or we may not be able to compete for business from new or existing customers, which, in each case, could have a material adverse effect on our business, results of operations and financial condition. Further, supply chain bottlenecks resulting from the COVID-19 pandemic could adversely affect our ability to obtain necessary materials, parts or other components used in our operations or increase the costs of such items. A significant increase in the price of such equipment, materials and services, as a result of the COVID-19 pandemic, the resulting supply chain and logistics disruptions, or otherwise, could have a negative impact on our business, results of operations, financial condition and cash flows.

Nonperformance by our suppliers or vendors could impact our revenues, increase our expenses and otherwise have a negative impact on our ability to conduct our business, operating results and cash flows.

Weak economic conditions or widespread financial distress could reduce the liquidity of our suppliers or vendors, making it more difficult for them to meet their commitments or obligations to us. Nonperformance by suppliers or vendors who have committed to provide us with critical products or services could raise our costs or interfere with our ability to successfully conduct our business.

Our operations entail inherent risks that may result in interruption of our operations and/or substantial liability. We do not insure against all potential losses and could be seriously harmed by unexpected liabilities.

Our operations are subject to inherent risks such as equipment defects, malfunctions and failures, natural disasters and other incidents that can result in uncontrollable flows of gas or well fluids, fires and explosions. These risks could cause the interruption of our operations and the operations of our customers, and we may endure significant equipment damage, revenue losses and reputational harm, all of which could have an adverse effect on our business, prospects and financial condition. Moreover, such risks could expose us to substantial liability for personal injury, death, property damage, pollution and other environmental damages. Our insurance may be inadequate to cover our liabilities or subject to cancellation notices. Further, insurance covering the risks we face or in the amounts we desire may not be available in the future or, if available, the premiums may not be commercially justifiable. If we were to incur substantial liability and such damages were not covered by insurance or were in excess of policy limits, resulted in cancellation of our policy, or if we were to incur liability at a time when we are not able to obtain liability insurance, our business, results of operations and financial condition could be adversely affected.

If we do not satisfy our mechanical availability guarantee, a customer has the ability to terminate its gas compression contracts.

Our gas compression contracts provide a guarantee of specified “mechanical availability,” of 98.0% to 98.5%. We define “mechanical availability” as the percentage of time each month that our compression operations equipment is “mechanically available” to compress gas under design and operating conditions set forth in the contract. The calculation for mechanical availability includes any downtime that is incurred as a result of our operations, such as mechanical shutdowns, maintenance events, repairs or overhauls, but does not include any downtime caused by a mechanical failure or shutdown that occurs as a result of improper gas or objectionable liquids or solids in the gas or fuel stream, insufficient gas available for compression or fuel, any shutdown due to the applicable customer’s production or processing operations or downtime not directly caused by us, including downtime do to “force majeure” events, such as acts of God, acts related to terrorism, strikes, lockouts and/or accidents. A failure to satisfy mechanical availability requirements under a contract for three consecutive months could result in termination of the applicable contract by the customer, which could have an adverse effect on our financial results.

Terrorist attacks, the threat of terrorist attacks or other sustained military campaigns may adversely impact our results of operations.

The long-term impact of terrorist attacks and the magnitude of the threat of future terrorist attacks on the energy industry in general and on us in particular are not known at this time. Uncertainty surrounding sustained military campaigns may affect our operations in unpredictable ways, including disruptions of natural gas and oil supplies and markets for natural gas, natural gas liquids and oil and the possibility that infrastructure facilities could be direct targets of, or indirect casualties of, an act of terror or war. Changes in the insurance markets attributable to terrorist attacks may make insurance against such attacks more difficult for us to obtain, if we choose to do so. Moreover, the insurance that may be available to us may be significantly more expensive than our existing insurance coverage. Instability in the financial markets resulting from terrorism or war could also negatively affect our ability to raise capital.

Risks Related to Regulatory Matters

Our operations are subject to stringent environmental, health and safety regulation, and changes in these regulations could increase our costs or liabilities.

Our operations at customer sites are subject to stringent and complex federal, state and local environmental, health and safety laws and regulations, including laws and regulations governing the discharge of materials into the environment, emissions controls and other environmental protection and occupational health and safety concerns. Environmental laws and regulations, such as the Comprehensive Environmental Response Compensation and Liability Act (“CERCLA”) and comparable state laws, may impose strict, as well as joint and several, liability for environmental contamination, which could render us potentially liable for remediation costs, natural resource damages and other damages, regardless of whether we were responsible for the release or contamination, and even if our operations were lawful at the time of the release or if contamination was caused by third parties. In addition, third parties, including neighboring landowners, could file claims for personal injury, property damage and recovery of response costs. Remediation costs and other damages arising as a result of environmental laws and regulations, and costs associated with changes in existing environmental laws and regulations or the adoption of new environmental laws and regulations over time could adversely impact our or our customers’ financial condition or results of operations. Moreover, failure by us or our customers to comply with these environmental laws and regulations could result in the imposition of administrative, civil and criminal penalties and the issuance of injunctions delaying or prohibiting operations, which could in turn have an adverse impact on our customers and our business.

We conduct operations in a wide variety of customer locations across the continental United States (“U.S.”) Our customers are required to hold certain U.S. federal, state or local environmental permits or other authorizations and may require new or amended facility permits or licenses from time to time with respect to storm water discharges, waste handling or air emissions relating to equipment operations, including compression units, which subject our customers to new or revised permitting conditions that may be onerous or with respect to which compliance may be costly. These permits and authorizations frequently contain numerous compliance requirements, including monitoring and reporting obligations and operational restrictions, such as emissions limits. Given the wide variety of locations in which our customers operate, and the number of environmental permits and other authorizations that are applicable to our customers’ operations, our customers may occasionally identify or be notified of violations of or noncompliance with certain requirements existing under various permits or may be required to obtain additional permits. Although we do not hold the permits, such noncompliance with required permits or the failure to obtain additional permits by our customers could subject our customers to future penalties, operating restrictions, or delays in obtaining new or amended permits which could in turn have a material adverse effect on our business, financial condition, and results of operations.

Environmental, health and safety laws and regulations are constantly evolving and may become increasingly complex and more stringent over time. Future environmental health and safety laws and regulations (or changes to existing laws and regulations) may also negatively impact natural gas and oil exploration and production, gathering and pipeline companies, including our customers, which in turn could have a material adverse effect on our business, financial conditions, and results of our operations.

New regulations, proposed regulations and proposed modifications to existing regulations under the Clean Air Act, if implemented, could result in increased compliance costs and changes in customers’ demand and desired suppliers.

New regulations or proposed modifications to existing regulations under the Clean Air Act (“CAA”) may lead to adverse impacts on our business, financial condition and results of operations. For example, in 2015, the

Environmental Protection Agency (“EPA”) finalized a rule strengthening the primary and secondary National Ambient Air Quality Standards (“NAAQS”) for ground level ozone, both of which are eight-hour concentration standards of 70 parts per billion. In December 2020, the EPA published its decision to retain the 2015 NAAQS for ground-level ozone; however, in October 2021, the EPA announced it will reconsider its December 2020 decision. While a draft assessment released in April 2022 indicates that EPA staff have reached a preliminary conclusion that the December 2020 decision will stand, the EPA is targeting the end of 2023 to complete its reconsideration. After the EPA revises a NAAQS standard, the states are expected to establish revised attainment/non-attainment regions. State implementation of the revised NAAQS could result in stricter permitting requirements, delay or prohibit our customers’ ability to obtain such permits, and result in increased expenditures for pollution control equipment, which could negatively impact our customers’ operations, increase the cost of additions to property, plants and equipment and negatively impact our business.

In 2012, the EPA finalized rules that establish new air emissions controls for natural gas and oil production and natural gas processing operations. Specifically, the EPA’s rule package included New Source Performance Standards to address emissions of sulfur dioxide and volatile organic compounds (“VOCs”) and a separate set of emissions standards to address hazardous air pollutants frequently associated with natural gas and oil production and processing activities. The rules established specific new requirements regarding emissions from compression units and controllers at natural gas processing plants, dehydrators, storage tanks and other production equipment as well as the first federal air standards for natural gas wells that are hydraulically fractured. In June 2016, the EPA took steps to expand on these regulations when it published New Source Performance Standards, known as Subpart OOOOa, that required certain new, modified or reconstructed facilities in the natural gas and oil sector to reduce methane gas and VOC emissions. These Subpart OOOOa standards expanded the 2012 New Source Performance Standards by using certain equipment-specific emissions control practices, requiring additional controls for pneumatic controllers and pumps as well as compression units, and imposing leak detection and repair requirements for natural gas compression units and booster stations.

In September 2020, the EPA, under the Trump Administration, finalized two sets of amendments to the 2016 Subpart OOOOa standards. The first, known as the 2020 Technical Rule, reduced the 2016 rule’s fugitive emissions monitoring requirements, among other changes. The second, known as the 2020 Policy Rule, rescinded the methane-specific requirements for certain natural gas and oil sources in the production and processing segments. On January 20, 2021, President Biden issued an Executive Order directing the EPA to rescind the 2020 Technical Rule by September 2021 and consider revising the 2020 Policy Rule. In June 2021, President Biden signed a Congressional Review Act resolution passed by Congress that revoked the 2020 Policy Rule but did not address the 2020 Technical Rule. Further, on November 15, 2021, the EPA issued a proposed rule intended to reduce methane emissions from natural gas and oil sources. The proposed rule would make the existing regulations in Subpart OOOOa more stringent and create a Subpart OOOOb to expand reduction requirements for new, modified, and reconstructed natural gas and oil sources, including standards focusing on certain source types that have never been regulated under the Clean Air Act (including intermittent vent pneumatic controllers, oil well associated gas, and liquids unloading facilities). In addition, the proposed rule would establish “Emissions Guidelines,” creating a Subpart OOOOc that would require states to develop plans to reduce methane emissions from existing sources that must be at least as effective as presumptive standards set by EPA. The EPA issued a supplemental proposed rule on November 15, 2022 to update, strengthen and expand its November 2021 proposed rule. The supplemental proposed rule would impose more stringent requirements on the natural gas and oil industry. It is currently subject to a public comment period that runs through February 13, 2023, and is expected to be finalized in 2023. We cannot predict whether and in what form EPA will finalize these amendments; however, Subpart OOOOa and any additional regulation of air emissions from the natural gas and oil sector could result in increased expenditures for pollution control equipment, which could impact our customers’ operations and negatively impact our business.

Additionally, in August 2022, President Biden signed into law the Inflation Reduction Act of 2022. Among other things, the Inflation Reduction Act includes a methane emissions reduction program that amends the CAA to include a Methane Emissions and Waste Reduction Incentive Program for petroleum and natural gas systems.

This program requires the EPA to impose a “waste emissions charge” on certain natural gas and oil sources that are already required to report under EPA’s Greenhouse Gas Reporting Program. Implementation of such programs could increase our operating costs and accelerate the transition away from fossil fuels, which could in turn have an adverse impact on our customers and thus adversely impact our business.

A climate-related decrease in demand for natural gas and oil could negatively affect our business.

Supply and demand for natural gas and oil is dependent upon a variety of factors, many of which are beyond our control. These factors include, among others, the potential adoption of new government regulations, including those related to fuel conservation measures and climate change regulations, technological advances in fuel economy, an economy-wide transition to lower greenhouse gas (“GHG”) energy sources and energy generation devices. For example, legislative, regulatory or executive actions intended to reduce emissions of GHGs could increase the cost of consuming natural gas and oil, thereby potentially causing a reduction in the demand for such products. A broader transition to alternative fuels or energy sources, whether resulting from potential new government regulation, carbon taxes or consumer preferences, could result in decreased demand for natural gas and oil. Any decrease in demand for these products could consequently reduce demand for our services and could have a negative effect on our business.

Efforts by governments, international bodies, businesses and consumers to reduce GHGs and otherwise mitigate the effects of climate change are ongoing. The nature of these efforts and their effects on our business are inherently unpredictable and subject to change. However, any activism directed at shifting funding and/or demand away from companies with energy-related assets could result in a reduction of funding for the energy sector overall, which could have an adverse effect on our ability to obtain external financing as well as negatively affect the cost of, and terms for, financing to fund capital expenditures or other aspects of our business.

Our business is subject to climate-related transitional risks, including evolving climate change legislation, regulatory initiatives and stakeholder pressures could result in increased operating expenses and capital costs, financial risks and potential reduction in demand for our services.

Combating the effects of climate change continues to attract considerable attention in the United States and internationally, including from regulators, legislators, companies in a variety of industries, financial market participants and other stakeholders. Climate change legislation and regulatory initiatives may arise from a variety of sources, including international, national, regional and state levels of government and associated administrative bodies, seeking to monitor, restrict or regulate existing emissions of GHGs, such as carbon dioxide and methane, as well as to restrict or eliminate future emissions. Accordingly, our business and operations, and those of our customers, are subject to executive, regulatory, political and financial risks associated with natural gas and the emission of GHGs.

Congress has previously considered legislation to restrict or regulate emissions of GHGs. Energy legislation and other initiatives continue to be proposed that may be relevant to GHG emissions issues. Almost half of the states, either individually or through multi-state regional initiatives, have begun to address GHG emissions, primarily through the planned development of emission inventories or regional GHG cap and trade programs. Although most of the state-level initiatives have to date been focused on large sources of GHG emissions, such as electric power plants, it is possible that smaller sources such as our natural gas-powered compression units could become subject to GHG-related regulation. Depending on the particular program, we could be required to control emissions or to purchase and surrender allowances for GHG emissions resulting from our operations. The $1 trillion legislative infrastructure package passed by Congress in November 2021 includes a number of climate-focused spending initiatives targeted at climate resilience, enhanced response and preparation for extreme weather events, and clean energy and transportation investments. The Inflation Reduction Act of 2022 also provides significant funding and incentives for research and development of low-carbon energy production methods, carbon capture, and other programs directed at addressing climate change.

Independent of Congress, the EPA has promulgated regulations controlling GHG emissions under its existing CAA authority. The EPA has adopted rules requiring many facilities, including petroleum and natural gas systems, to inventory and report their GHG emissions. In addition, the EPA rules provide air permitting requirements for certain large sources of GHG emissions. The requirement for facilities and large sources of GHG emissions to obtain and comply with permits will affect some of our customers’ largest new or modified facilities going forward but is not expected to cause us to incur material costs. As noted above, the EPA has undertaken efforts to regulate emissions of methane, considered a GHG, in the natural gas and oil sector, with the development of additional, more stringent rules under way.

In an executive order issued on January 20, 2021, President Biden asked the heads of all executive departments and agencies to review and take action to address any federal regulations, orders, guidance documents, policies and any similar agency actions promulgated during the prior administration that may be inconsistent with or present obstacles to the administration’s stated goals of protecting public health and the environment, and conserving national monuments and refuges. The executive order also established an Interagency Working Group on the Social Cost of Greenhouse Gases, which is called on to, among other things, capture the full costs of GHG emissions, including the “social cost of carbon,” “social cost of nitrous oxide” and “social cost of methane,” which are “the monetized damages associated with incremental increases in greenhouse gas emissions,” including “changes in net agricultural productivity, human health, property damage from increased flood risk, and the value of ecosystem services.” The EPA published a draft report in September 2022 with the social cost of carbon at $190 per metric ton of carbon dioxide emitted in 2020 at a 2% discount rate. That figure is intended to be used to guide federal decisions on the costs and benefits of various policies and approvals, although such efforts have been the subject of a series of judicial challenges. At this time, we cannot determine whether the administration’s efforts on social cost or other interagency climate efforts will lead to any particular actions that give rise to a material adverse effect on our business, financial condition, results of operations and cash flows.

At the international level, the U.S. joined the international community at the 21st Conference of the Parties of the United Nations Framework Convention on Climate Change in Paris, France (“COP21”), which resulted in an agreement intended to nationally determine their contributions and set GHG emission reduction goals every five years beginning in 2020 (the “Paris Agreement”). While the Paris Agreement did not impose direct requirements on emitters, national plans to meet its pledge could have resulted in new regulatory requirements. In April 2021, the current administration announced a new “nationally determined contribution” for U.S. GHG emissions that would achieve emissions reductions of at least 50% relative to 2005 levels by 2030. Those national commitments by themselves create no binding requirements on individual companies or facilities, but they do provide indications of the current administration’s policy direction and the types of legislative and regulatory requirements—such as the EPA’s proposed methane rules—that may be needed to achieve those commitments. Relatedly, the U.S. and European Union jointly announced the launch of the “Global Methane Pledge,” which aims to cut global methane pollution at least 30% by 2030 relative to 2020 levels, including “all feasible reductions” in the energy sector. Since its formal launch at the 26th Conference of the Parties in Glasgow, Scotland, over 150 countries have joined the pledge. With the exception of those proposed EPA methane rules and related updates, which were announced by President Biden at COP26 and COP27, we cannot predict whether re-entry into the Paris Agreement or pledges made in connection therewith will result in any particular new regulatory requirements or whether such requirements will cause us to incur material costs. Additionally, the SEC issued a proposed rule in March 2022 that would mandate extensive disclosure of climate-related data, risks, and opportunities, including financial impacts, physical and transition risks, related governance and strategy, and GHG emissions, for certain public companies.

Although it is not currently possible to predict how these executive orders, national commitments or any proposed or future GHG or climate change legislation or regulation promulgated by Congress, the states or multi-state regions and their respective regulatory agencies will impact our business, any legislation or regulation of GHG emissions that may be imposed in areas in which we conduct business or on the assets we operate could result in increased compliance or operating costs or additional operating restrictions or reduced demand for our services, and could have a material adverse effect on our business, financial condition and results of operations.

Apart from governmental regulation, there are also increasing financial risks for companies in the energy sector as stockholders and bondholders currently invested in energy companies may elect in the future to shift some or all of their investments toward non-fossil fuel energy sources. In recent years ESG goals and programs, which may include policies, practices and extralegal targets related to environmental stewardship, social responsibility, and corporate governance, have become an increasing focus of investors and stakeholders across the industry, and companies without robust ESG programs may find access to capital and investors more challenging in the future. For example, certain investment banks and asset managers based both domestically and internationally have announced that they are adopting climate change guidelines for their banking and investing activities. Institutional lenders who provide financing to energy companies such as ourselves have become more attentive to sustainable lending practices, and some may elect not to provide traditional energy producers or companies that support such producers with funding. ESG considerations may also affect others in the investment community, including investment advisers, sovereign wealth funds, public pension funds, insurance companies and other groups, and may result in their divestment of energy-related equities or otherwise limit their willingness to finance our or our customer’s operations. Limitation of investments in and financings for energy companies could result in the restriction, delay or cancellation of infrastructure projects and energy production activities. This potential for reduced access to the capital and financial markets, whether impacting our customers and/or our company, may further adversely affect the demand for and price of our securities.

Furthermore, some scientists have concluded that increasing concentrations of GHGs in the earth’s atmosphere are changing global climate patterns in a manner that results in significant weather-related effects, such as increased frequency and severity of storms, droughts, floods and other such events, in addition to more chronic changes such as shifting temperature, precipitation, and other meteorological patterns. Energy needs could increase or decrease as a result of extreme weather conditions depending on the duration and magnitude of any such climate changes. Increased energy use due to weather changes may require us to invest in additional equipment to serve increased demand. A decrease in energy use due to weather changes may affect our financial condition through decreased revenues. To the extent the frequency of extreme weather events increases, this could impact our operations in various ways, including damage to our facilities interruptions in service or supply chain, increased insurance premiums or increases to our cost of providing service. Such impacts may be proportionately more severe given the geographical concentration of our operations. Demand for our operations also depends in part on the volume of products being produced and/or transported by our customers, which may also be impacted by similar risks. If any of these results occur, it could have an adverse effect on our assets and operations and cause us to incur costs in preparing for and responding to them.

Litigation risks are also increasing as a number of parties have sought to bring suit against various natural gas and oil companies in state or federal court, alleging, among other things, that such companies created public nuisances by producing fuels that contributed to climate change or alleging that the companies have been aware of the adverse effects of climate change for some time but defrauded their investors or customers by failing to adequately disclose those impacts. Should we be targeted by any such litigation, we may incur liability, which, to the extent that societal pressures or political or other factors are involved, could be imposed without regard to causation or contribution to the asserted damage, or to other mitigating factors. Moreover, any such litigation targeting our customers could negatively impact their operation and, in turn, decrease demand for our operations. An unfavorable ruling in any such case could significantly impact our operations and could have an adverse impact on our financial condition.

In sum, any legislation, regulatory programs or social pressures related to climate change could increase our costs and require substantial capital, compliance, operating and maintenance costs, reduce demand for our services and reduce our access to financial markets. Current, as well as potential future, laws and regulations that limit emissions of GHGs or that otherwise promote the use of renewable energy over fossil fuel energy sources could increase the cost of our services and, thereby, further reduce demand and adversely affect our sales volumes, revenues and margins.

Regulatory initiatives relating to the protection of endangered or threatened species in the United States could have an adverse impact on our and our customers’ ability to expand operations.

In the United States, the Endangered Species Act (the “ESA”) restricts activities that may affect endangered or threatened species or their habitats. Similar protections are offered to migratory birds under the Migratory Bird Treaty Act (the “MBTA”). To the extent species that are listed under the ESA or similar state laws, or are protected under the MBTA, live in the areas where we or our customers operate, both our and our customers’ abilities to conduct or expand operations and construct facilities could be limited or be forced to incur material additional costs.

The designation of previously unidentified endangered or threatened species or new critical or suitable habitat designations could indirectly cause us to incur additional costs, cause our or our customers’ operations to become subject to operating restrictions or bans, and limit future development activity in affected areas. In June and July 2022, the U.S. Fish and Wildlife Service issued final rules rescinding Trump-era regulations concerning the definition of “habitat” and critical habitat exclusions. As a result of these rules, the potential designation of previously unprotected species as threatened or endangered or new critical or suitable habitat designations in areas where we or our customers might conduct operations could result in limitations or prohibitions on our operations and could adversely impact our business. There is also increasing interest in nature-related matters beyond protected species, such as general biodiversity, which may similarly require us or our customers to incur costs or take other measures which may adversely impact our business or operations.

Increased regulation of hydraulic fracturing could result in reductions of, or delays in, natural gas and oil production by our customers, which could adversely impact our revenue.

A significant portion of our customers’ natural gas and oil production is developed from unconventional sources that require hydraulic fracturing as part of the completion process. Hydraulic fracturing involves the injection of water, sand and chemicals under pressure into the rock formation to stimulate gas production. The U.S. Congress has from time to time considered legislation to amend the Safe Drinking Water Act (“SDWA”) to repeal the exemption for hydraulic fracturing from the definition of “underground injection” and require federal permitting and regulatory control of hydraulic fracturing, and disclosure of the chemical constituents of the fluids used in the fracturing process. Scrutiny of hydraulic fracturing activities continues in other ways, with the EPA having commenced a multi-year study of the potential environmental impacts of hydraulic fracturing. In December 2016, the EPA issued a report on the potential impacts of hydraulic fracturing on drinking water resources. The final report concluded that “water cycle” activities associated with hydraulic fracturing may impact drinking water resources “under some circumstances,” noting that the following hydraulic fracturing water cycle activities and local- or regional-scale factors are more likely than others to result in more frequent or more severe impacts: water withdrawals for fracturing in times or areas of low water availability; surface spills during the management of fracturing fluids, chemicals or produced water; injection of fracturing fluids into wells with inadequate mechanical integrity; injection of fracturing fluids directly into groundwater resources; discharge of inadequately treated fracturing wastewater to surface waters; and disposal or storage of fracturing wastewater in unlined pits. To date, EPA has taken no further action in response to the December 2016 report. Under the federal Clean Water Act (“CWA”), the EPA also prohibits the discharge of wastewater from hydraulic fracturing and certain other natural gas operations to publicly owned wastewater treatment plants.

State and federal regulatory agencies have also recently focused on a possible connection between the operation of injection wells used for natural gas and oil waste disposal and seismic activity. Similar concerns have been raised that hydraulic fracturing may also contribute to seismic activity. When caused by human activity, such events are called induced seismicity. Developing research suggests that the link between seismic activity and wastewater disposal may vary by region, and that only a very small fraction of the tens of thousands of injection wells have been suspected to be, or have been, the likely cause of induced seismicity. In March 2016, the United States Geological Survey identified six states with the most significant hazards from induced seismicity, including Oklahoma, Kansas, Texas, Colorado, New Mexico and Arkansas, some of which are states where we operate. In light of these concerns, some state regulatory agencies have modified their regulations or issued orders to address induced seismicity. Increased regulation and attention given to induced seismicity could lead to greater opposition to, and litigation concerning, natural gas and oil activities utilizing hydraulic fracturing or injection wells for waste disposal, which could indirectly impact our business, financial condition and results of operations. In addition, these concerns may give rise to private tort suits against our customers from individuals who claim they are adversely impacted by seismic activity they allege was induced. Such claims or actions could result in liability to our customers for property damage, exposure to waste and other hazardous materials, nuisance or personal injuries, and require our customers to expend additional resources or incur substantial costs or losses. This could in turn adversely affect the demand for our services.

We cannot predict the future of any such legislation or tort liability. If additional levels of regulation, restrictions and permits were required through the adoption of new laws and regulations at the federal or state level or the development of new interpretations of those requirements by the agencies that issue the required permits, that could lead to operational delays, increased operating costs and process prohibitions that could reduce demand for our compression operations, which would materially adversely affect our revenue and results of operations.

Increasing scrutiny and changing stakeholder expectations in respect of ESG and sustainability practices may impose additional costs or risks.

In recent years, companies across all industries are facing increasing scrutiny from stakeholders related to their ESG and sustainability practices. A number of advocacy groups, both domestically and internationally, have campaigned for governmental and private action to promote change at public companies related to ESG matters, including increasing attention and demands for action related to climate change, promoting the use of substitutes to fossil fuel products and encouraging the divestment of companies in the fossil fuel industry. Investor advocacy groups, proxy advisory firms, certain institutional investors and lenders, investment funds and other influential investors and rating agencies are also increasingly focused on ESG and sustainability practices and matters and on the implications and social cost of their investments and loans. We have established a long-term strategy intended to meet ESG-related objectives, which currently includes certain sustainability targets. However, we cannot guarantee that this long-term strategy will meet our ESG-related objectives. Such initiatives are voluntary, not binding on our business or management and subject to change. We may determine in our discretion that it is not feasible or practical to implement or complete certain of our ESG-related initiatives, or to meet previously set goals and targets based on cost, timing or other considerations. If we do not adapt to or comply with investor or other stakeholder expectations and standards on ESG matters (or meet ESG-related goals and targets that we have set), as they continue to evolve, if we are perceived to have not responded appropriately or quickly enough to growing concern for ESG and sustainability issues, regardless of whether there is a regulatory or legal requirement to do so, or if estimates, assumptions, and/or third-party information we currently believe to be reasonable are subsequently considered erroneous or misinterpreted, we may suffer from reputational damage and our business, financial condition and/or stock price could be materially and adversely affected.

Further, our operations, projects and growth opportunities require us to have strong relationships with various key stakeholders, including our stockholders, employees, suppliers, customers, local communities and others. We may face pressures from stakeholders, many of whom are increasingly focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability while at the same time remaining a successfully operating public company. If we do not successfully manage expectations across these varied stakeholder interests, it could erode our stakeholder trust and thereby affect our brand and reputation. Such erosion of confidence could negatively impact our business through decreased demand and growth opportunities, delays in projects, increased legal action and regulatory oversight, adverse press coverage and other adverse public statements, difficulty hiring and retaining top talent, difficulty obtaining necessary approvals and permits from governments and regulatory agencies on a timely basis and on acceptable terms and difficulty securing investors and access to capital. The occurrence of any of the foregoing could have a material adverse effect on our business and financial condition. In addition, we expect there will likely be increasing levels of regulation, disclosure-related and otherwise, with respect to ESG matters, which will likely lead to increase compliance costs as well as scrutiny that could heighten all of the risks identified in this risk factor. Such ESG matters may also impact our suppliers or customers, which could augment existing or cause additional impacts to our business or operations.

We may be involved in legal proceedings that could result in substantial liabilities.

We are, from time to time, involved in various legal and other proceedings in the ordinary course of our business. Such legal proceedings are inherently uncertain and their results cannot be predicted. Regardless of the outcome, such proceedings could have an adverse impact on us because of legal costs, diversion of management and other personnel and other factors. In addition, it is possible that a resolution of one or more such proceedings could result in liability, penalties or sanctions, as well as judgments, consent decrees or orders requiring a change in our business practices, which could materially and adversely affect our business, operating results and financial condition. Accruals for such liability, penalties or sanctions may be insufficient. Judgments and estimates to determine accruals or range of losses related to legal and other proceedings could change from one period to the next, and such changes could be material.

Risks Related to Intellectual Property, Information Technology and Cybersecurity

We may be sued by third parties for infringement, misappropriation, dilution or other violation of their intellectual property or proprietary rights.

Third parties may in the future assert, that we have infringed, misappropriated or otherwise violated their intellectual property rights (“IPR”). Such claims and litigation may involve patent holding companies or other adverse IPR holders who have no relevant product revenue, and therefore our own IPR may provide little or no deterrence to these rights holders in bringing IPR claims against us. There may be IPR held by others, including issued or pending patents and trademarks, that cover significant aspects of our technologies, content, branding or business methods, and we cannot assure that we are not infringing, misappropriating or otherwise violating, and have not infringed, misappropriated or otherwise violated, any third-party IPR or that we will not be held to have done so or be accused of doing so in the future. We expect that we may receive in the future notices that claim we allegedly have infringed, misappropriated or otherwise violated other parties’ IPR. We cannot assure you that we will be able to detect potential or actual misappropriation or infringement of our IPR or trade secrets. Even if we detect misappropriation or infringement by a third party, we cannot assure you that we will be able to enforce our rights at a reasonable cost, or at all.

Any claim that we have infringed, misappropriated or otherwise violated IPR of third parties, with or without merit, and whether or not it results in litigation, is settled out of court or is determined in our favor, could be time-consuming and costly to address and resolve, and could divert the time and attention of management and technical personnel from our business. Furthermore, an adverse outcome of a dispute may result in an injunction and could require us to pay substantial monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed a party’s IPR. Any settlement or adverse judgment resulting from such a claim could require us to enter into a licensing agreement to continue using the technology, content or other IPR that is the subject of the claim; restrict or prohibit our use of such technology, or other IPR; require us to expend significant resources to redesign our technology or solutions; and require us to indemnify third parties if they become subject to third party claims relating to IPR that we license or otherwise provide to them, which could be costly. Royalty or licensing agreements, if required or desirable, may be unavailable on terms acceptable to us, or at all, and may require significant royalty payments and other expenditures. We may also be required to develop alternative non-infringing technology, which could require significant time and expense. There also can be no assurance that we would be able to develop or license suitable alternative technology, or other IPR to permit us to continue offering the affected technology. If we cannot develop or license technology for any allegedly infringing aspect of our business, we would be forced to limit our service and may be unable to compete effectively. In addition, our rights to IPR and trade secrets may not prevent independent third-party development and commercialization of competing products or services. Any of these events could materially harm our business, financial condition and results of operations.

We may find it necessary or appropriate to initiate claims or litigation to enforce our IPR or determine the validity and scope of IPR claimed by others. In any lawsuit we bring to enforce our IPR, a court may refuse to stop the other party from using the technology at issue on grounds that our IPR do not cover the use or technology in question. Further, in such proceedings, the defendant could counterclaim that our IPR is invalid or unenforceable and the court may agree, in which case we could lose valuable IPR. Litigation is inherently uncertain and any litigation of this nature, regardless of outcome or merit, could result in substantial costs and diversion of management and technical resources, any of which could adversely affect our business and results of operations. If we fail to obtain, maintain, protect and enforce our intellectual property, our business and results of operations may be harmed.

Our reliance on third-party components for use in our IT systems could result in delays in service or disrupt our business.

Components of our information technology (“IT”) systems include various types of software and services licensed or provided from unaffiliated third parties, most of which we obtain on Software as a Service basis, without any ongoing support or maintenance obligations. Our business would be disrupted if any of the software or services we obtain from others or functional equivalents thereof were either no longer available to us or no longer offered on commercially reasonable terms, or if they fail and we cannot obtain maintenance and support on reasonable terms. In either case, we could be required to either redesign our IT systems to function with software or services available from other parties or develop these components ourselves, which could result in increased costs and could result in delays in services. Furthermore, we might be forced to limit the features available in our IT system due to changes by our third-party software and service providers, or due to price increases by such vendors. In addition, if we fail to maintain or renegotiate any of these software or service agreements, we could face significant delays and diversion of resources in attempting to obtain and integrate functional equivalents.

We are subject to significant legal and reputational risks and expenses relating to the privacy, use and security of employee and customer information.

We receive, maintain, and store the non-public personal information (“PII”) of our employees and customers. The sharing, use, disclosure and protection of this information are governed by the privacy and data security policies maintained by us. Moreover, there are federal and state laws and regulations regarding privacy and the storing, sharing, use, disclosure, and protection of PII and user data. Specifically, PII is increasingly subject to legislation and regulations in numerous jurisdictions, the intent of which is to protect the privacy of personal information that is collected, processed and transmitted in or from the governing jurisdiction. California enacted a privacy law (the “California Consumer Privacy Act” or “CCPA”) which limits how we may collect and use PII, and which came into effect on January 1, 2020. In addition, California enacted, effective January 1, 2023, a privacy law, the California Privacy Rights Act (the “CPRA”), which significantly modifies the CCPA, including by expanding consumers’ rights with respect to certain PII and creating a new state agency to oversee implementation and enforcement efforts. There are more states considering similar privacy laws. We could be adversely affected if the CCPA, CPRA and other states’ legislation or regulations require changes in our business practices or privacy policies, or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect our business, financial condition and results of operations.

We have experienced cybersecurity incidents or IT system disruptions in the past, and cybersecurity breaches or IT system disruptions may adversely affect our business in the future.

We rely on our IT systems to operate and record a significant portion of our business. This may include confidential or PII belonging to us, our employees, customers, suppliers, or others. Similar to other companies, our systems and networks, and those of third parties with whom we do business, may be subject to cybersecurity breaches caused by, among other things, illegal hacking, insider threats, computer viruses, phishing, malware, ransomware, or acts of vandalism or terrorism, or those perpetrated by criminals or nation-state actors. Furthermore, we may also experience increased cybersecurity risk as some of our personnel continue to work remotely as a result of the ongoing COVID-19 pandemic. We have experienced cyber incidents in the past, although none have been material or had a material adverse effect on our business or financial condition. We may experience cybersecurity incidents and security breaches in the future. In addition to our own systems and networks, we use third-party service providers to process certain data or information on our behalf. Due to applicable laws and regulations, we may be held responsible for cybersecurity incidents attributed to our service providers to the extent it relates to information we share with them. Although we seek service providers that implement and maintain reasonable security measures, we cannot control third parties and cannot guarantee that a security breach will not occur in their systems or networks.

Despite our efforts to continually refine our procedures, educate our employees, and implement tools and security measures to protect against such cybersecurity risks, there can be no assurance that these measures will prevent unauthorized access or detect every type of attempt or attack. Our potential future upgrades, refinements, tools and measures may not be completely effective or result in the anticipated improvements, if at all, and may cause disruptions in our IT systems. In addition, despite our best efforts, a cyberattack or security breach could go undetected for an extended period of time, and the ensuing investigation of the incident would take time to complete. During that period, we would not necessarily know the impact to our IT systems, or the costs and actions required to fully remediate and our initial remediation efforts may not be successful. Additionally, a cyberattack or security breach could be repeated before they are fully contained and remediated. A breach or failure of our systems or networks, critical third-party systems on which we rely, or those of our customers or suppliers, could result in an interruption in our operations, unplanned capital expenditures, unauthorized publication of our confidential business or proprietary information, unauthorized release of customer, employee or third party data, theft or misappropriation of funds, violation of privacy or other laws, and exposure to litigation or indemnity claims including resulting from customer-imposed cybersecurity controls or other related contractual obligations. There could also be increased costs to detect, prevent, respond or recover from cybersecurity incidents. Any such breach, or our delay or failure to make adequate or timely disclosures to the public, regulatory or law enforcement agencies or affected individuals following such an event, could have a material adverse effect on our business, reputation, financial position, results of operations and cash flows and cause reputational damage.

Our ability to manage our business and monitor our results is highly dependent upon information and communication systems, and a failure of these systems or our enterprise resource planning (“ERP”) system could disrupt our business.

We are dependent upon a variety of information and communication systems to operate our business, including our ERP system. Any disruptions, delays or deficiencies in these systems, or in the design or implementation of any new ERP system, could adversely affect our ability to effectively run and manage information. Further, we depend on our ability to gather and promptly transmit accurate information to key decision makers, and our business, results of operations and financial condition may be adversely affected if our information systems fail, even for a short period of time. Failure to properly or adequately address these issues could impact our ability to perform necessary business operations, which could adversely affect our reputation, competitive position, business, results of operations and financial condition.

We may not realize the intended benefits of our process and technology transformation projects, which could have an adverse effect on our business.

In 2022, we began two process and technology transformation projects, which will, among other things, replace our existing human capital management platform and consolidate several systems onto a single ERP system. The implementation of the process and technology transformation projects will require human capital and other resources from which we may not realize the benefits we expect to realize. Any such difficulties could have an adverse effect on our business, results of operations and financial condition.

Risks Related to Our Indebtedness

Our substantial indebtedness could adversely affect our financial condition.

We have a significant amount of indebtedness. As of December 31, 2022, after giving effect to this offering and the use of proceeds therefrom, our total long-term debt was approximately $             in aggregate principal amount.

Subject to the limits contained in the ABL Credit Agreement, we may be able to incur substantial additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions, dividends or for other purposes. If we do so, the risks related to our substantial indebtedness could intensify. Specifically, our substantial indebtedness could have important consequences, including the following:

•	making it more difficult for us to satisfy our obligations with respect to our debt;

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general company requirements on favorable terms or at all;

•

requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions, future business opportunities and other general purposes;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	exposing us to the risk of increased interest rates as certain of our borrowings, including borrowings under the ABL Credit Agreement, are at variable rates of interest;

•	limiting our flexibility in planning for and reacting to changes in the industry in which we compete;

•	consequences relating to adverse borrowing base redeterminations;

•	placing us at a disadvantage compared to other, less leveraged competitors; and

•	increasing our cost of borrowing.

In addition, our ability to refinance our indebtedness prior to maturity is dependent on the condition of the capital and credit markets and our financial condition. We can provide no assurance that we will be able to refinance our indebtedness or that any indebtedness incurred to refinance our indebtedness will be on comparable terms. See “—We may be unable to access the capital and credit markets or borrow on affordable terms to obtain additional capital that we may require.”

The terms of the ABL Credit Agreement restrict our current and future operations, particularly our ability to respond to changes or to take certain actions.

The ABL Credit Agreement contains restrictive covenants (which contain a number of exceptions and qualifications that may be material) that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interest, including restrictions on our ability to:

•	incur additional indebtedness and guarantee indebtedness;

•	pay dividends or make other distributions or repurchase or redeem equity interests;

•	prepay, redeem or repurchase certain debt;

•	issue certain preferred units or similar equity securities;

•	make loans and investments;

•	sell, transfer or otherwise dispose of assets;

•	incur liens;

•	enter into transactions with affiliates;

•	enter into agreements restricting our restricted subsidiaries’ ability to pay dividends;

•	enter into certain swap agreements;

•	amend certain organizational documents;

•	enter into sale and leaseback transactions; and

•	consolidate, merge or sell all or substantially all of our assets.

In addition, the ABL Credit Agreement contains certain operating and financial covenants and requires us to maintain specified financial ratios and satisfy other financial condition tests. Our ability to comply with those covenants and meet those financial ratios and tests can be affected by events beyond our control, and we may be unable to meet them. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Description of Indebtedness” for further information about these covenants.

A breach of the covenants or restrictions under the ABL Credit Agreement could result in an event of default. Such a default may allow the creditors to accelerate the related debt and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In addition, an event of default under the ABL Credit Agreement would permit the lenders under the ABL Credit Agreement to terminate all commitments to extend further credit under that facility. Furthermore, if we were unable to repay the amounts due and payable under the ABL Credit Agreement, those lenders could proceed against the collateral granted to them to secure that indebtedness. In the event our lenders accelerate the repayment of our borrowings, we and our subsidiaries may not have sufficient assets to repay that indebtedness. As a result of these restrictions, we may be:

•	limited in how we conduct our business;

•	unable to raise additional debt or equity financing to operate during general economic or business downturns; or

•	unable to compete effectively or to take advantage of new business opportunities.

These restrictions may affect our ability to grow in accordance with our strategy. In addition, our financial results, our substantial indebtedness and our credit ratings could adversely affect the availability and terms of our financing.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

Borrowings under the ABL Credit Agreement are at variable rates of interest and expose us to interest rate risk. If interest rates were to continue to increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income and cash flows, including cash available for servicing our indebtedness, will correspondingly decrease. We have in the past entered into, and in the future may enter into, interest rate swaps that involve the exchange of floating for fixed rate interest payments to reduce interest rate volatility. However, we may not maintain interest rate swaps with respect to all of our variable rate indebtedness, and any swaps we enter into may not fully mitigate our interest rate risk.

General Risks

A financial crisis or deterioration in general economic, business or industry conditions could materially adversely affect our results of operations, financial condition and ability to pay dividends on our common stock.

Concerns over global economic conditions, stock market volatility, energy costs, geopolitical issues, inflation and U.S. Federal Reserve interest rate increases in response, the availability and cost of credit, and slowing of economic growth in the United States and fears of a recession have contributed and may continue to contribute to economic uncertainty and diminished expectations for the global economy.

Concerns about global economic growth can result in a significant adverse impact on global financial markets and commodity prices. In addition, any financial crisis may cause us to face limitations on our ability to borrow under our debt agreements, service our debt obligations, access the debt and equity capital markets and complete asset purchases or sales and may cause increased counterparty credit risk on our derivative instruments and such counterparties to cause us to post collateral guaranteeing performance.

Further, if there is a financial crisis or the economic climate in the United States or abroad deteriorates, worldwide demand for natural gas or oil could materially decrease, which would likely depress the level of production activity and result in a decline in the demand for our compression operations and ultimately materially adversely impact our results of operations and financial condition. If a material adverse change occurs in our business such that an event of default occurs under our debt agreements, the lenders under such agreements may be able to accelerate the maturity of our debt.

Events outside of our control, including an epidemic or outbreak of an infectious disease or the threat thereof, could have a material adverse effect on our business, liquidity, financial condition, results of operations, cash flows and ability to pay dividends on our common stock.

We face risks related to pandemics, epidemics, outbreaks or other public health events, or the threat thereof, that are outside of our control, and could significantly disrupt our business and operational plans and adversely affect our liquidity, financial condition, results of operations, cash flows and ability to pay dividends on our common stock. The COVID-19 pandemic has adversely affected the global economy and has resulted in unprecedented governmental actions in the United States and countries around the world, including, among other things, social distancing guidelines, travel restrictions and stay-at-home orders, among other actions, which caused a significant decrease in activity in the global economy and the demand for oil, and to a lesser extent, natural gas.

The nature, scale and scope of the above-described events, combined with the uncertain duration and extent of governmental actions, prevent us from identifying all potential risks to our business.

Inflation may adversely affect us by increasing costs beyond what we can recover through price increases and limit our ability to enter into future traditional debt financing.

Inflation has adversely affected us by increasing costs of critical components, equipment, labor and other services we may rely on, and continued inflationary pressures could prevent us from operating at capacity, decreasing our revenues or having an adverse effect on our profitability. In addition, inflation is often accompanied by higher interest rates. Such higher interest rates may affect our ability to enter into future traditional debt financing, as high inflation may result in an increase in cost to borrow.

Although inflation in the United States had been relatively low for many years, there was a significant increase in inflation beginning in the second half of 2021, which has continued into 2022, due to a substantial increase in the money supply, a stimulation focused fiscal policy, a significant rebound in consumer demand as COVID-19 restrictions were relaxed, the Russian-Ukrainian conflict and worldwide supply chain disruptions resulting from the economic contraction caused by COVID-19 and lockdowns followed by a rapid recovery. Between June 2021 and December 2022, the Consumer Price Index for all urban consumers (a widely used measure of inflation) rose 10.5%, and the Producer Price Index for Industrial Commodities rose 12.2%.

A deterioration in general economic, business, geopolitical or industry conditions could materially adversely affect our results of operations, financial condition and cash flows.

Concerns over global economic conditions, energy costs, geopolitical issues, including the conflict between Russia and Ukraine, the impacts of the COVID-19 pandemic, inflation, the availability and cost of credit and slow economic growth in the United States have contributed to general economic uncertainty and diminished expectations for the global economy. Additionally, acts of protest and civil unrest have caused economic and political disruption in the United States. Meanwhile, continued hostilities in Europe and the Middle East and the occurrence or threat of terrorist attacks in the United States or other countries could adversely affect the economies of the United States and other countries. If the economic climate in the United States or abroad deteriorates, worldwide demand for energy could destabilize, which could materially adversely affect our and our customers’ operations, financial condition and cash flows.

Our ability to use NOLs to offset future income may be limited.

Our ability to use any NOLs generated by us could be substantially limited if we were to experience an “ownership change” as defined under Section 382 of the Code. In general, an “ownership change” would occur if our “5-percent stockholders,” as defined under Section 382 of the Code, including certain groups of persons treated as “5-percent stockholders,” collectively increased their ownership in us by more than 50 percentage points over a rolling three-year period. An ownership change can occur as a result of a public offering of our common stock, as well as through secondary market purchases of our common stock and certain types of reorganization transactions. Such a limitation could, for any given year, have the effect of increasing the amount of our U.S. federal income tax liability, which would negatively impact our financial condition and the amount of after-tax cash available for distribution to our stockholders.

Tax legislation and administrative initiatives or challenges to our tax positions could adversely affect our results of operations and financial condition.

We operate in locations throughout the U.S. and, as a result, we are subject to the tax laws and regulations of U.S. federal, state and local governments. From time to time, various legislative or administrative initiatives may be proposed that could adversely affect our tax positions. There can be no assurance that our tax provision or tax payments will not be adversely affected by these initiatives. In addition, U.S. federal, state and local tax laws and regulations are extremely complex and subject to varying interpretations. There can be no assurance that our tax positions will not be challenged by relevant tax authorities or that we would be successful in any such challenge.

Risks Related to this Offering and Owning Our Common Stock

EQT controls a significant percentage of our voting power.

Upon completion of this offering, Kodiak Holdings will own approximately                 % of our outstanding common stock (or                 % of our common stock if the underwriters exercise in full their option to purchase additional shares of common stock). Frontier GP is the general partner of Kodiak Holdings. Investment vehicles affiliated with EQT own 100% of the membership interests in Frontier GP, and EQT indirectly has exclusive responsibility for the management and control of such investment vehicles. As such, EQT indirectly has the power to control the business and affairs of Kodiak Holdings. In addition, certain of our directors are currently employed by EQT. Consequently, EQT will be able to influence matters that require approval by our stockholders, including the election and removal of directors, changes to our organizational documents and approval of acquisition offers and other significant corporate transactions. This concentration of ownership will limit your ability to influence corporate matters, and as a result, actions may be taken that you may not view as beneficial. This concentration of stock ownership may also adversely affect the trading price of our common stock to the extent investors perceive a disadvantage in owning stock of a company with a controlling stockholder.

Furthermore, our Stockholders’ Agreement provides that certain corporate actions require the approval of Kodiak Holdings, including amendments to our organizational documents, equity issuances, incurrence of certain indebtedness, changing the size of our board of directors, dispositions of assets, modifying our dividend policy, consummating a change of control transaction or entering into voluntary liquidation or the commencement of bankruptcy proceedings. After the completion of this offering, EQT will be subject to contractual restrictions that may affect Kodiak Holdings’ exercise of its rights to approve corporate actions under the Stockholders’ Agreement. See “Certain Relationships and Related Party Transactions—Stockholders’ Agreement.”

After the completion of this offering, EQT will be subject to contractual restrictions that may affect Kodiak Holdings’ exercise of its rights to approve corporate actions under the Stockholders’ Agreement.

In connection with the closing of this offering, we will enter into a Stockholders’ Agreement with Kodiak Holdings, which will grant Kodiak Holdings rights to approve certain of our corporate actions, including, among other things, amendments to our organizational documents, equity issuances, incurrence of certain indebtedness, changing the size of our board of directors, dispositions of assets, modifying our dividend policy, consummating a change of control transaction or entering into voluntary liquidation or the commencement of bankruptcy proceedings. In connection with the closing of this offering, Kodiak Holdings will pledge the shares it owns in us as collateral under the Holdco Term Loan and will grant the lender thereunder certain consent rights over Kodiak Holdings’ exercise of its rights under the Stockholders’ Agreement. The lender under the Holdco Term Loan has different interests than our stockholders and may exercise these consent rights in ways that are adverse to the interests of our stockholders. For further information regarding the Stockholders’ Agreement and Kodiak Holdings’ consent rights thereunder, see “Certain Relationships and Related Party Transactions—Kodiak Holdings—Stockholders’ Agreement.”

EQT may have interests that conflict with the interests of our other stockholders. Certain of our directors may also have conflicts of interest because they are also employees of EQT, investment advisors to EQT managed funds or directors or officers of EQT. The resolution of these conflicts of interest may not be in our or your best interests.

EQT may have interests that conflict with the interests of our other stockholders. In connection with the closing of this offering, EQT will pledge its shares in us as collateral under the Holdco Term Loan. Pursuant to the Holdco Term Loan, EQT will be limited from taking or causing its subsidiaries from approving or taking certain actions without the consent of the lender, including amending organizational documents, authorizing equity issuances in excess of certain thresholds, incurring indebtedness for borrowed money (other than indebtedness under our ABL Facility, certain working capital and ordinary course financings, and indebtedness otherwise permitted by the ABL Facility (other than certain unsecured debt)), materially modifying our dividend policy, entering into certain affiliate transactions or entering into a voluntary liquidation or the commencement of bankruptcy proceedings. These restrictions are consistent with the consent rights held by Kodiak Holdings under the Stockholders’ Agreement. For further information regarding the Stockholders’ Agreement and such consent rights, see “Certain Relationships and Related Party Transactions—Kodiak Holdings—Stockholders’ Agreement.”

In addition, certain of our directors may also have conflicts of interest because they are also employees of EQT, investment advisors to EQT managed funds or directors or officers of EQT. These positions may conflict with such individuals’ duties as one of our directors or officers regarding business dealings and other matters between EQT and us. The resolution of these conflicts may not always be in our or your best interest.

Upon the listing of our shares on the NYSE, we will be a “controlled company” within the meaning of the rules of the NYSE and, as a result, will qualify for, but do not currently intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Upon completion of this offering, Kodiak Holdings will directly control (and EQT will indirectly control) a majority of our voting power. As a result, we will be a “controlled company” within the meaning of the NYSE corporate governance standards. Under the NYSE rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and need not comply with certain requirements, including the requirement that a majority of the board of directors consist of independent directors and the requirements that our compensation and nominating and governance committees be composed entirely of independent directors. Following this offering, we do not intend to utilize these exemptions. However, for so long as we qualify as a “controlled company,” we will maintain the option to utilize some or all of these exemptions. If we utilize these exemptions, we may not have a majority of independent directors and our compensation and nominating and governance committees may not consist entirely of independent directors, and such committees will not be subject to annual performance evaluations. Accordingly, in the event we elect to rely on these exemptions in the future, you would not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE. See “Management—Controlled Company Status.”

EQT is not limited in its ability to compete with us, and the corporate opportunity provisions in our charter could enable EQT to benefit from corporate opportunities that may otherwise be available to us.

EQT may invest in other companies in the future that may compete with us. Conflicts of interest could arise in the future between us, on the one hand, and EQT, on the other hand, concerning among other things, potential competitive business activities or business opportunities.

Our charter will provide that, to the fullest extent permitted by applicable law, we renounce any interest or expectancy in any business opportunity that involves any aspect of the energy equipment or services business or industry and that may be from time to time presented to EQT or any of our directors or officers who is also an employee, partner, member, manager, officer or director of EQT or any affiliate of EQT, even if the opportunity is one that we might reasonably have pursued or had the ability or desire to pursue if granted the opportunity to do so. Our charter will further provide that no such person or party shall be liable to us by reason of the fact that such person pursues any such business opportunity or fails to offer any such business opportunity to us. As a result, any of our directors or officers who is also an employee, partner, member, manager, officer or director of EQT or any affiliate of EQT may become aware, from time to time, of certain business opportunities, such as acquisition opportunities, and may direct such opportunities to other businesses in which they have invested, in which case we may not become aware of or otherwise have the ability to pursue such opportunity. Further, such businesses may choose to compete with us for these opportunities. As a result, by renouncing our interest and expectancy in any business opportunity that may be from time to time presented to any member of EQT or an affiliate of EQT or any of our directors or officers who is also an employee, partner, member, manager, officer or director of EQT or any affiliate of EQT, our business or prospects could be adversely affected if attractive business opportunities are procured by such parties for their own benefit rather than for ours. Our charter will provide that any amendment to or adoption of any provision inconsistent with our charter’s provisions governing the renouncement of business opportunities must be approved by the holders of at least                % of the voting power of the outstanding stock of the corporation entitled to vote thereon. See “Description of Capital Stock—Renouncement of Business Opportunities” for more information. Any actual or perceived conflicts of interest with respect to the foregoing could have an adverse impact on the trading price of our common stock.

The requirements of being a public company, including compliance with the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the requirements of the Sarbanes-Oxley Act of 2002 (“SOX”) and the NYSE, may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

As a public company, we will need to comply with new laws, regulations and requirements, certain corporate governance provisions of SOX, related regulations of the SEC and the requirements of the NYSE, with which we are not required to comply as a private company. Complying with these statutes, regulations and requirements will occupy a significant amount of time of our board of directors and management and will significantly increase our costs and expenses. We will need to:

•	institute a more comprehensive compliance function;

•	comply with rules promulgated by the NYSE;

•	continue to prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws;

•	establish new internal policies, such as those relating to insider trading; and

•	involve and retain to a greater degree outside counsel and accountants in the above activities.

In addition, we expect that being a public company subject to these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

Furthermore, while we generally must comply with Section 404 of SOX, we are not required to have our independent registered public accounting firm attest to the effectiveness of our internal controls until our first annual report subsequent to our ceasing to be an “emerging growth company.” We may not be required to have our independent registered public accounting firm attest to the effectiveness of our internal controls until as late as our annual report for the year ending December 31, 2028. At any time, we may conclude that our internal controls, once tested, are not operating as designed or that the system of internal controls does not address all relevant financial statement risks. Once required to attest to control effectiveness, our independent registered public accounting firm may issue a report that concludes it does not believe our internal controls over financial reporting are effective. Compliance with SOX requirements may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

There is no existing market for our common stock, and a trading market that will provide you with adequate liquidity may not develop. The price of our common stock may fluctuate significantly, and you could lose all or part of your investment.

Prior to this offering, there has been no public market for our common stock. After this offering, there will be only                  publicly traded shares of common stock held by our public common stockholders (                shares of common stock if the underwriters exercise in full their option to purchase additional shares of common stock). Kodiak Holdings will own                  shares of common stock, representing an aggregate                 % of outstanding shares of our common stock. We do not know the extent to which investor interest will lead to the development of an active trading market or how liquid that market might become. If an active trading market does not develop, you may have difficulty reselling any of our common stock at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common stock and limit the number of investors who are able to buy the common stock.

The initial public offering price for the common stock offered hereby will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of the common stock that will prevail in the trading market. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price paid by you in this offering.

The following is a non-exhaustive list of factors that could affect our stock price:

•	our operating and financial performance;

•	quarterly variations in the rate of growth of our financial indicators, such as net income per share, net income and revenues;

•	the public reaction to our press releases, our other public announcements and our filings with the SEC;

•	strategic actions by our competitors;

•	our failure to meet revenue or earnings estimates by research analysts or other investors;

•	changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

•	speculation in the press or investment community;

•	the failure of research analysts to cover our common stock;

•	sales of our common stock by us or other stockholders, or the perception that such sales may occur;

•	changes in accounting principles, policies, guidance, interpretations or standards;

•	additions or departures of key management personnel;

•	actions by our stockholders;

•	general market conditions, including fluctuations in commodity prices;

•	domestic and international economic, legal and regulatory factors unrelated to our performance; and

•	the realization of any risks described under this “Risk Factors” section.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against us, could result in substantial costs, divert our management’s attention and resources and harm our business, operating results and financial condition.

If securities or industry analysts do not publish research reports or publish unfavorable research about our business, the price and trading volume of our common stock could decline.

The trading market for our common stock will depend in part on the research reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of us, the trading price for our common stock and other securities would be negatively affected. In the event we obtain securities or industry analyst coverage, and one or more of the analysts who covers us downgrades our securities, the price of our securities would likely decline. If one or more of these analysts ceases to cover us or fails to publish regular reports on us, interest in the purchase of our securities could decrease, which could cause the price of our common stock and other securities and their trading volume to decline.

Our charter and bylaws will contain provisions that could delay, discourage or prevent a takeover attempt even if a takeover might be beneficial to our stockholders, and such provisions may adversely affect the market price of our common stock.

Provisions that will be contained in our charter and bylaws could make it more difficult for a third party to acquire us. Our charter and bylaws will also impose various procedural and other requirements, which could make it more difficult for stockholders to effect certain corporate actions. For example, our charter will authorize our board of directors to determine the rights, preferences, privileges and restrictions of unissued series of preferred stock without any vote or action by our stockholders. Thus, our board of directors can authorize and issue shares of preferred stock with voting or conversion rights that could adversely affect the voting or other rights of holders of our capital stock. These rights may have the effect of delaying or deterring a change of control of our company. Additionally, for example, our bylaws will (i) establish limitations on the removal of directors and on the ability of our stockholders to call special meetings, (ii) include advance notice requirements for nominations for election to our board of directors and for proposing matters that can be acted upon at stockholder meetings, (iii) provide that our board of directors is expressly authorized to adopt, or to alter or repeal, our bylaws, and (iv) provide for a classified board of directors, consisting of three classes of approximately equal size, each class serving staggered three-year terms, so that only approximately one-third of our directors will be elected each year.

See “Description of Capital Stock—Anti-Takeover Effects of Provisions of Our Charter, Our Bylaws and Delaware Law.” These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock.

Our charter will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

Our charter will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law (the “DGCL”), our charter or our bylaws, or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Notwithstanding the foregoing sentence, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under U.S. federal securities laws, including the Securities Act and the Exchange Act. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the provisions of our charter described in the preceding sentences. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. Alternatively, if a court were to find these provisions of our charter inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in this offering will experience immediate and substantial dilution of $                 per share.

Based on an assumed initial public offering price of $                 per share (the midpoint of the price range set forth on the cover of this prospectus), purchasers of our common stock in this offering will experience an immediate and substantial dilution of $                 per share in the net tangible book value per share of common stock from the initial public offering price, and our historical and pro forma net tangible book deficit as of December 31, 2022 would be $                 per share. See “Dilution.”

We cannot assure you that we will be able to pay dividends on our common stock.

After completion of this offering, our board of directors may elect to declare cash dividends on our common stock, subject to our compliance with applicable law, and depending on, among other things, economic conditions, our financial condition, results of operations, projections, liquidity, earnings, legal requirements, and restrictions in the agreements governing our indebtedness (as further discussed below). The declaration and amount of any future dividends is subject to the discretion of our board of directors and we have no obligation to pay any dividends at any time. We have not adopted, and do not currently expect to adopt, a written dividend policy. Our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of their jurisdiction of organization, agreements of our subsidiaries or covenants under any existing and future outstanding indebtedness we or our subsidiaries incur. See Note 7 (“Debt and Credit Facilities”) to our Consolidated Financial Statements.

Our ABL Facility contains restrictions on the payment of dividends. Such restrictions allow us to pay dividends after the completion of this offering only when (1) no default or event of default has occurred and is continuing or would result after giving effect to such dividends, (2) availability under the borrowing base under the ABL Facility exceeds the greater of (x) 10% of the total commitments under the facility of $2.2 billion or (y) $200 million and (3) we are in compliance with the financial covenants under the ABL Facility applicable at such time. Such covenants provide that, after the completion of this offering, (1) we maintain an interest coverage ratio of at least 2.50 to 1.00 and (2) we maintain a leverage ratio not to exceed (i) 5.50 to 1.00 for the fiscal quarters through June 30, 2023, (ii) 5.25 to 1.00 for the fiscal quarters thereafter through December 31, 2023, (iii) 5.00 to 1.00 for the fiscal quarter ended March 31, 2024, (iv) 4.75 to 1.00 for the fiscal quarter ended June 30, 2024 and (v) 4.50 to 1.00 for each fiscal quarter thereafter. In the event we issue certain unsecured debt after the completion of this offering, we must (1) maintain an unsecured leverage ratio not to exceed 5.75 to 1.00 for the first four fiscal quarters after such issuance and 5.25 to 1.00 for each fiscal quarter thereafter and (2) maintain a secured leverage ratio not to exceed 3.50 to 1.00 for the first four fiscal quarters after such issuance and 3.00 to 1.00 for each fiscal quarter thereafter.

Due to the foregoing, we cannot assure you that we will be able to pay a dividend in the future or continue to pay a dividend after we commence paying dividends.

Future sales of our common stock in the public market could reduce our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

We may sell additional shares of common stock in subsequent public offerings. We may also issue additional shares of common stock or convertible securities. After the completion of this offering, we will have outstanding                  shares of our common stock and Kodiak Holdings will own                  shares of our common stock or approximately                 % of our total outstanding shares, all of which are restricted from immediate resale under the federal securities laws and are subject to the lock-up agreements with the underwriters described in “Underwriting” but may be sold into the market in the future. See “Shares Eligible for Future Sale.” Kodiak Holdings and certain of our other stockholders will be party to a registration rights agreement (as described in “Certain Relationships and Related Party Transactions—Registration Rights Agreement”), which, among other things, requires us, in certain circumstances, to register              shares of common stock no earlier than the expiration of the lock-up period contained in the underwriting agreement entered into in connection with this offering. Additionally,                 shares held by our employees and others will be eligible for sale at various times and subject to a 180-day lock-up agreement contained in our existing stockholders agreement, including shares eligible for sale upon exercise of vested options, after the date of this prospectus pursuant to the provisions of Rule 144.

In connection with this offering, we intend to file a registration statement with the SEC on Form S-8 providing for the registration of shares of our common stock issued or reserved for issuance under our equity incentive plan. Subject to the satisfaction of vesting conditions, the expiration of lock-up agreements and the requirements of Rule 144, shares registered under the registration statement on Form S-8 will be available for resale immediately in the public market without restriction.

We cannot predict the size of future issuances of our common stock or securities convertible into common stock or the effect, if any, that future issuances and sales of shares of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our common stock.

Terms of subsequent financings may adversely impact stockholder equity.

If we raise more equity capital from the sale of common stock, such equity could be offered at a price more favorable than the then current market price of our common stock. If we issue debt securities, the holders of the debt would have a claim to our assets that would be prior to the rights of stockholders until the debt is paid. Interest on these debt securities would increase costs and could negatively impact our operating results.

In accordance with Delaware law and the provisions of our certificate of incorporation and Stockholders’ Agreement, we may issue one or more classes or series of preferred stock that ranks senior in right of dividends, liquidation or voting to our common stock. Preferred stock may have such designations, preferences, limitations and relative rights, including preferences over our common stock respecting dividends and distributions, as our board of directors may determine, and the issuance of preferred stock would dilute the ownership of our existing stockholders. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of the common stock. The terms of any series of preferred stock may also reduce or eliminate the amount of cash available for payment of dividends to our holders of common stock or subordinate the claims of our holders of common stock to our assets in the event of our liquidation. Our common stock will not be subject to redemption or sinking fund provisions.

The underwriters of this offering may waive or release parties to the lock-up agreements entered into in connection with this offering, which could adversely affect the price of our common stock.

Prior to this offering, we, all of our directors and executive officers and Kodiak Holdings will enter into lock-up agreements with respect to their common stock, pursuant to which they are subject to certain resale restrictions for a period of 180 days following the effectiveness date of the registration statement of which this prospectus forms a part. Any two of Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC or Barclays Capital Inc. may, at any time and without notice, release all or any portion of the common stock subject to the foregoing lock-up agreements. If the restrictions under the lock-up agreements are waived, then common stock will be available for sale into the public markets, which could cause the market price of our common stock to decline and impair our ability to raise capital.

A significant reduction by Kodiak Holdings of its ownership interests in us could adversely affect us.

We believe that Kodiak Holdings’ substantial ownership interest in us provides them with an economic incentive to assist us to be successful. Upon the expiration or earlier waiver of the lock-up restrictions on transfers or sales of our securities following the completion of this offering, Kodiak Holdings will not be subject to any obligation to maintain its ownership interest in us and may elect at any time thereafter to sell all or a substantial portion of or otherwise reduce its ownership interest in us. If Kodiak Holdings sells all or a substantial portion of its ownership interest in us, it may have less incentive to assist in our success and its affiliates that are expected to serve as members of our board of directors may resign.

Furthermore, the shares that Kodiak Holdings owns are subject to a pledge as collateral under the Holdco Term Loan. In the event that Kodiak Holdings is subject to a continuing event of default under the Holdco Term Loan, after the expiration of any applicable grace period and subject to the exercise of applicable cure rights, the lender may foreclose on such shares and acquire a controlling interest in us. In such case, the lender would assume Kodiak Holdings’ rights under the Stockholders’ Agreement and would thereafter have consent rights over many aspects of our business, including any modifications to our dividend policy and the ability to nominate directors, as more fully described under “Certain Relationships and Related Party Transactions—Kodiak Holdings— Stockholders’ Agreement.” The lender under the Holdco Term Loan may have different interests than Kodiak Holdings and may have interests that are different from, or conflict with, those of our other stockholders.

Such actions could adversely affect our ability to successfully implement our business strategies which could adversely affect our cash flows or results of operations.

Taking advantage of the reduced disclosure requirements applicable to “emerging growth companies” may make our common stock less attractive to investors.

We qualify as an “emerging growth company” as defined in the JOBS Act. An emerging growth company may take advantage of certain reduced reporting and other requirements that are otherwise applicable generally to public companies. Pursuant to these reduced disclosure requirements, emerging growth companies are not required to, among other things, comply with the auditor attestation requirements of Section 404 of the Sarbanes-

Oxley Act, provide certain disclosures regarding executive compensation, holding stockholder advisory votes on executive compensation or obtain stockholder approval of any golden parachute payments not previously approved. In addition, emerging growth companies have longer phase-in periods for the adoption of new or revised financial accounting. We will cease to be an emerging growth company upon the earliest of (i) the last day of the fiscal year in which we have $1.235 billion or more in annual revenues; (ii) the date on which we become a “large accelerated filer” (the fiscal year-end on which the total market value of our common equity securities held by non-affiliates is $700 million or more as of June 30); (iii) the date on which we issue more than $1.0 billion of non-convertible debt securities over a three-year period; or (iv) the last day of the fiscal year following the fifth anniversary of this offering.

We intend to take advantage of all of the reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under Section 107 of the JOBS Act, until we are no longer an emerging growth company. If we were to subsequently elect instead to comply with these public company effective dates, such election would be irrevocable pursuant to Section 107 of the JOBS Act.

Our election to use the phase-in periods permitted by this election may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the longer phase-in periods under Section 107 of the JOBS Act and who will comply with new or revised financial accounting standards. We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our common stock price may be more volatile. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make regarding:

•	Expected operating results, such as revenue growth and earnings;

•	Anticipated levels of capital expenditures and uses of capital;

•	Current or future volatility in the credit markets and future market conditions;

•	Expectations of the effect on our financial condition of claims, litigation, environmental costs, contingent liabilities and governmental and regulatory investigations and proceedings;

•	Strategy for customer retention, growth, fleet maintenance, market position, financial results; and

•	Strategy for risk management.

Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following:

•	A reduction in the demand for natural gas and oil;

•	The loss of, or the deterioration of the financial condition of, any of our key customers;

•	Nonpayment and nonperformance by our customers, suppliers or vendors;

•	Competitive pressures that may cause us to lose market share;

•	The structure of our contract operations services contracts and the failure of our customers to continue to rent equipment after expiration of the primary rental term;

•	Our ability to make acquisitions on economically acceptable terms;

•	Our ability to fund purchases of additional compression equipment;

•	A downturn in the economic environment, as well as inflationary pressures;

•	Tax legislation and administrative initiatives or challenges to our tax positions;

•	The loss of key management, operational personnel or qualified technical personnel;

•	Our dependence on a limited number of suppliers;

•

The cost of compliance with existing governmental regulations and proposed governmental regulations, including climate change legislation and regulatory initiatives and stakeholder pressures, including ESG scrutiny;

•	The inherent risks associated with our operations, such as equipment defects and malfunctions;

•	Our reliance on third-party components for use in our IT systems;

•	Legal and reputational risks and expenses relating to the privacy, use and security of employee and client information;

•	Threats of cyber-attacks or terrorism;

•	Agreements that govern our debt limit our ability to fund future growth and operate our business and increase our exposure to risk during adverse economic conditions;

•	Volatility in interest rates;

•	Our ability to access the capital and credit markets or borrow on affordable terms to obtain additional capital that we may require; and

•	Such other factors as discussed throughout the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus.

Any forward-looking statement made by us in this prospectus is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement whether as a result of new information, future developments or otherwise.

USE OF PROCEEDS

We will receive net proceeds of approximately $                 from the sale of the common stock by us in this offering assuming an initial public offering price of $                 per share (the midpoint of the price range set forth on the cover page of this prospectus) and after deducting estimated expenses and underwriting discounts and commissions payable by us. If the underwriters exercise their option to purchase additional shares in full, we estimate the net proceeds will be approximately $                 after deducting estimated expenses and underwriting discounts and commissions payable by us.

The principal purposes of this offering are to increase our financial flexibility, create a public market for our common stock, and facilitate our future access to the capital markets.

We intend to use the net proceeds from this offering to repay borrowings outstanding under the Term Loan and to use any remaining proceeds for general corporate purposes. The maturity date of the Term Loan is September 22, 2028. The interest rate on borrowings under the Term Loan was 10.67% and 7.13% as of December 31, 2022 and 2021, respectively.

A $1.00 increase or decrease in the assumed initial public offering price of $                 per share would cause the net proceeds from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses, received by us to increase or decrease, respectively, by approximately $                , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. If the proceeds increase due to a higher initial public offering price, we intend to use such proceeds for general corporate purposes.

DIVIDEND POLICY

We intend to recommend to our board of directors that we regularly return capital to our stockholders in the future through a dividend framework that will be communicated to stockholders in the future. Following the completion of this offering, our board of directors may elect to declare cash dividends on our common stock, subject to our compliance with applicable law, and depending on, among other things, economic conditions, our financial condition, results of operations, projections, liquidity, earnings, legal requirements, and restrictions in the agreements governing our indebtedness (as further discussed below). The payment of any future dividends will be at the discretion of our board of directors, which will be constituted upon completion of this offering and be comprised of a majority of independent directors. We have not adopted, and do not currently expect to adopt, a written dividend policy.

Our ABL Facility contains restrictions on the payment of dividends. Such restrictions allow us to pay dividends after the completion of this offering only when (1) no default or event of default has occurred and is continuing or would result after giving effect to such dividends, (2) availability under the borrowing base under the ABL Facility exceeds the greater of (x) 10% of the total commitments under the facility of $2.2 billion or (y) $200 million (the “RP Availability Requirement”) and (3) we are in compliance with the financial covenants under the ABL Facility applicable at such time. Such covenants provide that, after the completion of this offering, (1) we maintain an interest coverage ratio of at least 2.50 to 1.00 and (2) we maintain a leverage ratio not to exceed (i) 5.50 to 1.00 for the fiscal quarters through June 30, 2023, (ii) 5.25 to 1.00 for the fiscal quarters thereafter through December 31, 2023, (iii) 5.00 to 1.00 for the fiscal quarter ended March 31, 2024, (iv) 4.75 to 1.00 for the fiscal quarter ended June 30, 2024 and (v) 4.50 to 1.00 for each fiscal quarter thereafter. In the event we issue certain unsecured debt after the completion of this offering, we must (1) maintain an unsecured leverage ratio not to exceed 5.75 to 1.00 for the first four fiscal quarters after such issuance and 5.25 to 1.00 for each fiscal quarter thereafter and (2) maintain a secured leverage ratio not to exceed 3.50 to 1.00 for the first four fiscal quarters after such issuance and 3.00 to 1.00 for each fiscal quarter thereafter.

See “Risk Factors—Risks Relating to this Offering and Owning Our Common Stock—We cannot assure you that we will be able to pay dividends on our common stock” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Description of Indebtedness.”

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2022:

•	on an actual basis; and

•

on an as adjusted basis giving effect to the sale by us of                shares of our common stock in this offering at an assumed initial offering price of $                per share (which is the midpoint of the range set forth on the cover of this prospectus) and the use of proceeds therefrom as set forth under “Use of Proceeds”.

The as adjusted information set forth in the table below is illustrative only and the as adjusted information will be adjusted based on the actual initial public offering price and other final terms of this offering. You should read the following table in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and related notes thereto appearing elsewhere in this prospectus.

	As of December 31, 2022
	Actual	As Adjusted
	(in thousands)
Cash and Cash Equivalents	$20,431
Long-Term Debt
ABL Facility	1,754,224	(1)

Term Loan	1,000,000	(2)

Total Long-Term Debt	2,754,224

Stockholder’s Equity:
Common Stock, $0.01 par value per share; 1,000 shares of Common Stock authorized, issued or outstanding, actual; shares of Common Stock authorized, shares of Common Stock issued and outstanding, as adjusted	1
Additional Paid-in Capital	33,778

Retained Earnings	195,314

Total Equity:	229,093

Total Capitalization	$2,983,317

(1)

After the completion of this offering, we expect to have approximately $400 million of total availability under the ABL Facility and $180 million of availability taking into account the RP Availability Requirement (as defined herein). See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Description of Indebtedness.”

(2)

Reflects the elimination of $1 billion of borrowings under the Term Loan as described in the section entitled “Use of Proceeds” and in connection with the Term Loan Transaction. Pursuant to the Term Loan Transaction, all of the Company’s and its subsidiaries’ remaining obligations under the Term Loan will be assumed by a parent entity of Kodiak Holdings, and the Company’s obligations thereunder will be terminated. Following the consummation of the Term Loan Transaction, the Company will no longer be a borrower or guarantor under, nor otherwise be obligated with respect to the debt outstanding under the Term Loan.

DILUTION

Purchasers of the common stock in this offering will experience immediate and substantial dilution in the net tangible book value per share of the common stock for accounting purposes. Our pro forma net tangible book value as of December 31, 2022 was approximately $                , or $                 per share of common stock. Pro forma net tangible book value per share is determined by dividing our tangible net worth (tangible assets less total liabilities) by the total number of outstanding shares of common stock that will be outstanding immediately prior to the closing of this offering. After giving effect to the sale of                  shares in this offering at an assumed initial public offering price of $                 per share (the midpoint of the price range set forth on the cover page of this prospectus), and after deducting estimated discounts and commissions and offering expenses, our adjusted pro forma net tangible book value as of December 31, 2022 would have been approximately $                , or $                 per share. This represents an immediate increase in the net tangible book value of $                 per share to our existing stockholders and an immediate dilution (i.e., the difference between the offering price and the adjusted pro forma net tangible book value after this offering) to new investors purchasing shares in this offering of $                 per share. The following table illustrates the per share dilution to new investors purchasing shares in this offering:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of December 31, 2022	$

Increase per share attributable to new investors in this offering

Adjusted pro forma net tangible book value per share

Dilution in adjusted pro forma net tangible book value per share to new investors in this offering		$

The following table summarizes, on an adjusted pro forma basis as of December 31, 2022, the total number of shares of common stock owned by existing stockholders and to be owned by the new investors in this offering, the total consideration paid, and the average price per share paid by our existing stockholders and to be paid by the new investors in this offering at $                , the midpoint of the price range set forth on the cover page of this prospectus, calculated before deducting of estimated discounts and commissions and offering expenses:

	Shares acquired		Total consideration		Average price per share
	Number	Percent	Amount	Percent
Existing stockholders
New investors in this offering

Total

Assuming the underwriters’ option to purchase additional shares is exercised in full, the number of shares held by new investors will be increased to                 , or             % on an adjusted pro forma basis as of December 31, 2022.

A $1.00 increase or decrease in the assumed initial public offering price of $                 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease our adjusted pro forma net tangible book value as of December 31, 2022 by approximately $                , the adjusted pro forma net tangible book value per share after this offering by $                 per share and the dilution in adjusted pro forma net tangible book value per share to new investors in this offering by $                 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and offering expenses.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma consolidated financial information reflects (i) the sale by us of             shares pursuant to this offering and the application of the proceeds from this offering as described in the section entitled “Use of Proceeds,” at an initial public offering price of $            per share (the midpoint of the estimated price range set forth on the cover page of this prospectus), after deducting estimated expenses and underwriting discounts and commissions payable by us and (ii) the termination, pursuant to an assumption of the obligations under the Term Loans by a parent entity of Kodiak Holdings, as further described below, of our and our subsidiaries’ remaining obligations under the Term Loan (the “Term Loan Transaction” and collectively with the transactions described under the foregoing clause (i), the “Offering Transactions”).

Pursuant to the Term Loan Transaction, all of the Company’s and its subsidiaries’ obligations under the Term Loan will be assumed by a parent entity of Kodiak Holdings, and the Company’s obligations thereunder will be terminated. Following the consummation of the Term Loan Transaction, the Company will no longer be a borrower or guarantor under, nor otherwise be obligated with respect to the debt outstanding under the Term Loan.

The unaudited pro forma consolidated balance sheet as of December 31, 2022 gives effect to the Offering Transactions as if they had occurred as of December 31, 2022. The unaudited pro forma consolidated statement of operations for the year ended December 31, 2022 gives effect to the Offering Transactions as if they had occurred on January 1, 2022.

We have derived the unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statement of operations from our consolidated financial statements as of and for the year ended December 31, 2022 included elsewhere in this prospectus. The unaudited pro forma consolidated financial information was prepared in accordance with Article 11 of Regulation S-X.

The pro forma adjustments are based on available information and upon assumptions that management believes are reasonable in order to reflect, on a pro forma basis, the effect of the Offering Transactions on the historical financial information of Kodiak Gas Services, Inc. The adjustments are described in the notes to the unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statement of operations.

Except as otherwise indicated, the unaudited pro forma consolidated financial information presented assumes no exercise by the underwriters of their over-allotment option.

As a public company, we will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to incur additional annual expenses related to these additional procedures and processes and, among other things, additional directors’ and officers’ liability insurance, director fees, additional expenses associated with complying with the reporting requirements of the SEC, transfer agent fees, costs relating to additional accounting, legal, and administrative personnel, increased auditing, tax, and legal fees, stock exchange listing fees, and other public company expenses. We have not included any pro forma adjustments relating to these costs in the information below.

The unaudited pro forma consolidated financial information is included for informational purposes only. The unaudited pro forma consolidated financial information should not be relied upon as being indicative of our results of operations or financial condition had the Offering Transactions occurred on the dates assumed. The unaudited pro forma consolidated financial information also does not project our results of operations or financial position for any future period or date. The unaudited pro forma consolidated statement of operations and balance sheet should be read in conjunction with the “Risk Factors,” “Prospectus Summary—Summary Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and our consolidated financial statements and related notes included elsewhere in this prospectus.

Unaudited Pro Forma Consolidated Balance Sheet

As of December 31, 2022

(in thousands)

	Kodiak Gas Services, Inc. (as reported)	Transaction Accounting Adjustments – IPO		Transaction Accounting Adjustments – Financing		Kodiak Gas Services, Inc. Pro Forma
Assets
Current assets
Cash and cash equivalents	$20,431		(A)		(D)	$
			(B)
Accounts receivable, net	97,551
Inventories, net	72,155
Fair value of derivative instruments	823
Contract assets	3,555
Prepaid expenses and other current assets	9,520		(B)

Total current assets	204,035
Property, plant, and equipment, net	2,488,682
Operating lease right-of-use assets	9,827
Goodwill	305,553
Identifiable intangible assets, net	132,362
Fair value of derivative instruments	64,517
Other assets	564

Total assets	$3,205,540					$

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$37,992					$
Accrued liabilities	93,873		(B)
Contract liabilities	57,109
Fair value of derivative instruments	—

Total current liabilities	188,974
Long-term debt, net of unamortized debt issuance cost	2,720,019				(D)
Operating lease liabilities	6,754
Fair value of derivative instruments	—
Deferred tax liabilities	57,155
Other liabilities	3,545

Total liabilities	2,976,447
Stockholders’ equity:
Common shares	1		(C)
Additional paid-in capital	33,778		(A)		(D)
			(B)
			(C)
Retained earnings	195,314				(D)
					(F)

Total stockholders’ equity	229,093

Total liabilities and stockholders’ equity	$3,205,540					$

Unaudited Pro Forma Consolidated Statement of Operations

For the Year Ended December 31, 2022

(in thousands, except share and per share amounts)

	Kodiak Gas Services, Inc. (as reported)	Transaction Accounting Adjustments – Financing		Kodiak Gas Services, Inc. Pro Forma
Revenues:
Compression Operations	$654,957			$
Other Services	52,956

Total revenues	707,913

Operating expenses:
Cost of operations (exclusive of depreciation and amortization shown below):
Compression Operations	225,715
Other Services	41,636
Depreciation and amortization	174,463
Selling, general and administrative expenses	44,882
Long-lived asset impairment	—
(Gain) loss on sale of fixed assets	(874)

Total operating expenses	485,822

Income from operations	222,091
Other income (expenses):
Interest expense, net	(170,114)		(AA)
Unrealized gain on derivatives	87,363		(CC)
Other income (expense)	17		(DD)
			(EE)

Total other expenses	(82,734)

Income before income taxes	139,357
Income tax expense (benefit)	33,092		(BB)

Net income	$106,265			$

Pro forma net income per share:
Basic and diluted	$1,062,650
Weighted average shares outstanding
Basic and diluted

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

1. Basis of Presentation

The unaudited pro forma consolidated financial information was prepared in accordance with Article 11 of Regulation S-X, and presents the pro forma financial condition and results of operations of the Company based upon the historical financial information after giving effect to the Offering Transactions and related adjustments set forth in the notes to the unaudited pro forma consolidated financial information.

The unaudited pro forma consolidated financial information does not reflect any management adjustments for expected effects of the Offering Transactions.

The unaudited pro forma consolidated balance sheet as of December 31, 2022, gives effect to the Offering Transactions as if they had occurred on December 31, 2022. The unaudited pro forma consolidated statement of operations for the year ended December 31, 2022, gives effect to the transactions as if they had occurred on January 1, 2022.

Offering Transactions

The Company is offering              shares of common stock in this offering at an assumed initial public offering price of $            per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus. The Company intends to use the estimated net proceeds from this offering of $            million (net of underwriting discounts and commissions and assuming the underwriters do not exercise their option to purchase additional shares of common stock) to repay borrowings outstanding under the Term Loan, as further described in the section entitled “Use of Proceeds”. Pursuant to the Term Loan Transaction, all of the Company’s and its subsidiaries’ obligations under the Term Loan will be assumed by a parent entity of Kodiak Holdings, and the Company’s obligations thereunder will be terminated. Following the consummation of the Term Loan Transaction, the Company will no longer be a borrower or guarantor under, nor otherwise be obligated with respect to the debt outstanding under the Term Loan.

2. Notes to Unaudited Pro Forma Consolidated Balance Sheet

The following adjustments were made related to the unaudited pro forma consolidated balance sheet as of December 31, 2022:

A.

Reflects the net effect on cash of the receipt of offering proceeds to us of $            million, based on the sale by the Company of             million shares of common stock at an assumed initial public offering price of $            per share of common stock (the midpoint of the price range set forth on the cover of this prospectus), after deducting the estimated underwriting discounts and commissions.

B.	Reflects estimated offering expenses of $ million, including certain legal, accounting, and other related costs.

C.	Reflects the pro forma net adjustments of $ million to common stock and additional paid-in capital.

D.

Reflects the elimination of $1.0 billion of borrowings under the Term Loan (with a carrying value of $982.9 million) as described in the section entitled “Use of Proceeds” and in connection with the Term Loan Transaction. Of this amount, $             million will be repaid in cash, and $             million will be novated to a parent entity of Kodiak Holdings.

E.	Reflects the settlement of derivative assets of $ million, which represents the interest rate swaps and interest rate collars related to the borrowings being repaid, as discussed in adjustment (D).

3. Notes to Unaudited Pro Forma Consolidated Statement of Operations

The following adjustments were made related to the unaudited pro forma consolidated statement of operations for the year ended December 31, 2022:

AA.	Reflects the elimination of historical interest expense associated with the elimination of $1.0 billion of borrowings under the Term Loan, as discussed in adjustment (D).

BB.	Represents the pro forma adjustment to taxes as a result of adjustments to the income statement for the year ended December 31, 2022, which was calculated using the statutory income tax rate of 21%.

CC.

Reflects the elimination of historical change in value of derivative assets of $             million, which represents the change in fair value related to the interest rate swaps and interest rate collars held related to the borrowings being eliminated, as discussed in adjustment D.

DD.

Reflects debt issuance costs that are written off with the elimination of borrowings under the Term Loan, as discussed in adjustment (D). This charge is not expected to recur in the 12 months following Closing.

4. Unaudited Pro Forma Net Income Per Share

Unaudited basic pro forma net income per share is computed by dividing pro forma net income attributable to common shares by the pro forma weighted average number of common shares outstanding during the period. Unaudited diluted pro forma net income per share is computed by dividing pro forma net income attributable to common shares by the weighted average number of common shares outstanding during the period after adjusting for the impact of securities that would have a dilutive effect on net income per share.

Pro forma net income per share—basic and diluted (in thousands except share and per share amounts)	For the Year Ended December 31, 2022
Numerator:
Pro forma net income—basic and diluted

Denominator:
Weighted average number of shares outstanding—basic and diluted (1)

Pro forma net income per share—basic and diluted

(1) Consists of the following:
Common stock issued as a result of the Offering Transactions
Common stock previously issued and outstanding
Weighted average number of shares outstanding—basic and diluted

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. The following discussion includes forward-looking statements that involve certain risks and uncertainties. For further information on items that could impact our future operating performance or financial condition, see the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” elsewhere in this prospectus. We assume no obligation to update any of these forward-looking statements, except as required by law. Unless otherwise indicated or the context otherwise requires, the historical financial information in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” reflects only the historical financial results of Kodiak Gas Services, Inc. and references to “we,” “our,” or “us” are to Kodiak Gas Services, Inc. and its consolidated subsidiaries.

Overview

We are a leading operator of contract compression infrastructure in the U.S. Our compression operations are critical to our customers’ ability to reliably produce natural gas and oil to support growing global energy demand. We are a market leader in the Permian Basin, which is the largest producing natural gas and oil basin in the U.S. We operate our large horsepower compression units under stable, fixed-revenue contracts with blue-chip upstream and midstream customers. Our compression assets have long useful lives consistent with the expected production lives of the key regions where we operate. We believe our partnership-focused business model positions us as the preferred contract compression operator for our customers and creates long-standing relationships. We strategically invest in the training, development, and retention of our highly skilled and dedicated employees and believe their expertise and commitment to excellence enhances and differentiates our business model. Furthermore, we maintain an intense focus on being one of the most sustainable and responsible operators of contract compression infrastructure.

We manage our business through two operating segments: Compression Operations and Other Services. Compression Operations consists of operating company-owned and customer-owned compression infrastructure for our customers, pursuant to fixed-revenue contracts to enable the production, gathering and transportation of natural gas and oil. Other Services consists of a full range of contract services to support the needs of our customers, including station construction, maintenance and overhaul and other ancillary time and material based offerings. Our Other Services offerings are often cross-sold, bolstering cash flow generation with no associated capital expenditures.

Trends and Outlook

We provide contract compression infrastructure for customers in the oil and gas industry. Our assets are specifically utilized in natural gas compression applications in the Permian Basin, Eagle Ford Shale and other U.S. regions. Our customers are dependent on these applications to produce natural gas and oil and transport it to end markets. Our assets are central to meeting the growing global natural gas and oil demand. Furthermore, the long-life nature of our assets and our fixed-revenue contracts help to protect our business from the impact of industry and broader macroeconomic cycles.

Unconventional resources, large-scale centralized gathering and multi-well pad operations require more horsepower than conventional resources, driving demand for our large horsepower compression units. Upstream and midstream companies have increasingly prioritized capital discipline and return of capital to stockholders. We believe that our customers will increasingly continue to outsource their compression infrastructure needs, to reduce capital expenditures outside of their core business and benefit from our technical skill and expertise.

We believe that the industry is facing uncertainties and continued pressures from regulators and shifting sentiments from investors and other stakeholders, primarily related to broader adoption of emission reduction targets and other sustainability initiatives. Many energy companies, including some of our customers, have announced significant GHG emission reduction initiatives. We expect to benefit from this trend as 96% of our current fleet is capable of operating in the most stringent existing emissions regulatory environments in the U.S., which require emissions of 0.5g NOx or less. A growing number of our customers are evaluating potential opportunities in electric compression infrastructure and we are well positioned to support them in these strategic initiatives.

Eighty-four percent of our compression assets are strategically deployed in the Permian Basin and Eagle Ford Shale, which the EIA expects to maintain significant production volumes through at least 2050. We believe these two regions have the largest and lowest-cost unconventional resources in the U.S. exhibited by strong recent growth with natural gas and crude oil production from the two regions growing 13% and 12%, respectively, on average annual basis from 2017 to 2022. Additionally, there are significant U.S. liquefied natural gas (“LNG”) export projects in development, and overall LNG export capacity is expected to meaningfully grow over the next decade, in particular along the U.S. Gulf Coast with liquefaction capacity expected grow 41% from 14.5 in 2022 to 20.5 MTPA in 2025 from FID projects alone. We expect this to translate into Permian Basin and Eagle Ford Shale natural gas production growth, requiring substantial additional compression horsepower. We believe these regions will play an increasingly important role in global energy security as the world continues to require reliable and growing natural gas and oil production to support increasing global energy demand.

See “Business—Compression Industry” for more information regarding natural gas compression industry trends. Ultimately, the extent to which our business will be impacted by the factors described above, as well as future developments beyond our control, cannot be predicted with reasonable certainty. However, we continue to believe in the long-term demand for our compression operations given the necessity of compression in gathering, processing and transportation of natural gas and centralized gas lift of oil.

How We Evaluate Our Operations

Revenue-Generating Horsepower

Revenue-generating horsepower growth is the primary driver for our revenue growth, and it is the base measure for evaluating our efficiency of capital deployed. Revenue-generating horsepower includes compression units that are operating under contract and generating revenue and compression units which are available to be deployed and for which we have a signed contract or are subject to a firm commitment from our customer.

Horsepower Utilization

We calculate horsepower utilization as (i) revenue-generating horsepower divided by (ii) fleet horsepower. The primary reason for tracking and analyzing our horsepower utilization is to determine the percentage of our fleet that is currently generating revenue for future cash flow generation and the efficiency of our capital deployed.

Revenue-Generating Horsepower per Revenue-Generating Compression Units

We calculate revenue-generating horsepower per revenue-generating compression units as (i) revenue-generating horsepower divided by (ii) revenue-generating compression units. The primary reason for tracking and analyzing our revenue-generating horsepower per revenue-generating compression units is to determine the expected operational and financial performance of the Company.

Revenue

One of our measures of financial performance is the amount of revenue generated quarterly and annually as revenue is an indicator of overall business growth for the Company.

Adjusted Gross Margin

We track Adjusted Gross Margin on an absolute dollar basis and as a percentage of revenue. We define Adjusted Gross Margin as revenue less cost of operations, exclusive of depreciation and amortization expense. We believe that Adjusted Gross Margin is useful as a supplemental measure to investors of our operating profitability. Adjusted Gross Margin is impacted primarily by the pricing trends for service operations and cost of operations, including labor rates for service technicians, volume and per compression unit costs for lubricant oils, quantity and pricing of routine preventative maintenance on compression units and property tax rates on compression units.

Adjusted Gross Margin should not be considered an alternative to, or more meaningful than, gross margin or any other measure of financial performance presented in accordance with GAAP. Moreover, Adjusted Gross Margin as presented may not be comparable to similarly titled measures of other companies. To compensate for the limitations of Adjusted Gross Margin as a measure of our performance, we believe that it is important to consider gross margin determined under GAAP, as well as Adjusted Gross Margin, to evaluate our operating profitability. See “—Non-GAAP Financial Measures.”

Adjusted EBITDA

We track Adjusted EBITDA on an absolute dollar basis and as a percentage of revenue. We define Adjusted EBITDA as net income before interest expense, net; tax expense (benefit); depreciation and amortization; unrealized loss (gain) on derivatives; equity compensation expense; transaction expenses; loss (gain) on sale of assets; and impairment of compression equipment. Adjusted EBITDA is used as a supplemental financial measure by our management and external users of our financial statements, such as investors, commercial banks and other financial institutions, to assess:

•	the financial performance of our assets without regard to the impact of financing methods, capital structure or historical cost basis of our assets;

•	the viability of capital expenditure projects and the overall rates of return on alternative investment opportunities;

•	the ability of our assets to generate cash sufficient to make debt payments and pay dividends; and

•	our operating performance as compared to those of other companies in our industry without regard to the impact of financing methods and capital structure.

We believe that Adjusted EBITDA provides useful information to investors because, when viewed with our GAAP results and the accompanying reconciliation, they provide a more complete understanding of our performance than GAAP results alone. We also believe that external users of our financial statements benefit from having access to the same financial measures that management uses in evaluating the results of our business.

Adjusted EBITDA should not be considered an alternative to, or more meaningful than, revenues, net income, operating income, cash flows from operating activities or any other measure of financial performance presented in accordance with GAAP as measures of operating performance and liquidity. Moreover, our Adjusted EBITDA as presented may not be comparable to similarly titled measures of other companies. See “—Non-GAAP Financial Measures.”

Sources of Our Revenues

Compression Operations

Compression Operations revenue consists of operating company-owned and customer-owned compression infrastructure for our customers, pursuant to fixed-revenue contracts to enable the production, gathering and transportation of natural gas and oil. Additionally, revenue from these fixed-revenue contracts can include mobilization and demobilization charges that are directly reimbursable by our customers.

Other Services

Other Services revenue consists of a full range of contract services to support the needs of our customers including station construction, maintenance and overhaul, and other ancillary time and material based offerings.

Principal Components of our Cost Structure

Compression Operations

Compression Operations expenses consist of direct and indirect expenses related to operating compression infrastructure assets, such as labor, supplies, machinery, freight, and crane expenses.

Other Services

Other Services expenses consist of compressor station construction and other ancillary expenses to support the needs of customers, including parts, labor, and materials.

Depreciation and Amortization

Depreciation expense consists primarily of depreciation on property, plant and equipment purchased and leasehold improvements. Amortization expense consists primarily of amortization on intangible assets related to trade name and customer relationships.

Selling, General and Administrative Expense

Selling, General, and Administrative expenses primarily consists of compensation and benefits related costs associated with our finance, legal, human resources, information technology, administrative functions, and sales and marketing. Selling, General, and Administrative costs also consist of third-party professional service fees for external legal, accounting and other consulting services, rent and lease charges, insurance costs, and software expense.

In addition, we expect to incur incremental, non-recurring costs related to our transition to a publicly traded corporation, including the costs of this offering. We also expect to incur additional recurring expenses as a publicly traded corporation, including costs associated with compliance under the Exchange Act, annual and quarterly reports to common stockholders, registrar and transfer agent fees, national stock exchange fees, audit fees, incremental director and officer liability insurance costs and director and officer compensation.

Long-lived Asset Impairment

Long-lived assets, including property, plant, and equipment, and other finite-lived identifiable intangible assets, are reviewed for impairment whenever events or changes in circumstances, including the removal of compression units from active fleet, indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the asset. Impairment losses are recognized in the period in which the impairment occurs and represent the excess of the asset carrying value over its fair value. There were no indicators that the carrying amount may not be recoverable for the year ended December 31, 2022. In December 2021, certain compression equipment was identified as not being part of our ongoing operations. As such, a recoverability assessment was performed, and fair value was assessed using a combination of a market and cost approach.

Interest Expense, Net

Interest expense, net relates to interest incurred on outstanding borrowings under our ABL Facility and the Term Loan, net of interest income earned on cash balances.

Unrealized Gain (Loss) on Derivatives

Unrealized gain (loss) on derivatives is from changes in the mark-to-market valuation of derivative instruments related to interest rate swaps whereby we have exchanged variable interest rates for fixed interest rates and entered into interest rate collars which represent a simultaneous purchase of a cap rate with the sale of a floor rate. Derivative instruments are used to manage our exposure to fluctuations in the variable interest rate of the ABL Facility and the Term Loan and thereby mitigate the risks and costs associated with financing activities. We have not designated any derivative instruments as hedge for accounting purposes and we do not enter into such instruments for speculative trading purposes. Gains and losses on derivatives are presented in the other income and expense section of the consolidated statements of operations as unrealized gain or loss on derivatives.

2022 Operational Highlights

The following table summarizes certain horsepower and horsepower utilization percentages for our fleet for the periods presented.

	As of December 31,		Percentage Change
	2022	2021
Operating Data (at period end):
Fleet horsepower (1)	3,134,306	2,935,826	6.8%
Revenue-generating horsepower (2)	3,131,631	2,933,203	6.8%
Fleet compression units(1)	3,024	2,904	4.1%
Revenue-generating compression units(2)	3,021	2,900	4.2%
Revenue-generating horsepower per revenue-generating compression units (3)	1,037	1,011	2.6%
Horsepower utilization (4)	99.9%	99.9%	—

(1)

Fleet horsepower includes revenue-generating horsepower and idle horsepower, which are compression units that do not have a signed contract or are not subject to a firm commitment from our customer and are not yet generating revenue. Fleet horsepower excludes 58,645 and 65,355 of non-marketable or obsolete horsepower as of December 31, 2022 and December 31, 2021, respectively.

(2)

Revenue-generating horsepower includes compression units that are operating under contract and generating revenue and compression units which are available to be deployed and for which we have a signed contract or are subject to a firm commitment from our customer.

(3)	Calculated as (i) revenue-generating horsepower divided by (ii) revenue-generating compression units at period end.
(4)	Horsepower utilization is calculated as (i) revenue-generating horsepower divided by (ii) fleet horsepower.

Horsepower

The 6.8% and 6.8% increase in fleet horsepower and revenue-generating horsepower, respectively, were primarily attributable to an increase in the purchase and deployment of new compression units through organic growth with our existing customer base as well as select new customers in the key regions in which we operate.

Financial Results of Operations

Year ended December 31, 2022 compared to the year ended December 31, 2021

The following table presents selected financial and operating information for the periods presented (in thousands):

	For Years Ended December 31,
	2022	2021	% Change
Revenues:
Compression Operations	$654,957	$583,070	12.3%
Other Services	52,956	23,305	127.2%

Total revenues	707,913	606,375	16.7%
Operating expenses:
Cost of operations (exclusive of depreciation and amortization shown below)
Compression Operations	225,715	192,813	17.1%
Other Services	41,636	17,364	139.8%
Depreciation and amortization	174,463	160,045	9.0%
Selling, general and administrative expenses	44,882	37,665	19.2%
Long-lived asset impairment	—	9,107	*
(Gain) loss on sale of fixed assets	(874)	426	(305.2)%

Total operating expenses	485,822	417,420	16.4%

Income from operations	222,091	188,955	17.5%
Other income (expenses):
Interest expense, net	(170,114)	(107,293)	58.6%
Unrealized gain on derivatives	87,363	40,827	114.0%
Other income (expense)	17	(99)	(117.2)%

Total other expense	(82,734)	(66,565)	24.3%

Income before income taxes	139,357	122,390	13.9%
Income tax expense (benefit)	33,092	(58,573)	(156.5)%

Net income	$106,265	$180,963	(41.3)%

*	Not applicable

Revenues and Sources of Income

Compression Operations

Compression Operations revenue increased $71.9 million (12.3%) for the year ended December 31, 2022 compared to the year ended December 31, 2021. The annual increase was the result of an $81.9 million increase in average revenue-generating horsepower as a result of increased demand for our compression operations (consistent with increased operating activity in the oil and gas industry) and due to an increase in average revenue per revenue-generating horsepower per month; partially offset by a $8.7 million decrease in revenues attributable to services related to customer-owned horsepower and a $1.3 million decrease in freight and crane charges that are directly reimbursable by our customers.

Other Services

Other Services revenue increased $29.7 million (127.2%) for the year ended December 31, 2022 compared to the year ended December 31, 2021. This increase was primarily due to a $28.5 million increase in revenue from station construction services, driven by an increase in the number of stations and average revenue per compressor station to support customer capacity demands, and a $1.2 million increase in revenue from parts and service, driven by increased customer demand.

Operating Costs and Other Expenses

Compression Operations

Compression Operations expenses increased $32.9 million (17.1%) for the year ended December 31, 2022 compared to the year ended December 31, 2021. This was primarily due to an $18.5 million increase in direct expenses, driven by increases in pricing and volume of fluids and parts to support increased activity, an $8.6 million increase in direct labor expenses related to increased headcount and salaries, and a $6.9 million increase in indirect expenses; partially offset by a $1.1 million decrease in freight and crane charges that are directly reimbursable by our customers.

Other Services

Other Services expense increased $24.3 million (139.8%) for the year ended December 31, 2022 compared to the year ended December 31, 2021. This was primarily due to a $24.0 million increase in construction service expenses related to increased scale in compressor stations to meet customer capacity demands.

Depreciation and Amortization

Depreciation and Amortization increased $14.4 million (9.0%) for the year ended December 31, 2022 compared to the year ended December 31, 2021. This was primarily due to an increase in compression equipment purchased in 2022, which resulted in increased depreciation associated with that equipment.

Selling, General and Administrative Expense

Selling, General and Administrative expenses increased $7.2 million (19.2%) for the year ended December 31, 2022 compared to the year ended December 31, 2021. This was primarily due to a $2.6 million increase in labor and benefit expenses, a $0.6 million increase related to bad debt recoveries in the prior year, and a $4.1 million increase in other overhead expenses, primarily as a result of increased travel, recruiting, advertising and entertainment expenses.

Long-lived Asset Impairment

No long-lived asset impairment was recorded for the year ended December 31, 2022 as compared to the $9.1 million impairment recognized during the year ended December 31, 2021, which was primarily as the result of compression equipment that was identified as not being part of our ongoing operations under the contract Compression Operations segment.

Loss (Gain) on Sale of Fixed Assets

The loss on the sale of fixed assets decreased $1.3 million (305.2%) for the year ended December 31, 2022 compared to December 31, 2021. This is primarily due to a gain on the sale of compression equipment to a customer.

Interest Expense, Net

Interest expense increased $62.8 million (58.6%) for the year ended December 31, 2022 compared to the year ended December 31, 2021. This is primarily due to (i) an increase in borrowings under the ABL Facility and Term Loan of $825 million, which was related to the May 2022 Recapitalization (as discussed in Note 7 (“Debt and Credit Facilities”)) and (ii) increased effective interest rates on the ABL Facility and Term Loan.

Unrealized Gain (Loss) on Derivatives

Unrealized gain on derivatives increased $46.5 million (114.0%) for the year ended December 31, 2022 compared to the year ended December 31, 2021. This is primarily due to an increase in the market interest rates which impacted the fair value of the derivatives and their classification on the balance sheet from a liability classification for the year ended December 31, 2021 to an asset classification for the year ended December 31, 2022.

Income Tax Expense (Benefit)

Income tax expense increased by $91.7 million (156.5%) for the year ended December 31, 2022 compared to the year ended December 31, 2021. This was primarily due to the full release in 2021 of the $83.6 million valuation allowance associated with federal and state deferred tax assets. The remaining $7 million increase is primarily related to an increase in pre-tax book income in 2022 and a deferred tax benefit in 2021, created by a lower state tax effective rate.

Liquidity and Capital Resources

Overview

Our ability to fund operations, finance capital expenditures, service our debt, and pay dividends depends on the levels of our operating cash flows and access to the capital and credit markets. Our primary sources of liquidity are cash flows generated from our operations and our borrowing availability under the ABL Facility. Our cash flow is affected by numerous factors including prices and demand for our infrastructure compression assets, conditions in the financial markets and other factors. We believe cash generated by operating activities will be sufficient to service our debt, fund working capital, fund our estimated capital expenditures and, as our board of directors may determine from time to time in its discretion, pay dividends.

Cash Requirements

Capital Expenditures

The compression infrastructure business is capital intensive, requiring significant investment to maintain, expand and upgrade existing operations. Our capital requirements have consisted primarily of, and we anticipate that our capital requirements will continue to consist primarily of, the following:

•

Maintenance Capital Expenditures: capital expenditures made to maintain the operating capacity of our assets that provide a future economic benefit beyond a year. Such maintenance capital expenditures typically involve overhauls of significant components of our compression units, such as the engine and compressor, pistons, rings, heads, and bearings. Such maintenance capital expenditures are predictable and the majority of these expenditures are tied to a detailed, unit-by-unit schedule based on hours of operation or age. We utilize a disciplined and systematic asset management program whereby we perform major unit overhauls and engine replacements on a defined schedule based on hours of operation. As a result, our maintenance capital expenditures may vary considerably from year to year based on when such assets were added to the fleet.

•

Growth Capital Expenditures: (1) capital expenditures made to expand the operating capacity or operating income capacity of assets by acquisition of compression units and (2) capital expenditures not related to our compression units—such as trucks; wash trailers; crane trucks; leasehold improvements; technology hardware and software and related implementation expenditures; furniture and fixtures; and other general items that are typically capitalized to operate the business that have useful life beyond one year. We use a systematic approach to deploying Growth Capital Expenditures only when it will meet or exceed our return threshold.

The majority of our growth capital expenditures are related to the acquisition cost of new compression units. Maintenance capital expenditures are related to overhauls of significant components of our compression equipment, such as the engine and compressor, which return the components to a like-new condition, but do not modify the application for which the compression equipment was designed.

Our aggregate capital expenditures for the year ended December 31, 2022 were $48.3 million of maintenance capital expenditures and $211.0 million of growth capital expenditures. For the year ended December 31, 2021, maintenance capital expenditures were $38.1 million and growth capital expenditures were $163.8 million, respectively. The increase in maintenance capital expenditures was primarily a result of a large number of scheduled unit overhauls that occurred in 2022 based on the age and operating hours of such units. The increase in growth capital expenditures was primarily related to an increase in the purchase of new compressor equipment to support organic growth.

Dividends

Following the completion of this offering, our board of directors may elect to declare cash dividends on our common stock, subject to our compliance with applicable law, and depending on, among other things, economic conditions, our financial condition, results of operations, projections, liquidity, earnings, legal requirements, and restrictions in the agreements governing our indebtedness (as further discussed herein). If and to the extent our board of directors were to declare a cash dividend to our stockholders, we expect the dividend to be paid from our Discretionary Cash Flow. The timing, amount and financing of dividends, if any, will be subject to the discretion of our board of directors from time to time following this offering. See “Dividend Policy.”

Over the long-term, we expect to fund any dividends and our budgeted growth capital expenditures using our Discretionary Cash Flow. In the event our Discretionary Cash Flow is insufficient for the purpose of funding any such dividends and our budgeted growth capital expenditures for such period, we may fund such shortfall (i) with additional borrowings under our ABL Facility, which as of the completion of this offering is expected have $400 million available (subject to the RP Availability Requirement) or (ii) reduce our growth capital expenditures for such period. Any such additional borrowings under our ABL Facility will result in an increase in our interest expense for such period. Any such reduction in our growth capital expenditures may result in lower growth in our revenue-generating horsepower in future periods.

Contractual Obligations

Our material contractual obligations as of December 31, 2022 consisted of the following:

•

Long-term debt of $2.7 billion. Of such amount, $1.8 billion was outstanding under our ABL Facility and was, as of December 31, 2022, due in 2024. In March 2023, the maturity of the ABL Facility was extended to March 2028. The remainder of such amount was outstanding under our Term Loan, which was, as of December 31, 2022, due in 2027. In March 2023, the maturity of the Term Loan was extended to September 2028; and

•

Purchase commitments of $166.9 million due within 12 months, that primarily consist of commitments to purchase compression units. See Note 10 (“Commitments and Contingencies”) to our Consolidated Financial Statements.

Other Commitments

As of December 31, 2022, other commitments include operating lease payments totaling $9.8 million. For a more detailed description of our lease obligations, see Note 5 (“Leases”) to our Consolidated Financial Statements.

Sources of Cash

Cash Flows

The following table summarizes our cash flows for the years ended December 31, 2022, and 2021 (in thousands):

	Year Ended December 31,
	2022	2021	$ Variance
Net cash provided by operating activities	$219,846	$249,978	$(30,132)
Net cash used in investing activities	(251,382)	(202,034)	(49,348)
Net cash provided by (used in) financing activities	23,172	(43,254)	66,426

Net (decrease) increase in cash and cash equivalents	$(8,364)	$4,690	$(13,054)

Operating Activities

The $30.1 million decrease in net cash provided by operating activities for the year ended December 31, 2022 compared to the year ended December 31, 2021 was primarily due to an $18.5 million decrease in net income, adjusted for non-cash items which is mainly related to a $62.8 million increase in interest expense on additional borrowings; partially offset by an increase in income from operations, and an $11.7 million decrease in working capital primarily consisting of an increase in inventory related to higher spare parts and component purchases in support of our operations; partially offset by an increase in accruals related to interest and other accrued expenditures.

Investing Activities

The $49.3 million increase in net cash used in investing activities for the year ended December 31, 2022 compared to the year ended December 31, 2021 was primarily due to a $57.4 million increase in cash paid for capital assets, mainly related to additional purchases of units and maintenance expenditures for compression equipment. This was offset by an $8.1 million increase in proceeds from the sale of assets.

Financing Activities

The $66.4 million change in net cash provided by financing activities for the year ended December 31, 2022 compared to the year December 31, 2021 was primarily due to an increase in borrowings on debt instruments of $1,050.0 million, a decrease in contributions by Kodiak Holdings of $24.0 million, and a decrease of $1.1 million in equity instrument distributions. This was offset by an $838.0 million increase in distributions to Kodiak Holdings (as discussed in Note 7 (“Debt and Credit Facilities”)), an increase in payments on debt instruments of $95.5 million, and an increase of $26.9 million payment of debt issuance cost.

Description of Indebtedness

Asset Based Lending Facility

On March 22, 2023, we entered into the Fourth Amended and Restated ABL Credit Agreement, whereby we (among other things) upsized the aggregate revolving commitments to $2.2 billion and made certain changes to our financial covenants and maturity date. The maturity date of the ABL Facility is March 22, 2028. See Note 7 (“Debt and Credit Facilities”) to our Consolidated Financial Statements.

The ABL Credit Agreement requires that we meet certain financial ratios and contains various additional covenants including, but not limited to, restrictions on the use of proceeds from borrowings and limitations on our ability to incur additional indebtedness, engage in transactions with affiliates, merge or consolidate, sell assets, make certain investments and acquisitions, make loans, grant liens and repurchase equity.

Commencing with the first fiscal quarter ending after the completion of this offering, our interest coverage ratio may not be less than 2.50 to 1.00, determined as of the last day of each fiscal quarter.

Commencing with the first fiscal quarter ending after the completion of this offering but prior to the occurrence of certain issuances of unsecured debt (for purposes of this description, an “unsecured debt issuance”), our Leverage Ratio (as defined in the ABL Credit Agreement), determined quarterly as of the last day of each fiscal quarter, may not exceed (i) 5.50 to 1.00 for the fiscal quarters ending March 31, 2023 and June 30, 2023, (ii) 5.25 to 1.00 for the fiscal quarters ending September 30, 2023 and December 31, 2023, (iii) 5.00 to 1.00 for the fiscal quarter ending March 31, 2024, (iv) 4.75 to 1.00 for the fiscal quarter ending June 30, 2024 and (v) 4.50 to 1.00 for each fiscal quarter ending on or after September 30, 2024.

Commencing with the first fiscal quarter ending after both the completion of this offering and the occurrence of an unsecured debt issuance, (a) our Leverage Ratio, determined quarterly as of the last day of each fiscal quarter, may not exceed (x) 5.75 to 1.00 for the first four fiscal quarters ending after the occurrence of the unsecured debt issuance and (y) 5.25 to 1.00 for each fiscal quarter ending thereafter; and (b) our Secured Leverage Ratio (as defined in the ABL Credit Agreement), determined quarterly as of the last day of each fiscal quarter, may not exceed (x) 3.50 to 1.00 for the first four fiscal quarters ending after the occurrence of the unsecured debt issuance and (y) 3.00 to 1.00 for each fiscal quarter ending thereafter.

The applicable interest rate under the ABL Facility is (i) in the case of SOFR-based borrowings, the Term SOFR or Daily Simple SOFR rate then in effect plus 0.10% plus a spread that depends on our leverage ratio as of the most recent determination date ranging from 2.00% if our leverage ratio is less than or equal to 3.00:1.00 to 3.00% if our leverage ratio is greater than 5.50:1.00 and (ii) in the case of prime rate-based borrowings, the prime rate (subject to a floor of 2.5%) plus a spread that depends on our leverage ratio as of the most recent determination date ranging from 1.00% if our leverage ratio is less than or equal to 3.00:1.00 to 2.00% if our leverage ratio is greater than 5.50:1.00.

After the completion of this offering, we expect to have approximately $400 million of total availability under the ABL Facility and $180 million of availability taking into account the RP Availability Requirement.

Term Loan

On May 19, 2022, we entered into the Term Loan Credit Agreement whereby we increased the aggregate commitments under the Term Loan from $400 million to $1 billion and made certain changes to our financial covenants, including (i) the covenant restrictions were waived for the second quarter of 2022 and (ii) the maximum leverage ratio (calculated based on the ratio of Consolidated Total Debt to Consolidated EBITDA, each as defined in the Term Loan Credit Agreement) was increased to 7.50x through the first quarter of 2023; 7.25x thereafter through the third quarter of 2023; 7.00x thereafter through the first quarter of 2024; 6.75x thereafter through the first quarter of 2025; 6.50x thereafter through the first quarter of 2026; 6.25x thereafter through the fourth quarter of 2026; and 6.00x in the first quarter of 2027 and thereafter.

Borrowings under the Term Loan bear the following applicable rates: interest rates are based on 6.00% plus an alternate base rate and 7.00% plus an adjusted eurocurrency rate for alternate base rate ABR loans and eurocurrency loans, respectively. The interest rates were 10.67% and 7.13% as of December 31, 2022 and 2021, respectively.

Commencing with the fiscal year ending December 31, 2023, an excess cash flow payment that would reduce the principal balance of the Term Loan is potentially due 120 days following each preceding fiscal year end. This excess cash flow payment is based on the leverage ratio (calculated based on the ratio of Consolidated Total Debt to Consolidated EBITDA, each as defined in the Term Loan Credit Agreement) at year end. Based on the calculated ratio, a payment percentage is applied to the excess cash flow to determine the amount, if any, due. Historically, we have been granted a waiver and have not been liable for the potential payment percentage. We were in compliance with all financial covenants as of December 31, 2022 and 2021. On March 31, 2023, we entered into the First Amendment to the Term Loan, which extended the maturity of the Term Loan to September 22, 2028. We expect to repay a portion of the Term Loan with proceeds from this offering. See “Use of Proceeds.” Additionally, pursuant to the Term Loan Transaction, all of the Company’s and its subsidiaries’ remaining obligations under the Term Loan will be assumed by a parent entity of Kodiak Holdings, and the Company’s obligations thereunder will be terminated. Following the consummation of the Term Loan Transaction in connection with the completion of this offering, the Company will no longer be a borrower or guarantor under, nor otherwise be obligated with respect to the debt outstanding under the Term Loan.

Derivatives and Hedging Activities

To mitigate a portion of the exposure to fluctuations in the variable interest rate of the ABL Facility and the Term Loan, and to minimize the risks and costs associated with financial activities, we have entered into various derivative instruments.

Our interest rate swaps exchange variable interest rate with fixed interest rates. We have not designated any derivative instruments as hedges for accounting purposes and do not enter into such instruments for speculative or trading purposes. See Note 8 (“Derivative Instruments”) to our Consolidated Financial Statements.

Off-balance Sheet Arrangements

We have not entered into any transactions, agreements or other contractual arrangements that would result in off-balance sheet liabilities.

Non-GAAP Financial Measures

Management uses a variety of financial and operating metrics to analyze our performance. These metrics are significant factors in assessing our operating results and profitability and include the non-GAAP financial measures of Adjusted Gross Margin, Adjusted Gross Margin Percentage, Adjusted EBITDA, Adjusted EBITDA Percentage, Discretionary Cash Flow and Free Cash Flow.

Adjusted Gross Margin and Adjusted Gross Margin Percentage

Adjusted Gross Margin is a non-GAAP financial measure. We define Adjusted Gross Margin as revenue less cost of operations, exclusive of depreciation and amortization expense. We believe that Adjusted Gross Margin is useful as a supplemental measure to investors of our operating profitability. Adjusted Gross Margin is impacted primarily by the pricing trends for service operations and cost of operations, including labor rates for service technicians, volume and per compression unit costs for lubricant oils, quantity and pricing of routine preventative maintenance on compression units and property tax rates on compression units. Adjusted Gross Margin should not be considered an alternative to, or more meaningful than, gross margin or any other measure of financial performance presented in accordance with GAAP. Moreover, Adjusted Gross Margin as presented may not be comparable to similarly titled measures of other companies. Because we capitalize assets, depreciation and amortization of equipment is a necessary element of our costs. To compensate for the limitations of Adjusted Gross Margin as a measure of our performance, we believe that it is important to consider gross margin determined under GAAP, as well as Adjusted Gross Margin, to evaluate our operating profitability.

Adjusted Gross Margin for Compression Operations

	Year Ended December 31,
	2022	2021
	(in thousands)
Total revenues	$654,957	$583,070
Cost of operations (excluding depreciation and amortization)	(225,715)	(192,813)
Depreciation and amortization	(174,463)	(160,045)

Gross Margin	$254,779	$230,212

Gross Margin Percentage	38.9%	39.5%
Depreciation and amortization	174,463	160,045

Adjusted Gross Margin	$429,242	$390,257
Adjusted Gross Margin Percentage	65.5%	66.9%

(1)	Calculated using Adjusted Gross Margin for Compression Operations as a percentage of total Compression Operations revenues.

Adjusted Gross Margin for Other Services

	Year Ended December 31,
	2022	2021
	(in thousands)
Total revenues	$52,956	$23,305
Cost of operations (excluding depreciation and amortization)	(41,636)	(17,364)
Depreciation and amortization	—	—

Gross Margin	$11,320	$5,941

Gross Margin Percentage	21.4%	25.5%
Depreciation and amortization	—	—
Adjusted Gross Margin	$11,320	$5,941
Adjusted Gross Margin Percentage	21.4%	25.5%

(1)	Calculated using Adjusted Gross Margin for Other Services as a percentage of total Other Services revenues.

Adjusted EBITDA and Adjusted EBITDA Percentage

We define Adjusted EBITDA as net income before interest expense, net; tax expense (benefit); depreciation and amortization; unrealized loss (gain) on derivatives; equity compensation expense; transaction expenses; loss (gain) on sale of assets; and impairment of compression equipment. We define Adjusted EBITDA Percentage as Adjusted EBITDA divided by total revenues. Adjusted EBITDA and Adjusted EBITDA Percentage are used as supplemental financial measures by our management and external users of our financial statements, such as investors, commercial banks and other financial institutions, to assess:

•	the financial performance of our assets without regard to the impact of financing methods, capital structure or historical cost basis of our assets;

•	the viability of capital expenditure projects and the overall rates of return on alternative investment opportunities;

•	the ability of our assets to generate cash sufficient to make debt payments and pay dividends; and

•	our operating performance as compared to those of other companies in our industry without regard to the impact of financing methods and capital structure.

We believe that Adjusted EBITDA and Adjusted EBITDA Percentage provide useful information to investors because, when viewed with our GAAP results and the accompanying reconciliation, they provide a more complete understanding of our performance than GAAP results alone. We also believe that external users of our financial statements benefit from having access to the same financial measures that management uses in evaluating the results of our business.

Adjusted EBITDA and Adjusted EBITDA Percentage should not be considered as alternatives to, or more meaningful than, revenues, net income, operating income, cash flows from operating activities or any other measure of financial performance presented in accordance with GAAP as measures of operating performance and liquidity. Moreover, our Adjusted EBITDA and Adjusted EBITDA Percentage as presented may not be comparable to similarly titled measures of other companies.

Given we are a capital intensive business, depreciation, impairment of compression equipment and the interest cost of acquiring compression equipment are necessary elements of our costs. To compensate for these limitations, we believe that it is important to consider both net income and net cash provided by operating activities determined under GAAP, as well as Adjusted EBITDA and Adjusted EBITDA Percentage, to evaluate our financial performance and our liquidity. Our Adjusted EBITDA and Adjusted EBITDA Percentage exclude some, but not all, items that affect net income and net cash provided by operating activities, and these measures may vary among companies. Management compensates for the limitations of Adjusted EBITDA and Adjusted EBITDA Percentage as an analytical tool by reviewing the comparable GAAP measures, understanding the differences between the measures and incorporating this knowledge into management’s decision-making processes.

The following table reconciles net income, the most directly comparable GAAP financial measure, to Adjusted EBITDA, its most directly comparable Non-GAAP financial measure, for each of the periods presented (in thousands):

	Year Ended December 31,
	2022	2021
Net income	$106,265	$180,963
Interest expense, net	170,114	107,293
Tax expense (benefit)	33,092	(58,573)
Depreciation and amortization	174,463	160,045
Unrealized gain on derivatives	(87,363)	(40,827)
Equity compensation expense (1)	971	1,224
Transaction expenses (2)	2,370	1,351
(Gain) loss on sale of assets	(874)	426
Impairment of compression equipment (3)	—	9,107

Adjusted EBITDA	$399,038	$361,009

Adjusted EBITDA Percentage	56.4%	59.5%

(1)

For the years ended December 31, 2022 and 2021, respectively, there were $1.0 million and $1.2 million of non-cash adjustments for equity compensation expense related to the time-based vesting of our B-Unit shares.

(2)	Represents certain costs associated with non-recurring professional services, our equity owners’ expenses and other costs. We believe it is useful to investors to exclude these expenses.
(3)	Represents non-cash charges incurred to write down long-lived assets with recorded values that are not expected to be recovered through future cash flows.

The following table reconciles net cash provided by operating activities to Adjusted EBITDA for each of the periods presented (in thousands):

	Year Ended December 31,
	2022	2021
Net cash provided by operating activities	$219,846	$249,978
Interest expense, net	170,114	107,293
Tax expense (benefit)	33,092	(58,573)
Deferred tax provision (benefit)	(27,301)	60,972
Transaction expenses	2,370	1,351
Other	(17,130)	(6,406)
Change in operating assets and liabilities	18,047	6,394

Adjusted EBITDA	$399,038	$361,009

Discretionary Cash Flow

We define Discretionary Cash Flow as net cash provided by operating activities less maintenance capital expenditures, transaction expenses, certain changes in operating assets and liabilities and certain other expenses. We believe Discretionary Cash Flow is a useful liquidity and performance measure and supplemental financial measure for us and our investors in assessing our ability to pay cash dividends to our stockholders, make growth capital expenditures and assess our operating performance. Our ability to pay dividends is subject to limitations due to restrictions contained in our ABL Credit Agreement as further described elsewhere herein. Discretionary Cash Flow is presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with GAAP, such as revenues, net income, operating income (loss) or cash flows from operating activities. Discretionary Cash Flow as presented may not be comparable to similarly titled measures of other companies.

The following table reconciles Net cash provided by operating activities, to Discretionary Cash Flow and Free Cash Flow, for each of the periods presented (in thousands):

	Year Ended December 31,
	2022	2021
Net cash provided by operating activities	$219,846	$249,978
Maintenance capital expenditures	(48,313)	(38,088)
Transaction expenses	2,370	1,351
Change in operating assets and liabilities	18,047	6,394
Proceeds from sale of capital assets	8,082	13
Non-cash accrued capital expenditures	(1,918)	(6,961)
Other(1)	(2,529)	112

Discretionary Cash Flow	$195,585	$212,799
Growth capital expenditures(2)	(211,035)	(163,845)

Free Cash Flow	$(15,450)	$48,953

(1)	Includes non-cash lease expense, provision for bad debt, inventory reserve and (gain) loss on sales of assets.
(2)	Includes $7.4 million and $4.4 million of non-unit growth capital expenditures for the years ended December 31, 2022 and 2021, respectively.

Free Cash Flow

We define Free Cash Flow as net cash provided by operating activities less maintenance and growth capital expenditures, transaction expenses, certain changes in operating assets and liabilities and certain other expenses. We believe Free Cash Flow is a liquidity measure and useful supplemental financial measure for us and investors in assessing our ability to pursue business opportunities and investments to grow our business and to service our debt. Free Cash Flow is presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with GAAP, such as revenues, net income (loss), operating income (loss) or cash flows from operating activities. Free Cash Flow as presented may not be comparable to similarly titled measures of other companies.

The following table reconciles Net income to Discretionary Cash Flow and Free Cash Flow, for each of the periods presented (in thousands):

	Year Ended December 31,
	2022	2021
Net income	$106,265	$180,963
Depreciation and amortization	174,463	160,045
Unrealized (gain) on derivatives	(87,363)	(40,827)
Deferred tax provision (benefit)	27,301	(60,972)
Amortization of debt issuance costs	13,727	6,944
Equity compensation expense(1)	971	1,224
Transaction expenses(2)	2,370	1,351
Proceeds from sale of capital assets	8,082	13
Non-cash accrued capital expenditures	(1,918)	(6,961)
Impairment of compression equipment(3)	—	9,107
Maintenance capital expenditures	(48,313)	(38,088)

Discretionary Cash Flow	$195,585	$212,799
Growth capital expenditures(4)	(211,035)	(163,845)

Free Cash Flow	$(15,450)	$48,953

(1)

For the years ended December 31, 2022 and 2021, there were $1.0 million and $1.2 million, respectively, of non-cash adjustments for equity compensation expense related to the Company’s time-based vested shares.

(2)	Represents certain costs associated with non-recurring professional services, our equity owners’ expenses and other costs. We believe it is useful to investors to exclude these expenses.
(3)	Represents non-cash charges incurred to write down long-lived assets with recorded values that are not expected to be recovered through future cash flows.
(4)	Includes $7.4 million and $4.4 million of non-unit growth capital expenditures for the years ended December 31, 2022 and 2021, respectively.

Selected Quarterly Consolidated Financial Data (unaudited) and Operational Highlights

The following table contains selected quarterly unaudited financial information and operational highlights for the years ended December 31, 2022 and 2021. The Company believes that the following information reflects all normal recurring adjustments necessary for a fair presentation of the information for the periods presented. The operating results for any quarter are not necessarily indicative of results for any future period.

2022 (in thousands)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Statement of operations data:
Revenues:
Compression Operations	$157,495	$162,808	$163,662	$170,992
Other Services	10,846	14,343	18,983	8,784

Total revenues	168,341	177,151	182,645	179,776
Cost of operations:
Compression Operations	(52,937)	(58,336)	(55,872)	(58,570)
Other Services	(8,826)	(11,775)	(14,038)	(6,997)

Total cost of operations	(61,763)	(70,111)	(69,910)	(65,567)
Depreciation and amortization	(42,405)	(43,396)	(44,111)	(44,551)

Gross Margin	64,173	63,644	68,624	69,658
Depreciation and amortization	42,405	43,396	44,111	44,551

Adjusted Gross Margin	$106,578	$107,040	$112,735	$114,209

Operating data (at period end):
Revenue-generating horsepower	3,032,511	3,074,613	3,098,545	3,131,631
Horsepower utilization	99.9%	99.7%	99.8%	99.9%

2021 (in thousands)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Statement of operations data:
Revenues:
Compression Operations	$137,445	$142,622	$148,595	$154,408
Other Services	1,567	2,829	9,098	9,811

Total revenues	139,012	145,451	157,693	164,219
Cost of operations:
Compression Operations	(43,269)	(47,929)	(51,124)	(50,491)
Other Services	(1,115)	(1,868)	(6,575)	(7,806)

Total cost of operations	(44,384)	(49,797)	(57,699)	(58,297)
Depreciation and amortization	(38,049)	(39,126)	(40,789)	(42,081)

Gross Margin	56,579	56,528	59,205	63,841
Depreciation and amortization	38,049	39,126	40,789	42,081

Adjusted Gross Margin	$94,628	$95,654	$99,994	$105,922

Operating data (at period end):
Revenue-generating horsepower	2,815,051	2,862,041	2,910,398	2,933,203
Horsepower utilization	99.3%	99.8%	99.8%	99.9%

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations is based upon our certain financial estimates, judgment and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the periods presented. We base our estimates on historical experience, available information and various other assumptions we believe to be reasonable under the circumstances. On an ongoing basis, we evaluate our estimates; however, actual results may differ from these estimates under different assumptions or conditions. The accounting policies that we believe require management’s most difficult, subjective or complex judgments and are the most critical to its reporting of results of operations and financial position are as follows:

Business Combinations and Goodwill

Goodwill acquired in connection with business combinations represents the excess of consideration over the fair value of net assets acquired. Certain assumptions and estimates are employed in determining the fair value of assets acquired and liabilities assumed. Goodwill is not amortized, but is reviewed for impairment annually, or more frequently if impairment indicators arise that suggest the carrying value of goodwill may not be recovered.

Goodwill - Impairment Assessments

We evaluate goodwill for impairment annually and whenever events or changes indicate that it is more likely than not that the fair value at the reporting unit level could be less than its carrying value (including goodwill). We estimate the fair value based on a number of factors, including macroeconomic conditions, industry and market considerations, cost factors, overall financial performance and Company specific events. Estimating projected cash flows requires us to make certain assumptions as it relates to future operating performance. Application of the goodwill impairment test requires judgments, including a qualitative assessment to determine whether there are any impairment indicators, and determining the fair value of the reporting unit. A number of significant assumptions and estimates are involved in the application of the income approach to forecast future cash flows, including revenue and operating income growth rates, discount rates and other factors. While we believe that our estimates of current value are reasonable, if actual results differ from the estimates and judgments used including such items as future cash flows and the volatility inherent in markets which we serve, impairment charges against the carrying value of those assets could be required in the future.

We performed a qualitative test and noted that there were no events or circumstances occurring that indicated that the fair value of the entity may be below its carrying amount. No goodwill impairment was recorded for the years ended December 31, 2022 and December 31, 2021, respectively.

Impairment of Long-Lived Assets

Long-lived assets, including property, plant, and equipment, and other finite-lived identifiable intangible assets, are reviewed for impairment whenever events or changes in circumstances, including the removal of compression units from active fleet, indicate that the carrying amount of an asset may not be recoverable. Such events and changes may include significant changes in performance relative to expected operating results, significant changes in asset use, significant negative industry or economic trends, and changes in our business strategy, among others. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to estimated future undiscounted net cash flows expected to be generated by the asset. Impairment losses are recognized in the period in which the impairment occurs and represent the excess of the asset carrying value over its fair value estimated future undiscounted net cash flows. No impairment was recorded for the year ended December 31, 2022. In December 2021, certain compression equipment was identified as not being part of our ongoing operations. As such, a recoverability assessment was performed, and fair value was assessed using a combination of a market and cost approach. Based on the assessed fair value an impairment expense of $9.1 million was recorded for the year end December 31, 2021.

Estimated Useful Lives of Property, Plant and Equipment

Property, plant and equipment is carried at cost. Depreciation is computed on a straight-line basis using useful lives that are estimated based on assumptions and judgments that reflect both historical experience and expectations regarding future use of our assets. The use of different assumptions and judgments in the calculation of depreciation, especially those involving useful lives, would likely result in significantly different net book values of our assets and results of operations.

Commitments and Contingencies

From time to time, we may be involved in various claims and litigation arising in the ordinary course of business. Additionally, our compliance with state and local sales tax regulations is subject to audit by various taxing authorities. Certain taxing authorities have either claimed or issued an assessment that specific operational processes, which we and others in our industry regularly conduct, result in transactions that are subject to state sales taxes. We and others in our industry have disputed these claims and assessments based on either existing tax statutes or published guidance by the taxing authorities.

We utilize both internal and external counsel in evaluating our potential exposure to adverse outcomes from orders, judgments or settlements. While we are unable to predict the ultimate outcome of these actions, the accounting standard for contingencies requires management to make judgments about future events that are inherently uncertain. We are required to record a loss during any period in which we believe a contingency is probable and can be reasonably estimated. To the extent that actual outcomes differ from our estimates, or additional facts and circumstances cause us to revise our estimates, our earnings will be affected. We record legal costs as incurred, and all recorded legal liabilities are revised, as required, as better information becomes available to us.

As of December 31, 2022, based on the information currently available, the Company has accrued a contingent liability of approximately $27.8 million relating to the Sales Tax Audit for the periods currently under audit classified in accrued liabilities on the consolidated balance sheet.

For the year ended December 31, 2020, we wrote off an outstanding receivable balance of $3.7 million, due to us from a previous acquisition, to bad debt expense. Additionally, we recorded a contingent liability of $3.7 million related to the remaining 50% of the receivable balance due to the seller in accrued liabilities. As of December 31, 2022, none of the outstanding receivables had been collected.

As of December 31, 2022, there are no other legal matters whose resolution could have a material adverse effect on the consolidated financial statements.

Fair Value of Derivative Instruments

We use any of three valuation approaches to measure fair value: the market approach, the income approach, and the cost approach in determining the appropriate valuation methodologies based on the nature of the asset or liability being measured and the reliability of the inputs used in arriving at fair value.

We record derivative instruments at fair value using level 2 inputs of the fair value hierarchy. The interest rate swaps and interest rate collar are valued using a discounted cash flow analysis on the expected cash flows of each derivative using observable inputs including interest rate curves and credit spreads.

As of December 31, 2022, $65.3 million was recorded for the fair value of the asset of the derivative instruments compared to $22.0 million liability of the derivative instruments recorded in 2021.

Recently Issued Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (“Topic 326”): Measurement of Credit Losses on Financial Instruments. Topic 326 states the Company will be required to use an expected-loss model for its marketable debt securities, available-for sale, which requires that credit losses be presented as an allowance rather than as an impairment write-down. Reversals of credit losses (in situations in which the estimate of credit losses declines) is permitted in the reporting period that the change occurs. Current U.S. GAAP prohibits reflecting reversals of credit losses in current period earnings. The amendments in this update are effective for the Company for fiscal years beginning after December 15, 2022. The Company does not expect the amendments to have a material impact on its consolidated financial statements.

In March 2020, the FASB issued ASU No. 2020-03, Codification Improvements to Financial Instruments, (“ASU 2020-03”). ASU 2020-03 improves and clarifies various financial instruments topics, including the current expected credit loss standard (“CECL”). ASU 2020-03 includes seven different issues that describe the areas of improvement and the related amendments to GAAP, intended to make the standards easier to understand and apply by eliminating inconsistencies and providing clarifications. This guidance is effective for the Company for fiscal years beginning after December 15, 2022. The Company is currently assessing the impact of this guidance on its consolidated financial statements.

Qualitative and Quantitative Disclosures About Market Risk

Interest Rate Risk

Our primary exposure to interest rate risk results from outstanding borrowings under the ABL Facility and Term Loan, each of which have a floating interest rate components. We use derivative instruments to manage our exposure to fluctuations in these variable interest rate components. As of December 31, 2022 we had $1.8 billion outstanding under the ABL Facility and $1.325 billion notional amounts of floating to fixed rate swaps which we attribute to our borrowings under our ABL Facility. As of December 31, 2021, we had $1.5 billion outstanding under the ABL Facility and $800.0 million notional amounts of floating to fixed rate swaps which we attribute to our borrowings under our ABL Facility. Excluding fixed payments paid on the fixed-rate swaps, the average annualized interest rate incurred on the ABL Facility for borrowings during the year ended December 31, 2022 was approximately 4.07%. We estimate that a 1.0% increase in the applicable average interest rates for the year ended December 31, 2022 would have resulted in an estimated $16.3 million increase in interest expense.

As of December 31, 2022, we had $1.0 billion outstanding under the Term Loan. Interest on our Term Loan is comprised of an interest rate that is primarily fixed, but does contain a less significant variable component which exposes us to fluctuations in interest expense. We have $350.0 million notional amounts of floating to fixed rate swaps and a $400.0 million notional amount derivative collar with a floor of 1.70% and a cap of 2.10% that we attribute to our Term Loan. Excluding the amount paid on the derivative collar, the average annualized interest rate incurred on the Term Loan for borrowings during the year ended December 31, 2022 was 9.30%. We estimate that a 1.0% increase in the applicable average interest rates for the year ended December 31, 2022 would have resulted in an estimated $7.8 million increase in interest expense.

Counterparty Risk

Our credit exposure generally relates to receivables for services provided. If any significant customer of ours should have credit or financial problems resulting in a delay or failure to pay the amount it owes us, it could have a material adverse effect on our business, financial condition, results of operations and cash flows. Additionally, if any significant vendor of ours should have financial problems or operational delays, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Concentration Risk

For the years ended December 31, 2022 and 2021, our four largest customers accounted for approximately 39% and 38%, respectively of our recurring revenues, with no single customer account for more than 14% for both ending periods. If any significant customer of ours should discontinue their partnership with us, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Commodity Price Risk

Market risk is the risk of loss arising from adverse changes in market rates and prices. We do not take title to any natural gas or oil in connection with our services and, accordingly, have no direct exposure to fluctuating commodity prices. However, the demand for our compression operations depends upon the continued demand for, and production of, natural gas and oil. Sustained low natural gas or oil prices over the long term could result in a decline in the production of natural gas or oil, which could result in reduced demand for our compression operations.

Internal Controls and Procedures

We are not currently required to comply with the SEC’s rules implementing Section 404 of Sarbanes-Oxley, and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Section 302 of the Sarbanes-Oxley Act, which will require our management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. We will not be required to make our first assessment of the effectiveness of our internal control over financial reporting under Section 404 until our second annual report on Form 10-K after we become a public company.

Further, our independent registered public accounting firm is not yet required to formally attest to the effectiveness of our internal controls over financial reporting, and will not be required to do so for as long as we are an “emerging growth company” pursuant to the provisions of the JOBS Act. See “Prospectus Summary—Emerging Growth Company”.

BUSINESS

Company Overview

We are a leading operator of contract compression infrastructure in the U.S. Our compression operations are critical to our customers’ ability to reliably produce natural gas and oil to support growing global energy demand. We are a market leader in the Permian Basin, which is the largest producing natural gas and oil basin in the U.S. We operate our large horsepower compression units under stable, fixed-revenue contracts with blue-chip upstream and midstream customers. Our compression assets have long useful lives consistent with the expected production lives of the key regions where we operate. We believe our partnership-focused business model positions us as the preferred contract compression operator for our customers and creates long-standing relationships. We strategically invest in the training, development, and retention of our highly skilled and dedicated employees and believe their expertise and commitment to excellence enhances and differentiates our business model. Furthermore, we maintain an intense focus on being one of the most sustainable and responsible operators of contract compression infrastructure.

Eighty-four percent of our compression assets are strategically deployed in the Permian Basin and Eagle Ford Shale, which the EIA expects to maintain significant production volumes through at least 2050. We believe these two regions have the largest and lowest-cost unconventional resources in the U.S. Additionally, there are significant LNG export projects in development, and overall LNG capacity is expected to meaningfully grow over the next decade. We expect this to translate into Permian Basin and Eagle Ford Shale natural gas production growth, requiring substantial additional compression horsepower. We believe these regions will play an increasingly important role in global energy security as the world continues to require reliable and growing natural gas and oil production to support increasing global energy demand.

We are a leader in large horsepower compression, with approximately 81% of our approximately 3.1 million horsepower fleet comprised of compression units larger than 1,000 horsepower. Due to lower initial reservoir pressures, production from unconventional resources, such as the Permian Basin and Eagle Ford Shale, requires significantly more compression horsepower than from conventional production, which supports our large horsepower strategy. Additionally, increased demand for large horsepower infrastructure is driven by multi-well pad drilling, overall well density, and large-scale gathering systems. We believe large horsepower compression units serve more stable applications, receive longer initial contracts, are more likely to be renewed, and produce higher margins, ultimately generating recurring cash flow and return on invested capital.

We believe the quality of our relationships with blue-chip customers, the reliability of our compression operations and the structure of our contracts produce stable, recurring cash flow. We derive substantially all of our revenues from fixed-revenue contracts. Approximately 39% of our revenues come from our four largest customers for the year ended December 31, 2022, which are all S&P 500 constituents and investment grade rated upstream and midstream companies in the Permian Basin. Our partnership-focused business model provides best-in-class reliability, which we believe is critical to securing and maintaining long-term relationships with our customers. Our assets and supporting operations have an industry-leading historical average mechanical availability (which measures the percentage of time in a given period that compression operations are being provided or are capable of being provided) of over 99.5% since inception. The strength of our customer relationships and contract structures, combined with the reliability and critical nature of our assets, have resulted in a five-year 99% average fleet utilization (which measures the revenue-generating horsepower divided by our total fleet horsepower).

Below is a presentation of our average fleet utilization and our total revenue-generating horsepower since 2017:

Countries around the world are moving toward a lower carbon future while providing secure low-cost sources of energy for their citizens. Recent world events have resulted in renewed attention on environmentally responsible and secure energy production provided by the U.S., and we are committed to continuing to play a meaningful role in our industry. We are focused on being the most resilient and sustainable enterprise, and we have ambitious sustainability goals. We will continue to innovate processes and technologies to assist our customers in meeting their emission reduction goals, while striving to provide a safe, inclusive and supportive environment for our employees and the communities where we operate. Finally, we intend to do business with integrity and ethics and maintain a corporate governance structure that includes appropriate oversight and transparency in all aspects of our operations.

Our Business Model

Our business model is focused on large horsepower contract compression operations, which we believe is central to our customers’ efforts to meet the expected growing natural gas and oil demand from the Permian Basin and other regions in the U.S. Large horsepower compression operations allow us to enter into longer-term contracts that we believe are more predictable and stable for us and our customers. We believe our focus on customer service in top-tier regions, and the critical nature of our assets results in long-term customer relationships and financial stability for our business.

Our preventative and predictive maintenance and overhaul programs are designed to maximize mechanical availability and extend the useful lives of our assets over multiple decades. These programs allow us to contract all of our compression assets at rates that are comparable to our newest compression units. Our standardized fleet also enables streamlined and systematic training and on-site maintenance maximizing uptime for our customers. We are developing advanced systems to proactively analyze and monitor the operating conditions of our equipment, allowing for maximum uptime for our customers. Our maintenance culture is foundational to our partnership-focused business model and allows us to provide over 99.5% mechanical availability to our customers.

We believe that our customers will continue to outsource their compression infrastructure needs allowing them to limit their capital investments in compression equipment and increase their free cash flow or deploy capital on projects directly related to their core businesses. By outsourcing compression infrastructure, customers can efficiently address their changing compression requirements over time. Additionally, our customers benefit from the technical skills of our specialized personnel, and our focus on reliability and emissions reduction helps them advance their sustainability goals.

We manage our business through two operating segments: Compression Operations and Other Services. Compression Operations consists of operating company-owned and customer-owned compression infrastructure for our customers, pursuant to fixed-revenue contracts to enable the production, gathering and transportation of natural gas and oil. Other Services consists of a full range of contract services to support the needs of our customers, including station construction, maintenance and overhaul, and other ancillary time and material based offerings. Our Other Services offerings are often cross-sold, bolstering cash flow generation with no associated capital expenditures.

We have a proven track record of steady growth, cash flow generation, strong financial results driven by increasing overall compression demand (particularly for large horsepower compression units), long-standing customer relationships, the fixed-revenue nature of our contracts and best-in-class reliability of our assets. From 2021 to 2022:

•	Our revenue-generating horsepower increased by 7% from 2.9 million horsepower to 3.1 million horsepower;

•	Our revenue increased by 17% from $606.4 million to $707.9 million; our net income decreased from $181.0 million to $106.3 million;

•	Our Adjusted Gross Margin increased by 11% from $396.2 million to $440.6 million; and

•	Our Adjusted EBITDA increased by 11% from $361.0 million to $399.0 million.

Additionally, on March 22, 2023, the aggregate commitments under our ABL Facility, which matures in March 2028, were upsized to $2.2 billion. After the completion of this offering, we expect to have approximately $400 million of total availability under the ABL Facility, subject to certain restrictions described herein which may reduce such amounts available. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Description of Indebtedness.”

Adjusted Gross Margin and Adjusted EBITDA are not financial measures calculated in accordance with GAAP, but we believe they provide important perspective regarding our operating results and cash flow. “—Non-GAAP Financial Measures” below contains a descriptions of Adjusted Gross Margin and Adjusted EBITDA and reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP.

Our Assets

As of December 31, 2022, our compression asset base consists of 3,021 revenue-generating compression units amounting to approximately 3.1 million horsepower of owned compression, with an average of 1,037 horsepower per revenue-generating compression unit. The average age of our fleet is 3.5 years and 85% of our compression fleet is less than five years old. Approximately 81% of our fleet is comprised of large horsepower compression units, aligning with the evolving industry demand. Large compression units enable multi-well pad development, reduce downtime, improve overall unit economics and provide lower emissions per horsepower relative to small horsepower compression units. Fleet standardization and continued geographic concentration allow us to lower cost of operations and improve margins through economies of scale.

Below is a tabular overview of our fleet by horsepower as of December 31, 2022.

	Fleet Horsepower	Percent of Horsepower	Utilization (Period End)
Large horsepower >1,000 horsepower	2,524,522	81%	99.9%
Medium & small horsepower <1,000 horsepower	609,784	19%	99.9%

Total	3,134,306	100%

We have standardized our fleet and operational processes, creating an effective and seamless fleet maintenance program, spare parts inventory and efficient and resilient supply chain. Additionally, our assets are designed to serve a wide variety of large horsepower applications, such as gathering, processing and transportation of natural gas and centralized gas lift of oil.

Our Key Areas of Operation

The following map illustrates our key areas of operation and corresponding revenue-generating horsepower:

HP = Revenue-generating horsepower

We strategically focus on deploying our compression assets in the most economic areas of leading onshore U.S. regions with the longest production horizons. We believe partnering with top-tier customers in regions with multi-decade resource life will support continued strong utilization and recontracting of our assets through industry and broader macroeconomic cycles.

Eighty-four percent of our compression assets are deployed in the Permian Basin and Eagle Ford Shale, which the EIA expects to maintain significant production volumes through at least 2050. Based on data from the EIA, these two regions represented 29% of U.S. Lower 48 natural gas production and 66% of U.S. Lower 48 oil production in 2022.

The Permian Basin and Eagle Ford Shale are connected through long-haul natural gas pipelines to the nearby U.S. Gulf Coast and are critical natural gas supply basins for the LNG export capacity expansion occurring in the region. In addition to the Permian Basin and Eagle Ford Shale, we have assets in the Powder River Basin, Mid-Continent Region, DJ Basin, Appalachian Basin, Barnett Shale / East Texas Region and Black Warrior Basin. Below is a table showing revenue-generating horsepower in our areas of operations as of December 31, 2022.

	Revenue-Generating Horsepower	Percent of Horsepower
Permian Basin	2,177,483	70%
Eagle Ford Shale	432,921	14%
Other Areas of Operation	521,227	16%

Total	3,131,631	100%

Our Customers and Contracts

We have developed long-term commercial relationships with premier upstream and midstream customers in our key areas of operations. We believe that alignment with our customers’ goals is a key differentiator to our business, and we have built a reputation backed by our leading mechanical availability to earn and strengthen customer loyalty. We believe mechanical availability is the key consideration for a customer in making its contract compression decisions. It is our priority to maintain over 99.5% mechanical availability in addition to providing uninterrupted “first-call” service for any and all downtime events across our fleet. This commitment to mechanical availability maximizes total customer operational uptime and revenue stability. We believe these factors make us the leading choice for our customers.

We have developed a systematic and selective customer evaluation methodology, based on key criteria including customers’ credit rating, size, and geological asset quality. Our four largest customers for the year ended December 31, 2022 are all S&P 500 constituents and investment grade rated upstream and midstream companies in the Permian Basin. Approximately 84% of initially contracted large horsepower for our top four customers is still in service with those customers today. The table below provides further information on our top four customers:

Top 4 Customer Overview
Top 4 customers	Customer A	Customer B	Customer C	Customer D
Primary geography	Midland Basin	Delaware Basin	Delaware Basin	Delaware Basin
Credit rating (Moody’s / S&P)	Baa1/BBB	A3/A-	Baa2/BBB	Baa3/BBB-
HP CAGR since start of relationship	48%	57%	21%	54%
% of 2022 compression operations revenue	13%	11%	9%	6%
Length of relationship (years)	10	9	9	9

Our contracts are designed to provide us with predictable, stable, and recurring cash flows through industry and broader macroeconomic cycles. To maximize cash flow stability our contracts typically include:

•	fixed-revenue structures similar to midstream take-or-pay contracts;

•	annual built-in inflation adjustments;

•	pre-billing structure for the following month’s service fees;

•	primary contract terms of one to seven years in duration (with large horsepower compression units typically contracted for a primary term of three years); and

•	provisions requiring customers to pay for all mobilization and demobilization costs, which can be significant.

Additionally, because of our historically high mechanical availability and the multi-decade resource life in our key areas of operations, our contracts are typically renewed multiple times.

Our customer selection methodology and standardized contract structure have helped insulate our business from industry and broader macroeconomic cycles and have enabled us to drive better customer retention and increase our cash flow.

Our Sustainability Leadership

The energy industry is in a pivotal time as the world moves toward ambitious emissions reduction targets while maintaining affordable and reliable sources of energy. We maintain an intense focus on being one of the most sustainable and responsible operators of contract compression infrastructure. Furthermore, we strive to provide a safe, inclusive and supportive environment for the communities in which we live and the customers and employees with whom we work. We seek to continuously improve our operations, relationships with our stakeholders and ultimately maintain our position as a sustainable and responsible operator of contract compression infrastructure. We have a demonstrated track record of establishing programs and setting tangible targets to achieve initiatives for continuous improvement in each of these areas to create value for all of our stakeholders.

Ninety-six percent of our current fleet is capable of operating in the most stringent emissions regulatory environments in the U.S., which require emissions of 0.5g NOx or less. We also believe it is imperative that we continue to develop and implement innovative strategies and technologies that further reduce emissions intensity and improve the operational reliability of our business. Many of our upstream and midstream customers have significantly increased their commitments to reduce emissions and rely on us to help them achieve their reduction goals. We have also developed several technologies targeting additional emissions reductions including ecoView and other fugitive methane reduction solutions. EcoView is our proprietary emissions monitoring and leak detection system that we have deployed in the field. We expect to begin broad scale integration of ecoView across our large horsepower compression fleet during 2023.

Electric motor drive compression is also part of our long-term strategy to reduce emissions intensity across our fleet. We have begun deploying electric motor drive compression with select customers and have additional assets that we will deploy in the near future under long-term fixed-revenue contracts. In addition, in select geographic areas where electric infrastructure exists, we assist our customers in building out their electric compression infrastructure.

Our people are vital to the success of our business. As a result, we have developed a robust safety culture that permeates all aspects of our business. Our comprehensive training program emphasizes safety, improving technical skills and professional development for employees across all functional areas. This program is further bolstered through a virtual training program currently in development to better prepare our employees to safely address situations in the field. Diversity and inclusion are paramount to our organization. We also require 100% compliance across our company in diversity and inclusion training. Diversity is also important at our board level, where we expect 44 % of our directors to identify as gender or ethnically diverse. We recently created the Kodiak Cares Foundation to support employees and charitable causes in the community. We are also committed to supporting veterans and do so through our recruiting and hiring efforts as well as supporting several causes that assist veterans and active-duty military.

Competitive Strengths

We believe that the following strengths of our business differentiate us from our competitors, reinforce our leadership position and enable us to capitalize on expected demand growth for natural gas compression infrastructure:

Premier, partnership-focused business model drives long-standing relationships with top-tier customers

We believe that we have a premier, partnership-focused business model that has created long-term relationships with our customers who depend on our compression operations as a critical element of their core production infrastructure. We treat our customers as partners, helping them optimize their compression infrastructure and bolster their cash flows.

We seek to maximize uptime and revenue for our customers with a historical average mechanical availability of over 99.5%. We maintain 24/7/365 “first-call” service for all instances of downtime across all horsepower classes. We also employ a robust inventory management system to ensure that spare parts required for maintenance and repairs are readily available in close proximity to our fleet. Our operational excellence and partnership-focused business model create substantial value for customers who benefit from increased throughput allowing them to generate additional revenue.

Our customers are leading upstream and midstream companies operating in the top U.S. basins. As a testament to the quality of the relationships with our top four customers, approximately 84% of the large horsepower initially contracted with such customers remains under contract.

Our critical natural gas infrastructure in the most prolific U.S. regions is optimally positioned to support natural gas and oil production to satisfy growing global energy demand

We focus on strategically deploying our critical compression assets in leading onshore U.S. regions. We have 84% of our horsepower deployed in the Permian Basin and Eagle Ford Shale. We believe these two regions rank among the largest inventory unconventional resources in the U.S. and based on data from the EIA, represented 29% of U.S. Lower 48 natural gas production and 66% of U.S. Lower 48 oil production in 2022. As these resources continue to be developed, increases in well-density driven by multi-well pad drilling, will result in increased demand for large compression equipment, which aligns with our large horsepower strategy.

Our business supports growing global energy demand by facilitating production of natural gas and oil. The Permian Basin and Eagle Ford Shale are increasingly providing the world with a reliable and secure supply of low-cost natural gas. We believe that projected U.S. Gulf Coast LNG liquefaction capacity additions will require incremental natural gas produced from the Permian Basin and Eagle Ford Shale. Global LNG demand is expected to almost double from 380 million ton per annum (“MTPA”) in 2021 to approximately 700 MTPA by 2040. Increase in demand for U.S. LNG exports to Europe is likely to be driven by the need to backfill the disrupted supply of Russian natural gas.

Purpose built, standardized large horsepower compression fleet that is critical to our customers’ operations

We began deploying large horsepower compression units for centralized gas lift in the Permian Basin in 2013, which became the industry standard by 2016. We are an industry leader in large horsepower compression units with approximately 81% of our fleet in large horsepower compression units and an average of 1,037 horsepower per revenue-generating compression unit as of December 31, 2022. We believe our concentration of large horsepower compression units positions us to obtain longer contract tenor, extended time on location, greater renewal success and higher margins per compression unit relative to smaller horsepower compression units.

We have built a standardized compression fleet designed to support our customers’ needs, resulting in higher mechanical availability for our customers and lower maintenance costs for us. Our rigorous maintenance program enables our compression units of all ages to operate with similar efficiency and generate similar contract rates. This operational consistency enables us to generate stable revenues through the expected multi-decade operating life of a compression unit.

Stability of our cash flow provides a strong financial profile supporting our return of capital and growth objectives

We believe that our contract structure provides strong visibility and predictability of cash flows while insulating revenues from industry and broader macroeconomic cycles. Substantially all of our revenue is derived from fixed-revenue contracts that charge a flat monthly rate with annual built-in inflation adjustments, providing us with cash flow stability as well as downside protection. Our 5-year average fleet utilization of over 99% enabled our revenue stability.

Compression costs are a non-discretionary operating expense for our customers. Our business is essential to maintain natural gas and oil production and is insulated from commodity price fluctuations or drilling and completion activities, which enabled us to grow revenue and earnings during the COVID-19 pandemic. The versatility of our units to support a variety of applications further enhances the stability of cash flows. Once our compression units are installed on customers’ locations, prolonged production disruptions and significant mobilization and demobilization costs, typically borne by our customers, would be required to displace our compression units.

Our disciplined approach to deploying capital with a proven track record of achieving high returns has enabled our significant growth. We order compression units when we have a customer commitment in place. Additionally, our business model benefits from growth capital spending flexibility, which allows us to rapidly increase or decrease spending as industry conditions warrant. This flexibility was evident during the COVID-19 pandemic when we reduced equipment orders and utilized a portion of our additional cash flow to repay outstanding debt. This reduction in growth capital spending was approximately $134 million, representing a 44% reduction to our start of the year budget. Our average utilization for 2020 was 98%.

Differentiated sustainability practices are core to our business model

We see the opportunity to continue to lead our industry in sustainability practices with a keen focus on doing our part to safeguard the environment, positively impact society, and maintain integrity and high governance standards.

We have a low emission compression fleet, with 96% capable of operating in the most stringent emissions regulatory environments in the U.S., which require emissions of 0.5g NOx or less, aligning us with our customers’ emissions reduction initiatives. Furthermore, we are deploying large horsepower electric motor drive compression, reducing our emissions intensity across our fleet. Our experience of deploying electric units and working with our customers in building the infrastructure required to power electric compression has allowed us to develop expertise in electric compression construction and operations.

Our strong sustainability commitment also focuses on social and governance aspects. Our employees and the communities that we serve are central to what we do. We have implemented a variety of initiatives to support our people and deliver better service to our customers. Diversity and inclusion is paramount to a successful organization. We have a 42% gender or ethnically diverse workforce, and we require 100% compliance across our company in diversity and inclusion training. Diversity is also important at our board level, where we expect 56% of our directors to identify as gender or ethnically diverse. We have implemented robust required safety training programs that have resulted in a leading safety record, developed virtual training programs to better prepare our employees for situations in the field, and offer various mentorship and technical training programs that grow our employees’ skillsets.

Founder-led, experienced team with a proven track record of value creation

We are led by our founder and CEO, Mickey McKee, and an experienced management team with a proven track record of value creation. Management’s extensive experience and strong leadership has resulted in a unique culture centered on entrepreneurship, responsibility, and a partnership-focused business model. We were founded and operate on the principle that our people, customers and vendors are the foundation of our success. Since our inception, this approach has contributed to significant growth, and we now have a compression fleet of 3.1 million horsepower.

Business Strategies

Our primary business objective is to maximize stockholder value, which we intend to do by pursuing disciplined growth while returning capital to our stockholders and maintaining strong financial and balance sheet flexibility. We intend to accomplish this objective by executing on the following business strategies:

Generate a stable cash flow profile by focusing on fixed-revenue contracts in the lowest cost, largest inventory regions

Our fixed-revenue contract structures with pre-billing of monthly fees further insulate our business from fluctuations in commodity prices and provides strong cash flow visibility. We target multi-year contracts with recurring contract renewals to take full advantage of the long-life inventory of our areas of operations.

Our strategic positioning in the Permian Basin and Eagle Ford Shale enables us to capitalize on the large and low-cost existing production base in two of the most critical U.S. natural gas and oil producing regions. We believe that continuing to deploy our assets in these multi-decade resource life regions will help us to maintain high asset utilization through industry and broader macroeconomic cycles and provide cash flow stability.

Continue to focus on reliable and low-emission large horsepower compression infrastructure

Our low-emission large horsepower compression infrastructure assets have an industry-leading historical average mechanical availability of over 99.5%. Our compression operations maximize uptime and consequently our customers’ cash flows, while lower emissions assets support our Company’s and our customers’ sustainability goals.

The growing share of unconventional production in the U.S. will continue to support the need for compression, which requires more horsepower compared to that of conventional production. Additionally, as customers continue to shift to multi-well pad drilling, they will increasingly require centralized compression models, relying on large horsepower compression units for their natural gas gathering, processing and transportation and gas lift operations. We believe that our industry leading large horsepower fleet, with approximately 81% of our compression units larger than 1,000 horsepower and our focus on reliability and low-emissions will allow us to benefit from growing demand for these types of assets.

Pursue high return growth opportunities alongside our leading customer base

We have grown our total revenue-generating horsepower since inception in 2011 to approximately 3.1 million horsepower while achieving industry leading fleet utilization and strong margins. We believe organic growth opportunities with existing and new customers in our current areas of operation will be a driver of long-term value creation. Increasing well density and the trend toward unconventional resource development will drive the need for additional large horsepower. In addition to expanding our horsepower base, we can grow our revenue base by pursuing ancillary opportunities tailored to our customers’ needs including station construction and third-party services. Additionally, our compression operations contracts include built-in inflation adjustments resulting in continued growth of our revenue base.

We actively seek to partner and grow with customers who have meaningful acreage positions in long-life and low-cost producing regions with significant infrastructure development needs. We collaborate with our customers to jointly develop long-term solutions designed to optimize their lifecycle compression costs, positioning us as their contract compression operator of choice.

Return capital to our stockholders while maintaining a conservative balance sheet with flexibility to pursue growth objectives

We believe that our resilient business model and the strength and flexibility of our balance sheet will support an attractive through-cycle dividend to our stockholders. We plan to maintain conservative balance sheet leverage. We intend to maintain a prudent financial policy which will enable us to maintain our commitment to capital returns while pursuing capital efficient growth projects.

Our business model focuses on growing our cash flow, which provides us flexibility to further enhance stockholder returns by growing our dividend, implementing share buybacks, or paying down debt.

Our disciplined approach to deploying capital with a proven track record of achieving high returns has enabled our significant growth. We typically only order compression units when we have a customer commitment in place.

Invest in attracting, retaining, and developing world-class talent

We believe the quality and relentless focus of our workforce is key to our success, and differentiates us from our competitors and positions us as a leader in the compression industry. We seek to attract and retain a diverse workforce with equal opportunities and prospects for advancement, which we believe is fundamental to our success. Furthermore, we have made a significant commitment to training our employees across relevant aspects of the business to ensure that they continue to excel in their roles.

Keeping our workforce, customers, vendors, and communities safe is paramount, and we strive to maintain an industry-leading safety record. Our strong organizational safety culture centers around open communication. regular training, and safety reviews, to ensure that our health and safety program is operating to achieve desired outcomes and remains compliant with all applicable laws, rules, and regulations as well as customer requirements.

Compression Industry

Compression is a mechanical process whereby natural gas is compressed to a smaller volume resulting in higher pressures. This process is critical for the production, gathering, and transportation of natural gas as well as for centralized gas lift for oil production. Without the increased pressure, gas can not flow from the wellhead to end-markets. With the development of unconventional natural gas and oil resources, compression become even more critical for the following reasons:

•

In unconventional resources, natural gas is produced at lower pressures due to the geological nature of the resources, requiring compression immediately upon initial production and throughout most of the life of well.

•

Advancements in drilling, completion and production technologies resulted in an increase in density of well locations and adoption of multi-well pads, allowing operators to achieve economies of scale with centralization of stations with more compression units and more horsepower per unit.

Given the essential nature of their operations, compression providers benefit from stable cash flows and fixed-revenue contracts. Furthermore, large horsepower compression is costly to install and move and operators have increasingly focused on deploying capital into their core business, favoring outsourcing contract compression. By outsourcing compression, operators can more efficiently address their changing compression needs over time and are able to benefit from the specialized personnel and technical skills that compression providers offer.

We believe compression infrastructure industry growth will be supported by the following factors:

•

Continued growing demand for U.S. natural gas driven by domestic natural gas and global LNG consumption. According to the EIA, natural gas accounted for approximately 30% of all energy used in the U.S. in 2022 and according to its most recent Annual Energy Outlook, natural gas consumption will increase from 36.5 trillion cubic feet in 2022 to 42.1 trillion cubic feet in 2050 (15.4% increase). Global LNG demand is expected to almost double from 380 MTPA in 2021 to approximately 700 MTPA by 2040. Increase in demand for U.S. LNG exports to Europe is likely to be driven by the need to backfill the disrupted supply of Russian natural gas

•

Replacement of production from maturing and aging conventional basins with production from unconventional sources, which require more compression, to accommodate the increase in natural gas demand while offsetting declining production

General Compression Operations Contract Structures

The following discussion describes the material terms generally common to our compression operations contracts. We maintain a general gas compression agreement with each of our customers and separate addenda for each compression unit.

Term and Termination

Our contracts typically have a primary term length between one and seven years, depending on the customer, application, location, and size of the compression unit, with large horsepower typically contracted for a primary term of three years. After the expiration of the primary term, our contracts continue on a month-to-month basis until renewed or the contract is terminated by us or our customer, upon written notice. As of December 31, 2022, approximately 7.5% of our compression operations horsepower is on a month-to-month contract term.

Mechanical Availability Guarantee and Operations Standards and Specifications

All of our contracts provide a guarantee of specified “mechanical availability,” which we define as the percentage of time each month that our compression operations equipment is “mechanically available” to compress gas under design and operating conditions set forth in the contract. Our compression operations equipment is typically mechanically available during instances of downtime attributable to events of force majeure or acts or failures to act by the customer (i.e., production related downtime). Our compression operations equipment is typically not mechanically available during all other instances of downtime including, without limitation, our scheduled maintenance.

We provide compression operations under contracts that typically provide that we will supply all compression operations equipment, tools, parts, and field service support to meet our customers’ requirements. Our contracts do not specify the compression equipment we will use; instead, the contracts specify required operating conditions and, in consultation with the customer, we determine what equipment is necessary to meet our contractual commitments.

Fees, Taxes and Expenses

Our customers pay a fixed monthly fee for our compression operations similar to midstream “take-or-pay contracts.” The majority of our contracts include an annual inflation adjustment to the monthly fee based on a series of the producer price index directly related to our industry (“PPI”). Generally, we bill for our compression operations on the 15th day of a month for the following month’s compression operations (i.e., pre-billed). Payments are generally due within 30 days of the invoice date. If compression operations are provided for a partial month, the monthly fee is pro-rated that month and is invoiced “due on receipt.” We are generally responsible for the costs and expenses associated with operation and maintenance of our compression operations equipment, although certain fees and expenses are the responsibility of our customers under the terms of our contracts. For example, all fuel gas necessary to operate our compression operations equipment is provided by our customers without cost to us. All ad valorem or business personal property taxes assessed on our compression operations equipment are reimbursed by our customers as well as any sales tax related to our compression operations. Additionally, our customers are responsible for any damage to our compression operations equipment caused by contaminants or liquid carryover in the compressed gas stream or inferior fuel gas.

We own compression operations equipment in our fleet that we use to provide compression operations, and we typically bear the risk of loss or damage to our equipment and tools and injury or death to our personnel outside the exceptions set forth in the contracts. Additionally, substantially all of our contracts include provisions eliminating our liability for consequential damages (e.g., damage to formations, lost production, damage to production equipment, etc.).

Most of our contracts require our customers to pay for any out-of-pocket expenses associated with the cost of the mobilization and demobilization of our compression operations equipment to and from their locations.

Our contracts typically provide that both we and our customers are required to carry various types of insurance coverage including, but not limited to, general liability, workers’ compensation, employers’ liability, property, automobile and excess liability insurance.

Marketing and Sales

Our marketing and customer service functions are performed on a coordinated basis by our sales and operations teams. Sales, fleet and operations personnel qualify, analyze and scope new compression applications. Additionally, our salespeople regularly visit our customers to ensure customer satisfaction, to determine a customer’s needs related to existing compression operations being provided and to determine the customer’s future compression requirements. This ongoing communication allows us to quickly identify and respond to our customers’ compression requirements and gives us significant insight into their activities.

Suppliers and Service Providers

We also rely primarily on key vendors to manufacture, package and assemble our compression operations equipment. Although we rely primarily on these suppliers, we believe alternative sources for natural gas compression operations equipment are generally available if needed. We have not experienced any material supply problems to date.

Competition

The compression operations business is competitive. On a regional basis, we experience competition from numerous smaller companies that may be able to adapt to changes more quickly within our industry and changes in economic conditions, more readily take advantage of available opportunities and adopt more aggressive pricing policies. Additionally, the historical availability of attractive financing terms from financial institutions and equipment manufacturers has made the purchase of individual compression operations units affordable to our customers. We believe that we compete effectively based on our partnership-focused business model, flexibility in meeting customer needs, price, equipment availability, quality and reliability of our compression operations.

Seasonality

Our results of operations have not historically been materially affected by seasonality, and we do not currently have reason to believe that seasonal fluctuations will have a material impact in the foreseeable future.

Operating Risks and Insurance

We believe that our insurance coverage is customary for the industry and adequate for our business. As is customary in the compression industry, we review our safety equipment and procedures and carry insurance against most, but not all, risks of our business. Losses and liabilities not covered by insurance would increase our costs. The compression business can be hazardous, involving unforeseen circumstances such as uncontrollable flows of gas or well fluids, fires and explosions or environmental damage. To address the hazards inherent in our business, we maintain insurance coverage that, subject to certain deductibles, includes physical damage coverage, third party general liability insurance, employer’s liability, environmental and pollution and other coverage, although coverage for environmental and pollution related losses is subject to certain limitations. Under the terms of our standard compression operations contract, we are responsible for maintaining insurance coverage on our compression equipment. No accidents or incidents have occurred that have had a material adverse effect to us.

Governmental Regulation

We are subject to stringent and complex federal, state and local laws and regulations governing the discharge of materials into the environment or otherwise relating to protection of human health, safety and the environment. These regulations include compliance obligations for air emissions, water quality, wastewater discharges and solid and hazardous waste disposal, as well as regulations designed for the protection of human health and safety and threatened or endangered species. Compliance with these environmental laws and regulations may expose us to significant costs and liabilities and cause us to incur significant capital expenditures in our operations. We are often obligated to assist our customers in obtaining permits or approvals for their operations from various federal, state and local authorities. Permits and approvals can be denied or delayed, which may cause us to lose potential and current customers, interrupt our operations and limit our growth and revenue. Moreover, failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, imposition of remedial obligations and the issuance of injunctions delaying or prohibiting operations. Private parties may also have the right to pursue legal actions to enforce compliance as well as to seek damages for non-compliance with environmental laws and regulations or for personal injury or property damage. While we believe that our operations are in substantial compliance with applicable environmental laws and regulations that continued compliance with current requirements would not have a material adverse effect on us, we cannot predict whether our cost of compliance will materially increase in the future. Any changes in, or more stringent enforcement of, existing environmental laws and regulations, or passage of additional environmental laws and regulations that result in more stringent and costly pollution control equipment, waste handling, storage, transport, disposal or remediation requirements could have a material adverse effect on our operations and financial position.

See “Risk Factors—Risks Related to Regulatory Matters—We are subject to stringent environmental, health and safety regulation, and changes in these regulations could increase our costs or liabilities.” The following is a discussion of material environmental and safety laws that relate to our operations.

Air Emissions

The CAA and comparable state laws regulate emissions of air pollutants from various industrial sources, including natural gas compressors, and impose certain monitoring and reporting requirements. Such emissions are regulated by air emissions permits, which are applied for and obtained through various state or federal regulatory agencies. Our standard natural gas compression operations contract provides that the customer is responsible for obtaining air emissions permits and assuming the environmental risks related to site operations. In some instances, our customers may be required to aggregate emissions from a number of different sources on the theory that the different sources should be considered a single source. Any such determinations could have the effect of making projects more costly than our customers expected and could require the installation of more costly emissions controls, which may lead some of our customers not to pursue certain projects.

There can be no assurance that future requirements compelling the installation of more costly emission control equipment would not have a material adverse impact on our business, financial condition, results of operations and cash available for distribution. See “Risk Factors—Risks Related to Regulatory Matters—New regulations, proposed regulations and proposed modifications to existing regulations under the Clean Air Act, if implemented, could result in increased compliance costs.”

Climate Change

Climate change and GHG emissions reduction initiatives continue to attract considerable public and scientific attention. Methane, a primary component of natural gas, and carbon dioxide, a byproduct of the burning of natural gas, are examples of GHGs. In recent years, the U.S. Congress has considered legislation to restrict or regulate GHG emissions. The $1 trillion legislative infrastructure package passed by Congress in November 2021 includes a number of climate-focused spending initiatives targeted at climate resilience, enhanced response and preparation for extreme weather events, and clean energy and transportation investments. The Inflation Reduction Act of 2022 also provides significant funding for research and development of low-carbon energy production methods, carbon capture, and other programs directed at addressing climate change. Furthermore, almost half of the states have begun to address GHG emissions, primarily through the planned development of emissions inventories or regional GHG cap and trade programs. Depending on the particular program, we could be required to control GHG emissions or to purchase and surrender allowances for GHG emissions resulting from our operations.

Independent of Congress, the EPA has promulgated regulations controlling GHG emissions under its existing CAA authority. The EPA has adopted rules requiring many facilities, including petroleum and natural gas systems, to inventory and report their GHG emissions. In 2021, we did not operate any facilities that were subject to these reporting obligations. In addition, the EPA rules provide air permitting requirements for certain large sources of GHG emissions. The requirement for large sources of GHG emissions to obtain and comply with permits will affect some of our and our customers’ largest new or modified facilities going forward, but is not expected to cause us to incur material costs. As noted in the risk factors above (see “Risk Factors—Risks Related to Regulatory Matters—New regulations, proposed regulations and proposed modifications to existing regulations under the Clean Air Act, if implemented, could result in increased compliance costs.”), the EPA has undertaken efforts to regulate emissions of methane, considered a GHG, in the natural gas and oil sector, with the development of additional, more stringent rules under way. In 2015, the EPA finalized a performance standard for integrated gasification combined cycled units and utility boilers based on the use of the best system of emissions reduction that the EPA has determined has been adequately demonstrated for each type of unit. The rule also sets limits for stationary natural gas combustion turbines based on the use of natural gas combined cycle technology.

At the international level, the U.S. joined the international community at the 21st Conference of the Parties of the United Nations Framework Convention on Climate Change in Paris, France (“COP21”), which resulted in an agreement intended to nationally determine their contributions and set GHG emission reduction goals every five years beginning in 2020 (the “Paris Agreement”). While the Paris Agreement did not impose direct requirements on emitters, national plans to meet its pledge could have resulted in new regulatory requirements. In April 2021, the current administration announced a new “nationally determined contribution” for U.S. GHG emissions that would achieve emissions reductions of at least 50% relative to 2005 levels by 2030. Those national commitments by themselves create no binding requirements on individual companies or facilities, but they do provide indications of the current administration’s policy direction and the types of legislative and regulatory requirements—such as the EPA’s proposed methane rules—that may be needed to achieve those commitments. Relatedly, the U.S. and European Union jointly announced the launch of the “Global Methane Pledge,” which aims to cut global methane pollution by at least 30% by 2030 relative to 2020 levels, including “all feasible reductions” in the energy sector. With the exception of those proposed EPA methane rules and related updates, which were announced by President Biden at COP26 AND COP27, we cannot predict whether reentry into the Paris Agreement or pledges made in connection therewith will result in any particular new regulatory requirements or whether such requirements will cause us to incur material costs. Most recently, at the 27th Conference of the Parties (“COP27”), President Biden announced the EPA’s proposed standards to reduce methane emissions from existing oil and gas sources, and agreed, in conjunction with the European Union and a number of other partner countries, to develop standards for monitoring and reporting methane emissions to help create a market for low methane-intensity natural gas. Various state and local governments have also publicly committed to furthering the goals of the Paris Agreement.

Additionally, on March 21, 2022, the SEC issued a proposed rule regarding the enhancement and standardization of mandatory climate-related disclosures for investors. The proposed rule would require registrants to include certain climate-related disclosures in their registration statements and periodic reports, including, but not limited to, information about the registrant’s governance of climate-related risks and relevant risk management processes; climate-related risks that are reasonably likely to have a material impact on the registrant’s business, results of operations, or financial condition and their actual and likely climate-related impacts on the registrant’s business strategy, model, and outlook; climate-related targets, goals and transition plan (if any); certain climate-related financial statement metrics in a note to their audited financial statements; Scope 1 and Scope 2 GHG emissions; and Scope 3 GHG emissions and intensity, if material, or if the registrant has set a GHG emissions reduction target, goal or plan that includes Scope 3 GHG emissions. Although the proposed rule’s ultimate date of effectiveness and the final form and substance of these requirements is not yet known and the ultimate scope and impact on our business is uncertain, compliance with the proposed rule, if finalized, may result in increased legal, accounting and financial compliance costs, make some activities more difficult, time-consuming and costly, and place strain on our personnel, systems and resources.

Although it is not currently possible to predict with specificity how any proposed or future GHG legislation, regulation, agreements or initiatives will impact our business, any legislation or regulation of GHG emissions that may be imposed in areas in which we conduct business or on the assets we operate could result in increased compliance or operating costs or additional operating restrictions or reduced demand for our services, and could have a material adverse effect on our business, financial condition and results of operations. See “Risk Factors—Risks Related to Regulatory Matters—Our business is subject to climate-related transitional risks including climate change legislation, regulatory initiatives and stakeholder pressures could result in increased operating expenses and capital costs, financial risks and potential reduction in demand for our services.” Notwithstanding potential risks related to climate change, the International Energy Agency estimates that natural gas and oil will continue to represent a significant share of global energy use through 2040 under some, though not all, future scenarios. However, recent activism directed at shifting funding and/or demand away from companies with fossil fuel-related assets could result in limitations or restrictions on certain sources of funding for the energy sector. See “Risk Factors—Risks Related to Regulatory Matters—A climate-related decrease in demand for natural gas and oil could negatively affect our business.”

Water Discharge

The CWA and analogous state laws impose restrictions and strict controls with respect to the discharge of pollutants, including spills and leaks of oil and other substances, into waters of the United States (“WOTUS”). The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by the EPA or an analogous state agency. The CWA and regulations implemented thereunder also prohibit the discharge of dredge and fill material into regulated waters, including jurisdictional wetlands, unless authorized by an appropriately issued permit. The CWA also requires the development and implementation of spill prevention, control and countermeasures, including the construction and maintenance of containment berms and similar structures, if required, to help prevent the contamination of navigable waters in the event of a petroleum hydrocarbon tank spill, rupture or leak at such facilities. Additionally, the CWA and analogous state laws require individual permits or coverage under general permits for discharges of storm water runoff from certain types of facilities. Federal and state regulatory agencies can impose administrative, civil and criminal penalties as well as other enforcement mechanisms for non-compliance with discharge permits or other requirements of the CWA and analogous state laws and regulations.

The scope of federal jurisdictional reach over WOTUS has been subject to substantial revision in recent years. In 2015, the EPA and the U.S. Army Corps of Engineers (“Corps”) issued a rule defining the scope of the EPA’s and the Corps’ jurisdiction over WOTUS, which never took effect before being replaced by the Navigable Waters Protection Rule (“NWPR”) in 2020. A coalition of states and cities, environmental groups, and agricultural groups challenged the NWPR, which was vacated by a federal district court in August 2021. The EPA and the Corps issued a final rule in January 2023 that redefined the definition of WOTUS, which was disapproved and nullified by the U.S. Senate in March 2023. The definition of WOTUS could also be impacted by the U.S. Supreme Court’s upcoming decision in Sackett v. EPA, a case regarding the proper test in determining whether wetlands qualify as WOTUS. In the interim, the EPA is using the pre-2015 definition. In addition to the case before the Supreme Court, multiple states and industry groups have challenged the rule in federal district court. In March 2023, a federal district court judge in the Southern District of Texas issued a ruling pausing implementation of the final rule in Texas and Idaho, while declining to pause the rule nationwide, until the Supreme Court publishes its decision. In addition, in an April 2020 decision defining the scope of the CWA that was handed down just days after the NWPR was published, the U.S. Supreme Court held that, in certain cases, discharges from a point source to groundwater could fall within the scope of the CWA and require a permit. The Court rejected the EPA and Corps’ assertion that groundwater should be totally excluded from the CWA. As a result, future implementation is uncertain at this time. Federal and state regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with discharge permits or other requirements of the CWA and analogous state laws and regulations. Spill prevention, control and countermeasure plan requirements imposed under the CWA require appropriate containment berms and similar structures to help prevent the contamination of navigable waters in the event of a hydrocarbon tank spill, rupture or leak. The CWA and analogous state laws also require individual permits or coverage under general permits for discharges of storm water runoff from certain types of facilities. The Oil Pollution Act of 1990, as amended (the “OPA”), amends the CWA and establishes strict liability and natural resource damages liability for unauthorized discharges of oil into waters of the United States. OPA requires owners or operators of certain onshore facilities to prepare facility response plans for a discharge of oil into waters of the United States.

Our compression operations do not generate process wastewaters that are discharged into waters of the United States. In any event, our customers assume responsibility under the majority of our standard gas compression agreements for obtaining any permits that may be required under the CWA, whether for discharges or developing property by filling wetlands. Considerable legal uncertainty exists surrounding the standard for what constitutes jurisdictional waters and wetlands subject to the protections and requirements of the CWA. The definition of “waters of the United States” and, relatedly, the scope of CWA jurisdiction, have been the subject of notable rulemaking efforts and judicial challenges over several decades, the most recent of which, Sackett v. EPA, is currently before the U.S. Supreme Court, with a decision expected in 2023.

Safe Drinking Water Act

A significant portion of our customers’ natural gas production is developed from unconventional sources that require hydraulic fracturing as part of the completion process. Hydraulic fracturing involves the injection of water, sand and chemicals under pressure into the rock formation to stimulate gas production. The U.S. Congress has from time to time considered legislation to amend the SDWA to the exemption for hydraulic fracturing from the definition of “underground injection” and require federal permitting and regulatory control of hydraulic fracturing and disclosure of the chemical constituents of the fluids used in the fracturing process. Scrutiny of hydraulic fracturing activities continues in other ways. In December 2016, the EPA issued a report on the potential impacts of hydraulic fracturing on drinking water resources. The final report concluded that “water cycle” activities associated with hydraulic fracturing may impact drinking water resources “under some circumstances,” noting that the following hydraulic fracturing water cycle activities and local- or regional-scale factors are more likely than others to result in more frequent or more severe impacts: water withdrawals for fracturing in times or areas of low water availability; surface spills during the management of fracturing fluids, chemicals or produced water; injection of fracturing fluids into wells with inadequate mechanical integrity; injection of fracturing fluids directly into groundwater resources; discharge of inadequately treated fracturing wastewater to surface waters; and disposal or storage of fracturing wastewater in unlined pits. To date, EPA has taken no further action in response to the December 2016 report. Under the federal CWA, the EPA also prohibits the discharge of wastewater from hydraulic fracturing and certain other natural gas operations to publicly owned wastewater treatment plants.

State and federal regulatory agencies have also recently focused on a possible connection between the operation of injection wells used for natural gas and oil waste disposal and seismic activity. Increased regulation and attention given to induced seismicity could lead to greater opposition to, and litigation concerning, natural gas and oil activities utilizing hydraulic fracturing or injection wells for waste disposal, which could indirectly impact our business, financial condition and results of operations. See “Risk Factors—Risks Related to Regulatory Matters—Increased regulation of hydraulic fracturing could result in reductions of, or delays in, natural gas production by our customers, which could adversely impact our revenue.”

We cannot predict the future of any such legislation and what additional, if any, provisions would be included. If additional levels of regulation, restrictions and permits were required through the adoption of new laws and regulations at the federal or state level or the development of new interpretations of those requirements by the agencies that issue the required permits could lead to operational delays, increased operating costs and process prohibitions that could reduce demand for our compression operations, which would materially adversely affect our revenue and results of operations.

Solid Waste

The Resource Conservation and Recovery Act (“RCRA”) and comparable state laws control the management and disposal of hazardous and non-hazardous waste. These laws and regulations govern the generation, storage, treatment, transfer and disposal of wastes that we generate including, but not limited to, used oil, antifreeze, filters, sludges, paint, solvents and sandblast materials. The EPA and various state agencies have limited the approved methods of disposal for these types of wastes. Drilling fluids, produced waters and most of the other wastes associated with the exploration, development and production of natural gas, natural gas liquids and oil, if properly handled, are currently exempt from regulation as hazardous waste under RCRA and, instead, are regulated under RCRA’s less stringent non-hazardous waste provisions, state laws or other federal laws. However, it is possible that certain natural gas, natural gas liquids and oil drilling and production wastes now classified as non-hazardous could be classified as hazardous wastes in the future. Any such change could result in an increase in the costs to manage and dispose of wastes, which could increase the costs of our customers’ operations.

Site Remediation

The Comprehensive Environmental Response Compensation and Liability Act (“CERCLA”) and comparable state laws impose strict, joint and several liability without regard to fault or the legality of the original conduct on certain classes of persons that are considered to have contributed to the release of a hazardous substance into the environment. These persons include the owner and operator of a disposal site where a hazardous substance release occurred and any company that transported, disposed of or arranged for the transport or disposal of hazardous substances released at the site. Under CERCLA, such persons may be liable for the costs of remediating the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. Additionally, where contamination may be present, it is not uncommon for the neighboring landowners and other third parties to file claims for personal injury, property damage and recovery of response costs. While we generate materials in the course of our operations that may be regulated as hazardous substances, we have not received notification that we may be potentially responsible for cleanup costs under CERCLA at any site.

While we do not currently own or lease any facilities or properties for storage or maintenance of our inactive compression operations equipment, we may use third-party properties for such storage and possible maintenance and repair activities. Additionally, our active compression operations equipment typically is installed on properties owned or leased by third-party customers and operated by us pursuant to terms set forth in the contracts executed by those customers. Under most of our contracts, our customers must contractually indemnify us for certain damages we may suffer as a result of the release into the environment of hazardous and toxic substances. We are not currently responsible for any remedial activities at any properties we use; however, there is always the possibility that our future use of those properties may result in spills or releases of petroleum hydrocarbons, wastes or other regulated substances into the environment that may cause us to become subject to remediation costs and liabilities under CERCLA, RCRA or other environmental laws. We cannot provide any assurance that the costs and liabilities associated with the future imposition of such remedial obligations upon us would not have a material adverse effect on our operations or financial position.

Endangered Species Act and Migratory Birds

The Endangered Species Act (“ESA”) was established to protect endangered and threatened species. Pursuant to the ESA, if a species is listed as threatened or endangered, restrictions may be imposed on activities adversely affecting that species’ habitat. The U.S. Fish and Wildlife Service may designate critical habitat and suitable habitat areas it believes are necessary for survival of a threatened or endangered species. While some of our facilities are in areas that may be designated as a habitat for endangered species, we believe that we are in substantial compliance with the ESA. Similar protections are offered to migratory birds under the Migratory Bird Treaty Act, and to bald and golden eagles under the Bald and Golden Eagle Protection Act. The presence of any protected species or the final designation of previously unprotected species as threatened or endangered in areas where we operate could result in increased costs from species protection measures or could result in limitations, delays, or prohibitions on our exploration and production activities that could have an adverse effect on our ability to develop and produce our reserves.

Safety and Health

The Occupational Safety and Health Act (“OSHA”) and comparable state laws and regulations govern the protection of the health and safety of employees. The OSHA hazard communication standard, the EPA community right-to-know regulations under Title III of CERCLA and similar state statutes and regulations require that we organize and, as necessary, disclose information about hazardous materials used or produced in our operations to various federal, state and local agencies, as well as employees. Other OSHA standards regulate specific worker safety aspects of our operations.

Properties

We do not currently own or lease any material facilities or properties for storage or maintenance of our compression units. As of December 31, 2022, our headquarters consisted of 13,279 square feet of leased space located at 15320 Highway 105 W, Suite 210, Montgomery, Texas 77356, and 13,320 square feet of leased space located at 15258 Highway 105 W, Suite 200, Montgomery, Texas 77356.

Legal Proceedings

From time to time, we and our subsidiaries may be involved in various claims and litigation arising in the ordinary course of business. In management’s opinion, the resolution of such matters is not expected to have a material adverse effect on our financial position, results of operations or cash flows.

Beginning in October 2019 through March 2023, we received notices of audits from the State of Texas Comptroller’s office for the periods covering December 2015 through October 2022. Based on the timing and nature of a previous settlement, we may receive similar treatment on settlement of our sales tax liability. We are actively in settlement discussions with the Comptroller, and if necessary, we will exhaust our administrative remedies to the maximum extent possible. See “Risk Factors—We have in the past been, and may in the future be, subject to sales tax audits in jurisdictions where we operate. As a result we may incur material unanticipated sales tax liabilities.”

Human Capital

Employees

As of December 31, 2022, we had 720 full-time employees. None of our employees are subject to collective bargaining agreements.

We consider our employees to be our greatest asset and believe that our success depends on our ability to attract, develop and retain our employees. Diversity and inclusion are foundational to our leadership approach and our focus is on how our actions and the actions of our employees foster diversity and inclusion in our everyday activities at Kodiak. We support diversity in hiring, and 45% of our executive leadership team is gender or ethnically diverse and 42% of our total workforce is gender or ethnically diverse.

We support gender and ethnic pay equity and believe we offer competitive and comprehensive compensation and benefits packages that include annual bonuses, stock awards, a 401(k) plan with employer contribution, healthcare and insurance benefits, health savings and flexible spending accounts with employer contribution, paid time off, family leave, an employee assistance program and tuition assistance, among many other benefits.

Safety, Health and Wellness

The success of our business is fundamentally connected to the well-being of our people, and so we are committed to the safety, health and wellness of our employees. Safety is a core value of our company. We actively promote the highest standards of safety, behavior and environmental awareness and strive to meet or exceed all applicable local and national regulations.

Talent Development

We invest significant resources to develop the talent needed to provide our industry-leading natural gas compression operations. We work closely with suppliers to develop training programs for our field service technicians. Our field service technicians are supported by a dedicated training team. Additionally, we offer a number of non-technical, targeted skills-based and career-enhancing training programs, including technical orientation for non-technical employees, supervisor coaching, performance management and conflict resolution. Our talent development programs provide employees with the resources they need to help achieve their career goals, build management skills and lead their organizations.

MANAGEMENT

Directors and Executive Officers

Set forth below are the names, ages and positions of our directors, director nominees and executive officers as of the date hereof.

Name	Age	Position
Mickey McKee	45	President, Chief Executive Officer and Director Nominee
Chad Lenamon	47	Executive Vice President and Chief Operations Officer
John Griggs	51	Executive Vice President and Chief Financial Officer
Kelly Battle	52	Executive Vice President, Chief Legal Officer, Chief Compliance Officer and Corporate Secretary
Cory Roclawski	43	Executive Vice President and Chief Human Resource Officer
Alex Darden	48	Director
Teresa Mattamouros	43	Director
Randall Hogan	67	Director Nominee
Terry Bonno	65	Director Nominee
Peggy Montana	68	Director Nominee
Jon-Al Duplantier	55	Director Nominee
Chris Drumgoole	47	Director Nominee
Gretchen Holloway	48	Director Nominee

Robert (“Mickey”) McKee—President, Chief Executive Officer and Director Nominee. Robert (“Mickey”) McKee formed Kodiak Gas Services, LLC in June 2011, and he has served as its President since 2011 and its Chief Executive Officer since 2019. Mr. McKee brings 19 years of experience to us with extensive background in natural gas compression operations. Prior to co-founding our predecessor in 2010, he was the Senior Vice President of Sales and Engineering for CDM Resource Management, LLC (“CDM”), a provider of contract natural gas compression operations, from 2003 to 2010. He also managed the Engineering and Fleet Management group, worked with vendors and OEM manufacturers, as well as managed the sales and marketing efforts of some of the highest growth areas at CDM, all the while building meaningful relationships with customers. Prior to that, Mr. McKee worked for two years in CDM’s Operations group researching and qualifying projects as well as installing that equipment across Texas and Louisiana. He contributes much of his knowledge of the industry to his time working directly for the original founders of CDM Resource Management. He received a Bachelor’s Degree in Mechanical Engineering from Tulane University.

William (“Chad”) Lenamon—Executive Vice President and Chief Operations Officer. William (“Chad”) Lenamon has served as our Executive Vice President and Chief Operations Officer since January 2023 and has served as the Chief Operating Officer of Kodiak Gas Services, LLC since October 2022. Previously, Mr. Lenamon served as Executive Vice President of Special Projects and Supply Chain of Kodiak Gas Services, LLC from October 2019 to October 2022. Prior to joining the Company, Mr. Lenamon spent over 25 years serving in various roles in operations, engineering, fleet management, and supply chain within the natural gas and oil compression industry, including President and Chief Operating Officer of Pegasus Optimization Managers, LLC from July 2017 until its acquisition by the Company in October 2019, and President and Chief Operating Officer of CDM Resource Management, LLC from 2010 to 2015.

John Griggs—Executive Vice President and Chief Financial Officer. John Griggs has served as our Executive Vice President and Chief Financial Officer since January 2023. Prior to joining the Company, Mr. Griggs held Chief Financial Officer roles at Circulus Holdings, PBLLC, a leading plastics recycling company, from June 2021 to January 2023; Conquest Completion Services, LLC, a leading operator of high-capacity coiled tubing units for the natural gas and oil industry, from June 2018 to June 2021; and Rubicon Oilfield International, LLC, an oilfield products manufacturing company, from 2015 to June 2018. From 2011 through 2014, Mr. Griggs was a Managing Director at CSL Capital Management, an energy private equity firm. From 2005 through 2011,

Mr. Griggs was a Senior Vice President for the direct capital arm of the D.E. Shaw Group where he focused on direct debt and equity investments in energy companies. From 2017 to April 2021, Mr. Griggs was a board member and chairman of the audit committee of Nuverra Environmental Solutions, Inc. Mr. Griggs received a Master of Business Administration from the Harvard Business School and a Bachelor of Arts in Liberal Arts from the University of Texas at Austin.

Kelly Battle—Executive Vice President, Chief Legal Officer, Chief Compliance Officer and Corporate Secretary. Kelly Battle has served as our Executive Vice President, Chief Legal Officer, Chief Compliance Officer and Corporate Secretary since December 2022. Prior to joining the Company, Ms. Battle was the Vice President, General Counsel and Corporate Secretary at Exterran Corporation (and its predecessors and affiliates), a provider of oil and natural gas production, processing, treating, transportation, and produced water treatment solutions, where she worked for over 18 years in various roles. Prior to joining Exterran Corporation, Ms. Battle was an attorney with Vinson & Elkins from 2000 to 2004 and Clements, O’Neill, Pierce, Nickens, Wilson & Fulkerson from 1996 to 2000. She received her Juris Doctor as well as her Bachelor of Arts, Plan II from the University of Texas at Austin.

Cory Roclawski—Executive Vice President and Chief Human Resource Officer. Cory Roclawski has served as our Executive Vice President and Chief Human Resource Officer since January 2023 and has served as the Chief Human Resource Officer of Kodiak Gas Services, LLC since February 2020. Prior to joining the Company, Ms. Roclawski was the Vice President of Human Resources at Rubicon Oilfield International, LLC from May 2016 to February 2020, and Senior Human Resource Manager at Exterran Corporation from October 2012 to May 2016. She received a Master of Business Administration from Baldwin Wallace University and a Bachelor of Science in Business Administration in Labor Relations and Human Resource Management from Miami University.

Alex Darden—Director. Alex Darden serves as a Director of Covanta Holding Corporation, Cypress Creek Renewables, LLC and is part of the investment council of Inkomoko. He is also President of EQT Partners Inc. and Head of EQT Infrastructure Advisory Team Americas. Prior to joining EQT Partners in 2008, Alex worked at GE Energy Financial Services where he made structured debt and equity investments in energy industry assets and companies. From 1998 to 2002, Alex held various positions within ABB Inc. Alex previously was a member of the board of directors of Restaurant Technologies Inc., Contanda Terminals LLC, Direct ChassisLink Inc., Peregrine Midstream Partners LLC, Synagro Technologies Inc, Fenix Marine Services Ltd., and Dextr.Cloud Inc. Alex received a Bachelor of Science in Business from North Carolina State University.

We believe that Mr. Darden’s extensive leadership experience, skills and background qualify him to serve as a member of our board of directors.

Teresa Mattamouros—Director. Teresa Mattamouros is a Managing Director at EQT Partners since May 2022. Prior to joining EQT, Ms. Mattamouros was a Managing Director at SCF Partners, where she was from November 2017 through January 2022, having served as interim CEO of Frontier Tubular Solutions between 2020 and 2021 and as a member of the board of directors of Frontier Tubular Solutions and ProDirectional. Ms. Mattamouros was part of Baker Hughes between 2016 and 2017, serving in key positions in the finance and technology organizations and playing a key role in the integration of GE Oil & Gas and Baker Hughes. Prior to that, Ms. Mattamouros was part of the investment banking divisions of Goldman Sachs and Morgan Stanley, where she advised companies in the energy sector in M&A and capital markets transactions. Ms. Mattamouros received a degree in Architecture from Technical University of Lisbon and a Master of Business Administration from Jones Graduate School of Management at Rice University.

We believe that Ms. Mattamouros’ industry experience and deep knowledge of our business make her well suited to serve as a member of our board of directors.

Randall Hogan—Director Nominee. Randall Hogan has served as Chairperson of the board of directors of Kodiak Gas Services, LLC since January 2019, Chairperson of the board of directors of nVent Electric plc since

May 2018, and a member of the board of directors of Medtronic plc since January 2015. Mr. Hogan has been an Advisor to EQT since 2018. Mr. Hogan retired in May 2018 after serving as Pentair plc’s Chief Executive Officer from 2001 to 2018 and as its Chairman of the board from 2002 to 2018. Prior to his role as Chief Executive Officer, Mr. Hogan held various leadership roles at Pentair plc including President and Chief Operating Officer from 1999 to December 2000, and Executive Vice President and President of the Electrical and Electronic Enclosures Group from 1998 to 1999. Prior to joining Pentair plc in 1998, Mr. Hogan served as President of United Technologies’ Carrier Transicold Division; Vice President and General Manager at the Pratt & Whitney Industrial Turbines; executive positions at General Electric; and Consultant at McKinsey & Company. From 2010 to 2015, Mr. Hogan was Chairperson of the Board of the Federal Reserve Bank of Minneapolis. Mr. Hogan received a Bachelor of Science in Civil and Environmental Engineering from the Massachusetts Institute of Technology and a Master of Business Administration from the University of Texas at Austin.

We believe that Mr. Hogan’s organizational leadership and board experience make him well suited to serve as a member of our board of directors.

Terry Bonno—Director Nominee. Terry Bonno has been a member of the board of directors of Kodiak Gas Services, LLC since February 2019. Additionally, she serves on the NOW Inc. (DNOW) board of directors and the audit committee since May 2014, and the environmental, social, governance and nominating committee since May 2022. From 2017 to the divesture to 3i Group plc in 2019, Ms. Bonno served as a board director of Tampnet Inc., an operator of offshore high-capacity communication networks. Ms. Bonno also served as a board director for several energy industry and charity boards. She has continued her charity board service since 2014 to Spindletop Community Impact Partners. In 2017, Ms. Bonno was chosen as an industry expert to serve in an advisory capacity to the National Offshore Safety Advisory Committee for a three-year term ending in 2020. Ms. Bonno also served as Senior Vice President of Industry and Community Relations for Transocean Ltd. from 2017 until her retirement in October 2018. Before that, Ms. Bonno served as Senior Vice President of Marketing for Transocean Ltd. from 2011 to 2017 and as Vice President of Marketing from 2008 to 2011, with oversight of Transocean’s marketing in fourteen countries. Previously, Ms. Bonno served in various director and management roles at Transocean Ltd., leading the Marketing and Contracts efforts for West Africa and the Americas from 2001 until 2008. Ms. Bonno previously served in various director and management positions of increasing responsibility in accounting, corporate planning and marketing. Ms. Bonno received a Bachelor of Business Administration in Accounting from Stephen F. Austin State University, and she is a Certified Public Accountant.

We believe that Ms. Bonno’s public and private company board experience, extensive industry experience and expertise in business development make her a valuable addition to our board of directors.

Margaret (“Peggy”) Montana—Director Nominee. Margaret (“Peggy”) Montana has been a member of the board of directors of Kodiak Gas Services, LLC since February 2019 and of Gibson Energy since September 2020. Ms. Montana retired as Chief Executive Officer and President of Shell Midstream Partners G.P., LLC in June 2015, and served on its board of directors from June 2014 to March 2020. Ms. Montana served in many roles with Shell USA, Inc. from August 2004 to June 2015, including Executive Vice President, U.S. Pipelines and Special Projects and Executive Vice President, Supply and Distribution. Ms. Montana has served as Chair of the American Petroleum Institute Downstream Committee and led a study on Emergency Preparedness for the National Petroleum Council. Ms. Montana has also served on the board of the Houston YMCA since 2009 and the Board of Trustees for Missouri University of Science & Technology since April 2018. Previously, Ms. Montana also served on the boards of Contanda LLC from June 2017 to December 2019 and KMG Chemicals, Inc. from December 2017 to November 2018. Ms. Montana received a Bachelor’s Degree in Chemical Engineering from the University of Missouri-Rolla.

We believe that Ms. Montana’s energy industry and senior executive experience make her a valuable addition to our board of directors.

Jon-Al Duplantier—Director Nominee. Jon-Al Duplantier is expected to become a director of the Company upon consummation of the initial public offering. Mr. Duplantier has been a member of the board of directors of Sitio Royalties Corp. since December 2022, of Stellar Bancorp, Inc. since October 2022, and of AltaGas Ltd. since February 2021. Mr. Duplantier previously served as a member of the board of directors of Brigham Minerals, Inc. from February 2021 to December 2022 and of Allegiance Bancshares, Inc. from January 2021 to September 2022. Mr. Duplantier retired as President, Rental Tools and Well Services of Parker Drilling Company in July 2020 after serving in such capacity since April 2018. Prior to holding such position, Mr. Duplantier served as Senior Vice President, Chief Administrative Officer and General Counsel from April 2014 to March 2018, among other roles from September 2009 to April 2014. Parker Drilling Company filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code in December 2018. Prior to joining Parker Drilling Company, Mr. Duplantier served in many senior legal, commercial and environmental roles at ConocoPhilips from August 2002 to September 2009, including Senior Counsel, Exploration and Production, Managing Counsel, Indonesia, and Managing Counsel, Environmental, among other positions. Mr. Duplantier began his career as a patent attorney in the E.I. Du Pont de Nemours and Company legal department. Mr. Duplantier received a Juris Doctor from Louisiana State University and a Bachelor of Science in Chemistry from Grambling State University.

We believe that Mr. Duplantier’s broad experience across commercial, governance and legal aspects of business, along with his professional and leadership experience make him a valuable addition to our board of directors.

Christopher (“Chris”) Drumgoole—Director Nominee. Christopher (“Chris”) Drumgoole is expected to become a director of the Company upon consummation of the initial public offering. Mr. Drumgoole has been a member of the board of directors of PetSmart, Inc. since November 2019, of ONUG, a forum for IT business leaders interested in open technologies, since January 2016, of the Advisory Board of Florida International University’s College of Engineering & Computing since January 2011 and has been a board observer of Infinia ML since April 2020. Mr. Drumgoole has served as Executive Vice President and Chief Operating Officer of DXC Technology Company since August 2021, and he previously served as Executive Vice President and Chief Information Officer from April 2020 to August 2021. Before joining DXC Technology Company, Mr. Drumgoole served as Chief Information Officer at General Electric Co. from May 2018 to April 2020, and as Chief Technology Officer from April 2014 to April 2018. Prior to that, Mr. Drumgoole was the Chief Operating Officer of the Terremark subsidiary of Verizon Enterprise Solutions from January 2012 to April 2014. Mr. Drumgoole previously held other senior positions with Terremark Worldwide, Inc. from October 2008 to January 2012. Mr. Drumgoole received a Bachelor of Business Administration in Management Information Systems from Pace University.

We believe that Mr. Drumgoole’s executive leadership experience and technology strategy and management experience in complex technology environments make him a valuable addition to our board of directors.

Gretchen Holloway—Director Nominee. Gretchen Holloway is expected to become a director of the Company upon consummation of the initial public offering. Ms. Holloway has been a member of the board of directors of the Women Thrive Advisory Board since September 2022, of Caribbean Utilities Company, Ltd. since May 2021, and of Inforum, a professional organization designed to accelerate careers for women and boost talent initiatives for companies in Michigan, since May 2019. Ms. Holloway has also been a member of the finance committee of the Children’s Hospital of Michigan Foundation since July 2015. Ms. Holloway has served as Senior Vice President and Chief Financial Officer of ITC Holdings Corp. since July 2017, and she previously served as Vice President, Interim Chief Financial Officer and Treasurer from October 2016 to July 2017, Vice President and Treasurer from November 2015 to October 2016, Vice President, Finance from May 2014 to November 2015, and various senior and director-level roles from January 2004 to May 2014. In her current role, Ms. Holloway is responsible for the Company’s accounting, internal audit, treasury, financial planning and analysis, management reporting, risk management and tax functions. Prior to joining ITC Holdings Corp., Ms. Holloway held various financial roles at CMS Energy Corp. from November 1999 to January 2004. Ms. Holloway began her career in public accounting at Arthur Andersen. Ms. Holloway received a Bachelor of Business Administration in Finance from Western Michigan University.

We believe that Ms. Holloway’s technical financial skills, business acumen and leadership experience make her a valuable addition to our board of directors.

Board of Directors

The number of members of our board of directors will be determined from time to time by resolution of the board of directors. We expect our board of directors will consist of nine persons upon the consummation of this offering.

Additionally, upon the consummation of this offering, our board of directors will be divided into three classes of directors, with each class as equal in number as possible, serving staggered three-year terms. Class I, Class II and Class III directors will serve until our annual meetings of stockholders in 2024, 2025 and 2026, respectively. Mickey McKee, Jon-Al Duplantier and Gretchen Holloway will be assigned to Class I; Alex Darden, Randall Hogan and Peggy Montana will be assigned to Class II; and Teresa Mattamouros, Chris Drumgoole and Terry Bonno will be assigned to Class III. At each annual meeting of stockholders held after the initial classification, directors will be elected to succeed the class of directors whose terms have expired. This classification of our board of directors could have the effect of increasing the length of time necessary to change the composition of a majority of the board of directors. In general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of the board of directors. Our directors are removable only for “cause.”

In evaluating director candidates, we will assess whether a candidate possesses the integrity, judgment, knowledge, experience, skills and expertise that are likely to enhance the board of directors’ ability to manage and direct our affairs and business, including, when applicable, to enhance the ability of the committees of the board of directors to fulfill their duties.

Our board of directors has determined that Alex Darden, Teresa Mattamouros, Randall Hogan, Terry Bonno, Peggy Montana, Jon-Al Duplantier, Chris Drumgoole and Gretchen Holloway are independent under NYSE listing standards. After the completion of this offering, Randall Hogan will serve as chairman of our board of directors.

Controlled Company Status

For purposes of the corporate governance rules of the NYSE, we expect to be a “controlled company” upon completion of this offering. Controlled companies under those rules are companies of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. Kodiak Holdings will directly own (and EQT will indirectly own) more than 50% of our voting power upon completion of this offering. Accordingly, we expect to be eligible for, but do not currently intend to rely on, certain exemptions from the corporate governance requirements of the NYSE. Specifically, as a “controlled company,” we would not be required to have (1) a majority of independent directors, (2) a nominating and corporate governance committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, (3) a compensation committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities or (4) an annual performance evaluation of the nominating and governance and compensation committees. In the event we elect to rely on some or all of these exemptions in the future, you would not have the same protections afforded to stockholders of companies that are subject to all of the applicable corporate governance rules of the NYSE.

Committees of the Board of Directors

Our board of directors intends to establish an audit & risk committee, a nominating, governance and sustainability committee and a personnel & compensation committee prior to the completion of this offering, and we may have such other committees as the board of directors shall determine from time to time. We anticipate that each of the standing committees of the board of directors will have the composition and responsibilities described below.

Audit & Risk Committee

We will establish an audit & risk committee prior to the completion of this offering. We anticipate that following the completion of this offering, our audit & risk committee will consist of Gretchen Holloway, Peggy Montana and Chris Drumgoole, each of whom will be independent under SEC rules and NYSE listing standards. Gretchen Holloway will serve as chair of the audit & risk committee. As required by the SEC rules and NYSE listing standards, the audit & risk committee will consist solely of independent directors. SEC rules also require that a public company disclose whether its audit committee has an “audit committee financial expert” as a member. An “audit committee financial expert” is defined as a person who, based on his or her experience, possesses the attributes outlined in such rules. We anticipate that Gretchen Holloway will satisfy the definition of “audit committee financial expert.”

This committee will oversee, review, act on and report on various auditing and accounting matters to our board of directors, including the selection of our independent accountants, the scope of our annual audits, fees to be paid to the independent accountants, the performance of our independent accountants and our accounting practices. In addition, the audit & risk committee will oversee our compliance programs relating to legal and regulatory requirements. We expect to adopt an audit & risk committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and the listing standards of the NYSE.

Nominating, Governance and Sustainability Committee

We will establish a nominating, governance and sustainability committee prior to the completion of this offering. We anticipate that the nominating, governance and sustainability committee will consist of Jon-Al Duplantier, Alex Darden and Terry Bonno, each of whom will be independent under NYSE listing standards. Jon-Al Duplantier will serve as chair of the nominating, governance and sustainability committee. This committee will identify, evaluate and recommend qualified nominees to serve on our board of directors; develop and oversee our internal corporate governance processes; and maintain a management succession plan. We expect to adopt a nominating, governance and sustainability committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and the listing standards of the NYSE.

Personnel & Compensation Committee

We will establish a personnel & compensation committee prior to the completion of this offering. We anticipate that the personnel & compensation committee will consist of Terry Bonno, Teresa Mattamouros and Randall Hogan, each of whom will be independent under NYSE listing standards. Terry Bonno will serve as chair of the personnel & compensation committee. This committee will establish salaries, incentives and other forms of compensation for officers and other employees and will administer our incentive compensation and benefit plans. We expect to adopt a personnel & compensation committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and the listing standards of the NYSE.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serve on the board of directors or compensation committee of a company that has an executive officer that serves on our board or personnel & compensation committee. No member of our board is an executive officer of a company in which one of our executive officers serves as a member of the board of directors or compensation committee of that company.

Executive Sessions of Our Board of Directors

Our independent directors are provided the opportunity to meet in executive sessions at each regularly scheduled meeting of our board.

Risk Oversight

The board is actively involved in oversight of risks that could affect us. This oversight function is conducted primarily through committees of our board, but the full board retains responsibility for general oversight of risks. The audit committee is charged with oversight of our system of internal controls and risks relating to financial reporting, legal, regulatory and accounting compliance. Our board will continue to satisfy its oversight responsibility through full reports from the audit committee chair regarding the committee’s considerations and actions, as well as through regular reports directly from officers responsible for oversight of particular risks within our Company.

Code of Business Conduct and Ethics

Prior to the completion of this offering, our board of directors will adopt a code of business conduct and ethics applicable to our employees, directors and officers, in accordance with applicable U.S. federal securities laws and the corporate governance rules of the NYSE. Any waiver of this code may be made only by our board of directors and will be promptly disclosed as required by applicable U.S. federal securities laws and the corporate governance rules of the NYSE.

Corporate Governance Guidelines

Prior to the completion of this offering, our board of directors will adopt corporate governance guidelines in accordance with the corporate governance rules of the NYSE.

EXECUTIVE COMPENSATION

Executive Compensation

We are currently considered an “emerging growth company” within the meaning of the Securities Act for purposes of the SEC’s executive compensation disclosure rules. Accordingly, we are required to provide a Summary Compensation Table and an Outstanding Equity Awards at Fiscal Year End Table, as well as limited narrative disclosures regarding executive compensation for our last completed fiscal year. Further, our reporting obligations extend only to the following “Named Executive Officers,” which are the individuals who served as our principal executive officer during the fiscal year ended December 31, 2022 (the “2022 Fiscal Year”) and our next two most highly compensated executive officers at the end of the 2022 Fiscal Year.

Name	Principal Position
Mickey McKee	President and Chief Executive Officer
Ewan Hamilton	Executive Vice President and Chief Financial Officer*
Chad Lenamon	Executive Vice President and Chief Operations Officer

*	As of January 2023, Mr. Hamilton serves as our Executive Vice President and Chief Accounting Officer and no longer serves as Chief Financial Officer.

2022 Summary Compensation Table

The following table summarizes the compensation awarded to, earned by or paid to our Named Executive Officers for the 2022 Fiscal Year.

Name and Principal Position	Year	Salary ($) (1)	Bonus ($) (2)	Option Awards ($) (3)	Nonequity Incentive Plan Compensation ($) (4)	All Other Compensation ($) (5)	Total ($)
Mickey McKee President and Chief Executive Officer	2022	650,635	150,000	111,250	646,505	36,753	1,595,143
Ewan Hamilton(6) Executive Vice President and Chief Financial Officer	2022	390,462	150,000	111,250	275,176	38,096	964,984
Chad Lenamon Executive Vice President and Chief Operations Officer	2022	341,662	150,000	111,250	248,013	39,900	890,825

(1)	Amounts in this column reflect the base salary earned by each Named Executive Officer in the 2022 Fiscal Year.
(2)	Amounts in this column reflect discretionary one-time bonuses earned by each Named Executive Officer in the 2022 Fiscal Year.
(3)

Amounts reported in the “Option Awards” column reflect the aggregate grant date fair value, computed in accordance with FASB ASC Topic 718, of Class B Units of Kodiak Holdings granted to each Named Executive Officer during the 2022 Fiscal Year. The Class B Units represent membership interests in Kodiak Holdings that are intended to constitute profits interests for federal income tax purposes. Despite the fact that the Class B Units do not require the payment of an exercise price, they are most similar economically to stock options. Accordingly, they are classified as “options” under the definition provided in Item 402(a)(6)(i) of Regulation S-K as an instrument with an “option-like feature.” See Note 9 (“Stockholders’ Equity—Class B and C Profits Interests”) to our Consolidated Financial Statements for details.

(4)

The Company maintains long-term and short-term cash-based incentive compensation plans with one-year and quarterly performance periods, respectively. As of the date of this filing, performance against the applicable performance targets has not been determined for the short-term cash-based incentive compensation plan and, as such, the amounts in this column are estimates. The amounts set forth in this filing for each Named Executive Officer are broken down as follows: (i) for Mr. McKee, $646,505 (all under the Company’s short-term incentive plan); (ii) for Mr. Hamilton, $275,176 ($30,000 of which was earned under the Company’s long-term incentive plan and $245,176 of which was earned under the Company’s short- term incentive plan); and (iii) for Mr. Lenamon, $248,013 ($30,000 of which was earned under the Company’s long-term incentive plan and $218,013 of which was earned under the Company’s short-term incentive plan). Please see the “Narrative Disclosure to Summary Compensation Table” below for more details regarding the Company’s long-term and short-term cash-based incentive compensation plans.

(5)

Amounts in this column reflect truck allowances, 401(k) plan matching contributions and premiums paid by the Company for additional disability insurance purchased for each Named Executive Officer. The amounts set forth in this filing for each Named Executive Officer is broken down as follows: (i) for Mr. McKee, $36,753 ($17,400 of which was for truck allowances, $15,610 of which was for 401(k) plan matching contributions and $3,743 of which was Company-paid premiums for additional disability insurance); (ii) for Mr. Hamilton, $38,096 ($17,400 of which was for truck allowances, $18,301 of which was for 401(k) plan matching contributions and $2,395 of which was Company-paid premiums for additional disability insurance); and (iii) for Mr. Lenamon, $39,900 ($17,400 of which was for truck allowances, $18,300 of which was for 401(k) plan matching contributions and $4,200 of which was Company-paid premiums for additional disability insurance).

(6)	As of January 2023, Mr. Hamilton serves as our Executive Vice President and Chief Accounting Officer and no longer serves as Chief Financial Officer.

Narrative Disclosure to Summary Compensation Table

Employment Agreements

Kodiak Holdings has entered into employment agreements with each of the Named Executive Officers that memorialize each Named Executive Officer’s employment with the Company and provide for base salaries, bonus opportunities, equity incentive opportunities, paid vacation, reimbursement of reasonable business expenses and eligibility to participate in Company benefit plans generally.

Messrs. McKee’s, Hamilton’s and Lenamon’s actual base salaries earned in 2022 were $650,635, $390,462 and $341,662, respectively, which salaries were adjusted to $660,000, $396,000 and $345,000, respectively, during the 2022 calendar year. Messrs. McKee, Hamilton and Lenamon are also eligible to earn discretionary target bonuses under their employment agreements, and the current discretionary bonus opportunities available are described in the “Long-Term and Short-Term Incentive Compensation” disclosure below. As indicated in note (3) of the “2022 Summary Compensation Table” above, each employment agreement also provides for equity incentive participation through Class B Units in Kodiak Holdings.

Each employment agreement provides for certain severance benefits upon a resignation by the Named Executive Officer for “Good Reason” or upon a termination of the Named Executive Officer’s employment by Kodiak Holdings without “Cause.” Please see the section entitled “Additional Narrative Disclosure—Potential Payments Upon Termination or Change in Control” below for more details regarding the severance benefits each Named Executive Officer is eligible to receive.

Long-Term and Short-Term Incentive Compensation

In 2022, our Named Executive Officers were eligible for discretionary bonuses under our long-term and short-term cash-based incentive compensation plans, which bonuses were paid in lieu of their entitlements under their employment agreements. Under our long-term incentive cash-based incentive compensation plan (the “LTIP”), participants earn annual cash awards that are payable based on the achievement of individual performance metrics over a one-year period. Under our short-term cash-based incentive compensation plan (the “STIP”), participants earn quarterly and annual cash awards that are payable based on the achievement of personal, financial and safety target metrics (calculated on a quarterly basis as the product of (i) individual earnings, multiplied by (ii) the individual target, multiplied by (iii) a set payout factor), with up to 20% of the amounts held back and payable on an annual basis. Under our LTIP and STIP, our Named Executive Officers participated as follows: (a) Mr. McKee did not participate in the LTIP during the 2022 calendar year, but did earn discretionary bonuses under the STIP with a 100% target based on the achievement of financial and safety metrics; and (b) Messrs. Hamilton and Lenamon participated in the LTIP and earned discretionary bonuses under the STIP, each with a STIP target of 65% and based on the achievement of personal, financial and safety metrics. The STIP target for Messrs. Hamilton and Lenamon was set at 55% for the first quarter of 2022 and increased to 65% in the second quarter of 2022.

Long-Term Equity Incentive Compensation

We have historically offered long-term equity incentives to our Named Executive Officers through grants of Class B Units in Kodiak Holdings. These Class B Unit awards are subject to time- and performance-based vesting requirements, and certain of the Class B Units are entitled to priority catch-up distributions. The Class B Units that are subject to time-vesting are subject to accelerated vesting upon certain change in control events and are subject to potential continued vesting upon the occurrence of certain terminations of employment. We do not anticipate that the consummation of this offering or any of the related transactions will result in accelerated vesting of any of the Class B Units in Kodiak Holdings held by the Named Executive Officers. See below under “Potential Payments Upon Termination or Change in Control” for additional information regarding the circumstances that could result in accelerated vesting of these awards.

Outstanding Equity Awards at 2022 Fiscal Year-End

The following table reflects information regarding outstanding equity-based awards held by our Named Executive Officers as of December 31, 2022.

Name	Option Awards (1)
	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date
Mickey McKee	February 15, 2021	4,704.6	(2)	18,818.3	(3)	N/A	N/A
	August 15, 2022	50	(4)	200	(5)	N/A	N/A
Ewan Hamilton	February 15, 2021	611	(6)	2,443.9	(7)	N/A	N/A
	August 15, 2022	50	(8)	200	(9)	N/A	N/A
Chad Lenamon	February 15, 2021	91.6	(10)	519.3	(11)	N/A	N/A
	August 15, 2022	37.5	(12)	212.5	(13)	N/A	N/A

(1)

All awards in this table (rounded to the nearest tenth) consist of Class B Units representing membership interests in Kodiak Holdings that are intended to constitute profits interests for federal income tax purposes. Despite the fact that the Class B Units do not require the payment of an exercise price, they are most similar economically to stock options. 25% of each Class B Unit award is subject to time-vesting and the remaining 75% is subject to performance-vesting. The time-vesting Class B Units vest over a five-year period, with 20% of the time-vesting Class B Units vesting on the first anniversary of the specified vesting commencement date and the remaining 80% vesting in equal installments on each anniversary thereafter, with such time-vesting Class B Units accelerating and becoming fully vested on the occurrence of a change of control, subject (in each case) to the Class B Unit holder’s continuous service with us through the applicable vesting date. The performance-vesting Class B Units vest based on the achievement of certain investor return metrics, subject to the Class B Unit holder’s continuous service with us through the applicable vesting date. See the “Potential Payments Upon Termination or Change in Control” section below for a summary of the treatment of the time-vesting Class B Units on certain sale events.
(2)

2,352.2 of these Class B Units were vested as of the February 15, 2021 grant date, 1,176.1 of these Class B Units vested on February 8, 2022 and 1,176.1 of these Class B Units vested on February 8, 2023.

(3)	1,176.1 of these Class B Units will vest on February 8, 2024. Additionally, 17,642.2 of these Class B Units remain eligible to performance-vest.
(4)	37.5 of these Class B Units were vested on the February 15, 2021 grant date, and 12.5 of these Class B Units vested on February 8, 2023.
(5)	12.5 of these Class B Units will vest on February 8, 2024. Additionally, 187.5 of these Class B Units remain eligible to performance-vest.
(6)	305.4 of these Class B Units were vested on the February 15, 2021 grant date, 152.7 of these Class B Units vested on February 8, 2022 and 152.7 of these Class B Units vested on February 8, 2023.
(7)	152.7 of these Class B Units will vest February 8, 2024. Additionally, 2,291.2 of these Class B Units remain eligible to performance-vest.
(8)	37.5 of these Class B Units were vested on the August 8, 2022, and 12.5 of these Class B Units vested on February 8, 2023.
(9)	12.5 of these Class B Units will vest on February 8, 2024. Additionally, 187.5 of these Class B Units remain eligible to performance-vest.
(10)	30.5 of these Class B Units were vested on the February 15, 2021 grant date, 30.5 of these Class B Units vested on October 24, 2021 and 30.5 of these Class B Units vested on October 24, 2022.
(11)	30.5 of these Class B Units will vest on each of October 24, 2023 and October 24, 2024, respectively. Additionally, 458.2 of these Class B Units remain eligible to performance-vest.
(12)	25 of these Class B Units were vested on the August 8, 2022 grant date, and 12.5 of these Class B Units vested on October 24, 2022.
(13)	12.5 of these Class B Units will vest on each of October 24, 2023 and October 24, 2024, respectively. Additionally, 187.5 of these Class B Units remain eligible to performance-vest.

Additional Narrative Disclosure

Truck Allowances

We maintain a program whereby all employees of the Company are eligible for a monthly truck allowance, including for fuel.

Retirement Benefits

We do not have a defined benefit pension plan or nonqualified deferred compensation plan. We currently maintain a retirement plan intended to provide benefits under Section 401(k) of the Code, pursuant to which employees, including the Named Executive Officers, can make voluntary pre-tax contributions. We match 100% of elective deferrals up to 6% of elective deferrals for all participants. These matching contributions are immediately vested. All contributions under the plan are subject to certain annual dollar limitations, which are periodically adjusted for changes in the cost of living.

Disability Insurance

We also maintain an additional disability insurance plan for certain key leadership employees whereby the Company pays 100% of the premiums.

Potential Payments Upon Termination or Change in Control

A Named Executive Officer’s outstanding time-vesting Class B Units in Kodiak Holdings will become 100% vested upon a “Change of Control” of Kodiak Holdings, which is generally the sale of (i) Kodiak Holdings’

equity securities pursuant to which an independent third party or parties acquires a majority of the equity securities by vote or value or (ii) all or substantially all of Kodiak Holding’s assets on a consolidated basis, and does not include an initial public offering. We do not anticipate that the consummation of this offering or any of the related transactions will constitute a “sale” of Kodiak Holdings for this purpose. Additionally, if a Class B Unit holder’s employment is terminated by Kodiak Holdings or one of its subsidiaries without “Cause,” due to the Class B Unit holder’s death or disability or due to the Class B Unit holder’s resignation for “Good Reason,” then, in each case: (a) the time-vesting Class B Units that were scheduled to vest on the next time-vesting date will immediately become vested; (b) the time-vesting Class B Units that remain unvested will remain eligible to fully vest on a change of control that occurs within the nine-month period following such termination (provided that, if a definitive agreement that, if consummated, would result in a change of control is entered into before such nine-month tail period is concluded, then the unvested time-vesting Class B Units will remain eligible to vest on the consummation of such transaction, even if such transaction occurs beyond the nine-month tail period); (c) if such termination occurs within the one-year period following a corporate transaction (which includes (I) any merger, reverse merger or similar corporate transaction that does not constitute a Change of Control, or (II) an initial public offering), then all unvested time-vesting Class B Units will immediately become vested; and (d) the performance-vesting Class B Units will remain eligible to vest for nine months following such termination.

Our Named Executive Officers’ employment agreements provide that upon a termination of their employment by Kodiak Holdings or one of its subsidiaries for any reason other than for “Cause” or upon a resignation by such Named Executive Officer for “Good Reason,” each as defined therein, subject to the Named Executive Officers’ execution and delivery of a fully effective release of claims in favor of the Company and continued compliance with applicable restrictive covenants, they will receive: (i) any unpaid bonus in respect of any fiscal year or quarter (as applicable) that has ended prior to the date of such termination; (ii) subject to satisfaction of the applicable performance objectives applicable for the fiscal year and/or quarter (as applicable) in which such termination occurs, a pro-rated amount of the annual and/or quarterly bonus (as applicable) otherwise payable for the fiscal year or quarter (as applicable) in which such termination occurs; and (iii) salary continuation payments and COBRA premium reimbursement for 18 months (in the case of Messrs. McKee and Lenamon) or 12 months (in the case of Mr. Hamilton). If a Named Executive Officer is terminated due to such Named Executive Officer’s death or disability, then such Named Executive Officer (or his estate, if applicable), will receive: (a) any unpaid bonus in respect of any fiscal year or quarter (as applicable) that has ended prior to the date of such termination; and (b) subject to satisfaction of the applicable performance objectives applicable for the fiscal year and/or quarter (as applicable) in which such termination occurs, a pro-rated amount of the annual and/or quarterly bonus (as applicable) otherwise payable for the fiscal year or quarter (as applicable) in which such termination occurs. The employment agreements also contain certain restrictive covenants that restrict (with certain limitations) our Named Executive Officers from (I) competing with Kodiak Holdings and its subsidiaries during the term of the Named Executive Officer’s employment with the Company and for the 18-month period (in the case of Messrs. McKee and Lenamon) or 12-month period (in the case of Mr. Hamilton) following termination of employment, and (II) soliciting any customers or other business relations or soliciting or hiring employees of Kodiak Holdings and its subsidiaries, in each case, during the term of the Named Executive Officer’s employment with the Company and for the 18-month period (in the case of Messrs. McKee and Lenamon) or 12-month period (in the case of Mr. Hamilton) following termination of employment.

The employment agreements for Messrs. McKee and Hamilton generally define: (i) “Cause” as (a) willful neglect in the performance of the employee’s duties for the Company or willful or repeated failure or refusal to perform such duties, (b) engagement in conduct in connection with the employee’s employment or services with the Company, which results, or could reasonably be expected to result in, material harm to the business or reputation of the Company or any other member of Kodiak Holdings’ company group, (c) conviction of, or plea of guilty or no contest to, (I) any felony or (II) any other crime that results, or could reasonably be expected to result in, material harm to the business or reputation of the Company or any other member of Kodiak Holdings’ company group, (d) material violation of the written policies of the Company, including but not limited to those relating to sexual harassment or the disclosure or misuse of confidential information, or those set forth in the manuals or statements of policy of the Company, (e) fraud or misappropriation, embezzlement, or misuse of funds or property belonging to the Company or any other member of Kodiak Holdings’ company group, (f) act of personal dishonesty that involves personal profit in connection with the employee’s employment, or (g) breach of the restrictive covenant provisions of the employment agreement or any of the other covenants specified therein; and (ii) “Good Reason” as, without the employee’s consent, (A) a material demotion in the employee’s title, duties, or responsibilities, (provided, however, that in connection with any sale, merger or similar transaction involving all or substantially all of the business or assets of the Company, neither the acquiring entity’s change in the employee’s title or reporting relationship(s) in connection with such transaction nor the employee’s duties and responsibilities being performed at a division or subsidiary of the acquiring entity shall, itself, constitute Good Reason), (B) a 5% or more reduction in base salary or target bonus (other than pursuant to an across-the-board reduction applicable to all similarly situated executives), (C) the relocation of the employee’s principal place of employment more than 30 miles from its current location, (D) a material diminution in the aggregate benefits offered under the Company’s benefit programs, including but not limited to employer health, vision, or dental employee paid premiums, vehicle allowance program or 401(k) plan, other than as a result of, or response to, changes in applicable law or customary changes across businesses in the United States, or (E) any other material breach of a provision of the employment agreement by the Company (other than a provision that is covered by clause (A), (B), or (C) above).

The employment agreement for Mr. Lenamon generally defines: (i) “Cause” as (a) willful neglect in the performance of the employee’s duties for the Company or willful or repeated failure or refusal to perform such duties, (b) engagement in conduct in connection with the employee’s employment or services with the Company (other than the good faith performance of the employee’s duties), which results in material harm to the business or reputation of the Company or any other member of Kodiak Holdings’ company group, (c) conviction of, or plea of guilty or no contest to, (I) any felony or (II) any other crime that results, or could reasonably be expected to result in, material harm to the business or reputation of the Company or any other member of Kodiak Holdings’ company group, (d) material violation of the written policies of the Company, including but not limited to those relating to sexual harassment or the disclosure or misuse of confidential information, or those set forth in the manuals or statements of policy of the Company, (e) fraud or misappropriation, embezzlement, or misuse of funds or property belonging to the Company or any other member of Kodiak Holdings’ company group, or (f) breach of the restrictive covenant provisions of the employment agreement or any of the other covenants specified therein; and (ii) “Good Reason” as, without the employee’s written consent, (A) a material demotion in the employee’s title, duties, or responsibilities, (provided, however, that in connection with any sale, merger or similar transaction involving all or substantially all of the business or assets of the Company, neither the acquiring entity’s change in the employee’s title or reporting relationship(s) in connection with such transaction nor the employee’s duties and responsibilities being performed at a division or subsidiary of the acquiring entity shall, itself, constitute Good Reason), (B) a 5% or more reduction in base salary or target bonus (other than pursuant to an across-the-board reduction applicable to all similarly situated executives), (C) the relocation of the employee’s principal place of employment more than 30 miles from its current location, (D) a material diminution in the aggregate benefits offered under the Company’s benefit programs, including but not limited to employer health, vision, or dental employee paid premiums, vehicle allowance program or 401(k) plan, other than as a result of, or response to, changes in applicable law or customary changes across businesses in the United States, or (E) any other material breach of a provision of the employment agreement by the Company (other than a provision that is covered by clause (A), (B), or (C) above).

2023 Omnibus Incentive Plan

In order to incentivize our employees following the completion of this offering, we anticipate that our board of directors will adopt an omnibus incentive plan (the “Omnibus Plan”) for employees, consultants and directors prior to the completion of this offering. Our Named Executive Officers will be eligible to participate in the Omnibus Plan, which we expect will become effective upon the consummation of this offering. We anticipate that the Omnibus Plan will provide for the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, stock awards, dividend equivalents, other stock-based awards, cash awards and substitute awards intended to align the interests of service providers, including our Named Executive Officers, with those of our shareholders.

Securities Offered

Subject to adjustment in the event of certain transactions or changes of capitalization in accordance with the Omnibus Plan, a total of                shares of common stock will initially be reserved for issuance pursuant to awards under the Omnibus Plan. The total number of shares reserved for issuance under the Omnibus Plan will be increased annually on January 1 of each fiscal year beginning in 2024 and ending and including January 1, 2033, by the lesser of (i) 3% of the total number of shares of common stock outstanding on the final day of the immediately preceding calendar year and (ii) such number of shares as is determined by our board of directors. No more than                shares of common stock under the Omnibus Plan may be issued pursuant to incentive stock options. Shares of common stock subject to an award that expires or is canceled, forfeited, exchanged, settled in cash or otherwise terminated without delivery of shares and shares withheld to pay the exercise price of, or to satisfy the withholding obligations with respect to, an award will again be available for delivery pursuant to other awards under the Omnibus Plan.

Administration

The Omnibus Plan will be administered by one or more committees of our board of directors (the “Committee”), except to the extent the Committee delegates its powers to a subcommittee or to any officer of the Company to administer the Omnibus Plan. The Committee has broad discretion to administer the Omnibus Plan, including the power to determine the number and type of awards to be granted and the terms and conditions of awards. The Committee may also accelerate the vesting or exercise of any award and make all other determinations and to take all other actions necessary or advisable for the administration of the Omnibus Plan. To the extent the Omnibus Plan administrator is not the Committee, the Committee will retain the authority to take all actions permitted by the Omnibus Plan administrator under the Omnibus Plan. Additionally, the board of directors retains the right to exercise the authority of the Committee to the extent consistent with applicable law.

Eligibility

Our employees, consultants and non-employee directors, and employees, consultants and non-employee directors of our affiliates, will be eligible to receive awards under the Omnibus Plan.

Non-Employee Director Compensation Limits

Under the Omnibus Plan, in a single fiscal year, a non-employee director may not be granted awards for such individual’s service on our board of directors having a value, taken together with any cash fees paid to such non-employee director, in excess of $750,000 (except that additional compensation may be provided to the non-employee director in the year in which the pricing date of the IPO occurs or for any year in which the non-employee director first commences services on the board of directors, serves on a special committee of the board or serves as lead director or non-executive chair of the board).

Types of Awards

Stock Options. We may grant stock options to eligible persons, except that incentive stock options may only be granted to persons who are our employees or employees of one of our subsidiaries, in accordance with Section 422 of the Code. The exercise price of a stock option generally cannot be less than 100% of the fair market value of a share of common stock on the date on which the stock option is granted and the stock option must not be exercisable for longer than 10 years following the date of grant. In the case of an incentive stock option granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our equity securities, the exercise price of the stock option must be at least 110% of the fair market value of a share of common stock on the date of grant and the stock option must not be exercisable more than five years from the date of grant.

SARs. A SAR is the right to receive an amount equal to the excess of the fair market value of one share of common stock on the date of exercise over the grant price of the SAR. The grant price of a SAR generally cannot be less than 100% of the fair market value of a share of common stock on the date on which the SAR is granted. The term of a SAR may not exceed 10 years. The Committee has the discretion to determine other terms and conditions of an SAR award.

Restricted Stock Awards. A restricted stock award is a grant of shares of common stock subject to the restrictions on transferability and risk of forfeiture imposed by the Committee. Unless otherwise determined by the Committee and specified in the applicable award agreement, the holder of a restricted stock award has rights as a shareholder, including the right to vote the shares of common stock subject to the restricted stock award or to receive dividends on the shares of common stock subject to the restricted stock award during the restriction period. In the discretion of the Committee or as set forth in the applicable award agreement, dividends distributed prior to vesting may be subject to the same restrictions and risk of forfeiture as the restricted stock with respect to which the distribution was made.

Restricted Stock Units. A restricted stock unit, or RSU, is a right to receive cash, shares of common stock or a combination of cash and shares of common stock at the end of a specified period equal to the fair market value of one share of common stock on the date of vesting. RSUs may be subject to the restrictions, including a risk of forfeiture, imposed by the Committee. If the Committee so provides, a grant of RSUs may provide a participant with the right to receive dividend equivalents.

Performance Awards. A performance award is an award that vests and/or becomes exercisable or distributable subject to the achievement of certain performance goals during a specified performance period, as established by the Committee. Performance awards may be granted alone or in addition to other awards under the Omnibus Plan and may be paid in cash, shares of common stock, other property or any combination thereof, in the sole discretion of the Committee as set forth in the applicable award agreement.

Other Stock-Based Awards. Other stock-based awards are awards denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, the value of our shares of common stock.

Cash Awards. Cash awards may be granted on such terms and conditions, including vesting conditions, and for such consideration, including no consideration or minimum consideration as required by applicable law, as the Committee determines in its sole discretion.

Substitute Awards. In connection with an entity’s merger or consolidation with the Company or the Company’s acquisition of an entity’s property or stock, awards may be granted in substitution for any other award granted before such merger or consolidation by such entity or its affiliates.

Certain Transactions

If any change is made to our capitalization, such as a share split, share combination, share dividend, exchange of shares or other recapitalization, merger or otherwise, that results in an increase or decrease in the number of outstanding shares of common stock, appropriate adjustments will be made by the Committee in the shares subject to an award under the Omnibus Plan. The Committee will also have the discretion to make certain adjustments to awards in the event of a change in control, such as accelerating the vesting or exercisability of awards, requiring the surrender of an award, with or without consideration, or making any other adjustment or modification to the award that the Committee determines is appropriate in light of such transaction.

Clawback

All awards granted under the Omnibus Plan will be subject to clawback, cancellation, recoupment, rescission, payback, reduction or other similar action in accordance with any Company clawback policy or similar policy that we may adopt and that we determine should apply to awards under the Omnibus Plan. Additionally, certain awards and cash and shares received in connection with certain awards may be forfeited or repaid to the Company by a participant upon the participant’s engagement in “Detrimental Conduct” as defined in the Omnibus Plan.

Plan Amendment and Termination

The board of directors or the Committee may amend or terminate any award, award agreement or the Omnibus Plan at any time; however, shareholder approval will be required for any amendment to the extent necessary to comply with applicable law. Shareholder approval will be required to make amendments that (i) increase the aggregate number of shares that may be issued under the Omnibus Plan, (ii) change the classification of individuals eligible to receive awards under the Omnibus Plan or (iii) reduce the exercise price of any stock option or stock appreciation right or take certain actions that would result in the reduction of such exercise price, including the grant of substitute awards or a repricing. The Omnibus Plan will remain in effect for a period of 10 years (unless earlier terminated by our board of directors).

Director Compensation

The following table summarizes the compensation awarded or paid to certain non-employee members of our board of directors for the fiscal year ended December 31, 2022. Other than the meeting fees as set forth in the table and described more fully below, we did not pay any compensation, make any equity awards or non-equity awards to, or pay any other compensation to, any of the other non-employee members of our board of directors in 2022.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($) (1)	Total ($)
Randall J. Hogan	170,000	—	170,000
Margaret C. (“Peggy”) Montana	62,500	—	62,500
Terry B. Bonno	62,500	—	62,500

We intend to implement a non-employee director compensation program in connection with this offering, but the details of this program have not yet been determined.

(1)

As of December 31, 2022, Randall J. Hogan holds 427.7 Class B Units, Margaret C. (“Peggy”) Montana holds 183.3 Class B Units, and Terry B. Bonno holds 73.3 Class B Units. The Class B Units represent membership interests in Kodiak Holdings that are intended to constitute profits interests for federal income tax purposes. Despite the fact that the Class B Units do not require the payment of an exercise price, they are most similar economically to stock options. Accordingly, they are classified as “options” under the definition provided in Item 402(a)(6)(i) of Regulation S-K as an instrument with an “option-like feature.”

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The descriptions set forth below are qualified in their entirety by reference to the applicable agreements.

Kodiak Holdings

Stockholders’ Agreement

In connection with this offering, we intend to enter into a stockholders’ agreement with Kodiak Holdings that will provide Kodiak Holdings and its affiliates who hold our shares certain rights to designate nominees for election to our board of directors. The stockholders’ agreement will provide that, subject to compliance with applicable law and stock exchange rules, for so long as Kodiak Holdings and its affiliates beneficially own at least 35% of our common stock then outstanding, it shall be entitled to designate two directors to our board of directors; and for so long as Kodiak Holdings and its affiliates beneficially own at least 10% of our common stock then outstanding, it shall be entitled to designate at least one director. So long as Kodiak Holdings has the right to designate directors to our board of directors, it will also have the right to appoint the same number of board observers, who will be entitled to attend all meetings of the board in a non-voting, observer capacity.

For so long as Kodiak Holdings beneficially owns at least 35% of our outstanding common stock, we and our subsidiaries may not, without the approval of Kodiak Holdings, take any of the following actions:

•	change the size of our board of directors;

•	amend, restate, modify or waive our certificate of incorporation or bylaws;

•

enter into voluntary liquidation or dissolution, commence bankruptcy or insolvency proceedings, adopt a plan with respect to any of the foregoing or decide not to oppose any similar proceeding commenced by a third party;

•	consummate a transaction that would result in a change of control of the Company or a sale of all or substantially all of our assets;

•	incur debt for borrowed money (or liens securing such debt) in excess of $ , including incremental incurrences under existing debt facilities;

•

authorize, create (by way of reclassification, merger, consolidation or otherwise) or issue in excess of $                 of any equity securities of any kind (other than pursuant to any equity compensation plan approved by the compensation committee or intra-company issuances among the Company and our subsidiaries), including any designation of the rights (including special voting rights) of one or more classes of preferred stock;

•	modify our dividend policy; and

•	sell, transfer or otherwise dispose of our assets not in the ordinary course of business in a transaction or series of transactions with a fair market value in excess of $ million.

After the completion of this offering, EQT will be subject to contractual restrictions that may affect Kodiak Holdings’ exercise of its rights to approve corporate actions under the Stockholders’ Agreement.

The stockholders’ agreement will terminate upon the earliest to occur of (a) the date on which Kodiak Holdings and its affiliates are no longer entitled to designate a director to the board of directors and (b) the written notice of Kodiak Holdings to the Company requesting such termination.

Registration Rights Agreement

In connection with the closing of this offering, we will enter into a registration rights agreement with Kodiak Holdings granting them registration rights. Under the registration rights agreement, we will agree to register the sale of shares of our Common Stock held by Kodiak Holdings and certain other holders under certain circumstances, and to provide such stockholders with certain customary underwritten offering, block trade and piggyback rights.

Lease Agreement

In 2020, 2021 and since January 1, 2022, Kodiak Gas Services, LLC, a wholly owned indirect subsidiary of Kodiak Gas Services, Inc., paid $90,000, $108,000 and $126,000, respectively, to Canyon Ridge Ranch, LLC, a Texas limited liability company (“Canyon Ridge”) in exchange for the right to use real property located at 865 Metz Road, Goliad, Texas 77963 for recreational purposes. Chad Lenamon, our current Executive Vice President and Chief Operations Officer, holds a 50% interest in the profits and losses of Canyon Ridge and is one of two managing members thereof.

Procedures for Approval of Related Party Transactions

A “Related Party Transaction” is a transaction, arrangement or relationship in which we or any of our subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. A “Related Person” means:

•	any person who is, or at any time during the applicable period was, one of our executive officers or one of our directors;

•	any person who is known by us to be the beneficial owner of more than 5.0% of our common stock;

•

any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, executive officer or a beneficial owner of more than 5.0% of our common stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5.0% of our common stock; and

•

any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a 10.0% or greater beneficial ownership interest.

Our board of directors intends to adopt a written related party transactions policy prior to the completion of this offering. Pursuant to this policy, the Audit & Risk Committee expects to review all material facts of all Related Party Transactions and either approve or disapprove entry into the Related Party Transaction, subject to certain limited exceptions. In determining whether to approve or disapprove entry into a Related Party Transaction, the Audit & Risk Committee expects to take into account, among other factors, the following: (1) whether the Related Party Transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and (2) the extent of the Related Person’s interest in the transaction. Further, the policy would require that all Related Party Transactions required to be disclosed in our filings with the SEC be so disclosed in accordance with applicable laws, rules and regulations.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our common stock as of             ,              by:

•	each of our Named Executive Officers;

•	each of our directors and director nominees;

•	all of our directors, director nominees and executive officers as a group; and

•	each person known to us to beneficially own 5% or more of our outstanding common stock.

Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of our common stock beneficially owned by them, except to the extent this power may be shared with a spouse. All information with respect to beneficial ownership has been furnished by the respective directors, executive officers or 5% or more stockholders, as the case may be. Unless otherwise noted, the mailing address of each listed beneficial owner is 15320 Highway 105 W, Suite 210, Montgomery, Texas 77356.

To the extent the underwriters sell more than              shares of common stock, the underwriters have the option to purchase, exercisable within 30 days from the date of this prospectus, up to an additional              shares from us.

Name and address of beneficial owner	Shares beneficially owned prior to the offering		Shares beneficially owned after this offering (assuming no exercise of the underwriters’ option to purchase additional shares)		Shares beneficially owned after this offering (assuming exercise in full of the underwriters’ option to purchase additional shares)
	Number	%(1)	Number	%	Number	%
5% or more Stockholders:
Kodiak Holdings(2)
Directors, Director Nominees and Named Executive Officers:
Mickey McKee
Ewan Hamilton
Chad Lenamon
Alex Darden
Teresa Mattamouros
Randall Hogan
Terry Bonno
Peggy Montana
Jon-Al Duplantier
Chris Drumgoole
Gretchen Holloway
All directors, director nominees and executive officers as a group (13 persons)

*	less than 1%.
(1)

Based upon an aggregate of             shares outstanding as of             ,             . For each stockholder, in accordance with Rule 13d-3 promulgated under the Exchange Act, this percentage is determined by assuming the named stockholder exercises all options and other instruments pursuant to which the stockholder has the right to acquire shares of our common stock within 60 days of             ,             , but that no other person exercises any options or other purchase rights (except with respect to the calculation of the beneficial ownership of all directors and executive officers as a group, for which the percentage assumes that all directors and executive officers exercise all such options or other purchase rights).

(2)

Consists of shares of common stock held directly by Kodiak Holdings. Frontier GP is the general partner of Kodiak Holdings. EQT Infrastructure III SCSp (“EQT Infrastructure III”) owns 100% of the membership interests in Frontier GP. EQT Fund Management S.à r.l. (“EFMS”) has exclusive responsibility for the management and control of the business and affairs of investment vehicles which constitute the majority of the total commitments to EQT Infrastructure III. As such, EFMS has the power to control Frontier GP’s voting and investment decisions and may be deemed to have beneficial ownership of the securities held by Kodiak Holdings. EFMS is overseen by a board that acts by majority approval. The individual members of such board are Joshua Stone, Peter Veldman and Sara Huda. The registered address of Kodiak Holdings and Frontier GP is 108 Lakeland Ave, Dover, Kent County, Delaware, 19901 USA. The registered address of EFMS is 51A, Boulevard Royal, L-2449 Luxembourg, Grand Duchy of Luxembourg, which is also the mailing address of each of Kodiak Holdings and Frontier GP. In connection with the closing of this offering, Kodiak Holdings will pledge the shares it owns as collateral under the Holdco Term Loan and will grant the lender thereunder certain consent rights over Kodiak Holdings’ exercise of its rights under the Stockholders’ Agreement.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock will consist of                  shares of common stock, par value $0.01 per share, of which                  shares of common stock will be issued and outstanding upon completion of this offering and                 shares of preferred stock, par value $0.01 per share, of which no shares will be issued and outstanding.

The following summary of the capital stock and our charter and our bylaws does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our charter and bylaws, which will be filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

Except as provided by law or in a preferred stock designation, holders of our common stock will be entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Because holders of our common stock will have the exclusive right to vote for the election of directors and do not have cumulative voting rights, the holders of a majority of the shares of our common stock will be able to elect all of the members of the board of directors standing for election, subject to the rights, powers and preferences of any outstanding series of preferred stock and the Stockholders’ Agreement. Subject to the rights and preferences of any preferred stock that we may issue in the future, the holders of our common stock will be entitled to receive:

•	dividends as may be declared by our board of directors; and

•	all of our assets available for distribution to holders of our common stock in liquidation, pro rata, based on the number of shares held.

There will be no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of our common stock will be fully paid and non-assessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and non-assessable.

Preferred Stock

Subject to the provisions of our charter and legal limitations, our board of directors will have the authority, without further vote or action by our stockholders, subject to the Stockholders’ Agreement:

•	to issue up to shares of preferred stock in one or more series; and

•

to fix the rights, preferences, privileges and restrictions of our preferred stock, including provisions related to dividends, conversion, voting, redemption, liquidation and the number of shares constituting the series or the designation of that series, which may be superior to those of our common stock.

There will be no shares of preferred stock outstanding upon the closing of this offering, and we have no present plans to issue any preferred stock.

The issuance of shares of preferred stock by our board of directors as described above may adversely affect the rights of the holders of our common stock. For example, preferred stock may rank prior to our common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of our common stock. The issuance of shares of preferred stock may discourage third-party bids for our common stock or may otherwise adversely affect the market price of our common stock. In addition, the issuance of shares of preferred stock may enable our board of directors to make it more difficult or to discourage attempts to obtain control of us through a hostile tender offer, proxy contest, merger or otherwise, or to make changes in our management.

Anti-Takeover Effects of Provisions of Our Charter, Our Bylaws and Delaware Law

Some provisions of Delaware law, our charter and our bylaws could make certain change of control transactions more difficult, including acquisitions of us by means of a tender offer, a proxy contest or otherwise, as well as removal of our incumbent officers and directors. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares. Therefore, these provisions could adversely affect the price of our common stock.

These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Opt Out of Section 203 of the DGCL

In our charter, we will elect not to be subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation, including those whose securities are listed for trading on the NYSE, from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	the transaction is approved by the board of directors before the date the interested stockholder attained that status;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•

on or after the date the interested stockholder attained that status, the business combination is approved by the board of directors and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Our Charter and Bylaws

Among other things, our charter and bylaws will:

•

establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely delivered to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be delivered to our corporate secretary not less than 90 days nor more than 120 days prior to the first anniversary of the date of the Company’s proxy statement released to the stockholders for the preceding year’s annual meeting. Our bylaws will specify the requirements as to form and content of all stockholders’ notices. These requirements may deter stockholders from bringing matters before the stockholders at an annual or special meeting;

•

authorize our board of directors to issue undesignated preferred stock. This ability makes it possible for our board of directors to issue, without stockholder approval, preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company;

•	provide that the authorized number of directors may be changed only by resolution of the board of directors;

•

provide that all vacancies, including newly created directorships, may, except as otherwise required by law or, if applicable, the rights of holders of a series of preferred stock, be filled by the affirmative vote of a majority of the total number of directors then in office, even if less than a quorum;

•

provide that, if Kodiak Holdings (or its permitted transferees) holds less than 35% of the outstanding shares of common stock, any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing in lieu of a meeting of such stockholders, subject to the rights of the holders of any series of preferred stock with respect to such series;

•

provide that, if Kodiak Holdings (or its permitted transferees) holds less than 35% of the outstanding shares of common stock, special meetings of our stockholders may only be called by resolution of the board of directors;

•

provide that our board of directors be divided into three classes of directors, with each class as nearly equal in number as possible, serving staggered three-year terms, other than directors which may be elected by holders of preferred stock, if any. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of the directors;

•

provide that we renounce any interest or expectancy in any business opportunity (existing and future) that involves any aspect of the energy business or industry and that may be from time to time presented to EQT or any director or officer of the corporation who is also an employee, partner, member, manager, officer or director of EQT or any affiliate of EQT, and that such persons have no obligation to offer us those investments or opportunities (see “—Renouncement of Business Opportunities” for more information);

•

provide that, if Kodiak Holdings (or its permitted transferees) holds less than 35% of the outstanding shares of common stock, our charter and bylaws may be amended by the affirmative vote of the holders of at least two-thirds of our then outstanding common stock; and

•

provide that, if at any time Kodiak Holdings (or its permitted transferees) holds less than     % of the outstanding common stock, a member of our board of directors may only be removed for cause and only by the affirmative vote of the holders of at least two-thirds of our then outstanding common stock.

Forum Selection

Our charter will provide that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders;

•	any action asserting a claim against us or any director or officer or other employee of ours arising pursuant to any provision of the DGCL, our charter or our bylaws; or

•

any action asserting a claim against us or any director or officer or other employee of ours that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

Notwithstanding the foregoing sentence, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under U.S. federal securities laws, including the Securities Act and the Exchange Act.

Our charter also provides that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and to have consented to, these forum selection provisions. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against our directors, officers, employees and agents. The enforceability of similar exclusive forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could rule that this provision in our charter is inapplicable or unenforceable.

Renouncement of Business Opportunities

EQT may invest in companies that may compete with us in the future. Our charter will provide that we renounce any interest in any business opportunity in which EQT or any affiliate of EQT participates or desires or seeks to participate in and that involves any aspect of any business or business activity that overlaps with or competes with our business, other than:

•

any business opportunity that is brought to the attention of an EQT Nominee solely in such person’s capacity as our director or officer and with respect to which neither EQT nor any affiliate of EQT independently receives notice or otherwise identifies such opportunity; or

•	any business opportunity that is identified by EQT solely through the disclosure of information by or on behalf of us.

In addition, EQT and any of its directors, officers, principals, employees, agents, or their affiliates (each, an “EQT Nominee”) may pursue opportunities in the energy industry for their own account or present such opportunities to us or one of EQT’s other portfolio companies. Our charter will provide that the EQT and any EQT Nominee have no obligation to offer such opportunities to us, even if the failure to provide such opportunity would have a competitive impact on us. We are not prohibited from pursuing any business opportunity with respect to which we have renounced any interest.

Our charter will further provide that any amendment to or adoption of any provision inconsistent with the charter’s provisions governing the renouncement of business opportunities must be approved by the holders of at least     % of the voting power of the outstanding stock of the corporation entitled to vote thereon.

Limitation of Liability and Indemnification of Officers and Directors

As permitted by Section 145 of the DGCL, our bylaws will provide that:

•	we shall indemnify our directors and executive officers to the fullest extent permitted by the DGCL, subject to limited exceptions, and that we may indemnify other officers, employees or other agents;

•	we shall advance expenses to our directors and executive officers in connection with a legal proceeding to the fullest extent permitted by the DGCL, subject to limited exceptions; and

•	the rights provided in our bylaws are not exclusive.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors or officers of corporations, then the personal liability of our directors and officers will be further limited to the fullest extent permitted by the DGCL.

Registration Rights

For a description of registration rights relating to our common stock, see “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is Computershare Trust Company, N.A.

Listing; Public Market

We intend to list our common stock on the NYSE under the symbol “KGS.” There is no established market for our shares of common stock. The development and maintenance of a public market for our common stock, having the desirable characteristics of depth, liquidity and orderliness, depends on the existence of willing buyers and sellers, the presence of which is not within our control or that of any market maker. The number of active buyers and sellers of shares of our common stock at any particular time may be limited, which may have an adverse effect on the price at which shares of our common stock can be sold.

CERTAIN CONSIDERATIONS FOR ERISA AND OTHER U.S. BENEFIT PLANS

Subject to the following considerations, shares of common stock may be acquired and held by employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”) or employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA) or other plans that are not subject to Title I of ERISA or Section 4975 of the Code, but may be subject to state, local or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”), and entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”).

The following is based on the provisions of ERISA and the Code (and related regulations and administrative and judicial interpretations) as of the date of this prospectus. This discussion does not purport to be complete, and no assurance can be given that future legislation, court decisions, regulations, rulings or pronouncements will not significantly modify the requirements discussed below. Any of these changes may be retroactive and may thereby apply to transactions entered into prior to the date of their enactment or release. This discussion is general in nature and is not intended to be all inclusive, nor should it be construed as investment or legal advice.

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of an ERISA Plan or the management or disposition of the assets of an ERISA Plan, or who renders investment advice for a fee or other compensation to an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment in shares of common stock with a portion of the assets of any Plan, a fiduciary should consider the Plan’s particular circumstances and all of the facts and circumstances of the investment and determine whether the acquisition and holding of shares of common stock is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Laws relating to the fiduciary’s duties to the Plan, including, without limitation:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA and any Similar Laws, as applicable;

•	whether, in making the investment, the Plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA and any Similar Laws, as applicable;

•	whether the investment is permitted under the terms of the applicable documents governing the Plan; and

•

whether the acquisition or holding of the shares of common stock will constitute a non-exempt “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Code or a violation of Similar Laws (see “—Prohibited Transaction Issues” below).

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engages in such a non-exempt prohibited transaction may be subject to excise taxes, penalties and liabilities under ERISA and the Code. The acquisition and/or holding of shares of common stock by an ERISA Plan with respect to which the issuer, the underwriters or their affiliates is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction in violation of Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption.

Because of the foregoing, shares of common stock should not be acquired or held by any person investing “plan assets” of any Plan, unless such acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or a violation of any applicable Similar Laws.

Due to the complexity of these rules and the excise taxes, penalties and liabilities that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering acquiring and/or holding shares of our common stock on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the acquisition and holding of shares of common stock. Purchasers of shares of common stock have the exclusive responsibility for ensuring that their acquisition and holding of shares of common stock complies with the fiduciary responsibility rules of ERISA and does not violate the prohibited transaction rules of ERISA, the Code or applicable Similar Laws. The sale of shares of common stock to a Plan is in no respect a representation by us, the underwriters or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by any such Plan or that such investment is appropriate for any such Plan.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Sales of Restricted Shares

Upon the closing of this offering, we will have outstanding an aggregate of                  shares of common stock (or                 shares of common stock if the underwriters’ option to purchase additional shares is exercised). Of these shares, all of the                  shares of common stock (or                 shares of common stock if the underwriters’ option to purchase additional shares is exercised) to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 of the Securities Act. All remaining shares of common stock held by existing stockholders will be deemed “restricted securities” as such term is defined under Rule 144. The restricted securities were, or will be, issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act, the shares of our common stock (excluding the shares to be sold in this offering) that will be available for sale in the public market are as follows:

•	shares will be eligible for sale upon the expiration of the lock-up agreements, beginning 180 days after the date of this prospectus and when permitted under Rule 144 or Rule 701; and

•	shares will be eligible for sale, upon exercise of vested options, upon the expiration of the lock-up agreements, beginning 180 days after the date of this prospectus.

Lock-up Agreements

We, all of our directors and officers and Kodiak Holdings have agreed not to sell any common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock for a period of 180 days from the date of this prospectus, subject to certain exceptions. See “Underwriting” for a description of these lock-up provisions.

Rule 144

In general, under Rule 144 as currently in effect, once we have been a reporting company subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act for 90 days, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for a least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

Once we have been a reporting company subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act for 90 days, a person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock reported through the NYSE during the four calendar weeks preceding the filing of notice of the sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement pursuant to Rule 701 before the effective date of the Registration Statement for this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirement of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144. The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.

Stock Issuable Under Employee Plans

We intend to file a registration statement on Form S-8 under the Securities Act to register stock issuable under our equity incentive plan. This registration statement is expected to be filed following the effective date of the Registration Statement of which this prospectus is a part and will be effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described above.

Registration Rights

For a description of registration rights relating to our common stock, see “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax considerations related to the purchase, ownership and disposition of our common stock by a non-U.S. holder (as defined below), that acquires such common stock pursuant to this offering and holds our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally property held for investment). This summary is based on the provisions of the Code, U.S. Treasury regulations, administrative rulings and pronouncements and judicial decisions, all as in effect on the date hereof, and all of which are subject to change and differing interpretations, possibly with retroactive effect. We cannot assure you that a change in law will not significantly alter the tax considerations that we describe in this summary. We have not sought and do not intend to seek any ruling from the Internal Revenue Service (“IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, this summary does not address the Medicare tax on certain investment income, U.S. federal estate or gift tax laws, any state, local or non-U.S. tax laws or any tax treaties. This summary also does not address tax considerations applicable to investors that may be subject to special treatment under the U.S. federal income tax laws, such as:

•	banks, insurance companies or other financial institutions;

•	tax-exempt or governmental organizations;

•	qualified foreign pension funds (or any entities all of the interests of which are held by a qualified foreign pension fund);

•	dealers in securities or foreign currencies;

•	“controlled foreign corporations,” “passive foreign investment companies” or corporations that accumulate earnings to avoid U.S. federal income tax;

•	traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;

•	persons subject to the alternative minimum tax;

•	entities or other arrangements treated as a partnership or other pass-through entity for U.S. federal income tax purposes or holders of interests therein;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons that acquired our common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

•	certain former citizens or long-term residents of the United States; and

•

persons that hold our common stock as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction.

PROSPECTIVE INVESTORS ARE ENCOURAGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Non-U.S. Holder Defined

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of our common stock that is not for U.S. federal income tax purposes a partnership or any of the following:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more United States persons (within the meaning of Section 7701(a)(30) of the Code) who have the authority to control all substantial decisions of the trust or (ii) which has made a valid election under applicable U.S. Treasury regulations to be treated as a United States person.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, upon the activities of the partner and the partnership and upon certain determinations made at the partner level. Accordingly, we urge partnerships and partners in partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) considering the purchase of our common stock to consult their tax advisors regarding the U.S. federal income tax considerations of the purchase, ownership and disposition of our common stock by such partnership.

Distributions

Distributions of cash or property on our common stock, if any, will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will be treated as a non-taxable return of capital to the extent of the non-U.S. holder’s tax basis in our common stock (and will reduce such tax basis until such tax basis equals zero) and thereafter as capital gain from the sale or exchange of such common stock. See “—Gain on Disposition of Common Stock.” Subject to the withholding requirements under FATCA (as defined below) and with respect to effectively connected dividends, each of which is discussed below, any distribution made to a non-U.S. holder on our common stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividend unless an applicable income tax treaty provides for a lower rate. To receive the benefit of a reduced treaty rate, a non-U.S. holder must timely provide the applicable withholding agent with a properly completed and executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable (or other applicable or successor form) certifying qualification for the reduced rate. A non-U.S. holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

Dividends paid to a non-U.S. holder that are effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, are treated as attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code). Such effectively connected dividends will not be subject to U.S. federal withholding tax if the non-U.S. holder satisfies certain certification requirements by timely providing the applicable withholding agent with a properly completed and executed IRS Form W-8ECI (or other applicable or successor form) certifying eligibility for exemption. If the non-U.S. holder is a corporation for U.S. federal income tax purposes, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include effectively connected dividends.

Gain on Disposition of Common Stock

Subject to the discussion below under “—Backup Withholding and Information Reporting” and “—Additional Withholding Requirements under FATCA,” a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

•

the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States); or

•

our common stock constitutes a United States real property interest by reason of our status as a United States real property holding corporation (“USRPHC”) for U.S. federal income tax purposes and as a result such gain is treated as effectively connected with a trade or business conducted by the non-U.S. holder in the United States.

A non-U.S. holder described in the first bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by U.S. source capital losses.

A non-U.S. holder whose gain is described in the second bullet point above or, subject to the exceptions described in the next paragraph, the third bullet point above, generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code) unless an applicable income tax treaty provides otherwise. If the non-U.S. holder is a corporation for U.S. federal income tax purposes whose gain is described in the second bullet point above, then such gain would also be included in its effectively connected earnings and profits (as adjusted for certain items), which may be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty).

Generally, a corporation is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we currently are not a USRPHC for U.S. federal income tax purposes, and we do not expect to become a USRPHC for the foreseeable future. However, in the event that we become a USRPHC, as long as our common stock is and continues to be “regularly traded on an established securities market,” (within the meaning of the U.S. Treasury regulations) only a non-U.S. holder that actually or constructively owns, or owned at any time during the shorter of the five-year period ending on the date of the disposition or the non-U.S. holder’s holding period for the common stock, more than 5% of our common stock will be treated as disposing of a U.S. real property interest and will be taxable on gain realized on the disposition of our common stock as a result of our status as a USRPHC. If we were to become a USRPHC and our common stock were not considered to be regularly traded on an established securities market, a non-U.S. holder (regardless of the percentage of stock owned) would be treated as disposing of a U.S. real property interest and would be subject to U.S. federal income tax on a taxable disposition of our common stock (as described in the preceding paragraph), and a 15% withholding tax would apply to the gross proceeds from such disposition (and to any distributions treated as a non-taxable return of capital or capital gain from the sale or exchange of such common stock as described above under “—Distributions”).

Non-U.S. holders should consult their tax advisors with respect to the application of the foregoing rules to their ownership and disposition of our common stock.

Backup Withholding and Information Reporting

Any distributions paid to a non-U.S. holder must be reported annually to the IRS and to the non-U.S. holder. Copies of these information returns may be made available to the tax authorities in the country in which the

non-U.S. holder resides or is established. Payments of dividends to a non-U.S. holder generally will not be subject to backup withholding provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and if the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form).

Payments of the proceeds from a sale or other disposition by a non-U.S. holder of our common stock effected within the United States or by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (at the applicable rate, which is currently 24%) unless the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) and certain other conditions are met. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of our common stock effected outside the United States by a non-U.S. office of a broker. However, unless such broker has documentary evidence in its records that the non-U.S. holder is not a United States person and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of our common stock effected outside the United States by such a broker if it has certain relationships within the United States.

Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

Additional Withholding Requirements Under FATCA

Sections 1471 through 1474 of the Code, and the U.S. Treasury regulations and administrative guidance issued thereunder (“FATCA”), impose a 30% withholding tax on any dividends paid on our common stock and (subject to the proposed U.S. Treasury regulations discussed below) on the gross proceeds from a disposition of our common stock, in each case, if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners), (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial United States owners” (as defined in the Code) or timely provides the applicable withholding agent with a certification identifying the direct and indirect substantial United States owners of the entity (in either case, generally on an IRS Form W-8BEN-E, or successor form, as applicable), or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as an IRS Form W-8BEN-E, or successor form, as applicable). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these rules may be subject to different rules. Under certain circumstances, a U.S. holder might be eligible for refunds or credits of such taxes. Non-U.S. holders are encouraged to consult their own tax advisors regarding the effects of FATCA on an investment in our common stock.

Although FATCA withholding could apply to the gross proceeds on the disposition of our common stock, the U.S. Treasury released proposed U.S. Treasury regulations (the “Proposed Regulations”) which eliminate FATCA withholding on the gross proceeds from the sale or other taxable disposition of common stock. The preamble of the Proposed Regulations specifies that taxpayers may rely on them pending finalization. There can be no assurance that the Proposed Regulations will be finalized in their present form.

INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF U.S. FEDERAL ESTATE AND GIFT TAX LAWS AND ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND TAX TREATIES.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares of common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares of common stock indicated in the following table. Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Barclays Capital Inc. are the representatives of the underwriters.

Name	Number of shares
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
Barclays Capital Inc.
BofA Securities, Inc.
Raymond James & Associates, Inc.
RBC Capital Markets, LLC
Stifel, Nicolaus & Company, Incorporated
Truist Securities, Inc.
Tudor, Pickering, Holt & Co. Securities, LLC
Comerica Securities, Inc.
Fifth Third Securities, Inc.
Regions Securities LLC
TCBI Securities, Inc.
AmeriVet Securities, Inc.
Guzman & Company
R. Seelaus & Co., LLC
Siebert Williams Shank & Co., LLC

Total

The underwriters are committed to take and pay for all of the shares of common stock being offered, if any are taken, other than the shares of common stock covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional              shares of common stock from us to cover sales of shares by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days after the date of this prospectus. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase             additional shares.

Paid by us
	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares of common stock sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the initial public offering price. After the initial offering of the shares of common stock, the representatives may change the offering price and the other selling terms. The offering of the shares of common stock by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and our officers, directors, and Kodiak Holdings have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of any two of Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC or Barclays Capital Inc. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares of common stock. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares of common stock, in addition to prevailing market conditions, will our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We intend to list our common stock on the NYSE under the symbol “KGS.” To meet one of the requirements for listing the common stock on the NYSE, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 400 beneficial holders.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares of common stock or purchasing shares of common stock in the open market. In determining the source of shares of common stock to cover the covered short position, the underwriters will consider, among other things, the price of shares of common stock available for purchase in the open market as compared to the price at which they may purchase additional shares of common stock pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares of common stock for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares of common stock sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on NYSE, in the over-the-counter market or otherwise.

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $        . We have also agreed to reimburse the underwriters for certain of their expenses up to an amount of $        .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments that the underwriters may be required to make for these liabilities.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Directed Share Program

At our request,                 , a participating Underwriter, has reserved for sale, at the initial public offering price, up to             % of the shares offered by this prospectus for sale to some of our directors, officers, employees, distributors, dealers, business associates and related persons. If these persons purchase reserved shares it will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

Relationships with the Underwriters and Their Affiliates

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, certain of the underwriters or their affiliates are lenders under our ABL Facility and to the extent a portion of the net proceeds of this offering are used to pay amounts outstanding under the ABL Facility, may receive a portion of the net proceeds from this offering.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of ours (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (each an “EEA State”), no shares of common stock have been offered or will be offered pursuant to the offering to the public in that EEA State prior to the publication of a prospectus in relation to the shares of common stock which has been approved by the competent authority in that EEA State or, where appropriate, approved in another EEA State and notified to the competent authority in that EEA State, all in accordance with the EU Prospectus Regulation), except that offers of shares of common stock may be made to the public in that EEA State at any time under the following exemptions under the EU Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the EU Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under the EU Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the EU Prospectus Regulation,

provided that no such offer of shares of common stock shall require us or any representative to publish a prospectus pursuant to Article 3 of the EU Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the EU Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of common stock in any EEA State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “EU Prospectus Regulation” means Regulation (EU) 2017/1129.

This European Economic Area selling restriction is in addition to any other selling restrictions set out below.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the

Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”).

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in Canada

The shares of common stock may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Hong Kong

The shares of common stock may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares of common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of common stock may not be circulated or distributed, nor may the shares of common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Notice to Prospective Investors in Japan

The shares of common stock have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The shares of common stock may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Notice to Prospective Investors in Switzerland

We have not and will not register with the Swiss Financial Market Supervisory Authority (“FINMA”) as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended (“CISA”), and accordingly the shares of common stock being offered pursuant to this prospectus have not and will not be approved, and may not be licensable, with FINMA. Therefore, the shares of common stock have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the shares of common stock offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The shares of common stock may solely be offered to “qualified investors,” as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended (“CISO”), such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus and any other materials relating to the shares of common stock are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described in this prospectus and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a and/or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the shares of common stock on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

Notice to Prospective Investors in the Dubai International Financial Centre (“DIFC”)

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (the “DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt

Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares of common stock to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares of common stock offered should conduct their own due diligence on the shares of common stock. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.

Notice to Prospective Investors in the United Arab Emirates

The shares of common stock have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the DIFC) other than in compliance with the laws of the United Arab Emirates (and the DIFC) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the DIFC) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the DFSA.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement, or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement, or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement, or other disclosure document under the Corporations Act.

Any offer in Australia of the shares of common stock may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares of common stock without disclosure to investors under Chapter 6D of the Corporations Act.

The shares of common stock applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares of common stock must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives, and circumstances, and, if necessary, seek expert advice on those matters.

LEGAL MATTERS

The validity of our common stock offered by this prospectus will be passed upon for Kodiak Gas Services, Inc., by Kirkland & Ellis LLP, Houston, Texas. The validity of the common stock offered hereby will be passed upon for the underwriters by Latham & Watkins LLP, Houston, Texas.

EXPERTS

The consolidated financial statements of Kodiak Gas Services, Inc. as of and for the years ended December 31, 2022 and 2021, included in this Prospectus and in the Registration Statement have been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, appearing elsewhere herein and in the Registration Statement, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 (including the exhibits, schedules and amendments thereto) under the Securities Act, with respect to the shares of our common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or any other document are summaries of the material terms of this contract, agreement or other document. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC’s website is http://www.sec.gov.

After we have completed this offering, we will file annual, quarterly and current reports, proxy statements and other information with the SEC. We maintain a website at http://www.kodiakgas.com. and we expect to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus. We will provide electronic or paper copies of our filings free of charge upon request.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF KODIAK GAS SERVICES, INC.

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Kodiak Gas Services, Inc.

Montgomery, Texas

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Kodiak Gas Services, Inc. and subsidiary (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of operations, stockholders’ equity, and cash flows for the years then ended, and the related notes (collectively referred to as the consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BDO USA, LLP

We have served as the Company’s auditor since 2020.

Houston, Texas

March 6, 2023

KODIAK GAS SERVICES, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	As of December 31,
	2022	2021
Assets
Current assets:
Cash and cash equivalents	$20,431	$28,795
Accounts receivable, net	97,551	80,749
Inventories, net	72,155	48,353
Fair value of derivative instruments	823	—
Contract assets	3,555	—
Prepaid expenses and other current assets	9,520	6,251

Total current assets	204,035	164,148
Property, plant and equipment, net	2,488,682	2,399,614
Operating lease right-of-use assets, net	9,827	—
Goodwill	305,553	305,553
Identifiable intangible assets, net	132,362	141,835
Fair value of derivative instruments	64,517	—
Other assets	564	449

Total assets	$3,205,540	$3,011,599

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$37,992	$37,593
Accrued liabilities	93,873	54,866
Contract liabilities	57,109	51,204
Fair value of derivative instruments	—	398

Total current liabilities	188,974	144,061
Long-term debt, net of unamortized debt issuance cost	2,720,019	1,845,122
Operating lease liabilities	6,754	—
Fair value of derivative instruments	—	21,625
Deferred tax liabilities	57,155	29,639
Other liabilities	3,545	11,081

Total liabilities	2,976,447	2,051,528

Commitments and contingencies (Note 10)
Stockholders’ Equity:
Common shares, $ 0.01 par value; 1,000 common shares authorized, 100 common shares issued and outstanding as of December 31, 2022 and 2021	1	1
Additional paid-in capital	33,778	871,992
Retained earnings	195,314	88,078

Total stockholders’ equity	229,093	960,071

Total liabilities and stockholders’ equity	$3,205,540	$3,011,599

See accompanying notes to the consolidated financial statements.

KODIAK GAS SERVICES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share data)

	For Years Ended December 31,
	2022	2021
Revenues:
Compression Operations	$654,957	$583,070
Other Services	52,956	23,305

Total revenues	707,913	606,375
Operating expenses:
Cost of operations (exclusive of depreciation and amortization shown below):
Compression Operations	225,715	192,813
Other Services	41,636	17,364
Depreciation and amortization	174,463	160,045
Selling, general and administrative expenses	44,882	37,665
Long-lived asset impairment	—	9,107
(Gain) loss on sale of fixed assets	(874)	426

Total operating expenses	485,822	417,420

Income from operations	222,091	188,955
Other income (expenses):
Interest expense, net	(170,114)	(107,293)
Unrealized gain on derivatives	87,363	40,827
Other income (expense)	17	(99)

Total other expenses	(82,734)	(66,565)

Income before income taxes	139,357	122,390
Income tax expense (benefit)	33,092	(58,573)

Net income	$106,265	$180,963

Earnings per share:
Basic and diluted earnings per share	$1,062,650	$1,809,630
Weighted-average shares outstanding - basic and diluted	100	100

See accompanying notes to the consolidated financial statements.

KODIAK GAS SERVICES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(in thousands, except share data)

	Common Shares		Additional Paid- In Capital	Retained Earnings (Accumulated Deficit)	Total Stockholders’ Equity
	Shares	Amount
Balance, January 1, 2021	100	$1	$848,262	$(92,977)	$755,286
Contribution from parent	—	—	24,000	—	24,000
Equity compensation	—	—	(270)	1,224	954
Distribution to parent	—	—	—	(1,132)	(1,132)
Net income	—	—	—	180,963	180,963

Balance, December 31, 2021	100	1	871,992	88,078	960,071
Equity compensation	—	—	(214)	971	757
Distribution to parent	—	—	(838,000)	—	(838,000)
Net income	—	—	—	106,265	106,265

Balance, December 31, 2022	100	$1	$33,778	$195,314	$229,093

See accompanying notes to the consolidated financial statements.

KODIAK GAS SERVICES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	For Years Ended December 31,
	2022	2021
Cash flows from operating activities:
Net income	$106,265	$180,963
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	174,463	160,045
Stock-based compensation expense	971	1,224
Long-lived asset impairment	—	9,107
Amortization of debt issuance costs	13,727	6,944
Non-cash lease expense	2,817	—
Provision for bad debt	86	(538)
Inventory reserve	500	—
(Gain) loss on sale of fixed assets	(874)	426
Unrealized gain on derivatives	(87,363)	(40,827)
Deferred tax provision (benefit)	27,301	(60,972)
Changes in operating assets and liabilities:
Accounts receivable, net	(16,887)	(14,936)
Inventories	(24,302)	(2,969)
Contract assets	(3,555)	—
Prepaid expenses and other current assets	(3,269)	1,399
Accounts payable	(1,518)	(2,776)
Accrued liabilities	25,579	5,240
Contract liabilities	5,905	7,648

Net cash provided by operating activities	219,846	249,978

Cash flows from investing activities:
Purchase of capital assets	(259,349)	(201,934)
Proceeds from sale of capital assets	8,082	13
Investment in fund	(102)	(36)
Other	(13)	(77)

Net cash used in investing activities	(251,382)	(202,034)

Cash flows from financing activities:
Borrowings on debt instruments	1,613,886	564,109
Payments on debt instruments	(724,895)	(629,346)
Payment of debt issuance cost	(27,819)	(885)
Contribution from parent	—	24,000
Distribution to parent	(838,000)	(1,132)

Net cash provided by (used in) financing activities	23,172	(43,254)

Net (decrease) increase in cash and cash equivalents	(8,364)	4,690
Cash and cash equivalents - beginning of year	28,795	24,105

Cash and cash equivalents - end of year	$20,431	$28,795

Supplemental cash disclosures:
Cash paid for interest	$147,513	$97,234
Cash paid for taxes	$2,177	$1,850
Supplemental disclosure of non-cash investing activities:
Non-cash accrued capital expenditures	$(1,918)	$(6,961)

KODIAK GAS SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Description of Business

Kodiak Gas Services, Inc. (the “Company”, “Kodiak” or “KGS”) began operations in 2011 as Kodiak Gas Services, LLC. Shortly after commencing operations, the Company acquired all the assets and liabilities of KGS Investments, Inc. On February 8, 2019, Kodiak was acquired by EQT Partners through Frontier Acquisition I, Inc. and Frontier Acquisition II, Inc. (collectively, “Frontier”). On October 24, 2019, Kodiak acquired Pegasus Optimization Managers, LLC (“Pegasus”), a provider of natural gas compression operations. Kodiak’s key areas of operation are located in the Permian Basin and Eagle Ford Shale with other areas of operation in the Powder River Basin, Mid-Continent Region, DJ Basin, Appalachian Basin, Barnett Shale / East Texas Region and Black Warrior Basin.

We are an operator of contract compression infrastructure in the U.S. We operate our compression units under, fixed-revenue contracts with upstream and midstream customers. We manage our business through two operating segments: Compression Operations and Other Services. Compression Operations consists of operating Company- owned and customer-owned compression infrastructure for our customers to enable the production and gathering and transportation of natural gas and oil. Other Services consists of station construction, maintenance and overhaul, and other ancillary time and material-based offerings.

See Note 16 (“Segments”) to our Consolidated Financial Statements.

2. Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The accompanying consolidated financial statements of the Company have been prepared on the accrual basis using principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the SEC. These consolidated financial statements include the accounts of Kodiak Gas Services, Inc. and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated upon consolidation.

Segment Information

The Company operates in two business segments. Operating segments are defined as components of an enterprise about which separate financial information is evaluated regularly by the chief operating decision maker, who is the Company’s chief executive officer (“CEO”), in deciding how to allocate resources and assessing performance. The Company has identified the operating segments as Compression Operations and Other Services. The Company’s chief operating decision maker allocates resources and assesses performance of the two operating segments based upon discrete financial information at the operating segment level.

The Company manages its business through two operating segments: Compression Operations and Other Services. Compression Operations consists of operating Company-owned and customer-owned compression infrastructure for its customers, pursuant to fixed-revenue contracts to enable the production, gathering and transportation of natural gas and oil. Other Services consists of a full range of contract services to support the needs of our customers including station construction, maintenance and overhaul, and other ancillary time and material-based offerings. See Note 16 (“Segments”) to our Consolidated Financial Statements.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of

KODIAK GAS SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions used in preparing the accompanying consolidated financial statements. Significant estimates and assumptions that impact these consolidated financial statements relate to, among other things, allowance for doubtful accounts, estimates of net realizable value on excess obsolete inventory, capitalized installation costs and commissioning costs, fair value of derivative instruments, estimates of cost to complete on revenue contracts with customers, and useful lives of property, plant and equipment.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Revenue Recognition

The Company recognizes revenue when obligations under the terms of a contract with customer are satisfied. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring products or providing services to our customers. See Note 3 (“Revenue Recognition”) for more detailed information about revenue recognition for the years ended December 31, 2022 and 2021.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivables are recorded at their outstanding balances, net of any allowances for doubtful accounts, if determined necessary. In determining the allowance for doubtful accounts, the Company considers the length of time receivable balances have been outstanding, current economic conditions, and customer-specific information. Accounts deemed uncollectible are applied against the allowance for doubtful accounts. Recoveries of accounts receivable previously written off are recorded when received. There was $0.9 million and $1.0 million in allowance for doubtful accounts at December 31, 2022 and 2021, respectively.

Inventories

Inventories consist of non-serialized spare parts, fluids and other supplies consumed in the performance of revenue-generating services and parts and supplies inventory for the repair and maintenance of the Company’s equipment fleet. Serialized parts consist of components inventory to support the Company’s equipment fleet. Inventories are measured at the lower of cost or net realizable value. Cost is determined using weighted-average cost. The Company recognizes decreases in inventory values for certain items through reductions of carrying values to lower of cost or net realizable value on an as needed basis. Periodically, obsolescence reviews are performed on slow-moving inventories and reserves are established based on estimated shrinkage between physical inventory counts, changes in customer demand, technological developments, or other economic factors. These reserves are included within non-serialized parts.

Inventories consist of the following (in thousands):

	As of December 31,
	2022	2021
Non-serialized parts	$61,082	$44,308
Serialized parts	11,073	4,045

Total inventories	$72,155	$48,353

KODIAK GAS SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Property, Plant and Equipment, Net

Property, plant and equipment acquired in connection with business combinations are recorded at fair value as of the date of acquisition. All other additions of property, plant and equipment, which primarily consist of compression equipment, are recorded at cost. The Company depreciates the cost of property, plant and equipment using the straight-line method over the estimated useful lives. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss are reflected in the accompanying consolidated statements of operations for the period. The cost of additions and improvements that extend the useful lives of property, plant and equipment beyond its original life are capitalized. Routine maintenance and repair items are charged to current operations.

The Company uses estimates to capitalize installation costs associated with the transport, installation, and commissioning of each compressor unit. Costs associated with these estimates include all direct costs required to get the unit in service for its intended use such as labor, parts, materials, and any other services that are unique in nature to each individual compressor unit. Capitalized installation costs are depreciated over the life of the agreement with the customer.

Impairment of Long-Lived Assets

Long-lived assets, including property, plant, and equipment, and other finite-lived identifiable intangible assets, are reviewed for impairment whenever events or changes in circumstances, including the removal of compressors from active fleet, indicate that the carrying amount of an asset may not be recoverable. Such events and changes may include significant changes in performance relative to expected operating results, significant changes in asset use, significant negative industry or economic trends, and changes in the Company’s business strategy, among others. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to estimated future undiscounted net cash flows expected to be generated by the asset. Impairment losses are recognized in the period in which the impairment occurs and represent the excess of the asset carrying value over its estimated future undiscounted net cash flows. No impairment was recorded for the year ended December 31, 2022. In December 2021, certain compression equipment was identified as not being part of the Company’s ongoing operations. As such, a recoverability assessment was performed, and fair value was assessed using a combination of a market and cost approach. Based on the assessed fair value an impairment expense of $9.1 million was recorded for the year end December 31, 2021. For the year ended December 31, 2022, no triggering event for any long-lived assets was identified.

Leases

As a result of the Company’s adoption of ASC 842 Leases on January 1, 2022, the Company recorded an operating lease right-of-use (“ROU”) asset and an operating lease liability on the consolidated balance sheet. Under previous guidance, operating leases were not recorded to the balance sheet. The Company determines if an arrangement is a lease at inception. Operating leases are included in lease right-of-use assets, and operating lease liabilities in the Company’s consolidated balance sheets.

ROU lease assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. ROU lease assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. As most of the Company’s leases do not provide an implicit rate, the Company uses the incremental borrowing rate based on the information available on the commencement date in determining the present value of lease payments. ROU lease assets also include any lease payments made and exclude lease incentives. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

the lease term. Variable costs such as the Company’s proportionate share of actual costs for utilities, common area maintenance, property taxes and insurance are not included in the lease liability and are recognized in the period in which they are incurred.

For short-term leases (leases that have terms of twelve months or less upon commencement), lease payments are recognized on a straight-line basis and no ROU assets are recorded. For certain equipment leases, such as office equipment, we have elected to account for the lease and non-lease components as a single lease component. The Company has elected to apply the bright line thresholds as established under ASC 840 in determining the classification of leases under ASC 842 as an accounting policy election.

As it relates to the Company’s compression operations service agreements, in which the Company is a lessor, the services nonlease component is predominant over the compression package lease component and therefore recognition of these agreements will continue to follow the ASC 606 Revenue guidance. Under previous guidance, no separation of lease and nonlease component is required, for either lessee or lessor.

Identifiable Intangible Assets, Net

Identifiable intangible assets acquired in connection with business combinations are recorded at fair value as of the date of acquisition. Other intangible assets are recorded at cost. The cost of identifiable intangible assets with finite lives are amortized using the straight-line method over their estimated useful lives, which is the period over which the assets are expected to contribute directly or indirectly to future cash flows. The Company’s identifiable intangible assets consist of trade name and customer relationships.

Goodwill

Goodwill represents the excess of acquisition consideration paid over the fair value of net assets and liabilities acquired. Goodwill is not amortized, but rather is reviewed for impairment on an annual basis (or more frequently if impairment indicators exist). The Company tests goodwill at the reporting unit level, which is the level for which there are distinct cash flows, products, capabilities and available financial information by first performing a qualitative assessment to determine if it is more likely than not that the carrying value of the entity exceeds its fair value. As of December 31, 2022 and 2021, the Company has two reporting units, however the entire goodwill balance was allocated to the Company’s Compression Operations reporting unit.

The Company conducts an annual impairment test during the fourth quarter or more frequently if there are indicators that goodwill may be impaired. The Company first performs a qualitative assessment, and if based on this assessment, it may be more likely than not that goodwill may be impaired then the Company must determine the fair value of the reporting unit and compare it to the reporting unit’s carrying value. Factors utilized in the qualitative assessment include macroeconomic conditions, industry and market considerations, cost factors, overall financial performance and Company specific events. Fair value of the reporting unit is determined based on the present value of estimated cash flows using available information regarding expected cash flows of each reporting unit, discount rates and the expected long-term cash flow growth rates. If the fair value of the reporting unit exceeds the carrying value, goodwill is not impaired, and no further testing is performed. The Company records impairment when the carrying value exceeds the fair value and to the extent there is remaining goodwill in the reporting unit under a one-step model.

The Company performed a qualitative test and noted that there were no events or circumstances occurring that indicated that the fair value of the Compression Operations reporting unit may be below its carrying amount. No goodwill impairment was recorded for the years ended December 31, 2022 and 2021.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Application of the goodwill impairment test requires judgments, including a qualitative assessment to determine whether there are any impairment indicators, and determining the fair value of the reporting unit if an impairment indicator is present. A number of significant assumptions and estimates are involved in the application of the income approach to forecast future cash flows, including revenue and operating income growth rates, discount rates and other factors. While we believe that our estimates of current value are reasonable, if actual results differ from the estimates and judgments used including such items as future cash flows and the volatility inherent in markets which we serve, impairment charges against the carrying value of those assets could be required in the future.

Earnings Per Share

Basic net income per share is computed by dividing net income attributable to common shareholders by the weighted-average number of common stock outstanding. Diluted net income per share is computed by dividing net income attributable to common stockholders by the Basic Weighted-Average Shares Outstanding plus all potential dilutive common shares outstanding during the period. However, the Company does not have any dilutive common shares outstanding during the years ended December 31, 2022 and 2021, respectively.

Deferred Financing Costs

Financing costs incurred related to debt issuance are deferred and amortized over the term of the related debt using a method that approximates the effective interest rate method. Unamortized debt issuance costs are recorded as a direct deduction from the carrying amount of the related loans on the consolidated balance sheets. Costs incurred in connection with revolving credit facilities are capitalized and amortized over the term of the loan.

There were unamortized debt issuance costs of $34.2 million and $20.1 million at December 31, 2022 and 2021, respectively, which are being amortized over the terms of the ABL Facility and Term Loan. Amortization expense related to these costs of $13.7 million and $6.9 million for the years ended December 31, 2022 and 2021, respectively, are included in interest expense in the accompanying consolidated statements of operations.

Derivative Instruments

In accordance with ASC Topic 815, Derivatives and Hedging (“ASC Topic 815”), the Company recognizes derivative instruments on the consolidated balance sheets at fair value, with classification as current or non-current based upon the maturity of the derivative instrument. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative and whether the Company has elected to designate the derivative as being in a hedging relationship. Currently, the Company’s interest rate swaps and interest rate collars are intended to economically hedge certain risks (“economic hedges”). The Company has elected not to apply hedge accounting to these instruments under ASC Topic 815; accordingly, all gains and losses on derivative instruments have been recognized in the accompanying consolidated statements of operations as unrealized gain (loss) on derivatives.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and deferred tax liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, the Company determines deferred tax assets and deferred tax liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

effect of a change in tax rates on deferred tax assets and deferred tax liabilities is recognized in income in the period that includes the enactment date. Management is not aware of any changes in tax laws or rates that would have a material impact on our financial position, results of operations or cash flows.

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, carryback potential if permitted under the tax law, and results of recent operations. If the Company determines that it would be able to realize its deferred tax assets in the future, in excess of their net recorded amount, the Company would make an adjustment to the valuation allowance against deferred tax assets, which would reduce the provision for income taxes.

The Company applies a “more-likely-than-not” recognition threshold for all tax uncertainties. This approach only allows the recognition of those tax benefits that have a greater than 50% percent likelihood of being sustained upon examination by the taxing authorities. As a result of implementing this approach, the Company has reviewed its tax positions and determined there were no outstanding or retroactive tax positions with less than a 50% likelihood of being sustained upon examination by the taxing authorities. The Company believes that there are no tax positions taken or expected to be taken that would significantly increase or decrease unrecognized tax benefits within the next twelve months. The Company will recognize interest and penalties related to uncertain tax positions in income tax expense. None of the Company’s federal or state tax income tax returns are currently under examination by the Internal Revenue Service (“IRS”) or state authorities. However, fiscal years 2018 and later remain subject to examination by the IRS and respective states in the U.S.

On March 27, 2020, former President Trump signed into law the “Coronavirus Aid, Relief, and Economic Security (“CARES Act”). The CARES Act, among other things, includes provisions relating to refundable payroll tax credits, deferment of employer side social security payments, net operating loss carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations, increased limitations on qualified charitable contributions, and technical corrections to tax depreciation methods for qualified improvement property. It also appropriated funds for the Small Business Administration (“SBA”) Paycheck Protection Program loans that are forgivable in certain situations to promote continued employment, as well as Economic Injury Disaster Loans to provide liquidity to small businesses harmed by COVID-19.

The Company examined the impact that the CARES Act may have on its business. The Company qualified for and put into practice deferment of the employer payable side of social security payments under the SBA Paycheck Protection Program totaling $1.7 million classified in accrued liabilities as of December 31, 2021. During 2022, the Company paid the outstanding amount of social security payments, presented on the consolidated balance sheets as accrued liabilities. The Company is unable to determine the impact future relief legislation will have on its financial condition, results of operation, or liquidity.

On August 16, 2022, the Inflation Reduction Act of 2022 (“IRA”) was enacted into law. The IRA contains significant tax law changes, including a corporate alternative minimum tax (“CAMT”) of 15% on adjusted financial statement income for applicable corporations, and a 1% excise tax on stock repurchases after December 31, 2022. The IRA also extends certain federal tax credits and creates new tax credits to promote sustainability initiatives. The Company examined the IRA and determined that it did not have a material impact on the consolidated financial statements. The Company will continue to monitor this legislation as additional guidance is issued by the U.S. Treasury Department.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fair Value Measurements

The Company uses any of three valuation approaches to measure fair value: the market approach, the income approach, and the cost approach in determining the appropriate valuation methodologies based on the nature of the asset or liability being measured and the reliability of the inputs used in arriving at fair value.

The Company’s financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, derivative instruments and long-term debt. The carrying amounts of cash and cash equivalents, accounts receivable, accrued liabilities, and accounts payable are representative of their respective fair values due to the short-term maturity of these instruments. The fair value of variable rate long- term debt is based upon the current market rates for debt with similar credit risk and maturity which approximates fair value. The Company records derivative instruments at fair value using level 2 inputs of the fair value hierarchy. The interest rate swaps and interest rate collar are valued using a discounted cash flow analysis on the expected cash flows of each derivative using observable inputs including interest rate curves and credit spreads. See Note 8 (“Derivative Instruments”) for more details.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. These fair value measurements incorporate nonperformance risk (i.e., the risk that an obligation will not be fulfilled) and credit risk.

The Company follows the provisions of ASC 820, Fair Value Measurements (“ASC 820”) for non-financial assets and liabilities measured on a non-recurring basis such as on a potential impairment loss related to goodwill and long-lived assets and assets and liabilities acquired in a business combination.

The inputs used in applying valuation techniques include assumptions that market participants would use in pricing the asset or liability (i.e., assumptions about risk). Inputs may be observable or unobservable. The Company uses observable inputs in the Company’s valuation techniques and classifies those inputs in accordance with the fair value hierarchy established by applicable accounting guidance, which prioritizes those inputs. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement).

The three levels of the valuation hierarchy are defined as follows:

•	Level 1 – Observable inputs such as quoted prices in active markets at the measurement date for identical, unrestricted assets or liabilities.

•

Level 2 – Other inputs that are observable directly or indirectly such as quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability.

•	Level 3 – Unobservable inputs for which there is little or no market data and which the Company makes its own assumptions about how market participants would price the assets and liabilities.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

The fair value of debt and contingent consideration are considered Level 3 measurements. These fair value measurements are based on unobservable inputs. Debt includes the Asset Based Lending (ABL) facility and the Term Loan. The fair value estimate reflects the contractual terms of the purchase agreement (e.g., potential

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

payment amounts, length of measurement periods, manner of calculating any amounts due) and utilizes assumptions with regard to future cash flows, probabilities of achieving such future cash flows and a discount rate. Depending on the contractual terms of the purchase agreement, the probability of achieving future cash flows of earnings generally represents the only significant unobservable input. The contingent consideration liability is measured at fair value each reporting period and changes in estimates of fair value are recognized in earnings. See fair value tables below (in thousands):

	As of December 31, 2022
	Level 1	Level 2	Level 3	Total
Debt	$—	$—	$2,720,019	$2,720,019
Contingent Consideration	—	—	3,700	3,700

Total	$—	$—	$2,723,719	$2,723,719

	As of December 31, 2021
	Level 1	Level 2	Level 3	Total
Debt	$—	$—	$1,845,122	$1,845,122
Contingent Consideration	—	—	3,700	3,700

Total	$—	$—	$1,848,822	$1,848,822

Concentrations of Credit Risk

The Company’s assets that are potentially subject to concentrations of credit risk are cash and cash equivalents and trade accounts receivable. Cash balances are maintained in financial institutions which at times exceed federally insured limits. The Company monitors the financial condition of the financial institutions in which accounts are maintained and has not experienced any losses in such accounts. The accounts receivable of the Company are spread over a number of customers, a majority of which are operators and suppliers to the natural gas and oil industries.

Major customers are defined as those individually comprising more than 10% of our revenues. For the year ended December 31, 2022, one customer comprised 13.0% of total revenues and all of these revenues were related to the Compression Operations segment. For the year ended December 31, 2021, two customers comprised 12.0% of total revenues each, and all of these revenues were related to the Compression Operations segment.

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842)(“ASC 842 Leases”), which requires entities to recognize lease assets and liabilities on the balance sheet and disclose key information about leasing arrangements. ASC 842 Leases was subsequently amended by ASU 2018-11, Codification Improvements to Topic 842, Leases, which provides entities with an additional (and optional) transition method to adopt the new leases standard (the “Comparatives Under 840 Option”).

The Company adopted these lease accounting standards effective January 1, 2022, using the modified retrospective transition method and elected the Comparatives Under 840 Option in which prior comparative information has not been recast and continues to be reported under the accounting standards in effect for those periods. Upon adoption, the Company elected the package of practical expedients to not reassess whether

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

existing contracts contained a lease, the lease classification of existing leases and initial direct cost for existing leases. In addition to the package of practical expedients, the Company elected not to capitalize amounts pertaining to leases with terms less than twelve months, to use the portfolio approach to determine discount rates, and not to separate non-lease components from lease components. Adoption of ASC 842 Leases resulted in recognition of an operating right-of-use (“ROU”) lease asset of $11.4 million with a corresponding lease liability on the Company’s consolidated balance sheet at January 1, 2022. The Company did not recognize any finance lease ROU assets or liabilities upon adoption of ASC 842 Leases. There was no impact to the Company’s consolidated statements of operations, stockholders’ equity or cash flows upon adoption.

ASC 842 Leases also provides a practical expedient, elected by class of underlying asset, to not separate lease and nonlease components and instead account for those components as a single component if certain conditions are met. ASC 842 Leases also provides clarification for lessors on whether ASC 842 Leases or ASC Topic 606 Revenue from Contracts with Customers (“ASC 606 Revenue”) is applicable to the combined component based on determination of the predominant component. The Company concluded that for the Company’s contract compression services, in which the Company is a lessor, the services non-lease component is predominant over the natural gas compression unit lease component and therefore ongoing recognition of these agreements will continue to follow the ASC 606 Revenue guidance. The Company also elected, as a lessee, not to separate lease and nonlease components as it relates to the Company’s facility leases.

Recently Issued Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (“Topic 326”): Measurement of Credit Losses on Financial Instruments. Topic 326 states the Company will be required to use an expected-loss model for its marketable debt securities, available-for sale, which requires that credit losses be presented as an allowance rather than as an impairment write-down. Reversals of credit losses (in situations in which the estimate of credit losses declines) is permitted in the reporting period that the change occurs. Current U.S. GAAP prohibits reflecting reversals of credit losses in current period earnings. The amendments in this update are effective for the Company for fiscal years beginning after December 15, 2022. The Company does not expect the amendments to have a material impact on its consolidated financial statements.

In March 2020, the FASB issued ASU No. 2020-03, Codification Improvements to Financial Instruments, (“ASU 2020-03”). ASU 2020-03 improves and clarifies various financial instruments topics, including the current expected credit loss standard (“CECL”). ASU 2020-03 includes seven different issues that describe the areas of improvement and the related amendments to GAAP, intended to make the standards easier to understand and apply by eliminating inconsistencies and providing clarifications. This guidance is effective for the Company for fiscal years beginning after December 15, 2022. The Company is currently assessing the impact of this guidance on its consolidated financial statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. Revenue Recognition

The following table disaggregates the Company’s revenue by type and timing of provision of services or transfer of goods (in thousands):

	Years Ended December 31,
	2022	2021
Services provided over time:
Compression Operations	$646,281	$573,073
Other Services	47,220	18,773

Total services provided over time	693,501	591,846

Services provided or goods transferred at a point in time:
Compression Operations	8,663	9,997
Other Services	5,749	4,532

Total services provided or goods transferred at a point in time	14,412	14,529

Total revenue	$707,913	$606,375

The Company derives its revenue from contracts with customers, which comprise the following revenue streams:

Compression Operations

Compression Operations consists of operating Company-owned and customer-owned compression infrastructure for our customers, pursuant to fixed-revenue contracts enabling the production, gathering and transportation of natural gas and oil.

Compression Operations for Kodiak owned, as well as customer-owned, compressors are generally satisfied over time as services are rendered at selected customer locations on a monthly basis and based upon specific performance criteria identified in the applicable contract. Terms are typically one to seven years and at the end of the term, transition to a month-to-month contract if not cancelled by either party. The monthly service for each location is substantially the same service month to month and is promised consecutively over the service contract term. The progress and performance of the service are measured consistently using a straight-line, time-based method as each month passes, because the performance obligations are satisfied evenly over the contract term as the customer simultaneously receives and consumes the benefits provided by the service.

If variable consideration exists, it is allocated to the distinct monthly service within the series to which such variable consideration relates. The Company has elected to apply the invoicing practical expedient to recognize revenue for such variable consideration, as the invoice corresponds to the value transferred to the customer based on our performance completed to date.

Service revenue earned primarily on freight and crane charges that are directly reimbursable by our customers are recognized at the point in time the service is provided and control is transferred to the customer. At such time, the customer has the ability to direct the use of the benefits of such service after the performance obligation is satisfied. The amount of consideration we receive and revenue we recognize is based upon the invoice amount.

There are typically no material obligations for returns, refunds, or warranties. The Company’s standard contracts do not usually include non-cash consideration.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Other Services

This revenue stream relates to compressor station construction services provided to certain customers and services provided based on time, parts and/or materials with contracted customers.

For most of the Company’s construction contracts, the customer contracts with the Company to provide a service of integrating a significant set of tasks and components into a single contract. Hence, the entire contract is accounted for as one performance obligation. The Company recognizes revenue over time as the Company performance creates or enhances an asset that the customer controls as the asset is created or enhanced.

For construction services, revenue is recognized using an input method. Measure of the progress towards satisfaction of the performance obligation is based on the actual amount of labor and material costs incurred. The amount of the transaction price recognized as revenue each reporting period is determined by multiplying the transaction price by the ratio of actual costs incurred to date to total estimated costs expected for the construction services. Judgment is involved in the estimation of the progress to completion. Any adjustments to the measure of the progress to completion is accounted for on a prospective basis. Changes to the scope of service is recognized as an adjustment to the transaction price in the period in which the change occurs.

Service provided based on time spent, parts and/or materials is generally short-term in nature and labor rates and parts pricing is agreed upon prior to commencing the service. The Company applies an estimated gross margin percentage, which is fixed based on historical time and materials-based service, to actual costs incurred. As revenue is recognized when time is incurred, this revenue is recognized at a point and time when the service is rendered.

Contract Assets and Liabilities

The Company recognizes a contract asset when the Company has the right to consideration in exchange for goods or services transferred to a customer. Contract assets are transferred to trade receivables when the rights become unconditional. The Company had contract assets of $3.6 million as of December 31, 2022 and no contract assets as of December 31, 2021. The Company records contract liabilities (deferred revenue) when cash payments are received or due in advance of performance. The Company’s deferred revenue was $57.1 million and $51.2 million, as of December 31, 2022 and 2021, respectively. As of January 1, 2022, the beginning balance for contract liability was $51.2 million. During the years ended December 31, 2022 and 2021 the Company recognized $51.2 million and $43.6 million, respectively, of revenue that was deferred as of the prior year end.

Performance Obligations

As of December 31, 2022, the aggregate amount of transaction price allocated to unsatisfied performance obligations related to the Company’s revenue for the Compression Operations segment is $1,042.4 million. The Company expects to recognize these remaining performance obligations as follows (in thousands):

	2023	2024	2025	2026	2027 and thereafter	Total
Remaining performance obligations	$471,091	$289,410	$153,944	$82,307	$45,599	$1,042,351

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. Property, Plant and Equipment, Net

Property, plant and equipment, net consist of the following (in thousands):

	As of December 31,
	2022	2021
Compression equipment	$2,973,599	$2,731,638
Trailers and vehicles	7,193	6,516
Field equipment	15,501	11,417
Technology hardware and software	6,698	3,944
Leasehold improvements	1,947	1,772
Shipping containers	3,137	2,882
Furniture and fixtures	1,519	1,460
Other	981	1,541

Total property and equipment, gross	3,010,575	2,761,170
Less: accumulated depreciation	(521,893)	(361,556)

Property, plant and equipment, net	$2,488,682	$2,399,614

Depreciation expense was $165.0 million and $150.5 million for the years ended December 31, 2022 and 2021, respectively, and is recorded within depreciation and amortization on the accompanying consolidated statements of operations.

The estimated useful lives of assets are as follows:

Estimated Useful Life
Compression equipment	15-25 years
Trailers and vehicles	5 years
Field equipment	1-5 years
Technology hardware and software	3 years
Leasehold improvements	Shorter of remaining lease term or 5 years
Shipping containers	4 years
Furniture and fixtures	7 years
Other	Shorter of remaining lease term or estimated useful life

5. Leases

The Company maintains operating leases, primarily related to office space, and certain corporate equipment. The Company’s leases have remaining lease terms of up to 5 years, some of which include options that permit renewals for additional periods.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Operating Leases

Balance sheet information related to the Company’s operating leases were as follows (in thousands):

	Classification	For the year ended December 31, 2022
ROU assets, net	Operating lease ROU assets, net	$9,827

Lease liabilities:
Current	Accrued liabilities	$3,090
Noncurrent	Operating lease liabilities	6,754

Total lease liabilities		$9,844

The components of total lease expense are as follows (in thousands):

For the year ended December 31, 2022
Operating lease cost	$3,349
Variable lease cost	—
Short-term lease cost	337

Total lease cost	$3,686

The short-term lease cost disclosed above reasonably reflects the Company’s ongoing short-term lease commitments. These lease costs are primarily recorded within cost of operations.

Supplemental information related to the Company’s operating leases were as follows:

December 31, 2022
Weighted average remaining lease term (in years)	3.55
Weighted average discount rate	5.25%

Supplemental cash flow information related to the Company’s operating leases were as follows (in thousands):

For the year ended December 31, 2022
Operating cash flows - cash paid for amounts included in the measurement of operating lease liabilities	$3,332
Operating ROU assets obtained in exchange for new lease liabilities	$71

As of December 31, 2022, the Company does not have any additional operating and finance leases that have not yet commenced.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Maturities of operating lease liabilities, associated with ROU assets, as of December 31, 2022, were as follows (in thousands):

Operating Leases
Years ended December 31,
2023	$3,517
2024	3,119
2025	1,995
2026	1,313
2027	801
Thereafter	27

Total lease payments	10,772
Less: Interest	(928)

Total lease liabilities	$9,844

As of December 31, 2021, future minimum rentals under the non-cancellable operating leases under the scope of ASC 840 for certain office facilities are as follows (in thousands):

Operating Leases
Years ended December 31,
2022	$3,015
2023	2,165
2024	1,878
2025	1,116
2026	965
Thereafter	555

Total lease payments	$9,694

Rental expenses related to office leases amounted to $3.6 million for the year ended December 31, 2021.

6. Goodwill and Identifiable Intangible Assets, Net

There were no changes in the carrying amount of goodwill during the years ended December 31, 2022 and 2021. All of the goodwill was allocated to our Compression Operations reporting unit.

The Company’s identifiable intangible assets consist of the following as of December 31, 2022 and 2021 (in thousands):

	As of December 31, 2022
	Original Cost	Accumulated Amortization	Net Amount	Remaining Weighted Average Amortization Period (years)
Trade name	$13,000	$(2,531)	$10,469	16.1
Customer relationships	150,000	(28,107)	121,893	13.8

Total identifiable intangible assets	$163,000	$(30,638)	$132,362

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	As of December 31, 2021
	Original Cost	Accumulated Amortization	Net Amount	Remaining Weighted Average Amortization Period (years)
Trade name	$13,000	$(1,881)	$11,119	17.1
Customer relationships	150,000	(19,284)	130,716	14.8

Total identifiable intangible assets	$163,000	$(21,165)	$141,835

Amortization expense was $9.5 million for each of the years ended December 31, 2022 and 2021 and is recorded within depreciation and amortization on the consolidated statements of operations.

At December 31, 2022, the following is a summary of future minimum amortization expense for identified intangible assets (in thousands):

Amount
Years ending December 31,
2023	$9,474
2024	9,474
2025	9,474
2026	9,474
2027	9,474
Thereafter	84,992

Total	$132,362

7. Debt and Credit Facilities

Debt consists of the following (in thousands):

	As of December 31,
	2022	2021
ABL Facility	$1,754,224	$1,465,234
Term Loan	1,000,000	400,000

Total debt outstanding	2,754,224	1,865,234
Less: current maturities	—	—
Less: unamortized debt issuance cost	(34,205)	(20,112)

Long-term debt, net of unamortized debt issuance cost	$2,720,019	$1,845,122

ABL Facility

As of January 1, 2021 the Company’s wholly-owned subsidiary had an ABL Facility with unaffiliated secured lenders and a bank as administrative agent. During 2021, the total facility was upsized from $1.7 billion to $1.875 billion to increase available liquidity under the facility. New lender fees and costs totaling $0.9 million were incurred and will be amortized over the life of the loans to interest expense. In May 2022, the Company completed a recapitalization and return of capital of $838 million to the Parent Company primarily by increasing the borrowings from the current ABL Facility and Term Loan of which $225 million is related to the ABL Facility.

On May 19, 2022, the Company’s wholly-owned subsidiary entered into the Third Amendment to the Third Amended and Restated Credit Agreement which mainly served to amend the applicable rate from LIBOR to the Secured Overnight Financing Rate (“SOFR”) and allow for the return of capital to the Parent

KODIAK GAS SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Company. During 2022, the total facility was upsized from $1.875 billion to $2.050 billion to increase available liquidity under the facility. New lender fees and costs totaling $13.2 million were incurred and will be amortized over the life of the loans to interest expense.

Pursuant to the ABL Credit Agreement, the Company must comply with certain restrictive covenants, including a fixed charge coverage ratio and leverage ratio. As an update to the Third Amended and Restated Credit Agreement, the financial covenant restrictions were waived for the second quarter of 2022 and the maximum leverage ratio (calculated based on the ratio of Consolidated Total Debt to Consolidated EBITDA, each as defined in the ABL Credit Agreement) was increased to 7.25x through the first quarter of 2023; 7.00x thereafter through the third quarter of 2023; 6.75x thereafter through the first quarter of 2024; and 6.50x in the second quarter of 2024 and thereafter. All loan amounts are collateralized by the assets of the Company’s wholly-owned subsidiary. The Company was in compliance with all covenants as of December 31, 2022 and 2021.

The applicable interest rates as of December 31, 2022 were 9.50% (prime rate) and 7.60% (Term SOFR rate plus 0.10%) plus (3.00% spread). The applicable interest rates as of December 31, 2021 were 5.25% (prime rate) and 3.125% (LIBOR rate plus 3.00%).

The ABL Credit Agreement provides for a “revolving credit facility” that includes an arrangement, whereby, under certain events, remittances from customers are forwarded to a bank account controlled by the administrative agent and are applied to reduce borrowings under the facility. One such event occurs when availability falls below a specified threshold (i.e., the greater of $200.0 million or 10% of the aggregate commitments at such time of event). As of December 31, 2022 and 2021, availability under the agreement was in excess of the specified threshold and as such the entire balance was classified as long-term in accordance with its maturity. As previously mentioned, the ABL Credit Agreement matures in June 2024 and the Company expects to maintain it for the term and expects to be in compliance with all covenants or event of default provisions.

Term Loan

As of January 1, 2021 the Company’s wholly-owned subsidiary had a Term Loan Credit Agreement with unaffiliated unsecured lenders and a bank as administrative agent. In May 2022, the Company completed a recapitalization and return of capital of $838 million to the Parent Company primarily by increasing the borrowings from the current ABL Facility and Term Loan of which $600 million is related to the Term Loan as per the Amended and Restated Term Loan Credit Agreement entered into by the Company on May 19, 2022. As an update to the Amended and Restated Term Credit Agreement, the covenant restrictions were waived for the second quarter of 2022 and the maximum leverage ratio (calculated based on the ratio of Consolidated Total Debt to Consolidated EBITDA, each as defined in the Term Loan Credit Agreement) was increased to 7.50x through the first quarter of 2023; 7.25x thereafter through the third quarter of 2023; 7.00x thereafter through the first quarter of 2024; 6.75x thereafter through the first quarter of 2025; 6.50x thereafter through the first quarter of 2026; 6.25x thereafter through the fourth quarter of 2026; and 6.00x in the first quarter of 2027 and thereafter. Additionally, the amendment allowed for the return of capital to the Parent Company. New lender fees and costs totaling $14.6 million were incurred for this amendment and will be amortized over the life of the loans to interest expense.

Borrowings under the Term Loan bear the following applicable rates: interest rates are based on 6.00% plus an alternate base rate and 7.00% plus an adjusted eurocurrency rate for alternate base rate ABR loans and eurocurrency loans, respectively. The interest rates were 10.67% and 7.13% as of December 31, 2022 and 2021, respectively.

The Term Loan has a maturity date of May 19, 2027, at which time all unpaid principal and interest is due. Commencing with the fiscal year ending December 31, 2023, an excess cash flow payment that would reduce the principal balance of the Term Loan is potentially due 120 days following each preceding fiscal year end. This excess cash flow payment is based the leverage ratio (calculated based on the ratio of Consolidated Total Debt to Consolidated EBITDA, each as defined in the Term Loan Credit Agreement) at year end. Based on the calculated ratio, a payment percentage is applied to the excess cash flow to determine the amount, if any, due. The Company was in compliance with all financial covenants as of December 31, 2022 and 2021.

KODIAK GAS SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The ABL credit agreement and Term Loan restrict the Company’s wholly-owned subsidiary’s ability to: incur additional indebtedness and guarantee indebtedness; pay dividends or make other distributions or repurchase or redeem equity interests; prepay, redeem or repurchase certain debt; issue certain preferred units or similar equity securities; make loans and investments; sell, transfer or otherwise dispose of assets; incur liens; enter into transactions with affiliates; enter into agreements restricting our restricted subsidiaries’ ability to pay dividends; enter into certain swap agreements; amend certain organizational documents; enter into sale and leaseback transactions; and consolidate, merge or sell all or substantially all of our assets. The restricted net assets of the wholly-owned subsidiary of the Company exceed 25% of the consolidated net assets of the Parent. See Note 18, “Parent Company Information”.

As of December 31, 2022, the scheduled maturities, without consideration of potential mandatory prepayments, of the long-term debt were as follows (in thousands):

Amount
Years ended December 31,
2023	$—
2024	1,754,224
2025	—
2026	—
2027	1,000,000

Total	$2,754,224

8. Derivative Instruments

The Company has entered into interest rate swaps exchanging variable interest rate with fixed interest rates and interest rate collars which represent a simultaneous purchase of a cap rate with the sale of a floor rate. The Company has not designated any derivative instruments as hedge for accounting purposes and does not enter into such instruments for speculative or trading purposes. The Company’s cash flow is only impacted when the actual settlements under the derivative contracts result in the Company making a payment to or receiving a payment from the counterparty. Cash flows from all derivative activity for the periods presented appear in the operating section on the consolidated statements of cash flows.

As a result of the increase to the ABL Facility and Term Loan during the year ended 2022, the Company entered into additional $975.0 million notional amounts of interest rate swaps to comply with hedging requirements set forth in the credit agreements.

The table below summarizes information related to the notional amount and maturities dates for interest rate swaps at December 31, 2022:

Notional Amount	Maturities
$100,000,000	6/14/2023
$100,000,000	6/4/2024
$375,000,000	12/4/2024
$225,000,000	12/5/2024
$200,000,000	6/14/2025
$175,000,000	6/14/2026
$125,000,000	6/22/2026
$75,000,000	5/18/2027
$100,000,000	5/19/2027
$200,000,000	5/29/2027

KODIAK GAS SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table presents summarized information related to the collar agreements maturing in 2024:

Notional Amount
Ceiling	$200,000,000
Floor	$200,000,000

The following tables set forth the Company’s assets and liabilities that were measured at fair value on a recurring basis during the period, by level, within the fair value hierarchy and classification of the Company’s derivative instrument not designated as hedging instruments on the accompanying consolidated balance sheets (in thousands):

	As of December 31, 2022
	Level 1	Level 2	Level 3	Total
Current assets:
Interest rate swaps	$—	$823	$—	$823
Non-current assets:
Interest rate swaps	$—	$48,955	$—	$48,955
Interest rate collars	—	15,562	—	15,562

Total	$—	$65,340	$—	$65,340

	As of December 31, 2021
	Level 1	Level 2	Level 3	Total
Current liabilities:
Interest rate swaps	$—	$(398)	$—	$(398)
Non-current liabilities:
Interest rate swaps	$—	$(13,723)	$—	$(13,723)
Interest rate collars	—	(7,902)	—	(7,902)

Total	$—	$(22,023)	$—	$(22,023)

The following table summarizes the effects of the Company’s derivative instruments in the consolidated statements of operations (in thousands):

Derivative Instruments Not Designated as Hedging Instrument	Location of Gain Recognized	Years Ended December 31,
		2022	2021

Interest rate swaps	Unrealized gain on derivatives	$63,899	$27,846
Interest rate collars	Unrealized gain on derivatives	23,464	12,981

Total		$87,363	$40,827

9. Stockholders’ Equity

The Company is authorized to issue up to 1,000 shares of par value common shares. Holders of the Company’s common shares are entitled to one vote for each share. As of December 31, 2022 and 2021, there were 100 shares of common shares issued and outstanding. Stockholders’ of common shares are entitled to receive, in the event of a liquidation, dissolution or winding up, ratably the assets available for distribution to the stockholders after payment of all liabilities.

KODIAK GAS SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Class B and C Profits Interests

Kodiak Holdings issued incentive awards to certain employees of Kodiak Gas Services, LLC (a wholly-owned subsidiary of the Company) in the form of Class B incentive units (“Class B Units”). The Company records a stock-based compensation expense associated with the Class B Units because of the employment relationship of the grantees with Kodiak Gas Services, LLC.

On March 6, 2019, 61,098.4 Class B Units were authorized under the Kodiak Holdings (f/k/a Frontier Topco Partnership, L.P.) 2019 Class B Unit Incentive Plan for grants to certain employees and non-employee board members. These Class B Units are intended to constitute “profits interests” for federal income tax purposes, but constitute a substantive class of equity under US GAAP. As of December 31, 2022 and 2021, there were 61,068.0 authorized Class B Units. There were 2,861.0 and 57,502.4, Class B Units granted in the year ended December 31, 2022 and 2021, respectively. Twenty-five percent (25%) of the Class B Units granted to employees excluding Board members are subject to time vesting (the “Time-Vesting Units”) and, the remaining 75% of the granted Class B Units are subject to performance-vesting on achievement of certain MOIC (Multiple on Invested Capital) performance criteria and market conditions. Time-Vesting Units vest in five equal annual installments on each of the first five anniversaries of the applicable vesting commencement date. Holders of Class B Unit are entitled to distributions on vested awards in accordance with the Kodiak Holdings distribution waterfall. Class B Units are not subject to any conversion rights other than an automatic conversion to Class C incentive units (“Class C Units”) in connection with certain terminations of employment. Each Class C Unit is eligible to receive distributions up to an amount equal to the fair market value of the corresponding converted Class B Unit on the date of conversion. As of December 31, 2022 no material conversions had occurred.

There are no performance hurdles associated with the Time-Vested Units. The fair value of each incentive award was estimated on their applicable grant date using an option pricing model. The grant date fair value of the Time-Vested Units was $1.3 million in 2022 and $3.1 million in 2021.

Stock compensation expense is recognized ratably over the vesting period of the awards. During 2022 and 2021, approximately $1.0 million and $1.2 million, respectively, in stock compensation expense was recognized in selling, general and administrative expenses related to time-based vesting of 3,279.4 and 5,689 Class B Units. As of December 31, 2022, there were 6,122.4 unvested time-based Class B Units representing $2.2 million in unrecognized stock compensation expense.

10. Commitments and Contingencies

Purchase Commitments

Purchase commitments of $166.9 million that primarily consist of commitments to purchase compression units are expected to be settled within the next twelve months.

Contingent Consideration

As part of a prior acquisition, the Company agreed on contingent consideration associated with the collectability of certain past due accounts receivable amounts of $7.3 million from a particular customer. The agreement calls for any amount collected of the outstanding receivables balance up to 50% is due to seller and any amount over 50% of the outstanding receivable balance to be due to the Company. The Company records contingent consideration at the acquisition and end of reporting periods at fair value. During 2020, the Company wrote off an outstanding receivable balance due to the Company of $3.7 million to bad debt and recorded $3.7 million related to the 50% of the receivable balance due to the seller in accrued liabilities. As of December 31, 2022 and 2021, none of the outstanding receivables had been collected.

KODIAK GAS SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Sales Tax Contingency

Beginning in October 2019 through September 2022, the Company received notices from the Texas Comptroller’s office in regards to audits for periods ranging from December 2015 through October 2022. The audits pertain to whether the Company may owe sales tax on certain of their compression equipment that they had purchased during that time period. As of December 31, 2021, based on information currently available, the Company had accrued a contingent liability of approximately $21.3 million, of which approximately $5.2 million was reclassed from other liabilities to accrued liabilities. During the year ended December 31, 2022, based on current information the Company accrued an additional amount of approximately $6.5 million and as of December 31, 2022, the Company had accrued a total amount of $27.8 million for this contingent liability.

Legal Matters

From time to time, the Company may become involved in various legal matters. Management believes that there are no legal matters as of December 31, 2022 whose resolution could have a material adverse effect on the consolidated financial statements.

11. Prepaid Expenses and Other Current Assets

The prepaid expenses and other current assets consisted of the following (in thousands):

	As of December 31,
	2022	2021
Prepaid insurance	$3,997	$4,104
Prepaid rent	589	606
Other	4,934	1,541

Total prepaid expenses and other current assets	$9,520	$6,251

12. Accrued Liabilities

Accrued liabilities consisted of the following (in thousands):

	As of December 31,
	2022	2021
Sales tax liability	$27,820	$16,079
Accrued interest	16,347	6,237
Accrued accounts payable	14,080	6,144
Accrued taxes	9,667	4,713
Accrued bonus	7,764	7,105
Contingent consideration	3,673	3,673
Lease liabilities - current portion	3,090	—
Accrued insurance	2,231	2,354
Accrued payroll	2,744	2,253
Social security deferral	—	1,751
Other	6,457	4,557

Total accrued liabilities	$93,873	$54,866

KODIAK GAS SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. Income Taxes

The income tax expense (benefit) consisted of the following (in thousands):

	Year Ended December 31
	2022	2021
Current income taxes:
Federal	$2,746	$—
State and local	3,045	2,399

Total current tax	5,791	2,399
Deferred income taxes:
Federal	25,704	(54,210)
State and local	1,597	(6,762)

Total deferred tax	27,301	(60,972)

Income tax (benefit) expense	$33,092	$(58,573)

The effective tax rates on continuing operations for the years ended December 31, 2022 and 2021, were 24.3% and (47.8)% respectively. The tax rate reconciliation is as follows (in thousands):

	Years Ended December 31,
	2022	2021
Income before income taxes	$139,357	$122,390
Tax at Federal Statutory Rate	29,265	25,702
State, Net of Federal Benefit	3,664	(761)
Non-deductible expenses	163	93
Change in valuation allowance	—	(83,607)

Income tax (benefit) expense	$33,092	$(58,573)

The Company’s deferred tax position reflects the net tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting. Significant components of the deferred tax assets and liabilities are as follows (in thousands):

	Years Ended December 31,
	2022	2021
Deferred tax assets:
Net operating losses	$450,543	$433,804
Interest expense carryforward	31,285	—
Other assets	—	233

Total gross deferred tax assets	481,828	434,037
Valuation allowance	—	—

Total deferred tax assets, net of valuation allowance	481,828	434,037

Deferred tax liabilities:
Investment in subsidiaries	(538,983)	(463,676)

Total gross deferred tax liabilities	(538,983)	(463,676)

Net deferred tax liabilities	$(57,155)	$(29,639)

KODIAK GAS SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred Tax Assets and Liabilities

The Company regularly reviews its deferred tax assets, including net operating loss carryovers, for recoverability, and a valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset may not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences are deductible. In assessing the need for a valuation allowance, the Company makes estimates and assumptions regarding projected future taxable income, its ability to carry back operating losses to prior periods, the reversal of deferred tax liabilities and the implementation of tax planning strategies. Based on our cumulative earnings history and forecasted future sources of taxable income, the Company determined it is more-likely-than-not to realize existing deferred tax assets and thus released its valuation allowance in 2021. As the Company reassesses these assumptions in the future, changes in forecasted taxable income may alter this expectation and may result in an increase to the valuation allowance and an increase in the effective tax rate.

The Company’s ability to utilize its net operating loss carryforwards and other tax attributes to reduce future taxable income is subject to potential annual limitations under Internal Revenue Code Section 382 and Section 383 and similar state provisions. These limitations are applicable to the extent certain ownership changes by 5% shareholders and stock issuances by the Company during any three-year period result in a cumulative change of more than 50% in the beneficial ownership of the Company. The Company has assessed the provisions of Section 382 and Section 383 and determined there to be no impact to the Company’s deferred tax balances.

Federal and State Net Operating Losses

We have gross federal tax net operating loss carryforwards of $2.0 billion which have an indefinite life. We have gross post-apportionment state net operating loss carryforwards of $498.0 million which have various expiration dates through 2042.

Uncertain Tax Benefits

The Company evaluates its tax positions and recognizes only tax benefits that, more likely than not, will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax position is measured at the largest amount of benefit that has a greater than 50% likelihood of being realized upon settlement. The Company did not have any uncertain tax benefits as of December 31, 2022 and 2021. As of December 31, 2022 and 2021, the Company had no accrued interest or penalties related to uncertain tax positions and no amounts had been recognized in the consolidated statement of operations.

As of December 31, 2022, tax years 2018 and forward are subject to examination by the tax authorities in the U.S. No income tax returns are currently under examination.

14. Defined Contribution Plan

The Company maintains a defined contribution savings plan for its employees. The Company contributed $2.9 million and $2.7 million to the plan for the years ended December 31, 2022 and 2021, respectively.

KODIAK GAS SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. Compensation Plans

Deferred Compensation Plan

The Company contributes to a deferred compensation plan that was established to offer added cash basis incentives for the retention of key employees. On January 1, 2021, cash awards under the Company’s 2020 Long-Term Incentive Plan (the “Plan”) were granted. In addition, the Company approved an additional grant for its 2021 calendar year. The awards were granted to eligible participating employees. The vesting of the granted long term incentive awards is time-based and the only remaining condition is contingent on providing subsequent services as an employee at the time of vesting. The awards vest, and pay out in cash ratably (25%) on January 1st of each year, over a four-year period, during which time the awards are generally forfeitable in the event of employment termination other than for death, disability, or qualifying retirement. Based on an expected probability of future payments, the Company’s obligations related to the plan totaled $5.4 million and $6.8 million as of December 31, 2022 and 2021, respectively. The non-current liability was $4.4 million and $5.9 million as of December 31, 2022 and 2021, respectively.

16. Segments

The Company manages its business through two operating segments: Compression Operations and Other Services. Compression Operations consists of operating Company and customer-owned compression infrastructure for its customers, pursuant to fixed-revenue contracts to enable the production, gathering and transportation of natural gas and oil. Other Services consists of a full range of contract services to support the needs of customers, including station construction, maintenance and overhaul, and other ancillary time and material based offerings.

The chief operating decision maker evaluates performance and allocates resources based on the gross margin of each segment, which includes revenues directly attributable to the specific segment and all costs of service directly attributable to the specific segment, which includes cost of operations and depreciation and amortization. Depreciation and amortization for the Compression Operations segment was $174,463 and $160,045 for the years ended December 31, 2022 and 2021, respectively. Revenue includes only sales to external customers. The following table represents financial metrics by segment (in thousands):

	Compression Operations	Other Services	Total
2022
Revenue	$654,957	$52,956	$707,913
Gross Margin	254,779	11,320	266,099
Total assets	3,184,286	21,254	3,205,540
Capital expenditures	259,349	—	259,349

2021
Revenue	$583,070	$23,305	$606,375
Gross Margin	230,212	5,941	236,153
Total assets	3,004,608	6,991	3,011,599
Capital expenditures	201,934	—	201,934

KODIAK GAS SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table reconciles total gross margin to income before income taxes (in thousands):

	Years Ended December 31
	2022	2021
Total Gross Margin	$266,099	$236,153
Selling, general and administrative expenses	(44,882)	(37,665)
Long lived asset impairment	—	(9,107)
Gain / (loss) on sale of fixed assets	874	(426)
Interest expense, net	(170,114)	(107,293)
Unrealized gain on derivatives	87,363	40,827
Other income (expense)	17	(99)

Income before income taxes	$139,357	$122,390

17. Subsequent Events

The Company evaluates events and transactions occurring after the consolidated balance sheet date, but before the consolidated financial statements are available to be issued. The Company has evaluated such events and transactions through March 6, 2023, the date the consolidated financial statements were available for issuance.

KODIAK GAS SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. Parent Company Information

Kodiak Gas Services, Inc. (Parent Company Only)

Condensed Balance Sheets

(in thousands, except per share data)

	As of December 31,
	2022	2021
Assets
Current Assets
Cash and cash equivalents	$10,990	$24,000

Total current assets	10,990	24,000
Investment in Subsidiaries	31,780	856,780

Total assets	$42,770	$880,780

Liabilities and Stockholders’ Equity
Accounts payable	$103	$94
Accrued liabilities	67	34

Total liabilities	170	128

Stockholders’ Equity:

Common shares, $ 0.01 par value; 1,000 common shares authorized, 100 common shares issued and outstanding as of December 31, 2022 and 2021	1	1
Additional paid-in capital	42,780	880,780
Accumulated deficit	(181)	(129)

Total stockholders’ equity	42,600	880,652

Total liabilities and stockholders’ equity	$42,770	$880,780

The accompanying notes are an integral part of these condensed financial statements.

KODIAK GAS SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Kodiak Gas Services, Inc. (Parent Company Only)

Condensed Statements of Operations

(in thousands)

	For Years Ended December 31,
	2022	2021
Selling, general and administrative expenses	$52	$73

Total operating expenses	52	73

Loss from operations	(52)	(73)

Net loss	$(52)	$(73)

The accompanying notes are an integral part of these condensed financial statements.

KODIAK GAS SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Kodiak Gas Services, Inc. (Parent Company Only)

Condensed Statements of Cash Flows

(in thousands)

	For Years Ended December 31,
	2022	2021
Cash flows from operating activities:
Net loss	$(52)	$(73)
Changes in operating assets and liabilities
Accrued liabilities	9	34
Accounts payable	33	39

Net cash used in operating activities	(10)	—

Cash flows from investing activities:
Proceeds from investment in subsidiaries	825,000	—

Net cash provided by investment activities	825,000	—

Cash flows from financing activities:
Contribution from parent	—	24,000
Distribution to parent	(838,000)	—

Net cash (used in) provided by financing activities	(838,000)	24,000

Net (decrease) increase in cash and cash equivalents	(13,010)	24,000
Cash and cash equivalents - beginning of year	24,000	—

Cash and cash equivalents - end of year	$10,990	$24,000

The accompanying notes are an integral part of these condensed financial statements.

KODIAK GAS SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Basis of Presentation

These condensed financial statements of Kodiak Gas Services, Inc. (the “Company”, “Kodiak” or “KGS”) (Parent Company Only) have been prepared in accordance with Rule 12-04 of Regulation S-X, as the restricted net assets of the subsidiaries of the Parent Company exceed 25% of the consolidated net assets of the Parent Company as stipulated by Rule 5-04, Section I from Regulation S-X. The ability of the Parent Company’s operating subsidiaries to pay dividends is restricted due to the terms of the subsidiaries’ Term Loan Agreement as defined in Note 7, “Debt and Credit Facilities,” to the consolidated financial statements.

These condensed Parent Company Only financial statements have been prepared using the same accounting principles and policies described in the notes to the consolidated financial statements. These condensed financial statements should be read in conjunction with the consolidated financial statements and related notes thereto.

In May 2022, the Company completed a return of capital of $838 million to the Parent Company. The Parent Company contributed $24 million to the Company in 2021.

Dividends Paid

No cash dividends were paid for the years ended December 31, 2022 and 2021.

                Shares

Kodiak Gas Services, Inc.

Common Stock

Goldman Sachs & Co. LLC	J.P. Morgan

Barclays

BofA Securities

Raymond James	RBC Capital Markets	Stifel	Truist Securities	TPH&Co.

Comerica Securities	Fifth Third Securities	Regions Securities LLC	Texas Capital Securities

AmeriVet Securities	Guzman & Company	R. Seelaus & Co., LLC	Siebert Williams Shank

Through and including                     (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth an itemized statement of the amounts of all expenses (excluding underwriting discounts and commissions) payable by us in connection with the registration of the common stock offered hereby. With the exception of the SEC Registration Fee, FINRA Filing Fee and NYSE listing fee, the amounts set forth below are estimates.

SEC Registration Fee	*
FINRA Filing Fee	*
NYSE listing fee	*
Accountants’ fees and expenses	*
Legal fees and expenses	*
Printing and engraving expenses	*
Transfer agent and registrar fees	*
Miscellaneous	*

Total	*

*	To be filed by amendment

Item 14.	Indemnification of Directors and Officers

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement in connection with specified actions, suits and proceedings whether civil, criminal, administrative, or investigative, other than a derivative action by or in the right of the corporation, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses, including attorneys’ fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

Our charter will provide that our directors and officers will not be liable to the Company or its stockholders for monetary damages to the fullest extent permitted by the DGCL. Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. In addition, if the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director or officer of the Company, will be limited to the fullest extent permitted by the amended DGCL. Our charter and bylaws will provide that the Company will indemnify, and advance expenses to, any officer or director to the fullest extent authorized by the DGCL.

We expect to obtain directors’ and officers’ insurance to cover our directors, officers and some of our employees for certain liabilities. In addition, we expect to enter into indemnification agreements with our current and future directors and officers containing provisions that are in some respects broader than the specific indemnification provisions contained in the DGCL. The indemnification agreements will require us, among other things, to indemnify our directors and officers against certain liabilities that may arise by reason of their status or service as directors or officers and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the underwriters of the registrant and its executive officers and directors, and by the registrant of the underwriters, for certain liabilities, including liabilities arising under the Securities Act.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15.	Recent Sales of Unregistered Securities.

None.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit Index

Exhibit number	Description

1.1*	Form of Underwriting Agreement

3.1*	Certificate of Incorporation of Kodiak Gas Services, Inc. (f/k/a Frontier TopCo, Inc.)

3.2*	Certificate of Amendment to Certificate of Incorporation of Kodiak Gas Services, Inc. (f/k/a Frontier TopCo, Inc.)

3.3*	Bylaws of Kodiak Gas Services, Inc. (f/k/a Frontier TopCo, Inc.)

3.4*	Form of Amended and Restated Certificate of Incorporation of Kodiak Gas Services, Inc., to be in effect immediately prior to the consummation of this offering

3.5*	Form of Amended and Restated Bylaws of Kodiak Gas Services, Inc., to be in effect immediately prior to the consummation of this offering

4.1*	Form of Stockholders’ Agreement, by and among Kodiak Gas Services, Inc., Kodiak Holdings and the other parties thereto

4.2*	Form of Registration Rights Agreement by and among Kodiak Gas Services, Inc., Kodiak Holdings and the other parties thereto

5.1*	Form of Opinion of Kirkland & Ellis LLP

10.1*^

Fourth Amended and Restated Credit Agreement, dated as of March 22, 2023, among Frontier Intermediate Holding, LLC, Kodiak Gas Services, LLC, the other obligors party thereto, the lenders party thereto, and JPMorgan Chase Bank, N.A., as administrative agent

10.2*†	Kodiak Holdings 2019 Class B Unit Incentive Plan

10.3*†#^	Form of Incentive Unit Award Agreement (Officers) under Kodiak Holdings 2019 Incentive Plan

10.4*†#^	Form of Incentive Unit Award Agreement (Directors) under Kodiak Holdings 2019 Incentive Plan

Exhibit number	Description

10.5*†	Form of 2023 Omnibus Incentive Plan of Kodiak Gas Services, Inc.

10.6*	Form of Indemnification Agreement between Kodiak Gas Services, Inc. and each of the directors and officers thereof

10.7*†^	Employment Agreement by and between Kodiak Holdings and Mickey McKee

10.8*†^	Employment Agreement by and between Kodiak Holdings and Ewan Hamilton

10.9*†^	Employment Agreement by and between Kodiak Holdings and Chad Lenamon

21.1*	List of Subsidiaries

23.1*	Consent of BDO USA LLP

23.3*	Form of Consent of Kirkland & Ellis LLP (contained in Exhibit 5.1)

24.1*	Powers of Attorney (included on the signature page of this Registration Statement)

99.1*	Consent of Mickey McKee to be listed as a Director Nominee

99.2*	Consent of Randall Hogan to be listed as a Director Nominee

99.3*	Consent of Terry Bonno to be listed as a Director Nominee

99.4*	Consent of Peggy Montana to be listed as a Director Nominee

99.5*	Consent of Jon-Al Duplantier to be listed as a Director Nominee

99.6*	Consent of Chris Drumgoole to be listed as a Director Nominee

99.7*	Consent of Gretchen Holloway to be listed as a Director Nominee

107*	Filing Fee Table

*	Filed herewith.
†	Management compensatory plan or contract.
#	Certain portions of this exhibit were redacted pursuant to Item 601(b)(10)(iv) of Regulation S-K.
^	Certain schedules (or similar attachments) of this exhibit were omitted pursuant to Item 601(a)(5) of Regulation S-K.

Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Montgomery, State of Texas, on March 31, 2023.

Kodiak Gas Services, Inc.

By:	/s/ Robert M. McKee
Name: Robert M. McKee Title: President and Chief Executive Officer

Each person whose signature appears below appoints Robert M. McKee and Kelly M. Battle and each of them, any of whom may act without the joinder of the other, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any Registration Statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or would do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and the dates indicated.

Signature	Title	Date

/s/ Robert M. McKee	President, Chief Executive Officer and Director Nominee (Principal Executive Officer)	March 31, 2023
Robert M. McKee

/s/ John B. Griggs	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	March 31, 2023
John B. Griggs

/s/ Ewan W. Hamilton Ewan W. Hamilton	Executive Vice President and Chief Accounting Officer (Principal Accounting Officer)	March 31, 2023

/s/ Alex Darden Alex Darden	Director	March 31, 2023

/s/ Teresa Mattamouros Teresa Mattamouros	Director	March 31, 2023